Exhibit 99.1

BANCO DE CHILE AND SUBSIDIARIES

(Free translation of Consolidated Financial Statements originally issued in Spanish)

INDEX

I.	Interim Consolidated Statements of Financial Position
II.	Interim Consolidated Statements of Income
III.	Interim Consolidated Statements of Other Comprehensive Income
IV.	Interim Consolidated Statements of Changes in Equity
V.	Interim Consolidated Statements of Cash Flows
VI.	Notes to the Interim Consolidated Financial Statements

MCh$	=	Millions of Chilean pesos
ThUS$	=	Thousands of U.S. dollars
UF or CLF	=	Unidad de Fomento
(The UF is an inflation-indexed, Chilean peso denominated monetary unit set daily in advance on the basis of the previous month’s inflation rate).
Ch$ or CLP	=	Chilean pesos
US$ or USD	=	U.S. dollar
JPY	=	Japanese yen
EUR	=	Euro
HKD	=	Hong Kong dollar
CHF	=	Swiss Franc
PEN	=	Peruvian sol
AUD	=	Australian dollar
NOK	=	Norwegian krone
IFRS	=	International Financial Reporting Standards
IAS	=	International Accounting Standards
RAN	=	Actualized Standards Compilation of the Chilean Commission for Financial Market (“CMF”)
IFRIC	=	International Financial Reporting Interpretations Committee
SIC	=	Standards Interpretation Committee

BANCO DE CHILE AND SUBSIDIARIES

i

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

For the periods ended March 31, 2023 and December 31, 2022

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

		March	December
		2023	2022
	Notes	MCh$	MCh$
ASSETS
Cash and due from banks	7	2,712,774	2,764,884
Transactions in the course of collection	7	644,311	772,196
Financial assets held for trading at fair value through profit or loss:
Derivative financial instruments	8	2,807,678	2,960,029
Debt financial instruments	8	2,641,507	3,433,745
Others	8	4,302	257,325
Non-trading financial assets mandatorily measured at fair value through profit or loss	9	—	—
Financial assets at fair value through profit or loss	10	—	—
Financial assets at fair value through other comprehensive income:
Debt financial instruments	11	5,070,987	3,967,392
Others	11	—	—
Derivative financial instruments for hedging purposes	12	3,911	27,077
Financial assets at amortized cost:
Rights by resale agreements and securities lending	13	45,895	54,061
Debt financial instruments	13	904,643	902,355
Loans and advances to Banks	13	1,596,106	2,174,115
Loans to customers - Commercial loans	13	19,927,387	19,871,510
Loans to customers - Residential mortgage loans	13	11,554,612	11,386,851
Loans to customers - Consumer loans	13	4,758,519	4,658,051
Investments in other companies	14	64,314	62,211
Intangible assets	15	110,158	106,620
Property and equipment	16	208,646	210,124
Right-of-use assets	17	97,941	94,921
Current tax assets	18	248,155	187,401
Deferred tax assets	18	531,476	539,509
Other assets	19	1,002,500	814,117
Non-current assets and disposal groups held for sale	20	11,549	10,868
TOTAL ASSETS		54,947,371	55,255,362

The accompanying notes 1 to 49 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

For the periods ended March 31, 2023 and December 31, 2022

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

		March	December
		2023	2022
	Notes	MCh$	MCh$
LIABILITIES
Transactions in the course of payment	7	551,880	681,792
Financial liabilities held for trading at fair value through profit or loss:
Derivative financial instruments	21	2,939,711	3,101,482
Others	21	2,689	6,271
Financial liabilities designated as at fair value through profit or loss	10	—	—
Derivative Financial Instruments for hedging purposes	12	301,515	223,016
Financial liabilities at amortized cost:
Current accounts and other demand deposits	22	13,150,631	13,383,232
Saving accounts and time deposits	22	14,722,088	14,157,141
Obligations by repurchase agreements and securities lending	22	107,189	216,264
Borrowings from financial institutions	22	5,520,842	5,397,676
Debt financial instruments issued	22	9,336,715	9,267,947
Other financial obligations	22	259,909	344,030
Lease liabilities	17	92,193	89,369
Financial instruments of regulatory capital issued	23	1,029,546	1,010,905
Provisions for contingencies	24	134,128	176,026
Provision for dividends, interests and reappraisal of financial instruments of regulatory capital issued	25	130,002	520,158
Special provisions for credit risk	26	765,564	765,766
Currents tax liabilities	18	1,012	932
Deferred tax liabilities	18	78	—
Other liabilities	27	1,198,888	1,055,028
Liabilities included in disposal groups held for sale	20	—	—
TOTAL LIABILITIES		50,244,580	50,397,035

EQUITY
Capital	28	2,420,538	2,420,538
Reserves	28	709,742	709,742
Accumulated other comprehensive income
Elements that are not reclassified in profit and loss	28	2,490	2,520
Elements that can be reclassified in profit and loss	28	(17,006)	(72,322)
Retained earnings from previous period	28	1,451,076	908,572
Income for the period	28	265,951	1,409,433
Less: Provision for dividends, interests and reappraisal of financial instruments of regulatory capital issued	28	(130,002)	(520,158)
Shareholders of the Bank	28	4,702,789	4,858,325
Non-controlling interests	28	2	2
TOTAL EQUITY		4,702,791	4,858,327
TOTAL LIABILITIES AND EQUITY		54,947,371	55,255,362

The accompanying notes 1 to 49 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

For the periods ended March 31, 2023 and December 31, 2022

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

		March	March
		2023	2022
	Notes	MCh$	MCh$

Interest revenue	30	773,145	449,518
Interest expense	30	(405,228)	(143,303)
Net interest income		367,917	306,215

UF indexation revenue	31	227,418	386,218
UF indexation expenses	31	(141,287)	(199,064)
Net income from UF indexation		86,131	187,154

Income from commissions	32	170,927	160,709
Expenses from commissions	32	(34,022)	(30,469)
Net income from commissions		136,905	130,240

Financial income (expense) for:
Financial assets and liabilities held for trading	33	133,785	27,371
Non-trading financial assets mandatorily measured at fair value through profit or loss	33	—	—
Financial assets and liabilities designated as at fair value through profit or loss	33	—	—
Result from derecognition of financial assets and liabilities at amortized cost and financial assets at fair value through other comprehensive income	33	(117)	508
Exchange, indexation and accounting hedging of foreign currency	33	(30,696)	28,100
Reclassification of financial assets for changes in the business model	33	—	—
Other financial result	33	—	—
Net Financial income (expense)	33	102,972	55,979

Income attributable to investments in other companies	34	1,978	1,534
Result from non-current assets and disposal groups held for sale not admissible as discontinued operations	35	(1,401)	977
Other operating income	36	8,664	3,086
TOTAL OPERATING INCOME		703,166	685,185

Expenses from salaries and employee benefits	37	(134,018)	(122,067)
Administrative expenses	38	(100,412)	(86,834)
Depreciation and amortization	39	(22,759)	(19,925)
Impairment of non-financial assets	40	29	98
Other operating expenses	36	(6,947)	(5,679)
TOTAL OPERATING EXPENSES		(264,107)	(234,407)

OPERATING RESULT BEFORE CREDIT LOSSES		439,059	450,778

The accompanying notes 1 to 49 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF INCOME

for the period between January 1, and March, 31

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

		March	March
		2023	2022
	Notes	MCh$	MCh$
Credit loss expense for:
Provisions for credit risk of loans and advances to banks and loans to customers	41	(117,842)	(43,055)
Special provisions for credit risk	41	(694)	(69,784)
Recovery of written-off credits	41	12,013	13,641
Impairments for credit risk from other financial assets at amortized cost and financial assets at fair value through other comprehensive income	41	1,015	(206)
Credit loss expense	41	(105,508)	(99,404)

NET OPERATING INCOME		333,551	351,374

Income from continuing operations before tax
Income tax	18	(67,600)	(59,647)

Income from continuing operations after tax		265,951	291,727

Income from discontinued operations before tax
Discontinued operations income tax	18	—	—

Income from discontinued operations after tax	42	—	—

NET INCOME FOR THE PERIOD	28	265,951	291,727

Attributable to:
Shareholders of the Bank	28	265,951	291,727
Non-controlling interests		—	—

Earnings per share:		$	$
Basic earnings	28	2.63	2.89
Diluted earnings	28	2.63	2.89

The accompanying notes 1 to 49 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME

for the period between January 1, and March, 31

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

		March	March
		2023	2022
	Notes	MCh$	MCh$

NET INCOME FOR THE PERIOD	28	265,951	291,727

ITEMS NOT TO BE RECLASSIFIED TO PROFIT OR LOSS
Re-measurement of the liability (asset) for net defined benefits and actuarial results for other employee benefit plans	28	(115)	(8)
Fair value changes of equity instruments designated as at fair value through other comprehensive income	28	74	74
Fair value changes of financial liabilities designated as at fair value through profit or loss attributable to changes in the credit risk of the financial liability	28	—	—
Others	28	—	—
OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS BEFORE TAX		(41)	66

Income tax on other comprehensive income that will not be reclassified to profit or loss	18	11	(18)

TOTAL OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED TO INCOME AFTER TAXES	28	(30)	48

ELEMENTS THAT CAN BE RECLASSIFIED TO PROFIT OR LOSS
Fair value changes of financial assets at fair value through other comprehensive income	28	16,791	(5,436)
Cash flow hedges	28	56,304	(64,626)
Participation in other comprehensive income of entities registered under the equity method	28	(4)	(6)

OTHER COMPREHENSIVE INCOME THAT WILL BE RECLASSIFIED TO INCOME BEFORE TAXES		73,091	(70,068)

Income tax on other comprehensive income that can be reclassified in profit or loss	28	(17,775)	16,967

TOTAL OTHER COMPREHENSIVE INCOME THAT WILL BE RECLASSIFIED TO PROFIT OR LOSS AFTER TAX	28	55,316	(53,101)

TOTAL OTHER COMPREHENSIVE INCOME FOR THE PERIOD	28	55,286	(53,053)

CONSOLIDATED COMPREHENSIVE INCOME FOR THE PERIOD		321,237	238,674

Attributable to:
Shareholders of the Bank		321,237	238,674
Non-controlling interests		—	—

The accompanying notes 1 to 49 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

for the period between January 1, and March, 31

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

		Attributable to shareholders of the Bank
		Capital	Reserves	Accumulated other comprehensive income	Retained earnings from previous years and income (loss) for the period	Total	Non- controlling interests	Total Equity
	Note	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Opening balances as of January 1, 2022		2,420,538	710,472	38,739	1,123,772	4,293,521	1	4,293,522
Dividends distributed and paid	28	—	—	—	(539,827)	(539,827)	—	(539,827)
Earnings reserves from previous year		—	(730)	—	730	—	—	—
Application of provision for payment of common stock dividends		—	—	—	323,897	323,897	—	323,897
Provision for payment of common stock dividends		—	—	—	(116,359)	(116,359)	—	(116,359)
Subtotal: transactions with owners during the period		—	(730)	—	(331,559)	(332,289)	—	(332,289)
Income for the period 2022	28	—	—	—	291,727	291,727	—	291,727
Other comprehensive income for the period	28	—	—	(53,053)	—	(53,053)	—	(53,053)
Subtotal: Comprehensive income for the period		—	—	(53,053)	291,727	238,674	—	238,674
Balances as of March 31, 2022		2,420,538	709,742	(14,314)	1,083,940	4,199,906	1	4,199,907
Dividends distributed and paid		—	—	—	—	—	(1)	(1)
Provision for payment of common stock dividends		—	—	—	(403,799)	(403,799)	—	(403,799)
Subtotal: transactions with owners during the period		—	—	—	(403,799)	(403,799)	(1)	(403,800)
Income for the period 2022		—	—	—	1,117,706	1,117,706	2	1,117,708
Other comprehensive income for the period		—	—	(55,488)	—	(55,488)	—	(55,488)
Subtotal: Comprehensive income for the period		—	—	(55,488)	1,117,706	1,062,218	2	1,062,220
Balances as of December 31, 2022		2,420,538	709,742	(69,802)	1,797,847	4,858,325	2	4,858,327
Dividends distributed and paid	28	—	—	—	(866,929)	(866,929)	—	(866,929)
Application of provision for payment of common stock dividends	28	—	—	—	520,158	520,158	—	520,158
Provision for payment of common stock dividends	28	—	—	—	(130,002)	(130,002)	—	(130,002)
Subtotal: transactions with owners during the period		—	—	—	(476,773)	(476,773)	—	(476,773)
Income for the period 2023	28	—	—	—	265,951	265,951	—	265,951
Other comprehensive income for the period	28	—	—	55,286	—	55,286	—	55,286
Subtotal: Comprehensive income for the period		—	—	55,286	265,951	321,237	—	321,237
Balances as of March 31, 2023		2,420,538	709,742	(14,516)	1,587,025	4,702,789	2	4,702,791

The accompanying notes 1 to 49 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

for the period between January 1, and March, 31

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

		March	March
		2023	2022
	Notes	MCh$	MCh$
CASH FLOWS FROM OPERATING ACTIVITIES:
Profit for the period before taxes		333,551	351,374
Income tax	18	(67,600)	(59,647)
Profit for the period after taxes		265,951	291,727
Charges (credits) to income (loss) that do not represent cash flows
Depreciation and amortization	39	22,759	19,925
Impairment of non-financial assets	40	(29)	(98)
Provisions for credit losses		117,520	43,808
Provisions for contingencies	26	1	(763)
Additional provisions	41	—	70,000
Fair value of debt financial instruments held for trading at fair value through in profit or loss		(995)	(4,140)
Change in deferred tax assets and liabilities	18	5,549	(11,256)
Net (income) loss from investments in companies with significant influence	14	(1,978)	(1,522)
Net (income) loss on sale of assets received in payments		(360)	(921)
Net (income) loss on sale of sale of fixed assets	35	187	(21)
Write-offs of assets received in payment	35	1,808	736
Other charges (credits) that do not represent cash flows		(29)	600,430
Net change in exchange rates, interest, readjustments and commissions accrued on assets and liabilities		(59,925)	11,851

Changes due to (increase) decrease in assets and liabilities affecting the operating flow:
Net ( increase ) decrease in accounts receivable from banks		577,551	(1,461,944)
Net ( increase ) decrease in loans and accounts receivables from customers		(335,258)	258,504
Net ( increase ) decrease of debt financial instruments held for trading at fair value through profit or loss		(325,115)	107,496
Net ( increase ) decrease in other assets and liabilities		(13,646)	(543,346)
Increase ( decrease ) in deposits and other demand obligations		(230,791)	(1,754,648)
Increase ( decrease ) in repurchase agreements and securities loans		(109,154)	(78,235)
Increase ( decrease ) in deposits and other time deposits		608,542	979,781
Sale of assets received in lieu of payment		2,543	3,374
Increase ( decrease ) in obligations with foreign banks		116,307	(204,235)
Increase ( decrease ) in other financial obligations		(84,096)	(48,404)
Increase ( decrease ) in obligations with the Central Bank of Chile		—	(14)
Net increase ( decrease ) of debt financial instruments at fair value through other comprehensive income		(1,030,542)	360,810
Net (increase) decrease of financial instruments at amortized cost		3,179	3,174
Total net cash flows provided by (used in) operating activities		(470,021)	(1,357,931)

TOTAL NET CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES:
Leasedhold improvements	17	(314)	(352)
Fixed assets purchase	16	(6,263)	(3,066)
Fixed assets sale		40	21
Acquisition of intangibles	15	(10,193)	(6,140)
Acquisition of investments in companies		—	—
Dividend received of investments in companies		—	12
Total net cash flows from (used in) investing activities		(16,730)	(9,525)

CASH FLOW FROM FINANCING ACTIVITIES:
Attributable to the interest of the owners:
Redemption and payment of interest of letters of credit		(399)	(709)
Redemption and payment of interest on current bonds		(183,963)	(360,525)
Redemption and payment of interest on subordinated bonds		(2,872)	(7,534)
Current bonds issuance	22	242,190	247,298
Subordinated bonds issuance		—	—
Payment of common stock dividends	28	(866,929)	(539,827)
Principal and interest payments for obligations under lease contracts	17	(8,842)	(7,709)
Attributable to non-controlling interest:
Dividend payment and/or withdrawals of paid-in capital in respect of the subsidiaries corresponding to the non-controlling interest		—	—
Total net cash flows from (used in) financing activities		(820,815)	(669,006)

VARIATION IN CASH AND CASH EQUIVALENTS DURING THE PERIOD		(1,307,566)	(2,036,462)

Exchange variations effect		(120,153)	(215,951)

Opening balance of cash and cash equivalent	7	6,105,389	7,288,827

Final balance of cash and cash equivalent	7	4,677,670	5,036,414

	March	March
	2023	2022
Interest operating cash flow:	MCh$	MCh$

Interest and readjustments received	826,139	512,335
Interest and readjustments paid	(552,169)	(223,066)

The accompanying notes 1 to 49 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

for the period between January 1, and March, 31

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

Reconciliation of liabilities arising from financing activities:

			Changes other than Cash
	12.31.2022	Net Cash Flow	Acquisition / (Disposals)	Foreign currency	UF Movement	03.31.2023
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Letters of credit	2,377	(399)	—	—	26	2,004
Bonds	10,276,475	55,355	—	(139,285)	171,712	10,364,257
Dividends paid	—	(866,929)	—	—	—	(866,929)
Lease agreements	89,369	(8,842)	10,222	—	1,444	92,193
Dividend payment and/or withdrawals of paid-in capital in respect of the subsidiaries corresponding to the non-controlling interest	—	—	—	—	—	—
Total liabilities from financing activities	10,368,221	(820,815)	10,222	(139,285)	173,182	9,591,525

The accompanying notes 1 to 49 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2023 and 2022 and December 31, 2022

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

1.	Company information:

Banco de Chile is authorized to operate as a commercial bank since September 17, 1996, being, in conformity with the stipulations of article 25 of Law No. 19,396, the legal continuation of Banco de Chile resulting from the merger of the Banco Nacional de Chile, Banco Agrícola and Banco de Valparaiso, which was constituted by public deed dated October 28, 1893, granted before the Notary Public of Santiago, Mr. Eduardo Reyes Lavalle, authorized by Supreme Decree of November 28, 1893.

The Bank is a Corporation organized under the laws of the Republic of Chile, regulated by the Chilean Commission for the Financial Market (“CMF”). Since 2001, it is subject to the supervision of the Securities and Exchange Commission of the United States of America (“SEC”), in consideration of the fact that the Bank is registered on the New York Stock Exchange (“NYSE”), through a program of American Depositary Receipt (“ADR”).

Banco de Chile offers a broad range of banking services to its customers, ranging from individuals to large corporations. Additionally, the Bank offers international as well as treasury banking services, in addition to those offered by subsidiaries that include securities brokerage, mutual fund and investment management, insurance brokerage and financial advisory services.

Banco de Chile’s legal address is Ahumada 251, Santiago, Chile and its website is www.bancochile.cl.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used:

(a)	Legal Dispositions:

Decree Law No. 3,538 of 1980, according to the text replaced by the first article of Law No. 21,000 that “Creates the Commission for the Financial Market”, provides in numeral 6 of its article 5 that the Commission for the Market Financial (CMF) may “set the standards for the preparation and presentation of reports, balance sheets, statements of situation and other financial statements of the audited entities and determine the principles under which they must keep their accounting”.

According to the current legal framework, banks must use the accounting principles provided by the CMF and in everything that is not dealt with by it or in contravention of its instructions, they must adhere to the generally accepted accounting principles, which correspond to the technical standards issued by the College of Accountants of Chile AG, coinciding with the International Financial Reporting Standards (“IFRS”) agreed by the International Accounting Standards Board (“IASB”). If there are discrepancies between these accounting principles of general acceptance and the accounting criteria issued by the CMF, the latter shall prevail.

The notes to the Consolidated Financial Statements contain additional information to that presented in the Consolidated Statement of Financial Position, in the Consolidated Statement of Income, Consolidated Statement of Other Comprehensive Income, Consolidated Statement of Changes in Equity and Consolidated Statement of Cash Flows. They provide narrative descriptions or disaggregation of such statements in a clear, relevant, reliable and comparable way.

(b)	Basis of Consolidation:

The Interim Financial Statements of Banco de Chile as of March 31, 2023 and 2022 have been consolidated with its Chilean subsidiaries and foreign subsidiary, using the global integration method (line-by-line). They include preparation of individual financial statements of the Bank and companies that participate in the consolidation and it include adjustments and reclassifications necessary to homologue accounting policies and valuation criteria applied by the Bank. The Interim Consolidated Financial Statements have been prepared using the same accounting policies for similar transactions and other events, in equivalent circumstances.

Significant intercompany transactions and balances (assets and liabilities, equity, income, expenses and cash flows) originated in operations performed between the Bank and its subsidiaries and between subsidiaries have been eliminated in the consolidation process. The non-controlling interest corresponding to the participation percentage of third parties in subsidiaries, which the Bank does not own directly or indirectly, has been recognized and is shown separately in the consolidated shareholders’ equity of Banco de Chile.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

(b)	Basis of Consolidation: (continued)

(i)	Controlled companies (Subsidiaries)

Consolidated Financial Statements as of March 31, 2023 and 2022 incorporate Financial Statements of the Bank and the controlled companies (subsidiaries) in accordance with IFRS 10 “Consolidated Financial Statements”.

The entities controlled by the Bank and which form parts of the consolidation are detailed as follows:

				Interest Owned
				Directa		Indirect		Total
			Functional	March	December	March	December	March	December
Rut	Entity	Country	Currency	2023	2022	2023	2022	2023	2022
				%	%	%	%	%	%

96,767,630-6	Banchile Administradora General de Fondos S.A.	Chile	Ch$	99.98	99.98	0.02	0.02	100.00	100.00
96,543,250-7	Banchile Asesoría Financiera S.A.	Chile	Ch$	99.96	99.96	—	—	99.96	99.96
77,191,070-K	Banchile Corredores de Seguros Ltda.	Chile	Ch$	99.83	99.83	0.17	0.17	100.00	100.00
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Ch$	99.70	99.70	0.30	0.30	100.00	100.00
96,645,790-2	Socofin S.A.	Chile	Ch$	99.00	99.00	1.00	1.00	100.00	100.00

(ii)	Investments in associates and joint venture

Associates

An associate is an entity over which the Bank has significant influence on its operating and financial management policy decisions, without having control over the associate.

Investments in associates where exists significant influence, are accounted for using the equity method.

Joint Ventures

Joint Ventures are joint arrangements whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Joint control exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

Investments defined as a “Joint Venture” will be registered according to the equity method.

Investments in other companies that, for their characteristics, are defined as “Joint Ventures” are as follows:

●	Artikos Chile S.A.

●	Servipag Ltda.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

(b)	Basis of Consolidation: (continued)

(iii)	Minority investments in other companies

On initial recognition, the Bank and subsidiaries may make an irrevocable election to present in other comprehensive income subsequent changes in the fair value of an investment in an equity instrument that is not held for trading and is not contingent consideration recognized by an acquirer in a business combination to which IFRS 3 applies.

(iv)	Fund administration

The Bank and its subsidiaries manage and administer assets held in mutual funds and other investment products on behalf of investors, perceiving a paid according to the service provided and according to market conditions. Managed resources are owned by third parties and, therefore, not included in the Consolidated Statements of Financial Position.

According to established in IFRS 10, for consolidation purposes is necessary to assess the role of the Bank and its subsidiaries with respect to the funds they manage, must determine whether that role is Agent or Principal.

The Bank and its subsidiaries manage on behalf and for the benefit of investors, acting in that relationship only as Agent. Under this category, and as provided in the aforementioned regulation, it does not control such funds when exercise its authority to make decisions. Therefore, as of March 31, 2023 and 2022 act as agent, and therefore do not consolidate any fund, no funds are part of the consolidation.

(c)	Non-controlling interest:

Non-controlling interest represents the share of losses, income and net assets of which, directly or indirectly, the Bank does not own. It is presented separately from the equity of the owners of the Bank in the Consolidated Statements of Income and the Consolidated Statements of Financial Position.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

(d)	Use of Estimates and Judgment:

Preparing Consolidated Financial Statements requires Management to make judgments, estimations and assumptions that affect the application of accounting policies and the valuation of assets, liabilities, income and expenses presented. Real results could differ from these estimated amounts. The estimates made refer to:

1.	Impairment of debt instruments (Notes No. 10 and No. 41)

2.	Provision for credit risk (Notes No. 13, No. 26 and No. 41);

3.	Useful life of intangible assets, property and equipment and leased assets and lease liabilities (Notes No. 15, No. 16 and No. 17);

4.	Income taxes and deferred taxes (Note No. 18);

5.	Provisions (Note No. 24);

6.	Contingencies and Commitments (Note No. 29);

7.	Fair value of financial assets and liabilities (Note No. 44).

Estimates and relevant assumptions are regularly reviewed by the management according to quantify certain assets, liabilities, gains, loss and commitments. Estimates reviewed are registered in income in the year that the estimate is reviewed.

During the period ended March 31, 2022 there have been no significant changes in the estimates made.

(e)	Financial Assets and Liabilities:

The classification, measurement and presentation of financial assets and liabilities has been carried out based on the standards issued by the CMF in the Compendium of Accounting Standards, considering the criteria described below:

Financial Assets:

Classification of financial assets:

On initial recognition, a financial asset is classified within the following categories: Financial assets held for trading at fair value through profit or loss; Financial assets not held for trading mandatorily valued at fair value through profit or loss; Financial assets designated as at fair value through profit or loss; Financial assets at fair value through other comprehensive income and Financial assets at amortized cost.

The criteria for classifying financial assets, which incorporates the standards defined in IFRS 9, depends on the business model with which the entity manages the assets and the contractual characteristics of the cash flows, commonly known as “Solely Payments of Principal and Interest” (SPPI) criterion.

The valuation of these assets should reflect how the Bank manages groups of financial assets and does not depend on the intent for an individual instrument.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

(e)	Financial Assets and Liabilities: (continued)

A financial asset should be valued at amortized cost if both of the following conditions are met:

−	The financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows and

−	The contractual terms of the financial asset give rise to cash flows that are solely payments of principal and interest.

A debt financial instrument must be valued at fair value with changes in “Other comprehensive income” if the following two conditions are met:

−	The financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and

−	The contractual terms of the financial asset give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt financial instrument will be classified at fair value through profit or loss whenever, due to the business model or the characteristics of its contractual cash flows, it is not appropriate to classify it in any of the other categories described.

In general, equity financial instruments are valued at fair value through profit or loss. However, the Bank may make an irrevocable election at initial recognition to present subsequent changes in fair value in “Other Comprehensive Income”.

Financial assets will only be reclassified when the Bank decides to change the business model. In this case, all the financial assets of said business model will be reclassified. The change in the objective of the business model must be prior to the date of reclassification.

Valuation of financial assets:

Initial recognition:

Financial assets are initially recognized at fair value plus, in the case of a financial asset that is not carried at fair value through profit or loss, the transaction costs that are directly attributable to its purchase or issuance, using the Effective Interest Rate method (EIT). The calculation of the EIT includes all fees and other items paid or received that are part of the EIT. Transaction costs include incremental costs that are directly attributable to the acquisition or issuance of a financial asset.

Post measurement:

All variations in the value of financial assets due to the accrual of interest and items assimilated to interest are recorded in “Interest income” or “Interest expense” of the Consolidated Income Statement for the year in which the accrual occurred, except for trading derivatives that are not part of accounting hedges.

The changes in the valuations that occur after the initial registration for reasons other than those mentioned in the previous paragraph, are treated as described below, based on the categories in which the financial assets are classified.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

(e)	Financial Assets and Liabilities: (continued)

Financial assets held for trading at fair value through profit or loss, Financial assets not held for trading mandatorily valued at fair value through profit or loss and Financial assets designated as at fair value through profit or loss:

In “Financial assets held for trading at fair value through profit or loss” will record financial assets whose business model aims to generate profits through purchases and sales or to generate results in the short term.

The financial assets recorded under “Financial assets not held for trading mandatorily valued at fair value through profit or loss” are assigned to a business model whose objective is achieved by obtaining contractual cash flows and/or selling financial assets but where the cash flows contracts have not met the conditions of the SPPI test.

In “Financial assets designated as at fair value through profit or loss” financial assets will be classified only when such designation eliminates or significantly reduces the inconsistency in the valuation or in the recognition that would arise from valuing or recognizing the assets on a different basis.

The assets recorded in these items of the Consolidated Statement of Financial Position are valued after their acquisition at their fair value and changes in their value are recorded, at their net amount, under “Financial assets and liabilities held for trading”, “Financial assets and liabilities financial assets not held for trading mandatorily valued at fair value through profit or loss” and “Financial assets and liabilities designated as at fair value through profit or loss” of the Consolidated Income Statement. Variations originated from exchange differences are recorded under “Foreign currency changes, UF indexation and accounting hedge” in the Consolidated Income Statement.

Financial assets at fair value through other comprehensive income

Debt financial instruments:

The assets recorded in this item of the Consolidated Statement of Financial Position are valued at their fair value, interest income and UF indexation of these instruments, as well as exchange differences and impairment arising, are recorded in the Consolidated Statement of Income, while subsequent variations in their valuation are temporarily recorded (for its amount net of taxes) in “Changes in the fair value of financial assets at fair value through other comprehensive income” of the Consolidated Statements of Other Comprehensive Income.

The amounts recorded in “Changes in the fair value of financial assets at fair value through other comprehensive income” continue to form part of the Bank’s consolidated equity until the asset is derecognized in the consolidated balance. In the case of selling these assets, the result is recognized in “Financial result for derecognizing financial assets and liabilities at amortized cost and financial assets at fair value with changes in others comprehensive income” of the Consolidated Income Statement.

Net losses due to impairment of financial assets at fair value through other comprehensive income produced in the year are recorded in “Impairment due to credit risk of other financial assets at amortized cost and financial assets at fair value through other comprehensive income” of the Consolidated Income Statement.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

(e)	Financial Assets and Liabilities: (continued)

Equity financial instruments:

At the time of initial recognition of investments in equity instruments, the Bank may make the irrevocable decision to present subsequent changes in fair value in other comprehensive income. Subsequent variations in this valuation will be recognized in “Changes in the fair value of equity instruments designated as at fair value through other comprehensive income”. The dividends received from these investments are recorded in “Income from investments in companies” of the Consolidated Income Statement. These instruments are not subject to the impairment model of IFRS 9.

Financial assets at amortized cost:

The assets recorded in this item of the Consolidated Statement of Financial Position are valued after their acquisition at their “amortized cost”, in accordance with the “effective interest rate” method.

The financial assets that are included in this item, for presentation purposes, in the Statement of Financial Position are subdivided according to the following:

-	Investment under resale agreements and securities loans

-	Debt financial instruments

-	Due from banks

-	Loans and accounts receivable from customers (Commercial, Mortgage and Consumer)

Losses due to impairment of assets at amortized cost generated in each year are recorded in “Provisions for credit risk and loans and accounts receivable from customers” and “Impairment due to credit risk of other financial assets at amortized cost and financial assets at fair value through other comprehensive income” of the Consolidated Income Statement.

Investment under resale agreements, obligations under repurchase agreements and securities loans:

Resale agreement operations are carried out as a form of investment. Under these agreements, financial instruments are purchased, which are included as assets in “Investment under resale agreements and securities loans”, which are valued according to the interest rate of the agreement through the amortized cost method. In accordance with current regulations, the Bank does not record as its own portfolio those papers purchased under resale agreements.

Repurchase agreement operations are also carried out as a form of financing, which are included as liabilities in “Obligations for repurchase agreements and securities loans”. In this regard, the investments that are sold subject to a repurchase obligation and that serve as collateral for the loan correspond to debt financial instruments. The obligation to repurchase the investment is classified in liabilities as “Obligations under repurchase agreements and securities loans” and is valued according to the interest rate of the agreement.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

(e)	Financial Assets and Liabilities: (continued)

Debt financial instruments:

Debt financial instruments at amortized cost are recorded at their cost value plus accrued interest and UF indexation, less provisions for impairment constituted when their recorded amount is greater than the estimated amount of recovery.

Interest and UF indexation of debt financial instrument at amortized cost are included in “Interest income” and “UF indexation income”.

The investment instruments that are subject to accounting hedges are adjusted according to the accounting hedge rules as described in Note No. 2 letter (k).

Loans and Advances to Banks:

This item shows the balances of operations with local and abroad banks, including the Central Bank of Chile and foreign Central Banks. See detail in Note No. 13 (c) Financial Assets at Amortized Cost.

Loans and accounts receivable from customers:

Loans to customers include originated and purchased non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and which the Bank does not intend to sell immediately or in the short term.

(i)	Valuation method

Loans and accounts receivable from customers are initially measured at cost plus incremental transaction costs and income, and subsequently measured at amortized cost, using the effective interest rate method, less any impairment loss, except when the Bank defined some loans as hedged items, measured at fair value through profit or loss as described in letter (k) of this note.

(ii)	Lease contracts

Accounts receivable for leasing contracts, included under the caption “Loans to customers” correspond to periodic rent installments of contracts which meet the definition to be classified as financial leases and are presented at their nominal value net of unearned interest as of each year-end.

(iii)	Factoring transactions

They are valued for the amounts disbursed by the Bank in exchange for invoices or other commercial instruments representative of credit, with or without responsibility of the grantor, received in discount. Price differences between the amounts disbursed and the nominal value of the credits are recorded in the result as interest income, through the effective interest method, during the financing period.

In those cases, where the transfer of these instruments it was made without responsibility of the grantor, it is the Bank who assumes the insolvency risks of those required to pay.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

(e)	Financial Assets and Liabilities: (continued)

(iv)	Impairment of loans

The impaired loans include the following assets, according to Chapter B-1 of Accounting Standards Compendium of the CMF:

(a)	In case of debtors subject to individual assessment, includes credits from “Non-complying loans” those that must be classified in categories B3 and B4 of “Substandard loans”.

(b)	Debtors subject to assessment group evaluation, the impaired portfolio includes all credits of the “Non-complying loans”.

(v)	Credit risk allowance

The Bank permanently evaluates the entire portfolio of loans and contingent loans, with the aim of establishing the necessary and sufficient provisions in a timely manner to cover the expected losses associated with the characteristics of the debtors and their credits, based on the payment and subsequent recovery.

Allowances are required to cover the risk of loan losses have been established in accordance with the instructions issued by the CMF. The loans are presented net of those allowances and, in the case of contingent loans are shown in liabilities under the item “Special provisions for credit risk”.

In accordance with what is stipulated by the CMF, models or methods are used based on an individual and group analysis of debtors, to establish allowance for loan losses. Said models, as well as modifications to their design and application, are approved by the Bank’s Board of Directors.

(v.i) Allowance for individual evaluations:

An individual analysis of debtors is applied to companies that are of such significance with respect to size, complexity or level of exposure to the bank, that they must be analyzed in detail.

Likewise, the analysis of borrowers focuses on its credit quality related to the capacity and willingness to meet their credit obligations, through sufficient and reliable information, and should also be analyzed in terms of guarantees, terms, interest rates, currency and revaluation, etc.

For purposes of establish the allowances, the banks must assess the credit quality, then classify to one of three categories of loans portfolio: Normal, Substandard and Non-Complying Loans, it must classify the debtors and their operations related to loans and contingent loans in the categories that apply.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

(e)	Financial Assets and Liabilities: (continued)

v.i.1 Normal Loans and Substandard Loans:

Normal loans: includes those debtors whose payment capacity allows them to meet their obligations and commitments, and according to the evaluation of their economic-financial situation no change in this condition are displayed. Loans classified in categories A1 through A6.

Substandard loans: includes all borrowers with insufficient payment capacity or significant deterioration of payment capacity that may be reasonably expected not to comply with all principal and interest payments obligations set forth in the credit agreement, showing a low flexibility to meet its financial obligations in the short term.

They are also part of the Substandard Portfolio those debtors who have shown arrears of more than 30 days in the recent past. The classifications assigned to this portfolio are categories B1 to B4 of the rating scale.

As a result of individual analysis of the debtors, the Bank must classify them in the following categories, assigning, subsequently, the percentage of probability of default and loss given default resulting in the following percentage of expected loss:

Type of portfolio	Category of the debtors	Probability of default (%) PD	Loss given default (%) LGD	Expected loss (%) EL
	A1	0.04	90.0	0.03600
	A2	0.10	82.5	0.08250
Normal Loans	A3	0.25	87.5	0.21875
	A4	2.00	87.5	1.75000
	A5	4.75	90.0	4.27500
	A6	10.00	90.0	9.00000
	B1	15.00	92.5	13.87500
Substandard Loans	B2	22.00	92.5	20.35000
	B3	33.00	97.5	32.17500
	B4	45.00	97.5	43.87500

Allowances for Normal and Substandard Loans:

To determine the amount of allowances to be constitute for normal and substandard portfolio, previously should be estimated the exposure to subject to the allowances, which will be applied to respective expected loss (expressed in decimals), which consist of probability of default (PD) and loss given default (LGD) established for the category in which the debtor and/or guarantor belong, as appropriate.

The exposure affects to allowances applicable to loans plus contingent loans minus the amounts to be recovered by way of the foreclosure of financial or real guarantees of the operations. Loans mean the book value of credit of the respective debtor, while for contingent loans, the value resulting from to apply the indicated in No. 3 of Chapter B-3 of Banking Accounting Standards Compendium.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

(e)	Financial Assets and Liabilities: (continued)

In the case of real guarantees, the Bank must demonstrate that the value assigned to this deduction reasonably reflects the value that it would obtain in the sale of the assets or capital instruments. Also, in qualified cases, the direct debtor’s credit risk may be substituted for the credit quality of the guarantor. In no case may the guaranteed securities be discounted from the amount of the exposure, since this procedure is only applicable when it comes to financial or real guarantees.

For calculation purposes, the following must be considered:

Provision debtor = (ESA-GE) x (PDdebtor /100) x (LGDdebtor /100) + GE x (PDguarantor /100) x (LGDguarantor /100)

Where:

ESA	= Exposure subject to allowances, (Loans + Contingent Loans) – Financial Guarantees

GE	= Guaranteed exposure

However, the Bank must maintain a minimum provision level of 0.50% over normal portfolio and contingent loans.

v.i.2 Non-complying Loans:

The non-complying portfolio includes the debtors and their credits for which their recovery is considered remote, as they show an impaired or no payment capacity. This category comprises all debtors who have stopped paying their creditors or with visible evidence that they will stop doing so, as well as those for which a forced restructuring of their debts is necessary, reducing the obligation or postponing the payment of the principal or interest and, in addition, any debtor that has 90 days overdue or more in the payment of interest or principal of any credit. This portfolio is composed of the debtors belonging to categories C1 to C6 of the rating scale and all credits, including 100% of the amount of contingent loans, held by those same debtors.

For purposes to establish the allowances on the non-complying loans, the Bank disposes the use of percentage of allowances to be applied on the amount of exposure, which corresponds to the amount of loans and contingent loans that maintain the same debtor. To apply that percentage, must be estimated an expected loss rate, less the amount of the exposure the recoveries by way of foreclosure of financial or real guarantees that to support the operation and, if there are available specific background, also must be deducting present value of recoveries obtainable exerting collection actions, net of expenses associated with them. This loss percentage must be categorized in one of the six levels defined by the range of expected actual losses by the Bank for all transactions of the same debtor.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

(e)	Financial Assets and Liabilities: (continued)

These categories, their range of loss as estimated by the Bank and the percentages of allowance that must be applied on the amount of exposures, are listed in the following table:

Type of portfolio	Scale of risk	Expected Loss Range	Allowance (%)
	C1	Up to 3%	2
	C2	More than 3% up to 20%	10
Non-complying loans	C3	More than 20% up to 30%	25
	C4	More than 30 % up to 50%	40
	C5	More than 50% up to 80%	65
	C6	More than 80%	90

For calculation purposes, the following must be considered:

Expected Loss Rate	= (E−R)/E

Allowance	= E × (AP/100)

Where:

E	= Exposure Amount

R	= Recoverable Amount

AP	= Allowance Percentage (according to the category in which the Expected Loss Rate should be assigned).

All credits of the debtor must be kept in the Default Portfolio until there is a normalization of their ability or payment behavior, without prejudice to punishment of each particular credit that meets the condition indicated in Title II of Chapter B-2 of the Compendium of Accounting Standards. To remove a debtor from the Default Portfolio, once the circumstances that lead to classification in this portfolio according to these regulations have been overcome, at least the following copulative conditions must be met:

-	No obligation of the debtor with the bank with more than 30 calendar days overdue.

-	No new refinances granted to pay its obligations.

-	At least one of the payments includes amortization of capital.

-	If the debtor has a credit with partial payment periods less than six months, has already made two payments.

-	If the debtor must pay monthly fees for one or more credits, has paid four consecutive dues.

-	The debtor does not have direct debts unpaid in the CMF recast information, except in the case of insignificant amounts.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

(e)	Financial Assets and Liabilities: (continued)

(v.ii) Allowances for group evaluations

Group evaluations are relevant for residential mortgage and consumer loan exposures, in addition to commercial exposures related to student loans and exposures with debtors that simultaneously meet the following conditions:

(i)	The Bank has an aggregate exposure to the same counterparty of less than 20,000 UF. The aggregate exposure should require gross provisions or other mitigations. In addition, for its computation, mortgage loans must be excluded. In the case of off-balance sheet items, the gross amount is calculated by applying the credit conversion factors, defined in chapter B-3 of the CNCB. To determine the aggregate exposure, the bank must consider the definition of corporate group established in Title II of Chapter 12-16 of the Actualized Standards Compilation.

Banks must carry out a complete and permanent monitoring of all operations with entities belonging to business groups. Considering the costs that may result the conformation of groups for all debtors, the bank must at least keep control and form groups, if applicable, for all debtors who maintain a current exposure greater than a minimum amount established by the banking institution which may not be greater than 1% of its effective equity at the time the definition of the group portfolio is made.

(ii)	Each aggregate exposure to the same counterparty does not exceed 0.2% of the total commercial group portfolio. To avoid circular computation, the criterion will be checked only once.

For the remaining commercial credit exposures, the individual analysis model of the debtors must be applied.

The determination of the type of analysis (group or individual) must be carried out at the global consolidated level, once a year, or after significant adjustments in the Bank’s portfolio, such as mergers, acquisitions, purchases or significant portfolio sales.

To determine the allowances, the group evaluations require the formation of groups of loans with similar characteristics in terms of type of debtors and conditions agreed, to establish technically based estimates by prudential criteria and following both the payment behavior of the group that concerned as recoveries of defaulted loans and consequently provide the necessary provisions to cover the risk of the portfolio.

Banks may use two alternative methods for determining provisions for retail loans that are evaluated as a group.

Under first method, it will be used the experience to explain the payment behavior of each homogeneous group of debtors and recoveries through collateral and of collection process, when it corresponds, with objective of to estimate directly a percentage of expected losses that will be apply to the amount of the loans of respective group.

Under second method, the banks will segment to debtors in homogeneous groups, according described above, associating to each group a determined probability of default and a percentage of recovery based in a historic analysis. The amount of provisions to register it will be obtained multiplied the total loans of respective group by the percentages of estimated default and of loss given the default.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

(e)	Financial Assets and Liabilities: (continued)

In both methods, estimated loss must be related with type of portfolio and terms of operations.

The Bank to determine its provisions has opted for using second method.

In the case of consumer loans, collaterals are not considered for the purpose of estimating the expected loss.

The Bank must discriminate between provisions on the normal portfolio and on the portfolio in default, and those that protect the risks of contingent credits associated with those portfolios.

(v.ii.1) Standard method of provisions for group portfolio

The standard methodologies presented below establish the variables and parameters that determine the provision factor for each type of portfolio that the CMF has defined as representative, according to the common characteristics shared by the operations that comprise them.

-	Residential mortgage portfolio

The provision factor applicable, represented by expected loss over the mortgage loans, it will depend to the past due of each credit and the relation, at the end of month, between outstanding capital and the value of the mortgage guarantees (CMG), according the following table:

Provision factor applicable according to delinquency and CMG
		Past due days at the end-month				Non-Complying
CMG section	Concept	0	1-29	30-59	60-89	Portfolio
	PD (%)	1.0916	21.3407	46.0536	75.1614	100.0000
CMG ≤ 40%	LGD (%)	0.0225	0.0441	0.0482	0.0482	0.0537
	EAD (%)	0.0002	0.0094	0.0222	0.0362	0.0537
	PD (%)	1.9158	27.4332	52.0824	78.9511	100.0000
40% < CMG≤ 80%	LGD (%)	2.1955	2.8233	2.9192	2.9192	3.0413
	EAD (%)	0.0421	0.7745	1.5204	2.3047	3.0413
	PD (%)	2.5150	27.9300	52.5800	79.6952	100.0000
80% < CMG≤ 90%	LGD (%)	21.5527	21.6600	21.9200	22.1331	22.2310
	EAD (%)	0.5421	6.0496	11.5255	17.6390	22.2310
	PD (%)	2.7400	28.4300	53.0800	80.3677	100.0000
CMG > 90%	LGD (%)	27.2000	29.0300	29.5900	30.1558	30.2436
	EAD (%)	0.7453	8.2532	15.7064	24.2355	30.2436

Where:

PD	: Probability of default

LGD	: Loss given default

EAD	: Exposure at default

CMG	: Outstanding loan capital /Mortgage Guarantee value

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

(e)	Financial Assets and Liabilities: (continued)

-	Commercial portfolio

To determine the allowances of the commercial portfolio, the Bank must consider the standard methods presented below, as applicable to commercial leasing operations or other types of commercial loans. Then, the applicable provision factor will be assigned considering the parameters defined for each method.

(a) Commercial Leasing Operations

The provision factor must be applied to the current value of commercial leasing operations (including the purchase option) and will depend on the default of each operation, the type of leased asset and the relationship between the current value of each operation and the leased asset value (PVB) at each month-end, as indicated in the following tables:

Probability of default (PD) applicable according to default and type of asset (%)
	Type of asset
Days of default of the operation at the month-end	Real estate	Non-real estate
0	0.79	1.61
1-29	7.94	12.02
30-59	28.76	40.88
60-89	58.76	69.38
Portfolio in default	100.00	100.00

Loss given the default (LGD) applicable according to PVB section and type of asset (%)
PVB = Current value of the operation / Value of the leased asset
PVB section	Real estate	Non-real estate
PVB ≤ 40%	0.05	18.2
40% < PVB ≤ 50%	0.05	57.00
50% < PVB ≤ 80%	5.10	68.40
80% < PVB ≤ 90%	23.20	75.10
PVB > 90%	36.20	78.90

The determination of the PVB relationship will be made considering the appraisal value expressed in UF for real estate and in Chilean pesos for non-real estate, recorded at the time of the respective loan granting, taking into account possible situations that may be causing temporary increases in the assets prices at that time.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

(e)	Financial Assets and Liabilities: (continued)

b) Generic commercial placements and factoring

In the case of factoring operations and other commercial placements, other than those indicated above, the provision factor, applicable to the amount of the placement and the exposure of the contingent loan risk (as indicated in paragraph 3 of Chapter B-3 of the CNCB), will depend on the default of each operation and the relationship that exists at the end of each month, between the obligations that the debtor has with the bank and the value of the collateral that protect them (PTVG), as indicated in the following tables:

Probability of default (PD) applicable according to default and PTVG section (%)
	With collateral		Without
Days of default at the month-end	PTVG≤100%	PTVG>100%	collateral
0	1.86	2.68	4.91
1-29	11.60	13.45	22.93
30-59	25.33	26.92	45.30
60-89	41.31	41.31	61.63
Portfolio in default	100.00	100.00	100.00

Loss given the default (LGD) applicable according to PTVG section (%)
Collateral (with / without)	PTVG section	Generic commercial operations or factoring without the responsibility of the transferor	Factoring with the responsibility of the transferor
With collateral	PTVG ≤ 60%	5.0	3,2
	60% < PTVG≤ 75%	20.3	12,8
	75% < PTVG ≤ 90%	32.2	20,3
	90% < PTVG	43.0	27,1
Without collateral		56,9	35.9

The collaterals used for the purposes of calculating the PTVG relationship of this method may be specific or general, including those that are simultaneously specific and general. Collateral can only be considered if, according to the respective coverage clauses, it was constituted in the first degree of preference in favor of the Bank and only guarantees the debtor’s credits with respect to which it is imputed (not shared with other debtors).

The invoices assigned in the factoring operations will not be considered for purposes of calculating the PTVG. The excess of collateral associated with mortgage loans referred to in numeral 3.1.1 Residential mortgage portfolio in Chapter B-1 of CNCB may be considered, computed as the difference between 80% of the property’ commercial value, according to with the conditions set out in that framework, and the mortgage loan that guarantees.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

(e)	Financial Assets and Liabilities: (continued)

For the calculation of the PTVG ratio, the following considerations must be taken into account:

i.	Transactions with specific collaterals: when the debtor granted specific collateral for generic commercial loans and factoring, the PTVG ratio is calculated independently for each covered transaction, such as the division between the amount of the loans and the contingent loans exposure and the collateral’s value of the covered product.

ii.	Transactions with general collaterals: when the debtor granted general or general and specific collaterals, the Bank calculates the respective PTVG, jointly for all generic commercial loans and factoring and not contemplated in the preceding paragraph i), as the quotient between the sum of the amounts of the loans and exposures of contingent loans and the general, or general and specific collateral that, according to the scope of the remaining coverage clauses, safeguard the loans considered in the numerator aforementioned coverage ratio.

The amounts of the guarantees used in the PTVG ratio of numerals i) and ii), different from those associated with excess guarantees from mortgage loans to which the residential mortgage portfolio refers, must be determined according to:

-	The last valuation of the collateral, be it appraisal or fair value, according to the type of real guarantee in question. For the determination of fair value, the criteria indicated in Chapter 7-12 (Fair Value of Financial Instruments) of the Actualized Standards Compilation should be considered.

-	Possible situations that could be causing temporary increases in the values of the collaterals.

-	Limitations on the amount of coverage established in their respective clauses.

(v.ii.2) Portfolio in default.

The portfolio in default includes all placements and 100% of the amount of the contingent loans, of the debtors that the closing of a month presents a delay equal to or greater than 90 days in the payment of the interest of the capital of any credit. It will also include debtors who are granted a credit to leave an operation that has more than 60 days of delay in their payment, as well as those debtors who were subject to forced restructuring or partial forgiveness of a debt.

They may exclude from the portfolio in default: a) mortgage loans for housing, which delinquent less than 90 days, unless the debtor has another loan of the same type with greater delinquency; and, b) credits for financing higher studies of Law No. 20,027, which do not yet present the non-compliance conditions indicated in Circular No. 3,454 of December 10, 2008.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

(e)	Financial Assets and Liabilities: (continued)

All credits of the debtor must be kept in the Default Portfolio until there is a normalization of their ability or payment behavior, without prejudice to punishment of each particular credit that meets the condition indicated in Title II of Chapter B-2 of the Compendium of Accounting Standards. To remove a debtor from the Default Portfolio, once the circumstances that lead to classification in this portfolio according to the present rules have been overcome, at least the following copulative conditions must be met:

-	No obligation of the debtor with the bank with more than 30 calendar days overdue.

-	No new refinances granted to pay its obligations.

-	At least one of the payments includes amortization of capital. This condition does not apply in the case of debtors who only have credits for financing higher education in accordance with Law No. 20,027.

-	If the debtor has a credit with partial payment periods less than six months, has already made two payments.

-	If the debtor must pay monthly fees for one or more credits, has paid four consecutive dues.

-	The debtor does not appear with unpaid debts direct according to the information recast by CMF, except for insignificant amounts.

(v.iii) Provisions related to financing with FOGAPE COVID-19 guarantee.

On July 17, 2020, the CMF requested to determine specific provisions of the credits guaranteed by the FOGAPE COVID-19 guarantee, for which the expected losses were determined estimating the risk of each operation, without considering the substitution of credit quality of the guarantee, according to the corresponding individual or group analysis method, in accordance with the provisions of Chapter B-1 of the CNCB. This procedure must be carried out in an aggregate manner, grouping all those operations to which the same deductible percentage is applicable.

The deductible is applied by the Fund Administrator, which must be borne by each financial institution and does not depend on each particular operation, but is determined based on the total of the balances guaranteed by the Fund, for each group of companies that have the same coverage, according to their net sales size.

(v.iv) Provisions related to financing with FOGAPE Reactivation guarantee.

To determine the provisions of the amounts guaranteed by the FOGAPE Reactivation, the Bank considers the substitution of the credit quality of the debtors for that of the FOGAPE, for all the types of financing indicated, up to the amount covered by the aforementioned guarantee. Naturally, the option to consider the risk attributable to FOGAPE may be made while said guarantee remains in force, without considering the capitalized interest, in accordance with the provisions of article 17 of the Fund Regulations.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

(e)	Financial Assets and Liabilities: (continued)

Likewise, for the computation of the provisions of the amount not covered by the guarantee, corresponding to the debtors, the treatment must be differentiated according to the level of default of the refinanced credit and the grace period, which must consider the cumulative consecutive months grace period between the refinanced loan and other prior measures.

For this purpose, the following situations should be considered:

-	Refinancing with less than 60 days past due and less than 180 days of grace.

When the Bank grants the refinancing and is the current creditor, depending on the methodology used in accounting for provisions (standard or internal method) for the group portfolio, the computation of default and the expected loss parameters remain constant at the time to carry out the refinancing, as long as no payment is due.

In the case of debtors evaluated on an individual basis, their risk category is maintained at the time of rescheduling, which does not prevent them from being reclassified to the category that corresponds to them, in the event of a worsening of their payment capacity.

-	Refinancing with greater than 60 days and less than 89 days past due or grace periods greater than 180 days and less than 360 days.

The provisions established in the previous point apply, and at least one of the following conditions must also be met:

i.	In its credit granting policies, the Bank considers at least the following aspects:

a.	A robust procedure for the categorization of viable debtors, which considers at least the sector and its solvency and liquidity situation.

b.	Efficient mechanisms for monitoring the debtor’s situation, with formally defined internal governance.

ii.	Interest is charged in the months of grace, in accordance with the guidelines established in article 15 letter a) of the Regulation, or there is a demand for payment in another credit with the bank. In the latter case, if noncompliance is observed, the carry forward rules contained in numerals 2.2 and 3.2 of Chapter B-1 of the CNCB must be considered, depending on whether it is a credit subject to individual or group evaluation, respectively.

-	Refinancing with grace periods greater than 360 days.

The Bank must apply the provisions established in Chapter B-1 of the CNCB, considering the operation as a forced renegotiation and, therefore, apply the provisions that correspond to the portfolio in default.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

(e)	Financial Assets and Liabilities: (continued)

(vi) Charge-offs

As a general rule, the charge-offs are produced when the contractual rights on cash flows end. In case of loans, even if the above does not happen, it will proceed to charge-offs the respective asset balances.

The charge-off refers to derecognition of the assets in the Consolidated Statement of Financial Position, related to the respective transaction and, therefore, the part that could not be past-due if a loan is payable in installments, or a lease.

(vi.i) Charge-offs of loans to customers

The charge-off must be to make using credit risk provisions constituted, whatever the cause for which the charge-off was produced.

Write-offs for loans to customers and accounts receivable, other than from leasing operations, should be made in the following circumstances, whichever occurs first:

a)	The Bank, based on all available information, concludes that will not obtain any cash flow of the credit recorded as an asset.

b)	When the debt without executive title expires 90 days after it was recorded in asset.

c)	At the time the term set by the statute of limitations runs out and as result legal actions are precluded in order to request payment through executive trial or upon rejection or abandonment of title execution issued by judicial and non-recourse resolution.

d)	When past-due term of a transaction reaches the charge-off term disposed below:

Type of Loan	Term
Consumer loans - secured and unsecured	6 months
Other transactions - unsecured	24 months
Commercial loans - secured	36 months
Residential mortgage loans	48 months

The term represents the time elapsed since the date on which payment of all or part of the obligation in default became due.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

(e)	Financial Assets and Liabilities: (continued)

(vi.ii) Charge-offs of lease operations

Assets for leasing operations must be charge-offs against the following circumstances, whichever occurs first:

a)	The Bank concludes that there is no possibility of the rent recoveries and the value of the property cannot be considered for purposes of recovery of the contract, either because the lessee has not the asset, for the property’s conditions, for expenses that involve its recovery, transfer and maintenance, due to technological obsolescence or absence of a history of your location and current situation.

b)	When it complies the prescription term of actions to demand the payment through executory or upon rejection or abandonment of executory by court.

c)	When a contract has been in default reach the period of time indicated below:

Type of Loan	Term
Consumer leases	6 months
Other non-real estate lease transactions	12 months
Real estate leases (commercial or residential)	36 months

The term represents the time elapsed since the date on which payment of all or part of the obligation in default became due.

(vi.iii) Written-off loans recoveries

Cash recoveries on charge-off loans including loans that were reacquired from the Central Bank of Chile are recorded directly in income in the Consolidated Statement of Income, as a reduction of the “Recoveries of written-off loans” item.

In the event of recoveries of assets, the income will be recognized in the results for the amount by which they are incorporated into the asset. The same criterion will be followed if the leased assets were recovered after the charge-off for a leasing operation, when such assets are incorporated into the asset.

Any renegotiation of a credit already written off does not give rise to income, as long as the operation remains to have an impaired quality; the actual payments received must be treated as recoveries of credits written off, as indicated above.

Therefore, renegotiated credit can be recorded as an asset only if it has not deteriorated quality; also recognizing revenue from activation must be recorded like recovery of loans.

The same criteria should apply in the case that was give credit to pay a charge-off loan.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

2.	Main Accounting Criteria Used, continued:

(e)	Financial Assets and Liabilities: (continued)

Impairment due to credit risk of Financial assets at amortized cost and Financial assets at fair value through other comprehensive income (FVOCI):

In accordance with the established in Chapter A-2 of the CNCB of the CMF, the impairment model of IFRS 9 will not be applied to loans in the category “Financial assets at amortized cost” (“Due from banks” and “Loans and accounts receivable from customers”), nor on “Contingent loans”, since the criteria for these instruments are defined in Chapters B-1 to B-3 of the CNCB.

For the rest of the financial assets measured at Amortized Cost or FVOCI, the model on which impairment losses must be calculated corresponds to one of Expected Credit Loss (ECL) as established in IFRS 9.

Debt financial instruments whose subsequent valuation is at amortized cost or at FVOCI will be subject to impairment due to credit risk. On the contrary, those instruments at fair value through profit or loss do not require this measurement.

The measurement of impairment is carried out in accordance with a general impairment model that is based on the existence of 3 possible phases of the financial asset, the existence or not of a significant increase in credit risk and the condition of impairment. The 3 phases determine the amount of impairment that will be recognized as an expected credit loss, as well as the interest income that will be recorded at each reporting date. Each phase is listed below:

1. Phase 1:

a.	Incorporates financial assets whose credit risk has not increased significantly since initial recognition.

b.	Expected credit losses are recognized to 12-month.

c.	Interest is recognized based on the gross amount on the balance sheet.

2. Phase 2:

a.	Incorporates financial assets whose credit risk has increased significantly since initial recognition.

b.	Expected credit losses are recognized throughout the life of the financial asset.

c.	Interest is recognized based on the gross amount on the balance sheet.

3. Phase 3:

a.	Incorporates impaired financial assets.

b.	Expected credit losses are recognized throughout the life of the financial asset.

c.	Interest is recognized based on the net amount (gross amount on the balance sheet less allowance for credit risk).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

(e)	Financial Assets and Liabilities: (continued)

Impairment of debt financial instruments measured at fair value through other comprehensive income

The Bank applies the value impairment requirements for the recognition and measurement of a value correction for losses to financial assets that are measured at fair value through other comprehensive income in accordance with IFRS 9. This value adjustment for losses is recognized in Other Comprehensive Income (OCI) and does not reduce the carrying amount of the financial asset in the Consolidated Statement of Financial Position. The accumulated loss recognized in OCI is recycled in results when derecognizing the financial assets.

Financial liabilities:

Classification of financial liabilities:

Financial liabilities are classified in the following categories:

-	Financial liabilities at amortized cost;

-	Financial liabilities held for trading at fair value through profit or loss: Financial instruments are recorded in this item when the Bank’s objective is to generate profits through purchases and sales with these instruments. This item includes financial derivative trading contracts that are liabilities, which will be measured subsequently at fair value.

-	Financial liabilities designated as at fair value through profit or loss: The Bank has the option to irrevocably designate, at the time of initial recognition, a financial liability as measured at fair value through profit or loss if the application of this criterion eliminates or significantly reduces inconsistencies in the measurement or recognition, or if it is a group of financial liabilities, or a group of financial assets and liabilities, that is managed, and its performance evaluated, based on fair value in line with a risk management or investment strategy.

Valuation of financial liabilities:

Initial valuation:

Financial liabilities are initially recorded at fair value, less transaction costs that are directly attributable to the issuance of the instruments.

Variations in the value of financial liabilities due to the accrual of interest, UF indexation and similar concepts are recorded under the headings “Interest expenses” and “UF indexation expenses” of the Consolidated Income Statement for the period in which the accrual occurred (see Note No. 30 and No. 31).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

(e)	Financial Assets and Liabilities: (continued)

Subsequent valuation:

The changes in the valuations that will occur after the initial registration due to reasons other than those mentioned in the previous paragraph, are treated as described below, based on the categories in which the financial liabilities are classified

Financial liabilities at amortized cost:

The liabilities recorded in this item are valued after their acquisition at their amortized cost, which is determined in accordance with the effective interest rate method (EIR).

Financial liabilities held for trading and Financial liabilities designated as at fair value through profit or loss:

The liabilities recorded in these items are valued after their initial recognition at fair value and changes are recorded, at their net amount, under the items “Financial assets and liabilities for trading” and “Designated financial assets and liabilities at fair value through profit or loss” of the Consolidated Income Statement.

Derecognition of financial assets and liabilities:

The Bank and its subsidiaries derecognize a financial asset from its Statement of Financial Position, when the contractual rights to the cash flows of the financial asset have expired or when the contractual rights to receive the cash flows of the financial asset are transferred during a transaction in which all ownership risks and rewards of the financial asset are transferred. Any portion of transferred financial assets that is created or retained by the Bank is recognized as a separate asset or liability.

When the Bank transfers a financial asset, it assesses to what extent it has retained the risks and rewards of ownership. In this case:

(a)	If substantially all risks and rewards of ownership of the financial asset have been transferred, it is derecognized, and any rights or obligations created or retained upon transfer are recognized separately as assets or liabilities.

(b)	If substantially all risks and rewards of ownership of the financial asset have been retained, the Bank continues to recognize it.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

(e)	Financial Assets and Liabilities: (continued)

(c)	If substantially all risks and rewards of ownership of the financial asset are neither transferred nor retained, the Bank will determine if it has retained control of the financial asset. In this case:

(i)	If the Bank has not retained control, the financial asset will be derecognized, and any rights or obligations created or retained upon transfer will be recognized separately as assets or liabilities.

(ii)	If the Bank has retained control, it will continue to recognize the financial asset in the Consolidated Financial Statement by an amount equal to its exposure to changes in value that can experience and recognize a financial liability associated to the transferred financial asset.

The Bank derecognizes a financial liability (or a portion thereof) from its Consolidated Statement of Financial Position if, and only if, it has extinguished or, in other words, when the obligation specified in the corresponding contract has been paid or settled or has expired.

Compensation:

Financial assets and liabilities are subject to compensation, so that their net amount is presented in the Consolidated Statement of Financial Position, when and only when the Bank has the right, legally enforceable, to offset the recognized amounts and intends to settle the net amount, or to realize the asset and settle the liability simultaneously.

Income and expenses are presented net only when permitted by accounting standards, or in the case of gains and losses arising from a group of similar transactions such as the Bank’s trading and foreign exchange activity.

(f)	Functional currency:

The items included in the Financial Statements of Banco de Chile and its subsidiaries are valued using the currency of the primary economic environment in which it operates (functional currency). The functional and presentation currency of the Consolidated Financial Statements of Banco de Chile is the Chilean peso, which is the currency of the primary economic environment in which the Bank operates, and also obeys the currency that influences the cost and income structure.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

(g)	Transactions in foreign currency:

Transactions in currencies other than the functional currency are considered to be in foreign currency and are initially recorded at the exchange rate of the functional currency on the transaction date. Monetary assets and liabilities denominated in foreign currencies are converted using the exchange rate of the functional currency as of the date of the Consolidated Statement of Financial Position. All differences are recorded as a debit or credit to income.

As of March 31, 2023 and 2022, the Bank and its subsidiaries applied the exchange rate of accounting representation according to the standards issued by the CMF, for which the assets in dollars are shown at their equivalent value in Chilean pesos calculated using the following market exchange rate Ch$794.42 US$1 (Ch$784.30 US$1 as of March 31, 2022)

The amount of Ch$30,696 million corresponding to a net financial loss from exchange, indexation and accounting hedging of foreign currency (net income of Ch$28,100 million as of March 31, 2022) shown in the Consolidated Statements of Income, includes the result from exchange operations, indexation and accounting hedges of foreign currency, including the conversion of assets and liabilities in foreign currency or indexed to the exchange rate.

(h)	Operating Segments:

The Bank discloses information by segment in accordance with IFRS 8. The Bank’s operating segments are determined based on its different business units, considering the following:

(i)	That it conducts business activities from which income is obtained and expenses are incurred (including income and expenses relating to transactions with other components of the same entity).

(ii)	That its operating results are reviewed regularly by the entity’s highest decision-making authority for operating decisions, to decide about resource allocation for the segment and evaluate its performance; and

(iii)	For which separate financial information available.

(i)	Statement of cash flows:

The Consolidated Statement of Cash Flows shows the changes in cash and cash equivalents derived from operating activities, investment and financing activities during the year. The indirect method has been used in the preparation of this statement of cash flows.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

(i)	Statement of cash flows: (continued)

For the preparation of Consolidated Financial Statements of Cash Flow, it is considered the following concepts:

(i)	Cash and cash equivalents: corresponds to the item “Cash and deposits in banks”, plus (minus) the net balance corresponding to operations with liquidation in progress that are shown in the Consolidated Statement of Financial Position, plus other cash equivalents such as investments in short-term debt financial instruments that meet the criteria to be considered “cash equivalents”, for which they must have an original maturity of 90 days or less from the date of acquisition, be highly liquid, easily convertible into amounts known amounts of cash as of the date of the initial investment, and that the financial instruments are exposed to an insignificant risk of changes in value.

(ii)	Operating activities: corresponds to normal activities of the Bank, as well as other activities that cannot classify like investing or financing activities.

(iii)	Investing activities: correspond to the acquisition, sale or disposition other forms, of long-term assets and other investments not included in cash and cash equivalents.

(iv)	Financing activities: corresponds to the activities that produce changes in the amount and composition of the equity and the liabilities that are not included in the operating or investing activities.

(j)	Financial derivative contracts:

A “Financial Derivative” is a financial instrument whose value changes in response to changes in an observable market variable (such as an interest rate, exchange rate, the price of a financial instrument or a market index, including credit ratings), whose initial investment is very small in relation to other financial instruments with a similar response to changes in market conditions and which is generally settled at a future date.

The Bank maintains contracts of Derivative financial instruments, for cover the exposition of risk of foreign currency and interest rate. These contracts are recorded in the Consolidated Statement of Financial Position at their cost (included transactions costs) and subsequently measured at fair value. Derivative instruments are reported as an asset when their fair value is positive and as a liability when negative under the item “Derivative Instruments”.

Changes in fair value of derivative contracts held for trading purpose are included under “Financial Assets and Liabilities held for Trading”, on the Consolidated Statement of Income.

In addition, the Bank includes in the valorization of derivatives the “Credit valuation adjustment” (CVA), to reflect the counterparty risk in the determination of fair value and the Bank’s own credit risk, known as “Debit valuation adjustment” (DVA).

Certain embedded derivatives in other financial instruments are treated as separate derivatives when their risk and characteristics are not closely related to those of the main contract and if the contract in its entirety is not recorded at its fair value with its unrealized gains and losses included in income.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

(k)	Financial derivative contracts for accounting hedges:

The Bank has chosen to continue applying the hedge accounting requirements of IAS 39 when adopting IFRS 9.

At the moment of subscription of a derivative contract must be designated by the Bank as a derivative instrument for trading or hedging purposes.

If a derivative instrument is classified as a hedging instrument, it can be:

(1)	A hedge of the fair value of existing assets or liabilities or firm commitments, or;

(2)	A hedge of cash flows related to existing assets or liabilities or forecasted transactions.

A hedge relationship for accounting hedges purposes must comply with all of the following conditions:

(a)	at its inception, the hedge relationship has been formally documented;

(b)	it is expected that the hedge will be highly effective;

(c)	the effectiveness of the hedge can be measured in a reasonable manner; and

(d)	the hedge is highly effective with respect to the hedged risk on an ongoing basis and throughout the entire hedge relationship.

The Bank presents and measures individual hedges (where there is a specific identification of hedged item and hedged instruments) by classification, according to the following criteria:

Fair value hedges: Changes in the fair value of a derivative hedging instrument, designated as a fair value hedge, are recognized in income under the lines “Net interest income” and “Net indexation income” and/or “Foreign currency changes, UF indexation and accounting hedge”, depending on the type of risk covered. The hedged item is also presented at fair value in relation to the risk being hedged; gains or losses attributable to the hedged risk are recognized in income under the lines “Net interest income” and “Net income from UF indexation” and adjust the book value of the item subject to the hedge.

Cash flow hedge: Changes in the fair value of financial instruments derivative designated like “cash flow hedge” are recognized in “Cash flow accounting hedge” included in the Consolidated Other Comprehensive Income, to the extent that hedge is effective and hedge is reclassified to income in the item “Net interest income” and “Net income from UF indexation” and/or “Foreign currency changes, UF indexation and accounting hedge”, when hedged item affects the income of the Bank produced for the “interest rate risk” or “foreign exchange risk”, respectively. If the hedge is not effective, the changes in the fair value are recognized directly in the results of the year under the caption “Other financial result”.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

(k)	Financial derivative contracts for accounting hedges: (continued)

If the hedged instruments do not comply with criteria of cash flow accounting hedges, it expires or is sold, it suspends or executed, this hedge must be discontinued prospectively. Accumulated gains or losses recognized previously in the equity are maintained there until projected transactions occur, in that moment will be registered in Consolidated Statement of Income (in the item “Net interest income” and “Net income from UF indexation” and/or “Foreign currency changes, UF indexation and accounting hedge”, depend of the hedge), lesser than it foresees that the transaction will not execute, in this case it will be registered immediately in Consolidated Statement of Income (in the item “Net interest income” and “Net income from UF indexation” and/or “Foreign currency changes, UF indexation and accounting hedge”, depend of the hedge).

(l)	Intangible Assets:

Intangible assets are initially recognized at their acquisition cost, and are subsequently measured at their cost less any accumulated amortization or less any accumulated impairment losses.

Software or computer programs purchased by the Bank and its subsidiaries are accounted for at cost less accumulated amortization and impairment losses.

The subsequent expense in software assets is capitalized only when it increases the future economic benefit for the specific asset. All other expenses are recorded as an expense as incurred.

Amortization is recorded in income using the straight-line amortization method based on the estimated useful life of the software, from the date on which it is available for use. The estimated useful life of software is a maximum of 6 years.

(m)	Property and equipment:

Property and equipment includes the amount of land, real estate, furniture, computer equipment and other installations owned by the consolidated entities and which are for own use. These assets are stated at historical cost less depreciation and accumulated impairment. This cost includes expenses than have been directly attributed to the asset’s acquisition.

Depreciation is recognized in the Consolidated Statements of Income on a straight-line basis over the estimated useful lives of each part of an item of property and equipment.

The estimated average useful lives for the periods 2023 and 2022 are as follows:

- Buildings	50 years
- Installations	10 years
- Equipment	5 years
- Supplies and accessories	5 years

Maintenance expenses relating to those assets held for own uses are recorded as expenses in the year in which they are incurred.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

(n)	Deferred taxes and income taxes:

The income tax provision of the Bank and its subsidiaries has been determined in conformity with current legal regulations.

The Bank and its subsidiaries recognize, when appropriate, deferred tax assets and liabilities for future estimates of tax effects attributable to temporary differences between the book and tax values of assets and liabilities. Deferred tax assets and liabilities are measured based on the tax rate expected to be applied, in accordance with current tax law, in the year that deferred tax assets are realized or liabilities are settled. The effects of future changes in tax legislation or tax rates are recognized in deferred taxes starting on the date of publication of the law approving such changes.

Deferred tax assets are recognized only when it is likely that future tax profits will be sufficient to recover deductions for temporary differences. According to instructions from the CMF, deferred taxes are presented in the Consolidated Statement of Financial Position according with IAS 12 “Income Tax”.

(o)	Provisions, contingent assets and liabilities:

Provisions are liabilities involving uncertainty about their amount or maturity. They are recorded in the Consolidated Statement of Financial Position when the following requirements are jointly met:

(i)	a present obligation has arisen from a past event;

(ii)	as of the date of the Financial Statements it is probable that the Bank or its subsidiaries have to disburse resources to settle the obligation; and

(iii)	the amount of these resources can be reliably measured.

A contingent asset or liability is any right or obligation arising from past events whose existence will be confirmed by one or more uncertain future events which are not within the control of the Bank.

Contingent credits are understood as operations or commitments in which the Bank assumes a credit risk by committing itself to third parties, in the event of a future event, to make a payment or disbursement that must be recovered from its clients.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

(o)	Provisions, contingent assets and liabilities: (continued)

The following are classified as contingent credits in off-balance sheet information:

i.	Undrawn credit lines: Considers the unused amounts of lines of credit that allow customers to make use of credit without prior decisions by the bank.

ii.	Undrawn credit lines with immediate termination: Considers those undrawn credit lines, defined in the previous numeral, that the bank can unconditionally cancel at any time and without prior notice, or for which its automatic cancellation is contemplated in case of deterioration of the debtor’s solvency, as permitted by the current legal framework and the contractual conditions established between the parties.

iii.	Contingent credits linked to the CAE: Correspond to credit commitments granted in accordance with Law No. 20,027 (“CAE”).

iv.	Letters of credit for goods circulation operations: Considers the commitments that arise, both to the issuing bank and to the confirming bank, from self-settled commercial letters of credit with a maturity period of less than 1 year, arising from merchandise circulation operations (for example, confirmed foreign or documentary letters of credit). Includes documentary letters of credit issued by the Bank, which have not yet been negotiated.

v.	Debt purchase commitments in local currency abroad: Note issuance facility (NIF) and revolving underwriting facility (RUF) are considered).

vi.	Transactions related to contingent events: Guarantee bonds with promissory notes referred to in Chapter 8-11 of the Actualized Standards Compilation are considered.

vii.	Warranty by endorsement and sureties: Includes warranty by endorsement, sureties and standby letters of credit referred to in Chapter 8-10 of the Actualized Standards Compilation. In addition, it includes the payment guarantees of buyers in factoring operations, as indicated in Chapter 8-38 of that Compilation.

viii.	Other credit commitments: It includes the unplaced amounts of committed credits, which must be disbursed on an agreed future date or processed when the contractually foreseen events occur with the client, as occurs in the case of irrevocable credit lines linked to the progress status of projects (in which for provisions purposes, both the gross exposure referred to in No. 3 and future increases in the amount of guarantees associated with committed disbursements must be considered).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

(o)	Provisions, contingent assets and liabilities: (continued)

Exposure to credit risk on contingent loans:

To calculate provisions for contingent credits, the amount of exposure to be considered will be equivalent to the percentage of the amounts of the contingent credits indicated below:

Type of contingent credit	Credit Conversion Factor
Undrawn credit lines with immediate termination	10%
Contingent credits linked to the CAE	15%
Letters of credit for goods circulation operations	20%
Other undrawn credit lines	40%
Debt purchase commitments in local currency abroad	50%
Transactions related to contingent events	50%
Warranty by endorsement and sureties	100%
Other credit commitments	100%
Other contingent loans	100%

Notwithstanding, when dealing with transactions performed with customers with overdue loans as indicated in Chapter B-1 of the Compendium of Accounting Standards of the CMF, that exposure shall be equivalent to 100% of its contingent loans.

(p)	Provisions for minimum dividends:

According with the Accounting Standards Compendium of the CMF, the Bank records within liabilities the portion of net income for the year that should be distributed to comply with the Corporations Law or its dividend policy. For these purposes, the Bank establishes a provision in a complementary equity account within retained earnings.

For purposes of calculating the provision of minimum dividends, the distributable net income is considered, which is defined as that which results from reducing or adding to the net income for the year, the correction of the value of the paid-in capital and reserves, due to the effects of the variation of the Consumer Price Index.

(q)	Employee benefits:

Employee benefits are all forms of consideration granted by an entity in exchange for services provided by employees or severance pay.

Short-term employee benefits are employee benefits (other than termination benefits) that are expected to be settled in full before twelve months after the end of the annual reporting period in which the employees have rendered the related services.

(i)	Staff vacations

The annual costs of vacations and staff benefits are recognized on an accrual basis.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

(q)	Employee benefits: (continued)

(ii)	Other short-term benefits

The entity contemplates for its employees an annual incentive plan for meeting objectives and individual contribution to the company’s results, which are eventually delivered, consisting of a certain number or portion of monthly salaries and are provisioned based on the estimated amount to be distributed.

Other long-term employee benefits are all employee benefits other than short-term employee benefits, post-employment benefits, and termination benefits.

(iii)	Employee benefits for termination of employment contract

The Bank has agreed with part of the staff the payment of compensation to those who have completed 30 or 35 years of permanence, in the event that they retired from the Institution. The proportional part accrued by those employees who will have access to exercise the right to this benefit and who at the end of the year have not yet acquired it has been incorporated into this obligation.

The obligations of this benefit plan are valued according to the projected credit unit method, including as variables the staff turnover rate, the expected salary growth and the probability of using this benefit, discounted at the current rate for long-term operations (5.4% as of March 31, 2023 and 5.5% as of December 31, 2022).

The discount rate used corresponds to the rate of 10-year Bonds in pesos of the Central Bank of Chile (BCP).

Gains and losses arising from changes in actuarial variables are recognized in Other Comprehensive Income. There are no other additional costs that should be recognized by the Bank.

(r)	Earnings per share:

The basic earnings per share is determined by dividing the net income attributed to the Bank’s owners in a period and the weighted average number of shares outstanding during that period.

Diluted earnings per share are determined similarly to basic earnings, but the weighted average number of outstanding shares is adjusted to take into account the potential dilutive effect of the options on shares, warrants and convertible debt. At the end of the periods ended March 31, 2023 and 2022 there are no concepts to adjust.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

(s)	Interest revenue and expense and UF indexation:

Interest income and expenses and UF indexation are recognized in the Consolidated Statement of Income using the effective interest rate method. The effective interest rate is the rate which exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument (or a shorter period) where appropriate, to the carrying amount of the financial asset or financial liability. To calculate the effective interest rate, the Bank determines cash flows by taking into account all contractual conditions of the financial instrument, excluding future credit losses.

The effective interest rate calculation includes all fees and other amounts paid or received that form part of the effective interest rate. Transaction costs include incremental costs that are directly attributable to the purchase or issuance of a financial asset or liability.

In the case of the impaired portfolio and current loans with a high risk of irrecoverability of loans and accounts receivable from customers, the Bank has applied a conservative position of discontinuing the accrual of interest and UF indexation on an accrual basis in the Consolidated Statement of Income, when the credit or one of its installments has been 90 days default in its payment.

(t)	Commission income and expenses:

Revenue and expenses from fees are recognized in the Consolidated Income Statement using the criteria established in IFRS 15 “Revenue from contracts with customers”.

Under IFRS 15, revenues are recognized considering the terms of the contract with customers. Revenue is recognized when or as the performance obligation is satisfied by transferring the goods or services committed to the customer.

Under IFRS 15, revenues are recognized using different criteria depending on their nature. The most significant are:

−	Those that correspond to a singular act, when the act that originates them takes place.

−	Those that originate in transactions or services that are extended over time, during the life of such transactions or services.

−	Commissions on loan commitments and other fees related to credit operations are deferred (together with the incremental costs directly related to the placement) and recognized as an adjustment to the effective interest rate of the placement. In the case of loan commitments, when there is no certainty of the date of effective placement, the commissions are recognized in the period of the commitment that originates it on a linear basis.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

(t)	Commission income and expenses: (continued)

The fees registered by the Bank correspond mainly to:

−	Commissions for credit prepayment: These commissions are accrued at the time the credits are prepaid.

−	Commissions for lines of credit and overdrafts: These commissions are accrued in the period related to the granting of lines of credit and overdrafts in checking accounts.

−	Commissions for warranty by endorsement and letters of credit: These commissions are accrued in the period related to the granting by the bank of payment guarantees for real or contingent obligations of third parties.

−	Commissions for card services: Correspond to commissions accrued for the period, related to the use of credit cards, debit cards and other.

−	Commissions for account management: Includes commissions for the maintenance of current accounts and other deposit accounts.

−	Commissions for collections and payments: Includes commissions generated by the collection and payment services provided by the Bank.

−	Commissions for intermediation and management of securities: correspond to income from brokerage service, placements, administration and custody of securities.

−	Remuneration for administration of mutual funds, investment funds or others: corresponds to the commissions from the General Fund Administrator for the administration of third-party funds.

−	Remuneration for brokerage and insurance consulting services: Income from brokerage and insurance advice by the Bank or its subsidiaries is included.

−	Commissions for factoring operations services: Commissions for factoring operations services performed by the Bank are included.

−	Commissions for services of financial leasing operations: Commissions for services of financial leasing operations carried out by the Bank as lessor are included.

−	Commissions for financial consulting services: commissions for financial advisory services performed by the Bank and its subsidiary are included.

−	Other commissions earned: includes income generated from foreign currency exchange, issuance bank guarantees, issuance of bank check, use of distribution channels, agreement on the use of a brand and placement of financial products and cash transfers, and recognition of payments associated with commercial alliances, among others.

Commission expenses include:

−	Commissions for card operations: commissions paid for credit and debit card operations are included.

−	Commissions for licensing the use of card brands

−	Expenses for obligations of loyalty and merits programs for card customers.

−	Commissions for operations with securities: commissions for deposit and custody of securities and brokerage of securities are included.

−	Other commissions for services received: Commissions are included for guarantees and endorsements of Bank obligations, for foreign trade operations, for correspondent banks in the country and abroad, for ATMs and electronic fund transfer services.

−	Commissions for compensation of large value payments: corresponds to commissions paid to entities such as ComBanc, CCLV Contraparte Central, etc.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

(u)	Impairment of non-financial assets:

The carrying amounts of the non-financial assets of the Bank and its subsidiaries, are reviewed throughout the year and especially at each reporting date, to determine if any indication of impairment exists. If such indication exists, the recoverable amount of the asset is then estimated.

(v)	Financial and operating leases:

(i)	The Bank acting as lessor

Assets leased to customers under agreements which transfer substantially all the risks and rewards of ownership, with or without ultimate legal title, are classified as finance leases. When assets held are subject to a finance lease, the leased assets are derecognized and a receivable is recognized which is equal to the present value of the minimum lease payments, discounted at the interest rate implicit in the lease. Initial direct costs incurred in negotiating, and arranging a finance lease are incorporated into the receivable through the discount rate applied to the lease. Finance lease income is recognized over the lease term based on a pattern reflecting a constant periodic rate of return on the net investment in the finance lease.

Assets leased to customers under agreements, which do not transfer substantially all the risks, and rewards of ownership are classified as operating leases.

The leased investment properties, under the operating lease modality, are included in the Consolidated Statement of Financial Position as “Other assets” and depreciation is determined on the book value of these assets, applying a proportion of the value in a systematic way on the economic use of the estimated useful life. Lease income is recognized on a straight-line basis over the lease term.

(ii)	The Bank acting as lessee

A contract is, or contains a lease, if one party has the right to control the use of an identified asset for a period of time in exchange for a regular payment.

On the start date of a lease, a right-to-use assets leased is determined at cost, which includes the amount of the initial measurement of the lease liability plus other disbursements made.

The amount of the lease liability is measured at the present value of future lease payments that have not been paid on that date, which are discounted using the Bank’s incremental financing interest rate.

The right-of-use asset is measured using the cost model, less accumulated depreciation and accumulated losses due to impairment of value, depreciation of the right-of-use asset, is recognized in the Consolidated Statements of Income based on the linear depreciation method from the start date and until the end of the lease term.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

(v)	Financial and operating leases: (continued)

The monthly variation of the UF for the contracts established in said monetary unit should be treated as a new measurement, therefore the UF readjustment modifies the value of the lease liability, and in parallel, the amount of the right-of-use asset must be adjusted by this effect.

After the start date, the lease liability is measured by lowering the carrying amount to reflect the lease payments made and the modifications to the lease.

According to IFRS 16 “Leases” the Bank does not apply this rule to contracts whose duration is 12 months or less and those that contain an underlying asset of low value. In these cases, payments are recognized as a lease expense.

(w)	Additional provisions:

In accordance to the CMF regulations, the banks have recorded additional allowances for its individually evaluated loan portfolio, taking into consideration the expected impairment of this portfolio. The calculation of this allowance is performed based on the Bank’s historical experience and considering possible future adverse macroeconomic conditions or circumstances that could affect a specific sector.

The provisions made in order to forestall the risk of macroeconomic fluctuations should anticipate situations reversal of expansionary economic cycles in the future, could translate into a worsening in the conditions of the economic environment and thus, function as a countercyclical mechanism accumulation of additional provisions when the scenario is favorable and release or assignment to specific provisions when environmental conditions deteriorate.

According to the above, additional provisions must always correspond to general provisions on commercial, consumer or mortgage loans, or segments identified, and in no case may be used to offset weaknesses of the models used by the Bank.

As of March 31, 2023, the balance of additional provisions amounts to Ch$700,252 million (Ch$700,252 million in December 2022), which are presented in the caption “Special Provisions for Credit Risk” of liabilities in the Consolidated Statement of Financial Position.

(x)	Fair value measurement:

“Fair value” is understood as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants in a principal (or more advantageous) market at the measurement date under current market conditions, independent whether that price is directly observable or estimated using another valuation technique. The most objective and usual reference of fair value is the price that would be paid in an active, transparent and deep market (“quoted price” or “market price”).

When available, the Bank estimates the fair value of an instrument using quoted prices in an active market for that instrument. A market is considered active if quoted prices are readily and regularly available and represent actual and regularly occurring market transactions on an arm’s length basis.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

(x)	Fair value measurement: (continued)

If a market for a financial instrument is not active, the Bank establishes fair value using a valuation technique. These valuation techniques include the use of recent market transactions between knowledgeable, willing parties in an arm’s length transaction, if available, as well as references to the fair value of other instruments that are substantially the same, discounted cash flows and options pricing models.

The chosen valuation technique makes maximum use of information obtained in the market, using the least possible amount of data estimated by the Bank, incorporates all the factors that market participants would consider to establish the price, and will be consistent with generally accepted economic methodologies for calculating the price of financial instruments. The variables used by the valuation technique reasonably represent market expectations and reflect the return-risk factors inherent to the financial instrument. Periodically, the Bank calibrates the valuation techniques and tests it for validity using prices from observable current market transaction in the same instrument or based on available observable market information.

The best evidence of the fair value of a financial instrument at initial recognition is the transaction price (i.e. the fair value of the consideration given or received) unless the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument (i.e. without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets. However, when transaction price provides the best evidence of fair value at initial recognition, the financial instrument is initially measured at the transaction price and any difference between this price and the value initially obtained from a valuation model is subsequently recognized in incomes.

On the other hand, it should be noted that the Bank has financial assets and liabilities offset each other’s market risks, based on which average market prices are used as a basis for determining their fair value.

Then, the fair value estimates obtained from models are adjusted for any other factors, such as liquidity risk or model uncertainties; to the extent that the Bank believes that a third-party market participant would take them into account in pricing a transaction.

The Bank’s fair value disclosures are included in Note No. 44.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

3.	New Accounting Pronouncements Issued and Adopted, or Issued that have not yet been Adopted:

Standards approved and/or modified by the International Accounting Standards Board (IASB) and by the Commission for the Financial Market (CMF):

Standards and interpretations that have been adopted in these Consolidated Financial Statements.

As of the date of issuance of these Consolidated Financial Statements, the new accounting pronouncements issued by both the IASB and the CMF, which have been adopted by the Bank and its subsidiaries, are detailed below:

Accounting standards issued by IASB.

IAS 1 Presentation of Financial Statements and IFRS Practice Statement No. 2 Accounting Policy Disclosures.

In February 2021, the IASB published amendments to IAS 1 to require companies to disclose material information in order to improve the disclosures of their accounting policies and provide useful information to investors and other users of financial statements.

To help entities apply the amendments to IAS 1, the Board also amended IFRS Practice Statement No. 2 to illustrate how an entity can judge whether accounting policy information is material to its financial statements.

The amendments to IAS 1 will be effective for Financial Statement presentation periods beginning on or after January 1, 2023. Early application is allowed. If an entity applies those amendments to prior periods, it must disclose that fact.

To implement these amendments, some non-material modifications were made to Note No. 2 Main Accounting Criteria Used in the Consolidated Interim Financial Statements.

IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. Definition of Accounting Estimate.

In February 2021, the IASB incorporated changes to the definition of accounting estimates contained in IAS 8, the amendments are intended to help entities distinguish changes in accounting estimates from changes in accounting policies.

The amendments to IAS 8 will be effective for Financial Statement presentation periods beginning on or after January 1, 2023. Early application is allowed.

The application of this amendment did not generate any impacts on the current Consolidated Interim Financial Statements of Banco de Chile and its subsidiaries.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

3.	New Accounting Pronouncements Issued and Adopted, or Issued that have not yet been Adopted, continued:

IAS 12 Income Tax. Deferred taxes related to assets and liabilities arising from a single transaction.

In May 2021, the IASB published amendments to IAS 12, to specify how companies should account for deferred taxes on transactions such as leases and decommissioning obligations.

IAS 12 Income Tax specifies how a company accounts for income tax, including deferred tax, which represents tax to be paid or recovered in the future. In certain circumstances, companies are exempt from recognizing deferred taxes when they first recognize assets or liabilities. Prior to the amendment, there was some uncertainty as to whether the exemption applied to transactions such as leases and decommissioning obligations, transactions for which companies recognize both an asset and a liability.

The amendments clarify that the exemption does not apply and that companies are required to recognize deferred taxes on such transactions. The purpose of the amendments is to reduce the differences in reporting deferred tax on leases and decommissioning obligations.

The amendments are effective for the presentation periods of the Financial Statements beginning on January 1, 2023, and early application is allowed.

The implementation of this amendment had no impact for Bank of Chile and its affiliates.

Accounting standards issued by CMF

Circular No. 2,323. Modifies Chapter B-1 “Provisions for credit risk” of the CNCB.

On October 21, 2022, the CMF published this circular that modifies Chapter B-6 “Provisions for country risk” and B-7 “Special provisions for credits abroad” of the Compendium of Accounting Standards, the objective of this modification is to include to operations denominated in Chilean pesos within the computation of provisions for country risk and special for loans abroad.

The Bank implemented this change without generating material impacts.

Circular No. 2,331. Information to be reported on credits with the guarantee of FOGAPE Chile Apoya.

On February 7, 2023, the CMF issued Circular No. 2.331 containing details of the information that banks and cooperatives must send to the CMF through new regulatory files, in order to adequately monitor the evolution of loans guaranteed by the Chile Apoya program of the Small and Medium-Sized Enterprises Guarantee Fund (FOGAPE).

The Bank implemented this Circular, fulfilling the sending of the new regulatory files.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

3.	New Accounting Pronouncements Issued and Adopted, or Issued that have not yet been Adopted, continued:

Other Regulations.

Law 21,420 modifies art. 2 No. 2 of DL 825 of 1974, on Sales and Services Tax (VAT).

On January 1, 2023, the legal modifications incorporated into the basic service taxable event defined in art. 2 No. 2 of DL No. 825 Law on Sales and Services Tax came into effect. Said legal modification implied a higher expense or cost, since some services contracted by the institution from January 1, 2023, went from not being subject to being taxed with VAT.

The implementation of this new standard did not have a material impact on the Bank and its subsidiaries.

New Standards and interpretations that have been issued but their application date is not yet in force:

The following is a summary of new standards, interpretations and improvements to the International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and the CMF that are not yet effective as of March 31, 2023, as follows:

Accounting standards issued by IASB.

IAS 28 Investments in Associates and Joint Venture and IFRS 10 Consolidated Financial Statements.

In September 2014, the IASB published this modification, which clarifies the scope of the profits and losses recognized in a transaction, that involves an associate or joint venture, and that this depends on whether the asset sold or contribution constitutes a business. Therefore, the IASB concluded that all gains or losses must be recognized against loss of control of a business.

Likewise, the gains or losses that result from the sale or contribution of a subsidiary that does not constitute a business (definition of IFRS 3) to an associate or joint venture must be recognized only to the extent of unrelated interests in the associate or joint venture.

During December 2015, the IASB agreed to set the effective date of this modification in the future, allowing its immediate application.

Banco de Chile and its subsidiaries will have no impact on the Interim Consolidated Financial Statements as a result of the application of this amendment.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

3.	New Accounting Pronouncements Issued and Adopted, or Issued that have not yet been Adopted, continued:

IFRS 16 Leases. Recognition of the lease liability in a sale with leaseback.

In September 2022, the IASB published an amendment to IFRS 16 related to the recognition of the lease liability in a sale with leaseback.

The amendment specifies the requirements that a seller-lessee must use to measure the lease liability that arises on sale and leaseback so that the seller-lessee does not recognize any gain or loss related to the right of use that it retains.

The modifications are effective for the periods of presentation of the Financial Statements that begin on or after January 1, 2024, and early application is allowed.

The implementation of this amendment will have no impact for Banco de Chile and its subsidiaries.

Accounting Standards issued by the CMF.

General Regulation (NCG by its Spanish initials) No. 484. Commissions in credit operations Law 18,010 and adjustments to current contracts.

On August 5, 2022, the CMF issued this NCG 484, which establishes the criteria and conditions that must be met by the collections made to the debtor in a credit operation to be considered commission and not interest. In addition, by virtue of the established definitions and in order to maintain regulatory coherence, other regulatory bodies were modified.

The instructions established in this General Regulation are effective as of August 1, 2023.

The Bank estimates that the impact of adopting this new standard will not be material.

Circular No. 2,330. Chapter 21-14 of the RAN: Evaluation of the Adequacy of Banks’ Liquidity Position.

On January 16, 2023 the CMF published the regulation that defines the guidelines for the evaluation of the sufficiency of the liquidity position of banks.

The regulation aims to present the criteria and guidelines that will be taken into consideration for the assessment of the sufficiency of liquidity of banks, together with the possibility of the CMF to determine additional requirements of liquid assets resulting from the supervisory review process.

The regulations will come into effect from April 2023, the date when banks must submit their first simplified Liquidity Self-Assessment Report (LSAR).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

4.	Accounting Changes:

During the period ended March 31, 2023, there have been no material or relative importance changes in accounting that affect the presentation of these Consolidated Interim Financial Statements.

5.	Relevant Events:

a)	On January 26, 2023, the Board of Directors of Banco de Chile agreed to convene an Ordinary Shareholders’ Meeting for March 23, 2023 in order to propose, among other matters, the following distribution of profits for the year ended on December 31, 2022:

i.	Deduct and withhold from the net income of the year, an amount equivalent to the effect of inflation of the paid capital and reserves according to the variation of the Consumer Price Index that occurred between November 2021 and November 2022, amounting to Ch$542,504,045,836 which will be added to retained earnings from previous periods.

ii.	Distribute in the form of dividend the remaining profit, corresponding to a dividend of Ch$8.58200773490 to each of the 101,017,081,114 shares of the Bank.

Consequently, it will be proposed a distribution as dividend of 61.5% of the profits for the year ending December 31, 2022.

b)	On March 3, 2023, Banco de Chile informed the Financial Markets Commission that Mr. Alfredo Ergas Segal had ceased to hold office as Director of the Bank due to a supervening cause of incapacity arising from circumstances beyond his control. This was due to the fact that, within the framework of the corresponding periodic update at the Board meeting on December 22, 2022, a company in which Mr. Ergas is a Director was included as one of the Bank’s main clients, thus constituting the situation outlined in numeral 5 of subsection 3 of article 50 bis of Law 18,046 on corporations.

The aforementioned factual circumstances and the corresponding communication to the Superintendence of Pensions previously made by Mr. Ergas regarding the same matter, were reported by the Bank to the Commission for the Financial Market on December 30th.

In turn, by Resolution No. E-250 of March 3, 2021, the Superintendence of Pensiones established the disability of Mr. Ergas, based on the verification of the cause of supervening disability referred to above.

By virtue of the foregoing, the Independent Alternate Director Mr. Paul Fürst Gwinner assumed the role of Independent Regular Director, replacing Mr. Ergas in accordance with the procedure set forth in the Bank’s Bylaws.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

5.	Relevant Events, continued:

c)	On March 23, 2023, at the Bank’s Ordinary Shareholders’ Meeting, our shareholders proceeded to the complete renewal of the Board of Directors, due to the end of the legal and statutory three-year term with respect to the Board of Directors that has ceased in its functions.

After the corresponding voting at the aforesaid meeting, the following persons were appointed as the Bank’s Directors for a new three-year term:

Directors:	Raúl Anaya Elizalde
Hernán Büchi Buc
Andrés Ergas Heymann
	Jaime Estévez Valencia	(Independent)
Julio Santiago Figueroa
Pablo Granifo Lavín
	Ana Holuigue Barros	(Independent)
Andrónico Luksic Craig
Jean Paul Luksic Fontbona
Sinéad O’Connor
Francisco Pérez Mackenna
First Alternate Director:	Paul Fürst Gwinner	(Independent)
Second Alternate Director:	Sandra Marta Guazzotti

Moreover, in its Ordinary Session No. BCH 2,986 of the same date, the Board of Directors of the Bank agreed to the following officer appointments and designations:

Chairman:	Pablo Granifo Lavín
Vice Chairman:	Andrónico Luksic Craig
Vice Chairman:	Julio Santiago Figueroa

d)	During the year 2023 Banco de Chile has reported as essential fact the following placements in the local market of senior, dematerialized and bearer bonds issued by Banco de Chile and registered in the Securities Registry of the Financial Market Commission

Date	Registration number in the Securities Registry	Serie	Amount	Currency	Maturity date	Average rate
January 6, 2023	11/2022	GI	4,000,000	CLF	09/01/2035	2.61%
March 16, 2023	11/2016	DG	9,750,000,000	CLP	05/01/2027	6.55%
March 23, 2023	11/2016	DG	11,250,000,000	CLP	05/01/2027	6.55%

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

6.	Business Segments:

For management purposes, the Bank is organized into four segments, which are defined based on the types of products and services offered, and the type of client in which focuses as described below:

Retail:	This segment focuses on individuals and small and medium-sized companies (SMEs) with annual sales up to UF 70,000, where the product offering focuses primarily on consumer loans, commercial loans, checking accounts, credit cards, credit lines and Residential mortgage loans.

Wholesale:	This segment focused on corporate clients and large companies, whose annual revenue exceed UF 70,000, where the product offering focuses primarily on commercial loans, checking accounts and liquidity management services, debt instruments, foreign trade, derivative contracts and leases.

Treasury:	This segment includes the associated revenues to the management of the investment portfolio and the business of financial transactions and currency trading.

Transactions with customers carried out by the Treasury are reflected in the respective aforementioned segments. These products are highly transaction-focused and include foreign exchange transactions, derivatives and financial instruments in general, among others.

Subsidiaries:	Corresponds to the businesses generated by the companies controlled by the Bank, which carry out activities complementary to the bank business. The companies that comprise this segment are:

-	Banchile Administradora General de Fondos S.A.
-	Banchile Asesoría Financiera S.A.
-	Banchile Corredores de Seguros Ltda.
-	Banchile Corredores de Bolsa S.A.
-	Banchile Securitizadora S.A. en Liquidación (*)
-	Socofin S.A.

(*)	Company dissolved in July 2022.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

6.	Business Segments, continued:

The financial information used to measure the performance of the Bank’s business segments is not comparable with similar information from other financial institutions because each institution relies on its own definitions. The accounting policies applied to the segments is the same as those described in the summary of accounting principles. The Bank obtains the majority of the results from: interest, indexation and commissions and financial operations and changes, discounting provisions for credit risk and operating expenses. Management is mainly based on these concepts to evaluate the performance of the segments and make decisions about the goals and allocations of resources of each unit. Although the results of the segments reconcile with those of the Bank at the total level, this is not necessarily the case in terms of the different concepts, given that management is measured and controlled individually and not on a consolidated basis, applying the following criteria:

●	The net interest margin of loans and deposits is obtained aggregating the net financial margins of each individual operation of credit and uptake made by the bank. For these purposes, the volume of each operation and its contribution margin are considered, which in turn corresponds to the difference between the effective rate of the customer and the internal transfer price established according to the term and currency of each operation. Additionally, the net margin includes the result of interest and indexation from the accounting hedges.

●	Provisions for credit risk are determined at the customer and counterparty level based on the characteristics of each of their operations. In the case of additional provisions, these are assigned to the different business segments based on the credit risk weighted assets that each segment has.

●	The capital and its financial impacts on outcome have been assigned to each segment based on the risk-weighted assets.

●	Operational expenses are reflected at the level of the different functional areas of the Bank. The allocation of expenses from functional areas to business segments is done using different allocation criteria, at the level of the different concepts and expense items.

Taxes are managed at a corporate level and are not allocated to business segments.

For the periods ended March 31, 2023 and 2022 there was no income from transactions with a customer or counterparty that accounted for 10% or more of the Bank’s total revenues.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

6.	Business Segments, continued:

The following table presents the income by segment for the periods ended between January 1, and March 31, 2023 and 2022 for each of the segments defined above:

	Retail		Wholesale		Treasury		Subsidiaries		Subtotal		Consolidation adjustment		Total
	March	March	March	March	March	March	March	March	March	March	March	March	March	March
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Net interest revenue (expense) and UF indexation	325,476	330,387	194,132	172,878	(61,032)	(8,542)	(4,557)	(1,356)	454,019	493,367	29	2	454,048	493,369
Net commissions revenue (expense)	86,668	78,288	17,259	17,080	(630)	(572)	41,348	38,969	144,645	133,765	(7,740)	(3,525)	136,905	130,240
Profit (loss) of financial operations	92	138	5,997	5,311	116,767	18,758	10,841	3,674	133,697	27,881	(29)	(2)	133,668	27,879
Foreign currency changes, indexation and accounting hedge	(498)	(1,567)	8,480	7,769	(45,106)	15,338	6,428	6,560	(30,696)	28,100	—	—	(30,696)	28,100
Other income	6,808	2,717	1,160	1,997	—	—	1,029	825	8,997	5,539	(1,734)	(1,476)	7,263	4,063
Income attributable to investments in other companies	1,322	1,174	556	308	70	30	30	22	1,978	1,534	—	—	1,978	1,534
Total operating revenue	419,868	411,137	227,584	205,343	10,069	25,012	55,119	48,694	712,640	690,186	(9,474)	(5,001)	703,166	685,185
Expenses from salaries and employee benefits	(87,166)	(80,322)	(26,485)	(22,110)	(699)	(602)	(19,674)	(19,037)	(134,024)	(122,071)	6	4	(134,018)	(122,067)
Administrative expenses	(80,233)	(65,432)	(19,284)	(17,352)	(527)	(367)	(9,559)	(8,395)	(109,603)	(91,546)	9,191	4,712	(100,412)	(86,834)
Depreciation and amortization	(19,055)	(16,320)	(2,094)	(2,131)	(108)	(103)	(1,502)	(1,371)	(22,759)	(19,925)	—	—	(22,759)	(19,925)
Impairment of non-financial assets	(1)	—	—	—	—	—	30	98	29	98	—	—	29	98
Other operating expenses	(4,929)	(3,403)	(1,966)	(2,273)	—	—	(329)	(288)	(7,224)	(5,964)	277	285	(6,947)	(5,679)
Total operating expenses	(191,384)	(165,477)	(49,829)	(43,866)	(1,334)	(1,072)	(31,034)	(28,993)	(273,581)	(239,408)	9,474	5,001	(264,107)	(234,407)
Expenses for credit losses (*)	(100,255)	(60,181)	(6,268)	(39,017)	1,015	(206)	—	—	(105,508)	(99,404)	—	—	(105,508)	(99,404)
Income from operations	128,229	185,479	171,487	122,460	9,750	23,734	24,085	19,701	333,551	351,374	—	—	333,551	351,374
Income taxes													(67,600)	(59,647)
Income after income taxes													265,951	291,727

(*)	As of March 31, 2022, the retail and wholesale segments include additional provisions assigned based on their risk-weighted assets for Ch$36,117 million and Ch$33,883 million, respectively.

The following table presents assets and liabilities of the periods ended March 31, 2023 and December 31, 2022 by each segment defined above:

	Retail		Wholesale		Treasury		Subsidiaries		Subtotal		Consolidation adjustment		Total
	March	December	March	December	March	December	March	December	March	December	March	December	March	December
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Current and deferred taxes	21,897,037	22,025,372	13,512,364	13,576,675	18,088,240	18,602,123	892,922	561,621	54,390,563	54,765,791	(222,823)	(237,339)	54,167,740	54,528,452
Total assets													779,631	726,910
													54,947,371	55,255,362
Liabilities
Current and deferred taxes	18,297,529	17,572,012	9,741,490	10,151,503	21,703,628	22,182,398	723,666	727,529	50,466,313	50,633,442	(222,823)	(237,339)	50,243,490	50,396,103
Total liabilities													1,090	932
													50,244,580	50,397,035

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

7.	Cash and Cash Equivalents:

The detail of the balances included under cash and cash equivalents as follows:

	March	December
	2023	2022
	MCh$	MCh$
Cash and due from banks:
Cash	875,259	947,669
Deposit in Chilean Central Bank (*)	390,502	384,230
Deposit in abroad Central Bank	—	—
Deposits in domestic banks	69,590	116,541
Deposits in abroad banks	1,377,423	1,316,444
Subtotal – Cash and due from banks	2,712,774	2,764,884

Net transactions in the course of settlement (**)	92,431	90,404
Others cash equivalents (***)	1,872,465	3,250,101
Total cash and cash equivalents	4,677,670	6,105,389

The detail of the balances included under net ongoing clearance operations is as follows:

	March	December
	2023	2022
	MCh$	MCh$
Assets
Documents drawn on other banks (clearing)	99,376	94,675
Funds receivable	544,935	677,521
Subtotal - assets	644,311	772,196

Liabilities
Funds payable	(551,880)	(681,792)
Subtotal - liabilities	(551,880)	(681,792)
Net transactions in the course of settlement	92,431	90,404

(*)	The level of funds in cash and in the Central Bank of Chile responds to regulations on reserve requirements that the bank must maintain on average in monthly periods.

(**)	Ongoing clearance operations correspond to transactions in which only the settlement remains that will increase or decrease the funds in the Central Bank of Chile or in foreign banks, normally within 12 or 24 business hours.

(***)	Refers to financial instruments that meet the criteria to be considered as “cash equivalents” as defined by IAS 7, i.e., to qualify as “cash equivalents” investments in debt financial instruments must be: short-term with an original maturity of 90 days or less from the date of acquisition, highly liquid, readily convertible to known amounts of cash from the date of initial investment, and that the financial instruments are exposed to an insignificant risk of changes in their value.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

8.	Financial Assets Held for Trading at Fair Value through Profit or Loss:

The item detail is as follows:

	March	December
	2023	2022
	MCh$	MCh$

Financial derivative contracts	2,807,678	2,960,029
Debt Financial Instruments	2,641,507	3,433,745
Other financial instruments	4,302	257,325
Total	5,453,487	6,651,099

(a)	The Bank as of March 31, 2023 and December 31, 2022, maintains the following asset portfolio of derivative instruments:

	Notional amount of contract with final expiration date in
	Demand		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 year and up to 5 years		Over 5 years		Total		Fair Value Assets
	March	December	March	December	March	December	March	December	March	December	March	December	March	December	March	December	March	December
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Currency forward	—	—	4,661,579	3,709,915	2,482,708	2,877,266	3,173,417	3,331,247	340,376	523,024	28,996	45,610	—	—	10,687,076	10,487,062	631,576	565,373
Interest rate swap	—	—	700,555	1,469,421	2,886,198	1,372,813	4,790,239	5,305,882	6,086,277	5,531,197	3,662,995	3,897,824	4,661,197	4,824,660	22,787,461	22,401,797	1,124,210	1,324,541
Interest rate and cross currency swap	—	—	227,688	400,358	265,370	443,952	1,287,387	1,245,809	2,854,688	2,695,878	1,010,303	1,154,754	2,290,976	2,331,640	7,936,412	8,272,391	1,046,087	1,065,036
Call currency options	—	—	19,887	15,504	32,245	44,966	14,276	32,090	—	—	—	—	—	—	66,408	92,560	980	2,321
Put currency options	—	—	6,796	8,806	17,817	16,598	38,097	22,449	18,657	—	—	—	—	—	81,367	47,853	4,825	2,758
Total	—	—	5,616,505	5,604,004	5,684,338	4,755,595	9,303,416	9,937,477	9,299,998	8,750,099	4,702,294	5,098,188	6,952,173	7,156,300	41,558,724	41,301,663	2,807,678	2,960,029

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

8.	Financial Assets Held for Trading at Fair Value through Profit or Loss, continued:

b)	The detail of the Debt Financial Instruments is the following:

	March	December
	2023	2022
	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank of Chile
Debt financial instruments from the Central Bank of Chile	2,169,210	3,014,768
Bonds and Promissory notes from the General Treasury of the Republic	225,511	44,524
Other fiscal debt financial instruments	—	—

Other Instruments Issued in Chile
Debt financial instruments from other domestic banks	246,786	374,453
Bonds and trade effects from domestic companies	—	—
Other debt financial instruments issued in the country	—	—

Instruments Issued Abroad
Financial instruments from foreign governments or Central Banks	—	—
Financial debt instruments from foreign goverments and fiscal entities	—	—
Debt financial instruments from other foreign banks	—	—
Bonds and trade effects from foreign companies	—	—
Total	2,641,507	3,433,745

Under instruments of the State and Central Bank of Chile are classified instruments sold under repurchase agreements to clients and financial institutions, by amount of Ch$21,681 million as of March 31, 2023 (no balance at December 2022). The repurchase agreements have an average maturity of 3 days at the end of March 2023 (no balance at December 2022).

Instruments sold under repurchase agreements to clients and financial institutions include other debt financial instruments issued in the country, by an amount of Ch$78,535 million as of March 31, 2023 (Ch$208,330 million in December 2022). The repurchase agreements have an average maturity of 8 days at the end of the 2023 period (7 days in December 2022).

Additionally, the Bank has investments in own-issued letters of credit for an amount equivalent to Ch$2,517 million as of March 31, 2023 (Ch$2,790 million in December 2022), which are presented as a reduction of the liability item “Debt Financial Instruments Issued”.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

8.	Financial Assets Held for Trading at Fair Value through Profit or Loss, continued:

c)	The detail of other financial instruments is as follows:

	March	December
	2023	2022
	MCh$	MCh$
Mutual fund investments
Funds managed by related companies	5	250,337
Funds managed by third-party	—	—

Equity instruments
Domestic equity instruments	1,768	2,357
Foreign equity instruments	—	3,261

Loans originated and acquired by the entity
Loans and advances to banks	—	—
Commercial loans	—	—
Residential mortgage loans	—	—
Consumer loans	—	—
Others	2,529	1,370
Total	4,302	257,325

9.	Non-trading Financial Assets mandatorily measured at Fair Value through Profit or Loss:

As of March 31, 2023 and December 31, 2022, the Bank does not hold any non-trading financial assets mandatorily measured at fair value through profit or loss.

10.	Financial Assets and Liabilities designated as at Fair Value through Profit or Loss:

As of March 31, 2023 and December 31, 2022, the Bank does not hold financial assets and liabilities designated as at fair value through profit or loss.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

11.	Financial Assets at Fair Value through Other Comprehensive Income:

The item detail is as follows:

	March	December
	2023	2022
	MCh$	MCh$

Debt Financial Instruments	5,070,987	3,967,392
Other financial instruments	—	—
Total	5,070,987	3,967,392

(a)	As of March 31, 2023 and December 31, 2022, the detail of debt financial instruments is as follows:

	March	December
	2023	2022
	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank of Chile
Debt financial instruments from the Central Bank of Chile	—	—
Bonds and Promissory notes from the General Treasury of the Republic	3,294,002	2,254,578
Other fiscal debt financial instruments	3,221	4,279

Other Instruments Issued in Chile
Debt financial instruments from other domestic banks	1,561,810	1,494,914
Bonds and trade effects from domestic companies	48,575	45,994
Other debt financial instruments issued in the country	—	—

Instruments Issued Abroad
Financial instruments from foreign Central Banks	—	—
Financial instruments from foreign governments and fiscal entities	78,480	42,017
Debt financial instruments from other foreing banks	84,899	125,610
Bonds and trade effects from foreign companies	—	—
Other debt financial instruments issued abroad	—	—
Total	5,070,987	3,967,392

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

11.	Financial Assets at Fair Value through Other Comprehensive Income, continued:

Instruments of the Government and the Central Bank of Chile include instruments sold under repurchase agreements to clients and financial institutions for an amount of Ch$3,480 million in March 2023 (Ch$7,369 million in December 2022). The repurchase agreements have an average maturity of 6 days in March 2023 (4 days in December 2022). As part of the FCIC program, instruments delivered as collateral are included for an approximate amount of Ch$707,198 million as of March 31, 2023 (Ch$693,206 million in December 2022).

Under the same item, instruments that guarantee margins for cleared derivatives transactions are classified through Comder Contraparte Central S.A. for an amount of Ch$38,394 million as of March 31, 2023 (Ch$39,508 million as of December 31, 2022).

Under Instruments of Other National Institutions are classified instruments delivered as collateral as part of FCIC program for an approximate amount of Ch$740,812 million as of March 31, 2023 (Ch$219,425 million as of December 31, 2022).

As of March 31, 2023 the accumulated credit impairment for debt instruments at fair value through other comprehensive income was Ch$7,874 million (Ch$9,496 million as of December 31, 2022).

a.1)	The credit rating of the issuers of debt instruments as of March 31, 2023 and December 31, 2022 is as follows:

	March 2023				December 2022
	Phase 1	Phase 2	Phase 3	Total	Phase 1	Phase 2	Phase 3	Total
	Individual	Individual	Individual	Individual	Individual	Individual	Individual	Individual
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Debt instruments
Investment grade	5,040,244	30,743	—	5,070,987	3,967,392	—	—	3,967,392
No investment grade	—	—	—	—	—	—	—	—
No rating	—	—	—	—	—	—	—	—
Total	5,040,244	30,743	—	5,070,987	3,967,392	—	—	3,967,392

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

11.	Financial Assets at Fair Value through Other Comprehensive Income, continued:

a.2)	The analysis of changes in fair value and expected losses of debt instruments measured at fair value is as follows:

	Phase 1 Individual		Phase 2 Individual		Phase 3 Individual		Total
	Fair value	Impairment	Fair value	Impairment	Fair value	Impairment	Fair value	Impairment
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of January 1, 2022	3,054,795	4,085	14	—	—	—	3,054,809	4,085
Net change in balance	864,521	5,411	(14)	—	—	—	864,507	5,411
Change in fair value	48,076	—	—	—	—	—	48,076	—
Transfer to Phase 1	—	—	—	—	—	—	—	—
Transfer to Phase 2	—	—	—	—	—	—	—	—
Transfer to Phase 3	—	—	—	—	—	—	—	—
Impact due to transfer between phases	—	—	—	—	—	—	—	—
Net impact due to impairment	—	—	—	—	—	—	—	—
Balance as of December 31, 2022	3,967,392	9,496	—	—	—	—	3,967,392	9,496

Balance as of January 1, 2023	3,967,392	9,496	—	—	—	—	3,967,392	9,496
Net change in balance	1,086,185	(3,543)	619	—	—	—	1,086,804	(3,543)
Change in fair value	16,635	—	156	—	—	—	16,791	—
Transfer to Phase 1		—	—	—	—	—	—	—
Transfer to Phase 2	(29,968)	—	29,968	—	—	—	—	—
Transfer to Phase 3		—	—	1,921	—	—	—	1,921
Impact due to transfer between phases		—	—	—	—	—	—	—
Net impact due to impairment		—	—	—	—	—	—	—
Balance as of March 31, 2023	5,040,244	5,953	30,743	1,921	—	—	5,070,987	7,874

(b)	Realized and unrealized gains and losses:

As of March 31, 2023, the portfolio of debt financial instruments includes an accumulated unrealized gain of Ch$17,059 millones (Ch$268 million in December 2022), recorded as an equity valuation adjustment.

Gross realized gains and losses on the sale of debt financial instruments, as of March 31, 2023 and 2022 are reported under “Net Financial income (expense)” (See Note No. 33). The changes in realized gains and losses at the end of both periods are the following:

	March	March
	2023	2022
	MCh$	MCh$

Unrealized (losses) gains	16,674	(4,928)
Realized losses (gains) reclassified to income	117	(508)
Subtotal	16,791	(5,436)
Income tax on other comprehensive income	(2,573)	(482)
Net effect in equity	14,218	(5,918)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

12.	Derivative Financial Instruments for hedging purposes:

(a.1)	As of March 31, 2023 and December 31, 2022, the Bank has the following asset portfolio of financial derivative instruments for accounting hedging purposes:

Notional amount of contract with final expiration date in
	Demand		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 year and up to 5 years		Over 5 years		Total		Fair value Assets
	March	December	March	December	March	December	March	December	March	December	March	December	March	December	March	December	March	December
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Derivatives held for fair value hedges
Currency forward	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Interest rate swap	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Interest rate swap and cross currency swap	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Call currency options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Put currency options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Cash flow hedge derivatives
Currency forward	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Interest rate swap	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Interest rate swap and cross currency swap	—	—	66,545	—	—	—	—	167,199	—	135,025	—	122,127	—	111,547	66,545	535,898	3,911	27,077
Call currency options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Put currency options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	66,545	—	—	—	—	167,199	—	135,025	—	122,127	—	111,547	66,545	535,898	3,911	27,077
Total	—	—	66,545	—	—	—	—	167,199	—	135,025	—	122,127	—	111,547	66,545	535,898	3,911	27,077

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

12.	Derivative Financial Instruments for hedging purposes, continued:

(a.2)	As of March 31, 2023 and December 31, 2022, the Bank has the following debt portfolio of financial derivative instruments for accounting hedging purposes:

Notional amount of contract with final expiration date in
	Demand		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 year and up to 5 years		Over 5 years		Total		Fair value Liabilities
	March	December	March	December	March	December	March	December	March	December	March	December	March	December	March	December	March	December
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Derivatives held for fair value hedges
Currency forward	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Interest rate swap	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Interest rate swap and cross currency swap	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Call currency options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Put currency options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Cash flow hedge derivatives
Currency forward	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Interest rate swap	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Interest rate swap and cross currency swap	—	—	—	—	—	—	167,294	63,587	261,656	123,214	254,617	129,166	1,280,139	1,151,878	1,963,706	1,467,845	301,515	223,016
Call currency options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Put currency options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	167,294	63,587	261,656	123,214	254,617	129,166	1,280,139	1,151,878	1,963,706	1,467,845	301,515	223,016
Total	—	—	—	—	—	—	167,294	63,587	261,656	123,214	254,617	129,166	1,280,139	1,151,878	1,963,706	1,467,845	301,515	223,016

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

12.	Derivative Financial Instruments for hedging purposes, continued:

(b)	Fair value Hedges:

As of March 31, 2023 and December 31, 2022, no fair value hedges are held.

(c)	Cash flow Hedges:

(c.1)	The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates and foreign exchange of foreign banks obligations and bonds issued abroad in US Dollars, Hong Kong dollars, Swiss Franc, Japanese Yens, Peruvian Sol, Australian Dollars, Euros and Norwegian kroner. The cash flows of the cross currency swaps equal the cash flows of the hedged items, which modify uncertain cash flows to known cash flows derived from a fixed interest rate.

Additionally, these cross currency swap contracts used to hedge the risk from variability of the Unidad de Fomento (“CLF”) in assets flows denominated in CLF until a nominal amount equal to the portion notional of the hedging instrument CLF, whose readjustment impact the item “Interest Revenue” of the Income Financial Statements.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

12.	Derivative Financial Instruments for hedging purposes, continued:

(c)	Cash flow Hedges, continued:

(c.2)	Below are the cash flows from bonds issued abroad objects of this hedge and the cash flows of the asset part of the derivative instrument:

	Demand		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	March	December	March	December	March	December	March	December	March	December	March	December	March	December	March	December
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Hedge element
Outflows:
Corporate Bond EUR	—	—	(780)	—	—	—	(673)	(1,533)	(43,440)	(45,839)	(1,560)	(1,646)	(49,607)	(52,347)	(96,060)	(101,365)
Corporate Bond HKD	—	—	(73,129)	—	—	—	(12,426)	(92,127)	(86,365)	(92,999)	(150,130)	(161,662)	(147,305)	(158,619)	(469,355)	(505,407)
Corporate Bond PEN	—	—	—	—	—	(3,172)	(6,008)	(3,172)	(9,843)	(12,689)	(11,184)	(12,689)	(154,434)	(163,094)	(181,469)	(194,816)
Corporate Bond CHF	—	—	—	(378)	—	—	(101,127)	(106,877)	(131,313)	(139,270)	(113,262)	(120,501)	—	—	(345,702)	(367,026)
Corporate Bond USD	—	—	(845)	—	(5,938)	—	(6,784)	(14,520)	(27,134)	(29,039)	(27,134)	(22,684)	(486,128)	(526,617)	(553,963)	(592,860)
Obligation USD	—	—	—	—	(168)	—	(55,780)	(59,876)	—	—	—	—	—	—	(55,948)	(59,876)
Corporate Bond JPY	—	—	—	—	(753)	(113)	(963)	(1,740)	(3,432)	(3,705)	(3,432)	(3,705)	(193,657)	(209,193)	(202,237)	(218,456)
Corporate Bond AUD	—	—	—	—	(96)	(1,138)	(5,067)	(4,487)	(9,894)	(11,254)	(9,814)	(11,252)	(222,191)	(242,281)	(247,062)	(270,412)
Corporate Bond NOK	—	—	—	—	—	—	(2,073)	(2,366)	(4,147)	(4,732)	(4,147)	(4,732)	(61,013)	(69,621)	(71,380)	(81,451)

Hedge instrument
Inflows:
Cross Currency Swap EUR	—	—	780	—	—	—	673	1,533	43,440	45,839	1,560	1,646	49,607	52,347	96,060	101,365
Cross Currency Swap HKD	—	—	73,129	—	—	—	12,426	92,127	86,365	92,999	150,130	161,662	147,305	158,619	469,355	505,407
Cross Currency Swap PEN	—	—	—	—	—	3,172	6,008	3,172	9,843	12,689	11,184	12,689	154,434	163,094	181,469	194,816
Cross Currency Swap CHF	—	—	—	378	—	—	101,127	106,877	131,313	139,270	113,262	120,501	—	—	345,702	367,026
Cross Currency Swap USD	—	—	845	—	5,938	—	6,784	14,520	27,134	29,039	27,134	22,684	486,128	526,617	553,963	592,860
Cross Currency Swap USD	—	—	—	—	168	—	55,780	59,876	—	—	—	—	—	—	55,948	59,876
Cross Currency Swap JPY	—	—	—	—	753	113	963	1,740	3,432	3,705	3,432	3,705	193,657	209,193	202,237	218,456
Cross Currency Swap AUD	—	—	—	—	96	1,138	5,067	4,487	9,894	11,254	9,814	11,252	222,191	242,281	247,062	270,412
Cross Currency Swap NOK	—	—	—	—	—	—	2,073	2,366	4,147	4,732	4,147	4,732	61,013	69,621	71,380	81,451

Net cash flows	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

12.	Derivative Financial Instruments for hedging purposes, continued:

(c)	Cash flow Hedges, continued:

(c.2)	Below are the cash flows from underlying assets and the cash flows of the liability part of the derivative instrument:

	Demand		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	March	December	March	December	March	December	March	December	March	December	March	December	March	December	March	December
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedge element
Inflows:
Cash flows in CLF	—	—	69,631	1,437	10,794	1,742	194,443	268,092	331,808	327,478	312,258	309,408	1,405,404	1,389,012	2,324,338	2,297,169

Hedge instrument
Outflows:
Cross Currency Swap HKD	—	—	(68,769)	(193)	—	—	(8,984)	(76,545)	(93,096)	(91,880)	(137,752)	(135,953)	(114,778)	(113,472)	(423,379)	(418,043)
Cross Currency Swap PEN	—	—	—	—	—	(745)	(1,567)	(789)	(3,103)	(3,058)	(3,115)	(3,070)	(116,792)	(116,033)	(124,577)	(123,695)
Cross Currency Swap JPY	—	—	—	—	(2,003)	(387)	(2,805)	(4,358)	(9,628)	(9,503)	(9,615)	(9,490)	(284,488)	(281,160)	(308,539)	(304,898)
Cross Currency Swap USD	—	—	(401)	—	(5,146)	—	(70,062)	(74,623)	(21,301)	(21,023)	(21,330)	(21,052)	(533,027)	(526,067)	(651,267)	(642,765)
Cross Currency Swap CHF	—	—	—	(1,244)	(2,398)	—	(107,800)	(107,515)	(145,053)	(143,166)	(133,382)	(132,878)	—	—	(388,633)	(384,803)
Cross Currency Swap EUR	—	—	(461)	—	(702)	—	(1,165)	(2,298)	(54,414)	(53,703)	(1,848)	(1,824)	(53,759)	(53,057)	(112,349)	(110,882)
Cross Currency Swap AUD	—	—	—	—	(166)	(610)	(1,675)	(1,211)	(3,684)	(3,636)	(3,689)	(3,634)	(223,818)	(221,509)	(233,032)	(230,600)
Cross Currency Swap NOK	—	—	—	—	(379)	—	(385)	(753)	(1,529)	(1,509)	(1,527)	(1,507)	(78,742)	(77,714)	(82,562)	(81,483)
Forward UF	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Net cash flows	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

12.	Derivative Financial Instruments for hedging purposes, continued:

(c)	Cash flow Hedges, continued:

With respect to UF assets hedged; these are revalued monthly according to the variation of the UF, which is equivalent to monthly reinvest the assets until maturity of the relationship hedging.

(c.3)	The unrealized results generated during the period 2023 by those derivative contracts that conform the hedging instruments in this cash flow hedging strategy, have been recorded with credit to equity amounting to Ch$56,304 million (charge to equity of Ch$64,626 million in March 2022). The net effect of taxes credit to equity amounts to Ch$41,101 million (charge to equity of Ch$47,177 million during the period March 2022).

The accumulated balance for this concept as of March 31, 2023 corresponds to a charge in equity amounted to Ch$47,478 million (charge to equity of Ch$103,782 million as of March 2022).

(c.4)	The effect of the cash flow hedging derivatives that offset the result of the hedged instruments corresponds to a charge to income of Ch$156,319 million during the period 2023 (charge to results for Ch$168,632 million during the period March 2022).

(c.5)	As of March 31, 2023 and 2022, it not exist inefficiency in cash flow hedge, because both, hedge item and hedge instruments, are mirrors of each other, it means that all variation of value attributable to rate and revaluation components are netted totally.

(c.6)	As of March 31, 2023 and 2022, the Bank does not have hedges of net investments in foreign business.

13.	Financial assets at amortized cost:

The item detail is as follows:

	March	December
	2023	2022
	MCh$	MCh$

Rights by resale agreements and securities lending	45,895	54,061
Debt financial instruments	904,643	902,355
Loans and advances to Banks	1,596,106	2,174,115
Loans to customers:
Commercial loans	20,336,510	20,285,710
Residential mortgage loans	11,584,487	11,416,154
Consumer loans	5,112,818	4,992,940
Provisions established for credit risk:
Commercial loans provisions	(409,123)	(414,200)
Mortgage loans provisions	(29,875)	(29,303)
Consumer loans provisions	(354,299)	(334,889)
Total	38,787,162	39,046,943

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(a)	Rights arising from resale agreements:

The Bank provides financing to its customers through resale agreements and securities lending, in which the financial instrument serves as collateral. As of March 31, 2023 and December 31, 2022, the detail is as follows:

	Demand		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	March	December	March	December	March	December	March	December	March	December	March	December	March	December	March	December
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Governments and Central Bank of Chile
Central Bank bonds	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Central Bank promissory notes	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued by the Chilean Government and Central Bank of Chile	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other Financial Instruments issued in Chile
Deposit promissory notes from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Deposits in domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from other Chilean companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued in Chile	—	—	29,137	35,549	15,864	14,324	894	4,188	—	—	—	—	—	—	45,895	54,061
Subtotal	—	—	29,137	35,549	15,864	14,324	894	4,188	—	—	—	—	—	—	45,895	54,061
Financial Instruments issued by foreign institutions
Instruments from foreign governments or Central Bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments from foreign	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total	—	—	29,137	35,549	15,864	14,324	894	4,188	—	—	—	—	—	—	45,895	54,061

Purchased Instruments:

The Bank and its subsidiaries have received financial instruments that they can sell or give as collateral in case the owner of these instruments enters into default or in bankruptcy. As of March 31, 2023, the fair value of the instruments received amounts to Ch$44,944 million (Ch$53,173 million in December 2022).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(b)	Debt financial instruments:

At the end of each period, the balances presented under this item are as follows:

	March	December
	2023	2022
	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank of Chile
Debt financial instruments from the Central Bank of Chile	—	—
Bonds and promissory notes from the General Treasury of the Republic	904,643	902,355
Other fiscal debt financial instruments	—	—

Other Finacial Instruments issued in Chile
Debt financial instruments from other domestic banks	—	—
Bonds and trade effects from domestic companies	—	—
Other debt financial instruments issued in the country	—	—

Financial Instruments issued Abroad
Debt financial instruments from foreign Central Banks	—	—
Debt financial instruments from foreign governments and fiscal entities	—	—
Debt financial instruments from other foreing banks	—	—
Bonds and trade effects from foreign companies	—	—
Other debt financial instruments issued abroad	—	—

Accumulated Impairment Value of Financial Assets at Amortized Cost Debt Financial Instruments
Financial assets with no significant increase in credit risk since initial recognition (phase 1)	—	—
Financial assets with a significant increase in credit risk since initial recognition, but without credit impairment (phase 2)	—	—
Financial assets with credit impairment (phase 3)	—	—
Total	904,643	902,355

Under Instruments of the Government and the Central Bank of Chile, instruments are classified pledged as collateral as part of the FCIC program are included for an approximate amount of Ch$651,775 million as of March 31, 2023 (Ch$560,434 million as of December 31, 2022).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(c)	Loans and advances to Banks: At the end of each period, the balances presented under this item are as follows:

	Assets before allowances				Allowances established
	Normal Portfolio	Substandard Portfolio	Non- Complying Portfolio		Normal Portfolio	Substandard Portfolio	Non- Complying Portfolio		Net
	Individual	Individual	Individual		Individual	Individual	Individual		Financial
As of March 31, 2023	Evaluation	Evaluation	Evaluation	Total	Evaluation	Evaluation	Evaluation	Total	Asset
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Domestic Banks
Interbank loans of liquidity	—	—	—	—	—	—	—	—	—
Interbank loans commercial	—	—	—	—	—	—	—	—	—
Current accounts overdrafts	—	—	—	—	—	—	—	—	—
Chilean exports foreign trade loans	—	—	—	—	—	—	—	—	—
Chilean imports foreign trade loans	—	—	—	—	—	—	—	—	—
Credits with third countries	—	—	—	—	—	—	—	—	—
Non-transferable deposits in domestic banks	—	—	—	—	—	—	—	—	—
Other debts with domestic banks	—	—	—	—	—	—	—	—	—
Foreign Banks
Interbank loans of liquidity	—	—	—	—	—	—	—	—	—
Interbank loans commercial	170,936	—	—	170,936	(374)	—	—	(374)	170,562
Current accounts overdrafts	—	—	—	—	—	—	—	—	—
Chilean exports foreign trade loans	125,416	—	—	125,416	(269)	—	—	(269)	125,147
Chilean imports foreign trade loans	—	—	—	—	—	—	—	—	—
Credits with third countries	—	—	—	—	—	—	—	—	—
Current account deposits with foreign banks for derivatives transactions	—	—	—	—	—	—	—	—	—
Other non-transferable deposits with foreign banks	—	—	—	—	—	—	—	—	—
Other debts with foreign banks	—	—	—	—	—	—	—	—	—
Subtotal Domestic Bank and Foreign	296,352	—	—	296,352	(643)	—	—	(643)	295,709
Central Bank of Chile
Current account deposits for derivative transactions with a counterparty	—	—	—	—	—	—	—	—	—
Other deposits not available	1,300,397	—	—	1,300,397	—	—	—	—	1,300,397
Other receivables	—	—	—	—	—	—	—	—	—
Foreign Central Banks
Current account deposits for derivatives transactions	—	—	—	—	—	—	—	—	—
Other deposits not available	—	—	—	—	—	—	—	—	—
Other receivables	—	—	—	—	—	—	—	—	—
Subtotal Central Bank of Chile and Foreign Central Banks	1,300,397	—	—	1,300,397	—	—	—	—	1,300,397
Total	1,596,749	—	—	1,596,749	(643)	—	—	(643)	1,596,106

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(c)	Loans and advances to Banks, continued:

	Assets before allowances				Allowances established
	Normal Portfolio	Substandard Portfolio	Non- Complying Portfolio		Normal Portfolio	Substandard Portfolio	Non- Complying Portfolio		Net
	Individual	Individual	Individual		Individual	Individual	Individual		Financial
As of December 31, 2022	Evaluation	Evaluation	Evaluation	Total	Evaluation	Evaluation	Evaluation	Total	Asset
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Domestic Banks
Interbank loans of liquidity	—	—	—	—	—	—	—	—	—
Interbank loans commercial	—	—	—	—	—	—	—	—	—
Current accounts overdrafts	—	—	—	—	—	—	—	—	—
Chilean exports foreign trade loans	—	—	—	—	—	—	—	—	—
Chilean imports foreign trade loans	—	—	—	—	—	—	—	—	—
Credits with third countries	—	—	—	—	—	—	—	—	—
Non-transferable deposits in domestic banks	—	—	—	—	—	—	—	—	—
Other debts with foreign banks	—	—	—	—	—	—	—	—	—
Foreign Banks
Interbank loans of liquidity	—	—	—	—	—	—	—	—	—
Interbank loans commercial	186,660	—	—	186,660	(408)	—	—	(408)	186,252
Current accounts overdrafts	—	—	—	—	—	—	—	—	—
Chilean exports foreign trade loans	186,553	—	—	186,553	(269)	—	—	(269)	186,284
Chilean imports foreign trade loans	—	—	—	—	—	—	—	—	—
Credits with third countries	479	—	—	479	—	—	—	—	479
Current account deposits with foreign banks for derivatives transactions	—	—	—	—	—	—	—	—	—
Other non-transferable deposits with foreign banks	—	—	—	—	—	—	—	—	—
Other debts with foreign banks	—	—	—	—	—	—	—	—	—
Subtotal Domestic Bank and Foreign	373,692	—	—	373,692	(677)	—	—	(677)	373,015
Central Bank of Chile
Current account deposits for derivative transactions with a counterparty	—	—	—	—	—	—	—	—	—
Other deposits not available	1,801,100	—	—	1,801,100	—	—	—	—	1,801,100
Other receivables	—	—	—	—	—	—	—	—	—
Foreign Central Banks
Current account deposits for derivatives transactions	—	—	—	—	—	—	—	—	—
Other deposits not available	—	—	—	—	—	—	—	—	—
Other receivables	—	—	—	—	—	—	—	—	—
Subtotal Central Bank of Chile and Foreign Central Banks	1,801,100	—	—	1,801,100	—	—	—	—	1,801,100
Total	2,174,792	—	—	2,174,792	(677)	—	—	(677)	2,174,115

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(d)	Loans to Customers: At the end of each period, the balances presented under this item are as follows:

	Assets before allowances						Allowances established
Loans to Customers As of	Normal Portfolio Evaluation		Substandard Portfolio Evaluation	Non-Complying Portfoio Evaluation			Normal Portfolio Evaluation		Substandard Portfolio Evaluation	Non-Complying Portfolio Evaluation		Sub	Deductible Warranties Fogape		Net Financial
March 31, 2023	Individual	Group	Individual	Individual	Group	Total	Individual	Group	Individual	Individual	Group	Total	Covid-19	Total	Asset
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	11,191,703	3,928,850	213,707	167,207	286,797	15,788,264	(96,567)	(30,499)	(17,034)	(58,467)	(86,028)	(288,595)	(25,552)	(314,147)	15,474,117
Chilean exports foreign trade loans	1,129,773	4,146	5,308	5,470	351	1,145,048	(21,380)	(108)	(288)	(2,523)	(152)	(24,451)	—	(24,451)	1,120,597
Accrediting foreign trade loans negotiated in terms of Chilean imports	2,554	—	—	—	—	2,554	(114)	—	—	—	—	(114)	—	(114)	2,440
Chilean imports foreign trade loans	609,335	35,064	9,163	3,687	1,673	658,922	(17,391)	(1,086)	(965)	(2,247)	(819)	(22,508)	—	(22,508)	636,414
Current account debtors	91,569	89,376	5,703	2,837	1,287	190,772	(2,420)	(2,150)	(828)	(808)	(625)	(6,831)	—	(6,831)	183,941
Credit card debtors	20,923	66,137	1,054	689	6,057	94,860	(843)	(1,947)	(163)	(405)	(3,290)	(6,648)	—	(6,648)	88,212
Factoring transactions	558,475	31,922	5,552	448	223	596,620	(9,220)	(669)	(352)	(356)	(80)	(10,677)	—	(10,677)	585,943
Commercial lease transactions (1)	1,413,715	287,164	31,228	32,813	11,147	1,776,067	(2,653)	(3,672)	(112)	(5,125)	(1,388)	(12,950)	(719)	(13,669)	1,762,398
Student loans	—	55,787	—	—	3,249	59,036	—	(2,519)	—	—	(2,262)	(4,781)	—	(4,781)	54,255
Other loans and accounts receivable	6,727	10,547	303	5,632	1,158	24,367	(210)	(29)	(56)	(4,578)	(424)	(5,297)	—	(5,297)	19,070
Subtotal	15,024,774	4,508,993	272,018	218,783	311,942	20,336,510	(150,798)	(42,679)	(19,798)	(74,509)	(95,068)	(382,852)	(26,271)	(409,123)	19,927,387
Residential mortgage loans
Letters of credit	—	3,340	—	—	157	3,497	—	(3)	—	—	(8)	(11)	—	(11)	3,486
Endorsable mortgage loans	—	13,395	—	—	342	13,737	—	(13)	—	—	(28)	(41)	—	(41)	13,696
Loans with mutual funds financed by mortgage bonds	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other residential lending	—	11,196,340	—	—	204,222	11,400,562	—	(14,208)	—	—	(13,906)	(28,114)	—	(28,114)	11,372,448
Residential lease transactions (1)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other loans and accounts receivable	—	160,058	—	—	6,633	166,691	—	(626)	—	—	(1,083)	(1,709)	—	(1,709)	164,982
Subtotal	—	11,373,133	—	—	211,354	11,584,487	—	(14,850)	—	—	(15,025)	(29,875)	—	(29,875)	11,554,612
Consumer loans
Consumer loans in installments	—	2,940,847	—	—	196,140	3,136,987	—	(155,071)	—	—	(115,837)	(270,908)	—	(270,908)	2,866,079
Current account debtors	—	258,333	—	—	2,829	261,162	—	(10,954)	—	—	(1,421)	(12,375)	—	(12,375)	248,787
Credit card debtors	—	1,679,500	—	—	33,789	1,713,289	—	(49,384)	—	—	(20,754)	(70,138)	—	(70,138)	1,643,151
Consumer lease transactions (1)	—	466	—	—	—	466	—	(4)	—	—	—	(4)	—	(4)	462
Other loans and accounts receivable	—	7	—	—	907	914	—	(2)	—	—	(872)	(874)	—	(874)	40
Subtotal	—	4,879,153	—	—	233,665	5,112,818	—	(215,415)	—	—	(138,884)	(354,299)	—	(354,299)	4,758,519
Total	15,024,774	20,761,279	272,018	218,783	756,961	37,033,815	(150,798)	(272,944)	(19,798)	(74,509)	(248,977)	(767,026)	(26,271)	(793,297)	36,240,518

(1)	In this item, the Bank finances its clients the acquisition of movable and immovable property through financial lease agreements. As of March 31, 2023 Ch$912,021 million correspond to finance leases on immovable property and Ch$864,512 million correspond to finance leases on movable property.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(d)	Loans to Customers, continued:

	Assets before allowances						Allowances established
	Normal Portfolio		Substandard	Non-Complying					Substandard	Non-Complying			Deductible
Loans to Customers As of	Evaluation		Portfolio Evaluation	Portfolio Evaluation			Normal Portfolio Evaluation		Portfolio Evaluation	Portfolio Evaluation		Sub	Warranties Fogape		Net Financial
December 31, 2022	Individual	Group	Individual	Individual	Group	Total	Individual	Group	Individual	Individual	Group	Total	Covid-19	Total	Asset
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	11,267,836	3,946,954	227,161	162,190	267,428	15,871,569	(97,717)	(29,691)	(18,459)	(59,989)	(82,000)	(287,856)	(31,986)	(319,842)	15,551,727
Chilean exports foreign trade loans	941,478	3,857	4,565	5,980	533	956,413	(19,033)	(114)	(256)	(2,779)	(255)	(22,437)	—	(22,437)	933,976
Accrediting foreign trade loans negotiated in terms of Chilean imports	2,715	—	—	—	—	2,715	(121)	—	—	—	—	(121)	—	(121)	2,594
Chilean imports foreign trade loans	638,964	43,915	9,726	3,967	1,843	698,415	(19,478)	(1,193)	(709)	(2,564)	(868)	(24,812)	—	(24,812)	673,603
Current account debtors	78,854	87,728	5,260	2,673	1,144	175,659	(2,093)	(2,083)	(679)	(669)	(544)	(6,068)	—	(6,068)	169,591
Credit card debtors	18,235	61,911	875	649	5,153	86,823	(726)	(1,852)	(136)	(373)	(2,795)	(5,882)	—	(5,882)	80,941
Factoring transactions	589,682	34,074	4,255	454	53	628,518	(10,523)	(828)	(333)	(351)	(19)	(12,054)	—	(12,054)	616,464
Commercial lease transactions (1)	1,415,018	290,772	35,050	31,392	9,162	1,781,394	(2,560)	(3,784)	(146)	(4,259)	(1,228)	(11,977)	(757)	(12,734)	1,768,660
Student loans	—	56,542	—	—	3,052	59,594	—	(2,451)	—	—	(2,105)	(4,556)	—	(4,556)	55,038
Other loans and accounts receivable	6,551	9,088	324	7,357	1,290	24,610	(216)	(25)	(79)	(4,951)	(423)	(5,694)	—	(5,694)	18,916
Subtotal	14,959,333	4,534,841	287,216	214,662	289,658	20,285,710	(152,467)	(42,021)	(20,797)	(75,935)	(90,237)	(381,457)	(32,743)	(414,200)	19,871,510
Residential mortgage loans
Letters of credit	—	3,717	—	—	175	3,892	—	(4)	—	—	(9)	(13)	—	(13)	3,879
Endorsable mortgage loans	—	14,251	—	—	349	14,600	—	(16)	—	—	(28)	(44)	—	(44)	14,556
Loans with mutual funds financed by mortgage bonds	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other residential lending	—	11,044,318	—	—	189,029	11,233,347	—	(14,495)	—	—	(13,112)	(27,607)	—	(27,607)	11,205,740
Residential lease transactions (1)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other loans and accounts receivable	—	158,133	—	—	6,182	164,315	—	(639)	—	—	(1,000)	(1,639)	—	(1,639)	162,676
Subtotal	—	11,220,419	—	—	195,735	11,416,154	—	(15,154)	—	—	(14,149)	(29,303)	—	(29,303)	11,386,851
Consumer loans
Consumer loans in installments	—	2,925,947	—	—	188,507	3,114,454	—	(147,154)	—	—	(114,176)	(261,330)	—	(261,330)	2,853,124
Current account debtors	—	250,308	—	—	3,101	253,409	—	(9,661)	—	—	(1,522)	(11,183)	—	(11,183)	242,226
Credit card debtors	—	1,593,759	—	—	29,776	1,623,535	—	(43,204)	—	—	(18,184)	(61,388)	—	(61,388)	1,562,147
Consumer lease transactions (1)	—	503	—	—	—	503	—	(6)	—	—	—	(6)	—	(6)	497
Other loans and accounts receivable	—	47	—	—	992	1,039	—	(18)	—	—	(964)	(982)	—	(982)	57
Subtotal	—	4,770,564	—	—	222,376	4,992,940	—	(200,043)	—	—	(134,846)	(334,889)	—	(334,889)	4,658,051
Total	14,959,333	20,525,824	287,216	214,662	707,769	36,694,804	(152,467)	(257,218)	(20,797)	(75,935)	(239,232)	(745,649)	(32,743)	(778,392)	35,916,412

(1)	In this item, the Bank finances its clients the acquisition of movable and immovable property through financial lease agreements. As of December 31, 2022 Ch$910,141 million correspond to finance leases on immovable property and Ch$871,756 million correspond to finance leases on movable property.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(e)	Contingent loan: At the close of each reporting period, the contingent credit risk exposure is as follows;

	Outstanding exposure before provisions						Provisions established						Net exposure
	Normal Portfolio		Substandard Portfolio	Non-Complying Portfolio			Normal Portfolio		Substandard Portfolio	Non-Complying Portfolio			for credit risk of
	Evaluation		Evaluation	Evaluation			Evaluation		Evaluation	Evaluation			contingent
As of March 31, 2023	Individual	Group	Individual	Individual	Group	Total	Individual	Group	Individual	Individual	Group	Total	loans
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Warranty by endorsement and sureties	285,288	540	6,879	—	—	292,707	(2,681)	(8)	(2,767)	—	—	(5,456)	287,251
Letters of credit for goods circulation operations	439,176	667	—	—	—	439,843	(729)	(3)	—	—	—	(732)	439,111
Commitments to purchase local currency debt abroad	—	—	—	—	—	—	—	—	—	—	—	—	—
Contingent event transactions	2,337,008	51,170	84,849	16,118	74	2,489,219	(25,833)	(525)	(7,803)	(3,801)	(22)	(37,984)	2,451,235
Undrawn credit lines with immediate termination	1,236,798	8,025,732	4,687	864	10,794	9,278,875	(2,010)	(4,243)	(55)	(454)	(5,463)	(12,225)	9,266,650
Undrawn credit lines	—	—	—	—	—	—	—	—	—	—	—	—	—
Credits for Higher Education Law No. 20,027 (CAE)	—	—	—	—	—	—	—	—	—	—	—	—	—
Other irrevocable loan commitments	66,834	—	—	—	—	66,834	(85)	—	—	—	—	(85)	66,749
Other contingent loans	—	—	—	—	—	—	—	—	—	—	—	—	—
Total	4,365,104	8,078,109	96,415	16,982	10,868	12,567,478	(31,338)	(4,779)	(10,625)	(4,255)	(5,485)	(56,482)	12,510,996

	Outstanding exposure before provisions						Provisions established						Net exposure
	Normal Portfolio		Substandard Portfolio	Non-Complying Portfolio			Normal Portfolio		Substandard Portfolio	Non-Complying Portfolio			for credit risk of
	Evaluation		Evaluation	Evaluation			Evaluation		Evaluation	Evaluation			contingent
As of December 31, 2022	Individual	Group	Individual	Individual	Group	Total	Individual	Group	Individual	Individual	Group	Total	loans
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Warranty by endorsement and sureties	340,789	575	7,362	48	—	348,774	(2,939)	(8)	(2,970)	(19)	—	(5,936)	342,838
Letters of credit for goods circulation operations	423,810	385	—	—	—	424,195	(875)	(2)	—	—	—	(877)	423,318
Commitments to purchase local currency debt abroad	—	—	—	—	—	—	—	—	—	—	—	—	—
Contingent event transactions	2,541,711	52,124	86,748	16,872	153	2,697,608	(25,758)	(533)	(7,888)	(3,528)	(73)	(37,780)	2,659,828
Undrawn credit lines with immediate termination	1,251,041	8,078,996	4,948	789	12,089	9,347,863	(2,061)	(4,115)	(67)	(471)	(5,986)	(12,700)	9,335,163
Undrawn credit lines	—	—	—	—	—	—	—	—	—	—	—	—	—
Credits for Higher Education Law No. 20,027 (CAE)	—	—	—	—	—	—	—	—	—	—	—	—	—
Other irrevocable loan commitments	—	—	—	—	—	—	—	—	—	—	—	—	—
Other contingent loans	72,355	—	—	—	—	72,355	(84)	—	—	—	—	(84)	72,271
Total	4,629,706	8,132,080	99,058	17,709	12,242	12,890,795	(31,717)	(4,658)	(10,925)	(4,018)	(6,059)	(57,377)	12,833,418

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(f)	Provisions:

Summary of changes in due from banks provisions constituted by credit risk portfolio in the period:

Changes in provisions constituted by portfolio in the period
Individual Evaluation
	Normal Portfolio	Substandard Portfolio	Non-Complying Portfolio	Total
	MCh $	MCh $	MCh $	MCh$
Loans and advances to Banks
Balance as of January 1, 2023	677	—	—	677
Allowances established/ released:		—	—
Change in measurement without portfolio reclassification during the period:	3	—	—	3
Change in measurement without portfolio reclassification from the beginning to the end of the period (portfolio from (-) until (+)):
Transfer from Normal individual to Substandard	—	—	—	—
Transfer from Normal individual to Non-Complying individual	—	—	—	—
Transfer from Substandard to Non-Complying individual	—	—	—	—
Transfer from Substandard to Normal individual	—	—	—	—
Transfer from Non-Complying individual to Substandard	—	—	—	—
Transfer from Non-Complying individual to Normal individual	—	—	—	—
New assets originated	385	—	—	385
New credits for conversion of contingent to loan	—	—	—	—
New assets purchased	—	—	—	—
Sales or transfers of credits	—	—	—	—
Payment of credit	(384)	—	—	(384)
Provisions for write-offs	—	—	—	—
Recovery of written-off loans	—	—	—	—
Foreign exchange adjustments	(38)	—	—	(38)
Other changes in allowances	—	—	—	—
Balance as of March 31, 2023	643	—	—	643

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(f)	Provisions, continued:

Changes in provisions constituted by portfolio in the year
Individual Evaluation
	Normal Portfolio	Substandard Portfolio	Non-Complying Portfolio	Total
	MCh$	MCh$	MCh$	MCh$
Loans and advances to Banks
Balance as of January 1, 2022	519	—	—	519
Allowances established/ released:
Change in measurement without portfolio reclassification during the period:	(51)	—	—	(51)
Change in measurement without portfolio reclassification from the beginning to the end of the period (portfolio from (-) until (+)):
Transfer from Normal individual to Substandard	—	—	—	—
Transfer from Normal individual to Non-Complying individual	—	—	—	—
Transfer from Substandard to Non-Complying individual	—	—	—	—
Transfer from Substandard to Normal individual	—	—	—	—
Transfer from Non-Complying individual to Substandard	—	—	—	—
Transfer from Non-Complying individual to Normal individual	—	—	—	—
New assets originated	1,793	—	—	1,793
New credits for conversion of contingent to loan	—	—	—	—
New assets purchased	—	—	—	—
Sales or transfers of credits	—	—	—	—
Payment of credit	(1,550)	—	—	(1,550)
Provisions for write-offs	—	—	—	—
Recovery of written-off loans	—	—	—	—
Foreign exchange adjustments	(34)	—	—	(34)
Other changes in allowances	—	—	—	—
Balance as of December 31, 2022	677	—	—	677

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(f)	Provisions, continued:

Summary of changes in commercial loan provisions constituted by credit risk portfolio in the period;

	Changes in provisions constituted by portfolio in the period
	Normal Portfolio Evaluation		Substandard	Substandard Portfolio Evaluation		Sub total		Deductible Warranties
	Group	Individual	Portfolio	Group	Individual	Group	Individual	FOGAPE Covid-19	Total
	MCh$	MCh $	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Balance as of January 1, 2023	42,021	152,467	20,797	90,237	75,935	132,258	249,199	32,743	414,200
Provisions established/ released:
Change in measurement without portfolio reclassification during the period:	1,655	(1,333)	332	64	132	1,719	(869)	—	850
Change in measurement without portfolio reclassification from the beginning to the end of the period (portfolio from (-) until (+)):
Transfer from Normal individual to Substandard	—	(614)	997	—	—	—	383	—	383
Transfer from Normal individual to Non-Complying individual	—	(36)	—	—	487	—	451	—	451
Transfer from Substandard to Non-Complying individual	—	—	(1,208)	—	4,105	—	2,897	—	2,897
Transfer from Substandard to Normal individual	—	40	(75)	—	—	—	(35)	—	(35)
Transfer from Non-Complying individual to Substandard	—	—	—	—	—	—	—	—	—
Transfer from Non-Complying individual to Normal individual	—	—	—	—	(14)	—	(14)	—	(14)
Transfer from Normal group to Non-Complying group	(4,042)	—	—	10,122	—	6,080	—	—	6,080
Transfer from Non-Complying group to Normal group	147	—	—	(1,823)	—	(1,676)	—	—	(1,676)
Transfer from Individual (normal, substandard, non-complying) to Group (normal, non-complying)	—	—	—	—	—	—	—	—	—
Transfer from Group (normal, non-complying) to Individual (normal, substandard, non-complying)	(133)	313	—	—	—	(133)	313	—	180
New assets originated	5,944	51,002	2,112	4,100	3,325	10,044	56,439	—	66,483
New credits for conversion of contingent to loan	2,082	3,240	299	177	229	2,259	3,768	—	6,027
New assets purchased	—	—	—	—	—	—	—	—	—
Sales or transfers of credits	—	—	—	—	—	—	—	—	—
Payment of credit	(4,891)	(50,487)	(3,380)	(1,343)	(2,935)	(6,234)	(56,802)	(6,472)	(69,508)
Provisions for write-offs	—	—	—	(6,350)	(5,546)	(6,350)	(5,546)	—	(11,896)
Recovery of written-off loans	4	—	—	—	—	4	—	—	4
Changes to models and assumptions	—	—	—	—	—	—	—	—	—
Foreign exchange adjustments	(108)	(3,794)	(76)	(116)	(1,209)	(224)	(5,079)	—	(5,303)
Other changes in allowances	—	—	—	—	—	—	—	—	—
Balance as of March 31, 2023	42,679	150,798	19,798	95,068	74,509	137,747	245,105	26,271	409,123

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(f)	Provisions, continued:

	Changes in provisions constituted by portfolio in the year
	Normal Portfolio Evaluation		Substandard	Substandard Portfolio Evaluation		Sub total		Deductible Warranties
	Group	Individual	Portfolio	Group	Individual	Group	Individual	FOGAPE Covid-19	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Balance as of January 1, 2022	52,512	148,704	6,121	87,340	73,677	139,852	228,502	48,534	416,888
Provisions established/ released:
Change in measurement without portfolio reclassification during the period:	(2,777)	(25,395)	(4,103)	15,801	23,725	13,024	(5,773)	—	7,251
Change in measurement without portfolio reclassification from the beginning to the end of the period (portfolio from (-) until (+)):
Transfer from Normal individual to Substandard	—	(4,203)	21,075	—	—	—	16,872	—	16,872
Transfer from Normal individual to Non-Complying individual	—	(1,015)	—	—	9,568	—	8,553	—	8,553
Transfer from Substandard to Non-Complying individual	—	—	(2,833)	—	14,814	—	11,981	—	11,981
Transfer from Substandard to Normal individual	—	944	(894)	—	—	—	50	—	50
Transfer from Non-Complying individual to Substandard	—	—	35	—	(246)	—	(211)	—	(211)
Transfer from Non-Complying individual to Normal individual	—	1	—	—	—	—	1	—	1
Transfer from Normal group to Non-Complying group	(15,304)	—	—	35,153	—	19,849	—	—	19,849
Transfer from Non-Complying group to Normal group	1,539	—	—	(10,220)	—	(8,681)	—	—	(8,681)
Transfer from Individual (normal, substandard, non-complying) to Group (normal, non-complying)	—	—	—	—	—	—	—	—	—
Transfer from Group (normal, non-complying) to Individual (normal, substandard, non-complying)	(2,275)	2,829	415	(226)	168	(2,501)	3,412	—	911
New assets originated	26,590	201,650	8,222	13,377	22,174	39,967	232,046	—	272,013
New credits for conversion of contingent to loan	359	502	133	32	31	391	666	—	1,057
New assets purchased	—	—	—	—	—	—	—	—	—
Sales or transfers of credits	—	—	—	—	(1,630)	—	(1,630)	—	(1,630)
Payment of credit	(18,835)	(171,428)	(7,238)	(24,910)	(48,902)	(43,745)	(227,568)	—	(271,313)
Provisions for write-offs	(5)	—	—	(26,006)	(18,010)	(26,011)	(18,010)	—	(44,021)
Recovery of written-off loans	224	—	—	—	—	224	—	—	224
Changes to models and assumptions	—	—	—	—	—	—	—	—	—
Foreign exchange adjustments	(7)	(122)	(136)	(104)	566	(111)	308	—	197
Other changes in allowances	—	—	—	—	—	—	—	(15,791)	(15,791)
Balance as of December 31, 2022	42,021	152,467	20,797	90,237	75,935	132,258	249,199	32,743	414,200

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(f)	Provisions, continued:

Summary of changes in residential mortgage loan provisions constituted by credit risk portfolio in the period;

	Changes in provisions constituted by portfolio in the period
	Group Evaluation
	Normal Portfolio	Non-Complying Portfolio	Total
	MCh$	MCh$	MCh$
Residential mortgage loans
Balance as of January 1, 2023	15,154	14,149	29,303
Allowances established/ released:
Change in measurement without portfolio reclassification during the period:	527	339	866
Change in measurement without portfolio reclassification from the beginning to the end of the period (portfolio from (-) until (+)):
Transfer from Normal group to Non-Complying group	(978)	2,036	1,058
Transfer from Non-Complying group to Normal group	65	(411)	(346)
New assets originated	445	—	445
New assets purchased	—	—	—
Sales or transfers of credits	—	—	—
Payment of credit	(363)	(746)	(1,109)
Provisions for write-offs	—	(342)	(342)
Recovery of written-off loans	—	—	—
Changes to models and assumptions	—	—	—
Foreign exchange adjustments	—	—	—
Other changes in allowances	—	—	—
Balance as of March 31, 2023	14,850	15,025	29,875

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(f)	Provisions, continued:

	Changes in provisions constituted by portfolio in the year
	Group Evaluation
	Normal Portfolio	Non-Complying Portfolio	Total
	MCh$	MCh$	MCh$
Residential mortgage loans
Balance as of January 1, 2022	9,512	21,219	30,731
Allowances established/ released:
Change in measurement without portfolio reclassification during the period:	6,228	1,559	7,787
Change in measurement without portfolio reclassification from the beginning to the end of the period (portfolio from (-) until (+)):
Transfer from Normal group to Non-Complying group	(2,537)	6,435	3,898
Transfer from Non-Complying group to Normal group	1,773	(10,431)	(8,658)
New assets originated	1,334	280	1,614
New assets purchased	—	—	—
Sales or transfers of credits	—	—	—
Payment of credit	(1,156)	(3,241)	(4,397)
Provisions for write-offs	—	(1,672)	(1,672)
Recovery of written-off loans	—	—	—
Changes to models and assumptions	—	—	—
Foreign exchange adjustments	—	—	—
Other changes in allowances	—	—	—
Balance as of December 31, 2022	15,154	14,149	29,303

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(f)	Provisions, continued:

Summary of changes in consumer loan provisions constituted by credit risk portfolio in the period;

	Changes in provisions constituted by portfolio in the period
	Group Evaluation
	Normal Portfolio	Non-Complying Portfolio	Total
	MCh$	MCh$	MCh$
Consumer loans
Balance as of January 1, 2023	200,043	134,846	334,889
Allowances established/ released:
Change in measurement without portfolio reclassification during the period:	1,601	128	1,729
Change in measurement without portfolio reclassification from the beginning to the end of the period (portfolio from (-) until (+)):
Transfer from Normal group to Non-Complying group	(33,358)	42,645	9,287
Transfer from Non-Complying group to Normal group	1,832	(5,831)	(3,999)
New assets originated	33,009	17,001	50,010
New credits for conversion of contingent to loan	21,832	1,212	23,044
New assets purchased	—	—	—
Sales or transfers of credits	—	—	—
Payment of credit	(9,910)	(5,208)	(15,118)
Provisions for write-offs	—	(45,865)	(45,865)
Recovery of written-off loans	382	—	382
Changes to models and assumptions	—	—	—
Foreign exchange adjustments	(16)	(44)	(60)
Other changes in allowances	—	—	—
Balance as of March 31, 2023	215,415	138,884	354,299

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(f)	Provisions, continued:

	Changes in provisions constituted by portfolio in the year
	Group Evaluation
	Normal Portfolio	Non-Complying Portfolio	Total
	MCh$	MCh$	MCh$
Consumer loans
Balance as of January 1, 2022	142,634	127,996	270,630
Allowances established/ released:
Change in measurement without portfolio reclassification during the period:	83,308	109,783	193,091
Change in measurement without portfolio reclassification from the beginning to the end of the period (portfolio from (-) until (+)):
Transfer from Normal group to Non-Complying group	(84,107)	116,954	32,847
Transfer from Non-Complying group to Normal group	7,923	(36,693)	(28,770)
New assets originated	99,205	45,329	144,534
New credits for conversion of contingent to loan	3,699	528	4,227
New assets purchased	—	—	—
Sales or transfers of credits	—	—	—
Payment of credit	(58,447)	(121,642)	(180,089)
Provisions for write-offs	(7)	(107,605)	(107,612)
Recovery of written-off loans	6,048	—	6,048
Changes to models and assumptions	—	—	—
Foreign exchange adjustments	(213)	196	(17)
Other changes in allowances	—	—	—
Balance as of December 31, 2022	200,043	134,846	334,889

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(f)	Provisions, continued:

Summary of changes in contingent credit risk provisions constituted by credit risk portfolio in the period;

	Changes in provisions constituted by portfolio in the period
	Normal Portfolio Evaluation		Substandard	Non-Complying Portfolio Evaluation		Subtotal
	Group	Individual	Portfolio	Group	Individual	Group	Individual	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Contingent loan exposure
Balance as of January 1, 2023	4,658	31,717	10,925	6,059	4,018	10,717	46,660	57,377
Provisions established/ released:
Change in measurement without portfolio reclassification during the period:	11	(282)	(41)	(138)	(18)	(127)	(341)	(468)
Change in measurement without portfolio reclassification from the beginning to the end of the period (portfolio from (-) until (+)):
Transfer from Normal individual to Substandard	—	(59)	102	—	—	—	43	43
Transfer from Normal individual to Non-Complying individual	—	(3)	—	—	33	—	30	30
Transfer from Substandard to Non-Complying individual	—	—	(83)	—	297	—	214	214
Transfer from Substandard to Normal individual	—	7	(25)	—	—	—	(18)	(18)
Transfer from Non-Complying individual to Substandard	—	—	1	—	(63)	—	(62)	(62)
Transfer from Non-Complying individual to Normal individual	—	—	—	—	—	—	—	—
Transfer from Normal group to Non-Complying group	(25)	—	—	456	—	431	—	431
Transfer from Non-Complying group to Normal group	11	—	—	(624)	—	(613)	—	(613)
Transfer from Individual (normal, substandard, non-complying) to Group (normal, non-complying )	—	—	—	—	—	—	—	—
Transfer from Group (normal, non-complying) to Individual (normal, substandard, non-complying)	(5)	7	—	—	—	(5)	7	2
New contingent loan granted	512	7,305	6,204	249	514	761	14,023	14,784
Contingent credits for conversion	(16)	(23)	(46)	(34)	(14)	(50)	(83)	(133)
Changes to models and assumptions	—	—	—	—	—	—	—	—
Foreign exchange adjustments	(1)	(408)	(212)	(273)	(2)	(274)	(622)	(896)
Other changes in provisions	(366)	(6,923)	(6,200)	(210)	(510)	(576)	(13,633)	(14,209)
Balance as of March 31, 2023	4,779	31,338	10,625	5,485	4,255	10,264	46,218	56,482

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(f)	Provisions, continued:

	Changes in provisions constituted by portfolio in the year
	Normal Portfolio Evaluation		Substandard	Non-Complying Portfolio Evaluation		Subtotal
	Group	Individual	Portfolio	Group	Individual	Group	Individual	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Contingent loan exposure
Balance as of January 1, 2022	4,371	34,785	4,297	9,253	1,280	13,624	40,362	53,986
Provisions established/ released:
Change in measurement without portfolio reclassification during the period:	6,226	1,555	(784)	(2)	(11)	6,224	760	6,984
Change in measurement without portfolio reclassification from the beginning to the end of the period (portfolio from (-) until (+)):
Transfer from Normal individual to Substandard	—	(2,226)	7,201	—	—	—	4,975	4,975
Transfer from Normal individual to Non-Complying individual	—	(97)	—	—	1,419	—	1,322	1,322
Transfer from Substandard to Non-Complying individual	—	—	(497)	—	5,920	—	5,423	5,423
Transfer from Substandard to Normal individual	—	45	(59)	—	—	—	(14)	(14)
Transfer from Non-Complying individual to Substandard	—	—	1	—	(17)	—	(16)	(16)
Transfer from Non-Complying individual to Normal individual	—	1	—	—	(37)	—	(36)	(36)
Transfer from Normal group to Non-Complying group	(136)	—	—	1,790	—	1,654	—	1,654
Transfer from Non-Complying group to Normal group	79	—	—	(5,697)	—	(5,618)	—	(5,618)
Transfer from Individual (normal, substandard, non-complying) to Group (normal, non-complying )	—	—	—	—	—	—	—	—
Transfer from Group (normal, non-complying) to Individual (normal, substandard, non-complying)	(91)	130	81	(6)	2	(97)	213	116
New contingent loan granted	2,275	33,913	8,770	1,460	158	3,735	42,841	46,576
Contingent credits for conversion	(1,172)	(386)	(57)	(12)	(11)	(1,184)	(454)	(1,638)
Changes to models and assumptions	—	—	—	—	—	—	—	—
Foreign exchange adjustments	4	(274)	(11)	33	(2)	37	(287)	(250)
Other changes in provisions	(6,898)	(35,729)	(8,017)	(760)	(4,683)	(7,658)	(48,429)	(56,087)
Balance as of December 31, 2022	4,658	31,717	10,925	6,059	4,018	10,717	46,660	57,377

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(f)	Provisions, continued:

In addition to these provisions for credit risk, country risk provisions are maintained to cover foreign operations and additional provisions agreed by the Board of Directors, which are presented in liabilities under the item Special provisions for credit risk (See Note No. 26).

Other disclosures:

As of March 31, 2023, under the Commercial Loans item, operations are maintained that guarantee obligations maintained with the Central Bank of Chile as part of the Loan Increase Conditional Credit Facility (FCIC by its Spanish initials) program for an approximate amount of Ch$3,179,403 million (Ch$3,297,016 million in December 2022).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

g)	Industry sector:

At the closing of each reporting period, the composition of economic activity for loans, contingent loans exposure and provisions constituted are as follows:

	Credit and Contingent loans Exposure						Allowances Established
	Domestic loans		Foreign loans		Total	Total	Domestic loans		Foreign loans		Total	Total
	March	December	March	December	March	December	March	December	March	December	March	December
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and advances to Banks	1,300,397	1,801,100	296,352	373,692	1,596,749	2,174,792	—	—	(643)	(677)	(643)	(677)

Commercial loans
Agriculture and livestock	788,602	797,020	—	—	788,602	797,020	(14,660)	(15,876)	—	—	(14,660)	(15,876)
Fruit	627,787	663,000	—	—	627,787	663,000	(10,563)	(13,980)	—	—	(10,563)	(13,980)
Forestry	105,852	102,427	—	—	105,852	102,427	(2,740)	(2,515)	—	—	(2,740)	(2,515)
Fishing	29,263	30,492	—	—	29,263	30,492	(2,790)	(2,966)	—	—	(2,790)	(2,966)
Mining	323,405	314,851	—	—	323,405	314,851	(2,352)	(2,124)	—	—	(2,352)	(2,124)
Oil and natural gas	819	1,011	—	—	819	1,011	(15)	(19)	—	—	(15)	(19)
Product manufacturing industries;
Foods, beverages and tobacco	615,077	594,583	—	—	615,077	594,583	(19,421)	(16,315)	—	—	(19,421)	(16,315)
Textiles, leather goods and footwear	30,894	33,130	—	—	30,894	33,130	(911)	(839)	—	—	(911)	(839)
Woods and furnitures	107,013	105,502	—	—	107,013	105,502	(2,730)	(2,532)	—	—	(2,730)	(2,532)
Cellulose, Paper and printing	19,545	20,849	—	—	19,545	20,849	(828)	(962)	—	—	(828)	(962)
Chemicals and petroleum products	320,661	365,185	—	—	320,661	365,185	(5,698)	(6,568)	—	—	(5,698)	(6,568)
Metal, non-metal, machine or others	572,500	574,024	—	—	572,500	574,024	(10,711)	(11,097)	—	—	(10,711)	(11,097)
Electricity, gas and water	535,973	463,529	—	—	535,973	463,529	(4,417)	(4,880)	—	—	(4,417)	(4,880)
Residential construction	264,175	270,049	—	—	264,175	270,049	(11,117)	(11,518)	—	—	(11,117)	(11,518)
Non-residential construction (office, civil engineering)	351,141	355,453	—	—	351,141	355,453	(9,952)	(9,938)	—	—	(9,952)	(9,938)
Wholesale	1,971,408	2,034,520	—	—	1,971,408	2,034,520	(56,340)	(58,705)	—	—	(56,340)	(58,705)
Retail, restaurants and hotels	1,023,945	1,039,471	5,856	6,752	1,029,801	1,046,223	(46,169)	(47,644)	(469)	(547)	(46,638)	(48,191)
Transport and storage	1,121,380	1,208,622	—	—	1,121,380	1,208,622	(22,051)	(22,654)	—	—	(22,051)	(22,654)
Communications	229,476	232,694	—	—	229,476	232,694	(3,321)	(3,439)	—	—	(3,321)	(3,439)
Financial services	2,901,673	2,990,382	—	—	2,901,673	2,990,382	(28,816)	(30,132)	—	—	(28,816)	(30,132)
Business services	2,043,998	1,998,911	—	—	2,043,998	1,998,911	(57,246)	(58,868)	—	—	(57,246)	(58,868)
Real estate services	3,432,904	3,338,119	3,195	22,792	3,436,099	3,360,911	(28,330)	(26,399)	(137)	(974)	(28,467)	(27,373)
Student loans	59,036	59,594	—	—	59,036	59,594	(4,782)	(4,555)	—	—	(4,782)	(4,555)
Government administration, defence and police force	26,010	26,136	—	—	26,010	26,136	(453)	(453)	—	—	(453)	(453)
Social services and other community services	859,440	832,236	—	—	859,440	832,236	(16,039)	(16,608)	—	—	(16,039)	(16,608)
Personal services	1,965,482	1,804,376	—	—	1,965,482	1,804,376	(46,065)	(41,093)	—	—	(46,065)	(41,093)
Subtotal	20,327,459	20,256,166	9,051	29,544	20,336,510	20,285,710	(408,517)	(412,679)	(606)	(1,521)	(409,123)	(414,200)

Residential mortgage loans	11,584,487	11,416,154	—	—	11,584,487	11,416,154	(29,875)	(29,303)	—	—	(29,875)	(29,303)

Consumer loans	5,112,818	4,992,940	—	—	5,112,818	4,992,940	(354,299)	(334,889)	—	—	(354,299)	(334,889)

Contingent loan exposure	12,567,478	12,890,795	—	—	12,567,478	12,890,795	(56,482)	(57,377)	—	—	(56,482)	(57,377)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(h)	Residential mortgage loans and its provisions established by insolvent tranche of the loan on the value of the mortgage guarantee (PVG) and days of default respectively:

As of March 31, 2023

							Allowances established of
	Residential mortgage loans (MCh$)						Residential mortgage loans (MCh$)
Loan Tranche /	Days in default at the end of the year						Days in default at the end of the year
Guarantee Value (%)	0	1 to 29	30 to 59	60 to 89	> = 90	Total	0	1 to 29	30 to 59	60 to 89	> = 90	Total
PVG <=40%	1,549,652	19,465	8,730	3,167	11,372	1,592,386	(1,151)	(263)	(250)	(105)	(617)	(2,386)
40% < PVG <= 80%	8,656,119	152,434	68,152	31,009	80,319	8,988,033	(9,469)	(2,564)	(2,162)	(1,189)	(4,787)	(20,171)
80% < PVG <= 90%	583,727	9,853	5,659	3,211	5,399	607,849	(2,053)	(415)	(437)	(356)	(897)	(4,158)
PVG > 90%	390,224	1,250	708	345	3,692	396,219	(2,155)	(68)	(38)	(30)	(869)	(3,160)
Total	11,179,722	183,002	83,249	37,732	100,782	11,584,487	(14,828)	(3,310)	(2,887)	(1,680)	(7,170)	(29,875)

As of December 31, 2022

	Residential mortgage loans (MCh$)						Allowances established of Residential mortgage loans (MCh$)
Loan Tranche /	Days in default at the end of the year						Days in default at the end of the year
Guarantee Value (%)	0	1 to 29	30 to 59	60 to 89	> = 90	Total	0	1 to 29	30 to 59	60 to 89	> = 90	Total
PVG <=40%	1,502,626	17,899	7,901	3,159	9,253	1,540,838	(1,187)	(246)	(224)	(119)	(506)	(2,282)
40% < PVG <= 80%	8,562,729	143,340	54,539	24,873	71,357	8,856,838	(9,857)	(2,689)	(1,815)	(1,028)	(4,271)	(19,660)
80% < PVG <= 90%	634,977	10,144	5,605	2,493	4,185	657,404	(2,291)	(429)	(423)	(302)	(788)	(4,233)
PVG > 90%	354,689	1,711	545	152	3,977	361,074	(2,053)	(108)	(35)	(30)	(902)	(3,128)
Total	11,055,021	173,094	68,590	30,677	88,772	11,416,154	(15,388)	(3,472)	(2,497)	(1,479)	(6,467)	(29,303)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(i)	Loans and advances to Banks and Commercial loans and their allowances established by classification category:

Below is the concentration of loans and advances to banks and commercial loans and their provisions constituted by classification category:

	Individual																				Group				Provisions of deductible
As of	Normal Portfolio							Substandard Portfolio					Non-Complying Portfolio								Portfolio	Portfolio			warranties
March 31, 2023	A1	A2	A3	A4	A5	A6	Subtotal	B1	B2	B3	B4	Subtotal	C1	C2	C3	C4	C5	C6	Subtotal	Total	Normal	Non-Complying	Total	Total	Fogape Covid 19
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and advances to Banks
Interbank loans for liquidity	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Interbank commercial loans	—	—	170,936	—	—	—	170,936	—	—	—	—	—	—	—	—	—	—	—	—	170,936	—	—	—	170,936	—
Current accounts overdrafts	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Chilean exports foreign trade loans	3,604	109,249	2,783	9,780	—	—	125,416	—	—	—	—	—	—	—	—	—	—	—	—	125,416	—	—	—	125,416	—
Chilean imports foreign trade loans	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Foreign trade loans between third countries	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Non-transferable deposits in banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other debts with banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	3,604	109,249	173,719	9,780	—	—	296,352	—	—	—	—	—	—	—	—	—	—	—	—	296,352	—	—	—	296,352	—
Allowances established	2	90	380	171	—	—	643	—	—	—	—	—	—	—	—	—	—	—	—	643	—	—	—	643	—
% Allowances established	0.06%	0.08%	0.22%	1.75%	—	—	0.22%	—	—	—	—	—	—	—	—	—	—	—	—	0.22%	—	—	—	0.22%	—

Commercial loans
Commercial loans	—	1,207,036	2,015,744	2,459,111	3,564,396	1,945,416	11,191,703	118,924	39,803	47,667	7,313	213,707	47,215	20,641	24,984	28,966	12,939	32,462	167,207	11,572,617	3,928,850	286,797	4,215,647	15,788,264	25,552
Chilean exports foreign trade loans	—	297,663	263,894	134,845	278,123	155,248	1,129,773	4,699	—	609	—	5,308	455	9	2,016	1,215	294	1,481	5,470	1,140,551	4,146	351	4,497	1,145,048	—
Accrediting foreign trade loans negotiated in terms of Chilean imports	—	—	—	—	2,459	95	2,554	—	—	—	—	—	—	—	—	—	—	—	—	2,554	—	—	—	2,554	—
Chilean imports foreign trade loans	—	91,427	75,672	175,228	128,202	138,806	609,335	9,058	105	—	—	9,163	581	411		120	687	1,888	3,687	622,185	35,064	1,673	36,737	658,922	—
Current account debtors	—	14	26,253	20,767	19,009	25,526	91,569	2,431	2,876	236	160	5,703	286	1,570	141	212	158	470	2,837	100,109	89,376	1,287	90,663	190,772	—
Credit card debtors	6	433	1,759	3,346	7,875	7,504	20,923	661	303	33	57	1,054	110	8	42	78	180	271	689	22,666	66,137	6,057	72,194	94,860	—
Factoring transactions	5,711	126,727	137,847	89,877	85,547	112,766	558,475	5,551	—	—	1	5,552	—	—	—	—	185	263	448	564,475	31,922	223	32,145	596,620	—
Commercial lease transactions	—	58,798	49,750	367,170	443,448	494,549	1,413,715	19,341	6,170	5,605	112	31,228	1,374	25,046	1,614	3,843	762	174	32,813	1,477,756	287,164	11,147	298,311	1,776,067	719
Student loans	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	55,787	3,249	59,036	59,036	—
Other loans and accounts receivable	—	418	1,539	1,120	2,084	1,566	6,727	81	200	4	18	303	195	66	114	44	681	4,532	5,632	12,662	10,547	1,158	11,705	24,367	—
Subtotal	5,717	1,782,516	2,572,458	3,251,464	4,531,143	2,881,476	15,024,774	160,746	49,457	54,154	7,661	272,018	50,216	47,751	28,911	34,478	15,886	41,541	218,783	15,515,575	4,508,993	311,942	4,820,935	20,336,510	—
Allowances established	2	1,222	4,192	28,217	45,657	71,508	150,798	3,741	2,724	11,563	1,770	19,798	1,004	4,775	7,228	13,792	10,326	37,384	74,509	245,105	42,679	95,068	137,747	382,852	26,271
% Allowances established	0.03%	0.07%	0.16%	0.87%	1.01%	2.48%	1.00%	2.33%	5.51%	21.35%	23.10%	7.28%	2.00%	10.00%	25.00%	40.00%	65.00%	89.99%	34.06%	1.58%	0.95%	30.48%	2.86%	1.88%

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(i)	Loans and advances to Banks and Commercial loans and their allowances established by classification category, continued:

	Individual																				Group				Provisions of deductible
As of	Normal Portfolio							Substandard Portfolio					Non-Complying Portfolio								Portfolio	Portfolio			warranties
December 31, 2022	A1	A2	A3	A4	A5	A6	Subtotal	B1	B2	B3	B4	Subtotal	C1	C2	C3	C4	C5	C6	Subtotal	Total	Normal	Non- Complying	Total	Total	Fogape Covid 19
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and advances to Banks
Interbank loans for liquidity	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Interbank commercial loans	—	—	186,660	—	—	—	186,660	—	—	—	—	—	—	—	—	—	—	—	—	186,660	—	—	—	186,660	—
Current accounts overdrafts	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Chilean exports foreign trade loans	78	149,694	32,530	4,251	—	—	186,553	—	—	—	—	—	—	—	—	—	—	—	—	186,553	—	—	—	186,553	—
Chilean imports foreign trade loans	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Foreign trade loans between third countries	—	479	—	—	—	—	479	—	—	—	—	—	—	—	—	—	—	—	—	479	—	—	—	479	—
Non-transferable deposits in banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other debts with banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	78	150,173	219,190	4,251	—	—	373,692	—	—	—	—	—	—	—	—	—	—	—	—	373,692	—	—	—	373,692	—
Allowances established	—	124	479	74	—	—	677	—	—	—	—	—	—	—	—	—	—	—	—	677	—	—	—	677	—
% Allowances established	—	0.08%	0.22%	1.74%	—	—	0.18%	—	—	—	—	—	—	—	—	—	—	—	—	0.18%	—	—	—	0.18%	—

Commercial loans
Commercial loans	—	1,326,655	2,066,763	2,372,591	3,522,434	1,979,393	11,267,836	125,517	43,693	46,476	11,475	227,161	40,585	21,608	24,175	28,604	11,857	35,361	162,190	11,657,187	3,946,954	267,428	4,214,382	15,871,569	31,986
Chilean exports foreign trade loans	—	297,323	142,624	123,281	224,505	153,745	941,478	3,915	—	650	—	4,565	448	9	2,263	1,286	351	1,623	5,980	952,023	3,857	533	4,390	956,413	—
Accrediting foreign trade loans negotiated in terms of Chilean imports	—	—	—	—	2,621	94	2,715	—	—	—	—	—	—	—	—	—	—	—	—	2,715	—	—	—	2,715	—
Chilean imports foreign trade loans	—	95,894	88,440	159,031	150,348	145,251	638,964	9,602	124	—	—	9,726	621	435		128	188	2,595	3,967	652,657	43,915	1,843	45,758	698,415	—
Current account debtors	—	89	17,733	29,339	13,264	18,429	78,854	2,396	2,439	269	156	5,260	316	1,595	114	163	105	380	2,673	86,787	87,728	1,144	88,872	175,659	—
Credit card debtors	26	314	1,677	2,778	6,456	6,984	18,235	509	288	24	54	875	101	15	59	69	148	257	649	19,759	61,911	5,153	67,064	86,823	—
Factoring transactions	9,352	129,798	117,954	124,105	88,514	119,959	589,682	4,249	6	—	—	4,255	—	7	—	11	185	251	454	594,391	34,074	53	34,127	628,518	—
Commercial lease transactions	—	60,749	49,668	362,068	442,247	500,286	1,415,018	19,754	5,305	9,602	389	35,050	1,249	25,830	1,485	2,298	468	62	31,392	1,481,460	290,772	9,162	299,934	1,781,394	757
Student loans	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	56,542	3,052	59,594	59,594	—
Other loans and accounts receivable	—	377	1,265	1,161	2,053	1,695	6,551	73	149	6	96	324	179	80	84	2,475	629	3,910	7,357	14,232	9,088	1,290	10,378	24,610	—
Subtotal	9,378	1,911,199	2,486,124	3,174,354	4,452,442	2,925,836	14,959,333	166,015	52,004	57,027	12,170	287,216	43,499	49,579	28,180	35,034	13,931	44,439	214,662	15,461,211	4,534,841	289,658	4,824,499	20,285,710	—
Allowances established	3	1,391	4,031	28,379	44,647	74,016	152,467	3,758	4,222	10,828	1,989	20,797	870	4,958	7,045	14,014	9,055	39,993	75,935	249,199	42,021	90,237	132,258	381,457	32,743
% Allowances established	0.03%	0.07%	0.16%	0.89%	1.00%	2.53%	1.02%	2.26%	8.12%	18.99%	16.34%	7.24%	2.00%	10.00%	25.00%	40.00%	65.00%	90.00%	35.37%	1.61%	0.93%	31.15%	2.74%	1.88%

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(j)	Loans and their provisions for loan losses by tranches of days past-due:

The concentration of credit risk by days past due is as follows;

	Financial assets before allowances						Allowances established
	Normal Portfolio		Substandard Portfolio	Non-Complying Portfolio			Normal Portfolio		Substandard Portfolio	Non-Complying Portfolio			Deductible Warranties		Net
	Evaluation		Evaluation	Evaluation			Evaluation		Evaluation	Evaluation		Sub	FOGAPE		Financial
As of March 31, 2023	Individual	Group	Individual	Individual	Group	Total	Individual	Group	Individual	Individual	Group	Total	Covid-19	Total	Assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and advances to Banks
0 days	269,946	—	—	—	—	269,946	(622)	—	—	—	—	(622)	—	(622)
1 to 29 days	26,406	—	—	—	—	26,406	(21)	—	—	—	—	(21)	—	(21)
30 to 59 days	—	—	—	—	—	—	—	—	—	—	—	—	—	—
60 to 89 days	—	—	—	—	—	—	—	—	—	—	—	—	—	—
> = 90 days	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	296,352	—	—	—	—	296,352	(643)	—	—	—	—	(643)	—	(643)	295,709

Commercial loans
0 days	14,798,231	4,351,435	226,612	87,431	79,324	19,543,033	(147,863)	(34,713)	(17,804)	(21,706)	(18,758)	(240,844)	(25,326)	(266,170)
1 to 29 days	210,531	110,372	24,204	27,136	22,568	394,811	(2,695)	(4,122)	(519)	(4,124)	(6,097)	(17,557)	(439)	(17,996)
30 to 59 days	15,985	35,349	15,408	8,531	24,160	99,433	(239)	(2,628)	(1,313)	(2,471)	(6,191)	(12,842)	(162)	(13,004)
60 to 89 days	27	11,837	5,794	10,653	14,515	42,826	(1)	(1,216)	(162)	(4,171)	(3,708)	(9,258)	(78)	(9,336)
> = 90 days	—	—	—	85,032	171,375	256,407	—	—	—	(42,037)	(60,314)	(102,351)	(266)	(102,617)
Subtotal	15,024,774	4,508,993	272,018	218,783	311,942	20,336,510	(150,798)	(42,679)	(19,798)	(74,509)	(95,068)	(382,852)	(26,271)	(409,123)	19,927,387

Residential mortgage loans
0 days	—	11,127,538	—	—	52,184	11,179,722	—	(10,853)	—	—	(3,975)	(14,828)	—	(14,828)
1 to 29 days	—	160,063	—	—	22,939	183,002	—	(1,841)	—	—	(1,469)	(3,310)	—	(3,310)
30 to 59 days	—	61,207	—	—	22,042	83,249	—	(1,394)	—	—	(1,493)	(2,887)	—	(2,887)
60 to 89 days	—	24,325	—	—	13,407	37,732	—	(762)	—	—	(918)	(1,680)	—	(1,680)
> = 90 days	—	—	—	—	100,782	100,782	—	—	—	—	(7,170)	(7,170)	—	(7,170)
Subtotal	—	11,373,133	—	—	211,354	11,584,487	—	(14,850)	—	—	(15,025)	(29,875)	—	(29,875)	11,554,612

Consumer loans
0 days	—	4,627,454	—	—	73,828	4,701,282	—	(160,851)	—	—	(44,087)	(204,938)	—	(204,938)
1 to 29 days	—	161,938	—	—	20,531	182,469	—	(26,506)	—	—	(12,182)	(38,688)	—	(38,688)
30 to 59 days	—	63,821	—	—	26,197	90,018	—	(17,827)	—	—	(16,279)	(34,106)	—	(34,106)
60 a 89 days	—	25,940	—	—	17,762	43,702	—	(10,231)	—	—	(10,257)	(20,488)	—	(20,488)
> = 90 days	—	—	—	—	95,347	95,347	—	—	—	—	(56,079)	(56,079)	—	(56,079)
Subtotal	—	4,879,153	—	—	233,665	5,112,818	—	(215,415)	—	—	(138,884)	(354,299)	—	(354,299)	4,758,519

Total Loans	15,321,126	20,761,279	272,018	218,783	756,961	37,330,167	(151,441)	(272,944)	(19,798)	(74,509)	(248,977)	(767,669)	(26,271)	(793,940)	36,536,227

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(j)	Loans and their provisions for loan losses by number of days past-due, continued:

	Financial assets before allowances						Allowances established
	Normal Portfolio		Substandard Portfolio	Non-Complying Portfolio			Normal Portfolio		Substandard Portfolio	Non-Complying Portfolio			Deductible Warranties		Net
	Evaluation		Evaluation	Evaluation			Evaluation		Evaluation	Evaluation		Sub	FOGAPE		Financial
As of December 31, 2022	Individual	Group	Individual	Individual	Group	Total	Individual	Group	Individual	Individual	Group	Total	Covid-19	Total	Assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and advances to Banks
0 days	271,125	—	—	—	—	271,125	(549)	—	—	—	—	(549)	—	(549)
1 to 29 days	102,567	—	—	—	—	102,567	(128)	—	—	—	—	(128)	—	(128)
30 to 59 days	—	—	—	—	—	—	—	—	—	—	—	—	—	—
60 to 89 days	—	—	—	—	—	—	—	—	—	—	—	—	—	—
> = 90 days	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	373,692	—	—	—	—	373,692	(677)	—	—	—	—	(677)	—	(677)	373,015

Commercial loans
0 days	14,830,653	4,390,886	244,263	90,196	77,668	19,633,666	(150,565)	(34,657)	(18,649)	(24,619)	(20,625)	(249,115)	(31,595)	(280,710)
1 to 29 days	120,380	99,476	22,410	29,696	24,008	295,970	(1,672)	(3,878)	(1,345)	(6,236)	(5,980)	(19,111)	(545)	(19,656)
30 to 59 days	7,560	34,552	17,302	14,375	22,225	96,014	(174)	(2,312)	(741)	(5,171)	(5,636)	(14,034)	(193)	(14,227)
60 to 89 days	740	9,927	3,241	7,907	14,886	36,701	(56)	(1,174)	(62)	(3,676)	(4,049)	(9,017)	(81)	(9,098)
> = 90 days	—	—	—	72,488	150,871	223,359	—	—	—	(36,233)	(53,947)	(90,180)	(329)	(90,509)
Subtotal	14,959,333	4,534,841	287,216	214,662	289,658	20,285,710	(152,467)	(42,021)	(20,797)	(75,935)	(90,237)	(381,457)	(32,743)	(414,200)	19,871,510

Residential mortgage loans
0 days	—	11,002,441	—	—	52,580	11,055,021	—	(11,364)	—	—	(4,024)	(15,388)	—	(15,388)
1 to 29 days	—	149,652	—	—	23,442	173,094	—	(1,908)	—	—	(1,564)	(3,472)	—	(3,472)
30 to 59 days	—	50,866	—	—	17,724	68,590	—	(1,349)	—	—	(1,148)	(2,497)	—	(2,497)
60 to 89 days	—	17,460	—	—	13,217	30,677	—	(533)	—	—	(946)	(1,479)	—	(1,479)
> = 90 days	—	—	—	—	88,772	88,772	—	—	—	—	(6,467)	(6,467)	—	(6,467)
Subtotal	—	11,220,419	—	—	195,735	11,416,154	—	(15,154)	—	—	(14,149)	(29,303)	—	(29,303)	11,386,851

Consumer loans
0 days	—	4,535,528	—	—	74,062	4,609,590	—	(151,281)	—	—	(45,533)	(196,814)	—	(196,814)
1 to 29 days	—	162,285	—	—	20,345	182,630	—	(25,429)	—	—	(12,424)	(37,853)	—	(37,853)
30 to 59 days	—	52,836	—	—	24,344	77,180	—	(15,414)	—	—	(15,709)	(31,123)	—	(31,123)
60 a 89 days	—	19,915	—	—	21,236	41,151	—	(7,919)	—	—	(12,437)	(20,356)	—	(20,356)
> = 90 days	—	—	—	—	82,389	82,389	—	—	—	—	(48,743)	(48,743)	—	(48,743)
Subtotal	—	4,770,564	—	—	222,376	4,992,940	—	(200,043)	—	—	(134,846)	(334,889)	—	(334,889)	4,658,051

Total Loans	15,333,025	20,525,824	287,216	214,662	707,769	37,068,496	(153,144)	(257,218)	(20,797)	(75,935)	(239,232)	(746,326)	(32,743)	(779,069)	36,289,427

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(k)	Finance lease contracts:

The cash flows to be received by the Bank from finance lease contracts have the following maturities:

	Total receivable		Unearned income		Net balance receivable (*)
	March	December	March	December	March	December
	2023	2022	2023	2022	2023	2022
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Within one year	584,165	583,321	(78,807)	(76,614)	505,358	506,707
From 1 to 2 years	432,115	433,397	(57,439)	(55,714)	374,676	377,683
From 2 to 3 years	295,743	294,728	(36,023)	(35,133)	259,720	259,595
From 3 to 4 years	190,819	191,083	(23,037)	(22,481)	167,782	168,602
From 4 to 5 years	135,733	134,590	(15,986)	(15,614)	119,747	118,976
After 5 years	377,403	378,280	(33,534)	(33,166)	343,869	345,114
Total	2,015,978	2,015,399	(244,826)	(238,722)	1,771,152	1,776,677

(*)	The net balance receivable does not include past-due portfolio totaling Ch$5,381 million as of March 31, 2023 (Ch$5,220 million in December 2022).

The Bank maintains financial lease operations associated with real estate, industrial machinery, vehicles and transportation equipment. These leases contracts have an average term between 2 and 15 years.

(l)	Purchase of loan portfolio:

During the period ended as of March 31, 2023 and the year 2022 no portfolio purchases were made.

(m)	Sale or transfer of loans from the loan portfolio:

There have not been operations of sale or transfer of the loan portfolio during the period 2023 and 2022.

(n)	Securitization of own assets:

During the period 2023 and the year 2022, there is no securitization transactions executed involving its own assets.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

14.	Investments in other companies:

(a)	In the item “Investments in other companies” include investments of Ch$64,314 million as of March 31, 2023 (Ch$62,211 million as of December 31, 2022), as follows:

		% Ownership Interest		Equity		Assets
		March	December	March	December	March	December
Company	Shareholder	2023	2022	2023	2022	2023	2022
		%	%	MCh$	MCh$	MCh$	MCh$
Associates
Transbank S.A.	Banco de Chile	26.16	26.16	112,562	109,762	29,870	29,015
Centro de Compensación Automatizado S.A.	Banco de Chile	33.33	33.33	15,884	15,047	5,483	5,172
Redbanc S.A.	Banco de Chile	38.13	38.13	11,788	11,368	4,577	4,400
Administrador Financiero del Transantiago S.A.	Banco de Chile	20.00	20.00	21,080	20,626	4,496	4,366
Sociedad Interbancaria de Depósitos de Valores S.A.	Banco de Chile	26.81	26.81	7,479	7,255	2,126	2,066
Sociedad Imerc OTC S.A.	Banco de Chile	12.33	12.33	13,404	13,213	1,697	1,662
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Banco de Chile	15.00	15.00	7,438	7,353	1,164	1,145
Subtotal Associates				189,635	184,624	49,413	47,826

Joint Ventures
Servipag Ltda.	Banco de Chile	50.00	50.00	14,282	13,662	7,141	6,831
Artikos Chile S.A.	Banco de Chile	50.00	50.00	2,899	2,632	1,653	1,520
Subtotal Joint Ventures				17,181	16,294	8,794	8,351
Subtotal				206,816	200,918	58,207	56,177

Minority Investments
Sociedad de Infraestructuras de Mercado S.A.(*) (**)	Banchile Corredores de Bolsa					4,442	—
Bolsa de Comercio de Santiago S.A. (*) (**)	Banchile Corredores de Bolsa					975	5,342
Bolsa Electrónica de Chile S.A. (*)	Banchile Corredores de Bolsa					350	350
Banco Latinoamericano de Comercio Exterior S.A. (Bladex)	Banco de Chile					309	309
Sociedad de Telecomunicaciones Financieras Interbancarias Mundiales (Swift)	Banco de Chile					23	25
CCLV Contraparte Central S.A.	Banchile Corredores de Bolsa					8	8
Subtotal Minority Investments						6,107	6,034
Total						64,314	62,211

(*)	Investments in shares have been irrevocably designated as at fair value through other comprehensive income and, therefore, are recorded at market value in accordance with IFRS 9.

(**)	On March 1, 2023, the division of the Bolsa de Comercio de Santiago (Santiago Stock Exchange) was materialized, remaining as the continuing entity and establishing from it the Sociedad de Infraestructuras de Mercado S.A. (“SIM”).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

14.	Investments in other companies, continued:

(b)	Associates:

	March 2023
	Centro de Compensación Automatizado S.A.	Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Sociedad Interbancaria de Depósitos de Valores S.A.	Redbanc S.A.	Transbank S.A.	Administrador Financiero del Transantiago S.A.	Sociedad Imerc OTC S.A.	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Current assets	9,297	1,713	71	14,925	1,375,617	63,316	22,354	1,487,293
Non-current assets	10,374	6,742	7,862	15,845	135,001	777	10,691	187,292
Total Assets	19,671	8,455	7,933	30,770	1,510,618	64,093	33,045	1,674,585

Current liabilities	3,499	1,017	454	16,975	1,396,989	43,013	17,963	1,479,910
Non-current liabilities	288	—	—	2,007	1,067	—	1,669	5,031
Total Liabilities	3,787	1,017	454	18,982	1,398,056	43,013	19,632	1,484,941
Equity	15,884	7,438	7,479	11,788	112,562	21,080	13,404	189,635
Minority interest	—	—	—	—	—	—	9	9
Total Liabilities and Equity	19,671	8,455	7,933	30,770	1,510,618	64,093	33,045	1,674,585

Operating income	2,945	821	1	9,536	159,698	790	1,639	175,430
Operating expenses	(1,911)	(719)	(2)	(8,987)	(136,788)	(382)	(1,343)	(150,132)
Other expenses or income	197	42	230	16	(19,260)	482	128	(18,165)
Gain (loss) before tax	1,231	144	229	565	3,650	890	424	7,133
Income tax	(281)	(10)	—	(122)	(596)	(240)	(104)	(1,353)
Gain for the period	950	134	229	443	3,054	650	320	5,780

	December 2022
	Centro de Compensación Automatizado S.A.	Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Sociedad Interbancaria de Depósitos de Valores S.A.	Redbanc S.A.	Transbank S.A.	Administrador Financiero del Transantiago S.A.	Sociedad Imerc OTC S.A.	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Current assets	8,954	6,646	81	14,459	1,359,640	59,946	31,105	1,480,831
Non-current assets	10,388	1,711	7,637	16,058	137,505	793	4,459	178,551
Total Assets	19,342	8,357	7,718	30,517	1,497,145	60,739	35,564	1,659,382

Current liabilities	3,986	1,004	463	17,595	1,385,956	40,113	20,672	1,469,789
Non-current liabilities	309	—	—	1,554	1,427	—	1,670	4,960
Total Liabilities	4,295	1,004	463	19,149	1,387,383	40,113	22,342	1,474,749
Equity	15,047	7,353	7,255	11,368	109,762	20,626	13,213	184,624
Minority interest	—	—	—	—	—	—	9	9
Total Liabilities and Equity	19,342	8,357	7,718	30,517	1,497,145	60,739	35,564	1,659,382

Operating income	7,516	4,550	17	51,851	969,177	4,468	8,882	1,046,461
Operating expenses	(2,612)	(4,279)	(49)	(50,155)	(835,126)	(2,296)	(8,412)	(902,929)
Other expenses or income	907	667	1,540	264	(103,854)	2,339	877	(97,260)
Gain (loss) before tax	5,811	938	1,508	1,960	30,197	4,511	1,347	46,272
Income tax	(1,109)	(8)	—	(249)	(3,952)	(490)	(473)	(6,281)
Gain (loss) for the year	4,702	930	1,508	1,711	26,245	4,021	874	39,991

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

14.	Inversiones en Sociedades, continuación:

(c)	Joint Ventures:

The Bank owns a 50% interest in the companies Artikos Chile S.A. and Servipag Ltda., wich it controls jointly. The Bank’s interest in both entities is accounted for using the equity method in the Consolidated Financial Statements.

The table below presents summarized financial information of the entities the Bank controls jointly:

	Artikos S.A.		Servipag Ltda.
	March	December	March	December
	2023	2022	2023	2022
	MCh$	MCh$	MCh$	MCh$

Current assets	2,648	2,540	100,652	76,085
Non-current assets	1,838	1,985	14,185	14,605
Total Assets	4,486	4,525	114,837	90,690

Current liabilities	1,014	1,326	97,537	73,923
Non-current liabilities	573	567	3,018	3,105
Total Liabilities	1,587	1,893	100,555	77,028
Equity	2,899	2,632	14,282	13,662
Total Liabilities and Equity	4,486	4,525	114,837	90,690

Operating income	1,011	5,559	7,026	40,403
Operating expenses	(669)	(3,905)	(6,323)	(36,347)
Other expenses or income	24	69	90	525
Profit before tax	366	1,723	793	4,581
Income tax	(99)	(362)	(173)	(849)
Profit for the period /year	267	1,361	620	3,732

(d)	The change of investments in companies registered under the equity method in the period of 2023 and 2022, are as follows:

	March	March
	2023	2022
	MCh$	MCh$

Balance as of January 1,	56,177	46,923
Acquisition of investments in companies	—	—
Participation on income in companies with significant influence and joint control	1,978	1,522
Dividends received	—	—
Others	52	8
Total	58,207	48,453

(e)	During the period ended as of March 31, 2023 and 2022 no impairment has incurred in these investments.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

15.	Intangible Assets:

(a)	The composition of intangible assets as of March 31, 2023 and December 31, 2022, are as follows:

	Useful Life		Average remaining amortization		Gross balance		Accumulated Amortization		Net balance
	March	December	March	December	March	December	March	December	March	December
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
	Years	Years	Years	Years	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Other independently originated intangible assets	6	6	5	5	272,413	263,268	(162,255)	(156,648)	110,158	106,620
Total					272,413	263,268	(162,255)	(156,648)	110,158	106,620

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

15.	Intangible Assets, continued:

(b)	The change of intangible assets during the periods ended as of March 31, 2023 and December 31, 2022, are as follows:

	March	December
	2023	2022
	MCh$	MCh$
Gross Balance
Balance as of January 1,	263,268	209,432
Acquisition	10,193	56,891
Disposals/ write-downs	(1,048)	(2,751)
Reclassification	—	(182)
Impairment	—	(122)
Total	272,413	263,268

Accumulated Amortization
Balance as of January 1,	(156,648)	(136,900)
Amortization for the period (*)	(6,655)	(21,502)
Disposals/ write-downs	1,048	1,572
Reclassification	—	182
Impairment	—	—
Total	(162,255)	(156,648)

Balance Net	110,158	106,620

(*)	See Note No. 39 Depreciation and Amortization.

(c)	As of March 31, 2023 and December 31, 2022, the Bank maintains the following amounts with technological developments:

	Commitment Amount
	March	December
	2023	2022
	MCh$	MCh$
Detail
Software and licenses	8,444	15,213

(d)	As of March 31, 2023, there are no indications or concrete evidence of impairment. As of the date of these financial statements have been no events that require the recognition of impairment in them.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

16.	Property and equipment:

(a)	The properties and equipment as of March 31, 2023 and December 31, 2022 are composed as follows:

	Useful Life		Average remaining depreciation		Gross balance		Accumulated Depreciation		Net balance
	March	December	March	December	March	December	March	December	March	December
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
	Years	Years	Years	Years	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Type of property and equipment:
Land and Buildings	25	25	18	18	318,224	316,968	(159,955)	(157,810)	158,269	159,158
Equipment	5	5	3	3	250,281	246,706	(207,269)	(203,136)	43,012	43,570
Others	7	7	4	4	58,912	58,890	(51,547)	(51,494)	7,365	7,396
Total					627,417	622,564	(418,771)	(412,440)	208,646	210,124

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

16.	Property and equipment, continued:

(b)	The changes in properties and equipment as of March 31, 2023 and December 31, 2022, are as follows:

	March 2023
	Land and Buildings	Equipment	Others	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2023	316,968	246,706	58,890	622,564
Additions	1,619	4,050	594	6,263
Write-downs and sales of the period	(363)	(474)	(572)	(1,409)
Transfers	—	—	—	—
Impairment (***)	—	(1)	—	(1)
Total	318,224	250,281	58,912	627,417

Accumulated Depreciation
Balance as of January 1, 2023	(157,810)	(203,136)	(51,494)	(412,440)
Reclassification	—	—	—	—
Depreciation of the period (*) (**)	(2,281)	(4,606)	(607)	(7,494)
Write-downs and sales of the period	136	473	554	1,163
Transfers	—	—	—	—
Total	(159,955)	(207,269)	(51,547)	(418,771)

Balance as of March 31, 2023	158,269	43,012	7,365	208,646

	December 2022
	Land and Buildings	Equipment	Others	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2022	311,279	243,757	56,582	611,618
Additions	6,041	9,823	2,842	18,706
Write-downs and sales of the year	(352)	(6,900)	(498)	(7,750)
Transfers	—	36	(36)	—
Impairment	—	(10)	—	(10)
Total	316,968	246,706	58,890	622,564

Accumulated Depreciation
Balance as of January 1, 2022	(148,645)	(191,334)	(49,319)	(389,298)
Reclassification	—	—	—	—
Depreciation of the year (**)	(9,228)	(18,650)	(2,701)	(30,579)
Write-downs and sales of the year	63	6,883	490	7,436
Transfers	—	(36)	36	—
Impairment	—	1	—	1
Total	(157,810)	(203,136)	(51,494)	(412,440)

Balance as of December 31, 2022	159,158	43,570	7,396	210,124

(*)	See Note No. 39 Depreciation and Amortization.

(**)	This amount does not include the depreciation of the Investment Properties, amount is included in “Other Assets” for Ch$89 million (Ch$357 millon in December 2022).

(***)	See Note No. 40 Impairment of non-financial assets.

As of March 31, 2023 and December 31, 2022, there are no restrictions on the fixed assets of the Bank and its subsidiaries.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

17.	Right-of-use assets and Lease liabilities:

(a)	The composition of the rights over leased assets as of March 31, 2023 and December 31, 2022, is as follows:

	Gross Balance		Accumulated Depreciation		Net Balance
	March	December	March	December	March	December
	2023	2022	2023	2022	2023	2022
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Categories
Buildings	149,458	144,482	(68,268)	(64,352)	81,190	80,130
Floor space for ATMs	48,557	43,492	(38,918)	(35,735)	9,639	7,757
Improvements to leased properties	28,747	28,595	(21,635)	(21,561)	7,112	7,034
Total	226,762	216,569	(128,821)	(121,648)	97,941	94,921

(b)	The changes of the rights over leased assets as of March 31, 2023 and December 31, 2022, is as follows:

	March 2023
	Buildings	Floor space for ATMs	Improvements to leased properties	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2023	144,482	43,492	28,595	216,569
Additions	6,146	5,081	314	11,541
Write-downs	(1,170)	(16)	(162)	(1,348)
Remeasurement	—	—	—	—
Total	149,458	48,557	28,747	226,762

Accumulated Depreciation
Balance as of January 1, 2023	(64,352)	(35,735)	(21,561)	(121,648)
Depreciation of the period (*)	(5,086)	(3,199)	(236)	(8,521)
Write-downs	1,170	16	162	1,348
Total	(68,268)	(38,918)	(21,635)	(128,821)

Balance as of March 31, 2023	81,190	9,639	7,112	97,941

(*)	See Note No. 39 Depreciation and Amortization.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

17.	Right-of-use assets and Lease liabilities, continued:

(b)	The changes of the rights over leased assets as of March 31, 2023 and December 31, 2022, is as follows continued:

	December 2022
	Buildings	Floor space for ATMs	Improvements to leased properties	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2022	124,978	42,051	26,066	193,095
Additions	23,930	2,819	2,529	29,278
Write-downs	(4,296)	(1,002)	—	(5,298)
Remeasurement	(130)	(376)	—	(506)
Total	144,482	43,492	28,595	216,569

Accumulated Depreciation
Balance as of January 1, 2022	(46,743)	(25,566)	(20,598)	(92,907)
Depreciation of the year	(19,636)	(11,168)	(963)	(31,767)
Write-downs	2,027	999	—	3,026
Total	(64,352)	(35,735)	(21,561)	(121,648)

Balance as of December 31, 2022	80,130	7,757	7,034	94,921

(c)	Below are the future maturities (including unearned interest) of the lease liabilities as of March 31, 2023 and December 31, 2022:

	March 2023
	Demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
Lease associated to:	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Buildings	—	1,911	3,795	15,793	28,832	19,185	22,174	91,690
ATMs	—	1,226	2,436	2,919	3,269	2,339	686	12,875
Total	—	3,137	6,231	18,712	32,101	21,524	22,860	104,565

	December 2022
	Demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
Lease associated to:	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Buildings	—	1,869	3,672	15,954	30,707	19,172	21,533	92,907
ATMs	—	1,098	2,176	4,684	1,138	206	79	9,381
Total	—	2,967	5,848	20,638	31,845	19,378	21,612	102,288

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

17.	Right-of-use assets and Lease liabilities, continued:

The Bank and its subsidiaries maintain contracts with certain renewal options and for which there is reasonable certainty that said option shall be carried out. In such cases, the lease period used to measure the liability and assets corresponds to an estimate of future renewals.

The changes of the obligations for lease liabilities and the flows for the periods 2023 and 2022 are as follows:

Total cash flow for the period
Lease liability	MCh$
Balances as of January 1, 2022	95,670
Liabilities for new lease agreements	2,077
Interest accrued expenses	457
Payments of capital and interests	(7,709)
Remeasurement	—
Derecognized contracts	(1,092)
Readjustments	1,908
Balances as of March 31, 2022	91,311
Liabilities for new lease agreements	14,482
Interest expenses	1,408
Payments of capital and interests	(24,666)
Remeasurement	(506)
Derecognized contracts	(928)
Readjustments	8,268
Balances as of December 31, 2022	89,369
Liabilities for new lease agreements	10,224
Interest accrued expenses	439
Payments of capital and interests	(8,842)
Remeasurement	—
Derecognized contracts	—
Readjustments	1,003
Balances as of March 31, 2023	92,193

(d)	The future cash flows related to short-term lease agreements in effect as of March 31, 2023 correspond to Ch$3,190 million (Ch$3,483 million as of December 31, 2022).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

18.	Taxes:

(a)	Current Taxes:

The Bank and its subsidiaries at the end of each period, have constituted a First Category Income Tax Provision, which was determined based on current tax regulations, and has been reflected in the Statement of Financial Position net of taxes to be recovered or payable, as applicable, as of March 31, 2023 and December 31, 2022 according to the following detail:

	March	December
	2023	2022
	MCh$	MCh$

Income tax	78,864	311,532
Tax Previous year	(190,516)	—
Less:
Monthly prepaid taxes	(135,143)	(492,990)
Credit for training expenses	—	(2,216)
Others	(348)	(2,795)
Total Tax Refundable (net)	(247,143)	(186,469)

Tax rate	27%	27%

	March	December
	2023	2022
	MCh$	MCh$

Current tax assets	248,155	187,401
Current tax liabilities	(1,012)	(932)
Total tax receivable (payable), net	247,143	186,469

(b)	Income Tax:

The effect of the tax expense during the periods between January 1 and March 31, 2023 and 2022, are broken down as follows:

	March	March
	2023	2022
	MCh$	MCh$
Income tax expense:
Current year tax	63,661	67,639
Tax Previous year	—	—
Subtotal	63,661	67,639
(Credit) Debit for deferred taxes:
Origin and reversal of temporary differences	5,549	(11,256)
Subtotal	5,549	(11,256)
Others	(1,610)	3,264
Net charge to income for income taxes	67,600	59,647

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

18.	Taxes, continued:

(c)	Reconciliation of effective tax rate:

The following is a reconciliation of the income tax rate to the effective rate applied to determine the Bank’s income tax expense as of March 31, 2023 and 2022:

	March 2023		March 2022
	Tax rate		Tax rate
	%	MCh$	%	MCh$

Income tax calculated on net income before tax	27.00	90,059	27.00	94,871
Additions or deductions	(0.63)	(2,116)	(0.05)	(187)
Price-level restatement	(5.76)	(19,229)	(10.81)	(37,976)
Others	(0.33)	(1,114)	0.84	2,939
Effective rate and income tax expense	20.28	67,600	16.98	59,647

The effective rate for income tax for the period 2023 is 20.28% (16.98% in March 2022).

(d)	Effect of deferred taxes on income and equity:

The Bank and its subsidiaries have recorded the effects of deferred taxes in their Interim Consolidated Financial Statements. The effects of deferred taxes on assets, liabilities and income accounts as of March 31, 2023:

	Balances as of December 31,	Effect on		Balances as of March 31,
	2022	Income	Equity	2023
	MCh$	MCh$	MCh$	MCh$
Debit Differences:
Allowances for loan losses	376,743	1,210	—	377,953
Personnel provisions	20,228	(8,097)	—	12,131
Provision of undrawn credit lines	3,429	(128)	—	3,301
Staff vacations provisions	11,139	(38)	—	11,101
Accrued interests adjustments from impaired loans	10,305	1,030	—	11,335
Staff severance indemnities provision	1,368	(48)	31	1,351
Provision of credit cards expenses	9,146	(781)	—	8,365
Provision of accrued expenses	11,829	(2,062)	—	9,767
Adjustment for valuation of financial assets at fair value through other comprehensive income	4,693	—	(2,573)	2,120
Leasing	89,821	3,075	—	92,896
Incomes received in advance	9,012	(642)	—	8,370
Other adjustments	31,552	1,076	—	32,628
Total Debit Differences	579,265	(5,405)	(2,542)	571,318

Credit Differences:
Depreciation and price-level restatement of property and equipment	10,937	499	—	11,436
Transitory assets	7,953	3,419	—	11,372
Loans accrued to effective rate	2,441	29	—	2,470
Prepaid expenses	2,688	(647)	—	2,041
Other adjustments	15,737	(3,156)	20	12,601
Total Credit Differences	39,756	144	20	39,920

Total, Net	539,509	(5,549)	(2,562)	531,398

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

18.	Taxes, continued:

(d)	Effect of deferred taxes on income and equity, continued:

Reconciliation to Statement of Financial Position:

	March	December
	2023	2022
	MCh$	MCh$

Deferred tax assets	531,476	539,509
Deferred tax liabilities	(78)	—
Total deferred tax	531,398	539,509

The effects of deferred taxes on assets, liabilities and income accounts as of December 31, 2022:

	Balances as of December 31,	Effect on		Balances as of December 31,
	2021	Income	Equity	2022
	MCh$	MCh$	MCh$	MCh$
Debit differences:
Allowances for loan losses	317,295	59,448	—	376,743
Personnel provisions	14,304	5,924	—	20,228
Provision of undrawn credit lines	4,139	(710)	—	3,429
Staff vacations provisions	9,993	1,146	—	11,139
Accrued interest adjustments from impaired loans	5,073	5,232	—	10,305
Staff severance indemnities provision	345	988	35	1,368
Provisions of credit card expenses	9,774	(628)	—	9,146
Provisions of accrued expenses	12,315	(486)	—	11,829
Adjustment for valuation of financial assets at fair value through other comprehensive income	3,895	—	798	4,693
Leasing	52,019	37,802	—	89,821
Incomes received in advance	12,368	(3,356)	—	9,012
Other adjustments	35,768	(4,216)	—	31,552
Total Debit Differences	477,288	101,144	833	579,265

Credit differences:
Depreciation and price-level restatement of property and equipment	16,446	(5,509)	—	10,937
Transitory assets	6,958	995	—	7,953
Loans accrued to effective rate	2,437	4	—	2,441
Prepaid expenses	5,668	(2,980)	—	2,688
Other adjustments	11,502	4,181	54	15,737
Total Credit Differences	43,011	(3,309)	54	39,756

Total, Net	434,277	104,453	779	539,509

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

18.	Taxes, continued:

(e)	For the purpose of complying with the Circular No. 47 issued by the Chilean Internal Revenue Service (SII) and No. 3,478 issued by the CMF, dated August 18, 2009 the changes and effects generated by the application of Article 31, No. 4 of the Income Tax Law are detailed below.

As the circular requires, the information corresponds only to the Bank’s credit operations and does not consider operations of subsidiary entities that are consolidated in these Interim Consolidated Financial Statements.

			Tax value assets
(e.1) Loans and advance to banks and Loans to customers as of March 31, 2023	Book value assets (*)	Tax value assets	Past-due loans with guarantees	Past-due loans without guarantees	Total Past-due loans
	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and advance to banks	1,596,106	1,596,749	—	—	—
Commercial loans	17,570,309	18,426,889	30,714	86,824	117,538
Consumer loans	4,758,058	5,952,859	972	35,656	36,628
Residential mortgage loans	11,554,612	11,588,921	7,768	607	8,375
Total	35,479,085	37,565,418	39,454	123,087	162,541

			Tax value assets
(e.1) Loans and advance to banks and Loans to customers as of December 31, 2022	Book value assets (*)	Tax value assets	Past-due loans with guarantees	Past-due loans without guarantees	Total Past-due loans
	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and advance to banks	2,174,115	2,174,792	—	—	—
Commercial loans	17,560,202	18,338,161	28,688	84,524	113,212
Consumer loans	4,657,554	5,824,164	756	28,448	29,204
Residential mortgage loans	11,386,851	11,420,425	7,312	669	7,981
Total	35,778,722	37,757,542	36,756	113,641	150,397

(*)	In accordance with the mentioned Circular and instructions from the SII, the value of financial statement assets, are presented on an individual basis (only Banco de Chile) net of allowance for loan losses and do not include lease and factoring operations.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

18.	Taxes, continued:

(e)	For the purpose of complying with the Circular No. 47 issued by the Chilean Internal Revenue Service (SII) and No. 3,478 issued by the CMF, dated August 18, 2009 the changes and effects generated by the application of Article 31, No. 4 of the Income Tax Law are detailed below. continue :

(e.2) Provisions on past-due loans	Balance as of January 1, 2023	Charge-offs against provisions	Provisions established	Provisions released	Balance as of March 31, 2023
	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	75,561	(18,817)	38,167	(8,087)	86,824
Consumer loans	28,448	(71,801)	83,060	(4,051)	35,656
Residential mortgage loans	669	(574)	754	(242)	607
Total	104,678	(91,192)	121,981	(12,380)	123,087

(e.2) Provisions on past-due loans	Balance as of January 1, 2022	Charge-offs against provisions	Provisions established	Provisions released	Balance as of December 31, 2022
	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	63,603	(46,736)	136,863	(69,206)	84,524
Consumer loans	10,156	(166,355)	194,341	(9,694)	28,448
Residential mortgage loans	363	(4,002)	16,949	(12,641)	669
Total	74,122	(217,093)	348,153	(91,541)	113,641

	March	December
(e.3) Charge-offs and recoveries	2023	2022
	MCh$	MCh$
Charge-offs Art. 31 No. 4 second subparagraph	5,382	25,524
Write-offs resulting in provisions released	11	125
Recovery or renegotiation of written-off loans	11,638	62,911

	March	December
(e.4) Application of Art. 31 No. 4 first & third subsections of the income tax law	2023	2022
	MCh$	MCh$
Charge-offs in accordance with first subsection	—	—
Write-offs in accordance with third subsection	11	125

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

19.	Other Assets:

At the end of each period, the item is composed as follows:

	March	December
	2023	2022
	MCh$	MCh$

Cash collateral provided for derivative financial transactions	356,808	314,301
Debtors from brokerage of financial instruments	229,577	128,286
Accounts receivable from third parties	212,066	190,912
Assets to be leased out as lessor (*)	97,251	94,925
Prepaid expenses	50,648	39,744
Investment properties	12,031	12,120
Income from regular activities from contracts with customers	10,570	6,472
Recoverable income taxes	4,582	4,435
Pending transactions	3,498	3,058
Other provided cash collateral	2,048	2,160
VAT receivable	2	7
Accumulated impairment in respect of other assets receivable	(1,245)	(882)
Other Assets	24,664	18,579
Total	1,002,500	814,117

(*)	Correspond to fixed assets to be delivered under the financial lease modality.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

20.	Non-current assets and disposal groups held for sale and Liabilities included in disposal groups for sale:

(a)	At the end of each period, the item is composed as follows:

	March	December
	2023	2022
	MCh$	MCh$

Assets received in lieu of payment or awarded at judicial sale (*)
Assets awarded at judicial sale	10,256	10,006
Assets received in lieu of payment	348	143
Provision for assets received in lieu of payment or awarded	(3)	(25)

Non-current assets for sale
Investments in other companies	—	—
Assets for recovery of assets transferred in financial leasing operations	948	744

Disposal groups held for sale	—	—
Total	11,549	10,868

(*)	Assets received in lieu of payment are assets received as payment of customers’ past-due debts. The assets acquired must in this way does not exceed 20% of the Bank’s effective equity.

(b)	The changes of the provision for assets received in lieu of payment during the periods 2023 and 2022 are as follows:

Provision for assets received in lieu of payment	MCh$

Balance as of January 1, 2022	79
Provisions used	(65)
Provisions established	16
Provisions released	—
Balance as of March 31, 2022	30
Provisions used	(576)
Provisions established	571
Provisions released	—
Balance as of December 31, 2022	25
Provisions used	(326)
Provisions established	304
Provisions released	—
Balance as of March 31, 2023	3

(c)	The Bank does not present liabilities classified in the disposal group for sale during the periods March 2023 and December 2022.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

21.	Financial liabilities held for trading at fair value through profit or loss:

The item detail is as follows:

	March	December
	2023	2022
	MCh$	MCh$

Financial derivative contracts	2,939,711	3,101,482
Other financial instruments	2,689	6,271
Total	2,942,400	3,107,753

a)	As of March 31, 2023 and December 31, 2022, the Bank maintains the following debt portfolio of derivative instruments:

	Notional amount of contract with final expiration date in
	Demand		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 year and up to 5 years		Over 5 years		Total		Fair value Liabilities
	March	December	March	December	March	December	March	December	March	December	March	December	March	December	March	December	March	December
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Currency forward	—	—	4,936,950	3,785,602	1,967,145	2,178,784	3,146,243	3,562,216	519,750	589,336	35,809	—	—	—	10,605,897	10,115,938	656,885	535,643
Interest rate swap	—	—	665,234	1,905,526	3,699,747	1,837,023	5,328,660	5,208,401	5,770,090	5,173,535	3,745,304	3,743,709	4,234,416	4,398,123	23,443,451	22,266,317	1,063,788	1,248,414
Interest rate swap and cross currency swap	—	—	160,929	307,672	527,000	584,427	1,031,206	1,327,828	3,123,272	3,271,782	1,530,353	1,872,025	2,939,398	2,844,395	9,312,158	10,208,129	1,213,959	1,311,871
Call currency options	—	—	7,040	17,387	19,167	18,726	10,587	26,020	—	—	—	—	—	—	36,794	62,133	503	1,665
Put currency options	—	—	7,971	20,572	26,024	27,620	31,414	27,610	27,035	—	—	—	—	—	92,444	75,802	4,576	3,889
Total	—	—	5,778,124	6,036,759	6,239,083	4,646,580	9,548,110	10,152,075	9,440,147	9,034,653	5,311,466	5,615,734	7,173,814	7,242,518	43,490,744	42,728,319	2,939,711	3,101,482

b)	Other instruments or financial liabilities:

	March	December
	2023	2022
	MCh$	MCh$

Current accounts and other demand deposits	—	—
Savings accounts and other time deposits	—	—
Debt instruments issued	—	—
Others	2,689	6,271
Total	2,689	6,271

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

22.	Financial liabilities at amortized cost:

The item detail is as follows:

	March	December
	2023	2022
	MCh$	MCh$

Current accounts and other demand deposits	13,150,631	13,383,232
Saving accounts and time deposits	14,722,088	14,157,141
Obligations by repurchase agreements and securities lending	107,189	216,264
Borrowings from financial institutions	5,520,842	5,397,676
Debt financial instruments issued	9,336,715	9,267,947
Other financial obligations	259,909	344,030
Total	43,097,374	42,766,290

(a)	Current accounts and other demand deposits:

At the end of each period, the composition of current accounts and other demand deposits is as follows:

	March	December
	2023	2022
	MCh$	MCh$

Current accounts	10,856,845	11,172,137
Other demand obligations	1,339,446	1,166,708
Demand deposits accounts	613,275	657,057
Other demand deposits	341,065	387,330
Total	13,150,631	13,383,232

(b)	Saving accounts and time deposits:

At the end of each period, the composition of saving accounts and time deposits is as follows:

	March	December
	2023	2022
	MCh$	MCh$

Time deposits	14,308,384	13,723,090
Term savings accounts	390,382	407,745
Other term balances payable	23,322	26,306
Total	14,722,088	14,157,141

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

22.	Financial liabilities at amortized cost, continued:

(c)	Obligations by repurchase agreements and securities lending:

The Bank obtains financing by selling financial instruments and agreeing to repurchase them in the future, plus interest at a prefixed rate. As of March 31, 2023 and December 31, 2022, the repurchase agreements are the following:

	Demand		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	March	December	March	December	March	December	March	December	March	December	March	December	March	December	March	December
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Governments and Central Bank of Chile
Central Bank bonds	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Central Bank promissory notes	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued by the Chilean Government and Central Bank of Chile	—	—	25,158	7,340	—	—	—	—	—	—	—	—	—	—	25,158	7,340
Subtotal	—	—	25,158	7,340	—	—	—	—	—	—	—	—	—	—	25,158	7,340

Other Financial Instruments issued in Chile
Deposit promissory notes from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from domestic banks	—	—	—	35,139	—	—	—	—	—	—	—	—	—	—	—	35,139
Deposits in domestic banks	—	—	80,177	173,733	1,854	52	—	—	—	—	—	—	—	—	82,031	173,785
Bonds from other Chilean companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued in Chile	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	80,177	208,872	1,854	52	—	—	—	—	—	—	—	—	82,031	208,924

Financial Instruments issued by Foreign Institutions
Instruments from foreign governments or central bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued by foreing	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total	—	—	105,335	216,212	1,854	52	—	—	—	—	—	—	—	—	107,189	216,264

Securities sold:

The fair value of the financial instruments delivered as collateral by the Bank and its subsidiaries, in sales transactions with repurchase agreement and securities lending as of March 31, 2023 amounts to Ch$107,317 million (Ch$215,781 million in December 2022). In the event that the Bank and its subsidiaries enter into default or bankruptcy, the counterparty is authorized to sell or deliver these investments as collateral.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

22.	Financial liabilities at amortized cost, continued:

(d)	Borrowings from Financial Institutions:

At the end of each period, borrowings from financial institutions are detailed as follows:

	March	December
	2023	2022
	MCh$	MCh$

Domestic banks
Banco Santander	—	2,699
Subtotal domestic banks	—	2,699

Foreign banks
Foreign trade financing
Wells Fargo Bank	243,956	231,311
Bank of Nova Scotia	134,418	142,787
Standard Chartered Bank	83,818	81,828
HSBC	80,682	85,153
Bank of New York Mellon	73,230	77,846
Citibank N.A. United State	60,876	69,810
Bank of America	55,768	80,509
Commerzbank AG	733	348
American Express Bank Gmbh	102	—
Industrial and Commercial Bank of China	—	1,280

Borrowings and other obligations
Wells Fargo Bank	216,641	149,944
Citibank N.A. United Kingdom	209,240	108,017
Standard Chartered Bank	12,761	14,281
Commerzbank AG	104	110
Deutsche Bank AG	—	3,179
Others	53	53
Subtotal foreign banks	1,172,382	1,046,456

Chilean Central Bank (*)	4,348,460	4,348,521

Total	5,520,842	5,397,676

(*)	Financing provided by the Chilean Central Bank to deliver liquidity to the economy and support the credit flow to households and companies, related to the Conditional Credit Facility to Increase Lending (FCIC by its Spanish initials).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

22.	Financial liabilities at amortized cost, continued:

(e)	Debt financial instruments issued:

At the end of each period, the composition of debt financial instruments issued as follows:

	March	December
	2023	2022
	MCh$	MCh$

Letters of credit
Letters of credit for housing	1,968	2,328
Letters of credit for general purposes	36	49

Bonds
Current Bonds	9,334,711	9,265,570
Mortgage bonds	—	—
Total	9,336,715	9,267,947

During the period ended March 31, 2023 Banco de Chile has placed bonds for Ch$242,190 million, which corresponds to Short-Term Current Bonds and Long-Term Bonds for amounts of Ch$78,898 and Ch$163,292 million respectively, according to the following details:

Short-term Current Bonds

Counterparty	Currency	Amount	Annual interest rate %	Issued date	Maturity date
		MCh$

Wells Fargo Bank	USD	39,449	5.65	03/30/2023	08/01/2023
Wells Fargo Bank	USD	39,449	5.65	03/30/2023	07/28/2023
Total as of March 31, 2023		78,898

Long-Term Bonds

Serie	Currency	Amount	Terms Years	Annual interest rate %	Issued date	Maturity date
		MCh$

BCHIGI0322	UF	143,510	13	2.61	01/06/2023	01/06/2036
BCHIDG1116	CLP	9,179	11	6.55	03/16/2023	03/16/2034
BCHIDG1116	CLP	10,603	1	6.55	03/23/2023	03/23/2024
Total as of March 31, 2023		163,292

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

22.	Financial liabilities at amortized cost, continued:

(e)	Debt financial instruments issued, continued:

During the year ended December 31, 2022 Banco de Chile has placed bonds for Ch$1,355,816 million, which corresponds to Short-Term Current Bonds and Long-Term Bonds for amounts of Ch$215,249 and Ch$1,140,567 million respectively, according to the following details:

Short-term Bonds

Counterparty	Currency	Amount	Annual interest rate %	Issued date	Maturity date
		MCh$

Wells Fargo Bank	USD	17,065	1.61	05/18/2022	08/16/2022
Wells Fargo Bank	USD	41,944	1.61	05/19/2022	08/17/2022
Citibank N.A.	USD	8,379	2.25	05/20/2022	11/21/2022
Citibank N.A.	USD	5,028	1.60	05/20/2022	08/22/2022
Wells Fargo Bank	USD	28,702	2.35	06/06/2022	12/06/2022
Citibank N.A.	USD	1,652	2.25	06/09/2022	12/09/2022
Wells Fargo Bank	USD	85,779	5.40	12/13/2022	06/12/2023
Wells Fargo Bank	USD	26,700	5.00	12/19/2022	03/16/2023
Total as of December 31, 2022		215,249

Long-Term Current Bonds

Serie	Currency	Amount	Terms Years	Annual interest rate %	Issued date	Maturity date
		MCh$

BCHIBS0815	UF	15,707	14	3.00	01/05/2022	01/05/2036
BCHIBS0815	UF	15,719	14	3.06	01/20/2022	01/20/2036
BCHICF0815	UF	65,738	17	2.65	03/01/2022	03/01/2039
BCHICP0815	UF	65,883	19	2.80	03/01/2022	03/01/2041
BCHIBS0815	UF	32,583	14	2.60	03/17/2022	03/17/2036
BCHICQ1015	UF	69,443	19	3.20	11/02/2022	11/02/2041
BCHICN0815	UF	69,802	19	3.20	11/02/2022	11/02/2041
BCHICO1215	UF	70,178	19	3.20	11/02/2022	11/02/2041
BCHICK0815	UF	73,568	18	3.20	11/14/2022	11/14/2040
BCHICM1215	UF	18,618	18	3.20	11/18/2022	11/18/2040
BCHIDV1116	UF	9,305	11	4.40	11/21/2022	11/21/2033
BCHIDV1116	UF	37,271	11	4.40	11/22/2022	11/22/2033
BCHIBU0815	UF	20,003	14	3.00	12/02/2022	12/02/2036
BCHIDU0716	UF	36,536	11	4.40	12/02/2022	12/02/2033
BCHICM1215	UF	9,453	18	3.20	12/05/2022	12/05/2040
BCHICM1215	UF	46,318	18	3.20	12/07/2022	12/07/2040
BCHICL1015	UF	74,421	18	3.20	12/07/2022	12/07/2040
BCHIGJ0522	UF	141,320	13	2.70	12/07/2022	12/07/2035
BCHICJ1215	UF	25,912	18	3.20	12/12/2022	12/12/2040
BCHICJ1215	UF	48,099	18	3.20	12/13/2022	12/13/2040
BCHIGK1221	UF	143,020	14	2.70	12/22/2022	12/22/2036
Subtotal UF		1,088,897

BONO PEN	PEN	51,670	20	8.65	03/09/2022	03/09/2042
Subtotal others currency		51,670
Total as of December 31, 2022		1,140,567

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

22.	Financial liabilities at amortized cost, continued:

(e)	Debt financial instruments issued, continued:

As of March 31, 2023 and December 31, 2022, the Bank has not presented defaults in the payment of principal and interest on its debt instruments. Likewise, there have been no breaches of covenants and other commitments associated with the debt instruments issued.

(f)	Other Financial Obligations:

At the end of each period, the composition of other financial obligations as follows:

	March	December
	2023	2022
	MCh$	MCh$

Other Chilean financial obligations	259,831	343,927
Other financial obligations with the Public sector	78	103
Total	259,909	344,030

23.	Financial instruments of regulatory capital issued:

a)	At the end of each period, this item is composed as follows:

	March	December
	2023	2022
	MCh$	MCh$

Subordinated bonds with transitory recognition	—	—
Subordinated bonds	1,029,546	1,010,905

Bonds with no fixed term of maturity	—	—
Preferred stock	—	—
Total	1,029,546	1,010,905

b)	Issuances of regulatory capital financial instruments in the period:

During the period ended March 31, 2023 and December 31, 2022, no issues of regulatory capital financial instruments have been made.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

23.	Financial instruments of regulatory capital issued, continued:

c)	Changes in regulatory capital financial instruments:

	Subordinated bonds	Bonds with no maturity	Preferred shares
	MCh$

Balance as of January 1, 2022	917,510	—	—
Emissions made	—	—	—
Transaction costs	—	—	—
Transaction costs amortization	—	—	—
Accrued interest	31,271	—	—
Acquisition or redemption by the issuer	—	—	—
Modification of the issuance conditions	—	—	—
Interest and UF indexation payments to the holder	(42,866)	—	—
Principal payments to the holder	(15,184)	—	—
Accrued UF indexation	120,174	—	—
Exchange rate differences	—	—	—
Depreciation	—	—	—
Reappraisal	—	—	—
Expiration	—	—	—
Conversion to common shares	—	—	—
Balance as of December 31, 2022	1,010,905	—	—

Balance as of January 1, 2023	1,010,905	—	—
Emissions made	—	—	—
Transaction costs	—	—	—
Transaction costs amortization	—	—	—
Accrued interest	8,134	—	—
Acquisition or redemption by the issuer	—	—	—
Modification of the issuance conditions	—	—	—
Interest and UF indexation payments to the holder	(2,113)	—	—
Principal payments to the holder	(759)	—	—
Accrued UF indexation	13,379	—	—
Exchange rate differences	—	—	—
Depreciation	—	—	—
Reappraisal	—	—	—
Expiration	—	—	—
Conversion to common shares	—	—	—
Balance as of March 31, 2023	1,029,546	—	—

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

23.	Financial instruments of regulatory capital issued, continued:

d)	Below is the detail of the subordinated bonds due as of March 31, 2023 and December 31, 2022:

March 2023
Serie	Currency	Issuance currency amount	Interest rate %	Registration date	Maturity date	Balance due
						MCh$

C1	UF	300,000	7.5	12/06/1999	01/01/2030	5,242
C1	UF	200,000	7.4	12/06/1999	01/01/2030	3,500
C1	UF	530,000	7.1	12/06/1999	01/01/2030	9,352
C1	UF	300,000	7.1	12/06/1999	01/01/2030	5,297
C1	UF	50,000	6.5	12/06/1999	01/01/2030	898
C1	UF	450,000	6.6	12/06/1999	01/01/2030	8,079
D2	UF	1,600,000	4.3	06/20/2002	04/01/2023	2,887
D2	UF	400,000	4.3	06/20/2002	04/01/2023	722
D1	UF	2,000,000	3.6	06/20/2002	04/01/2026	21,751
F	UF	1,000,000	5.0	11/28/2008	11/01/2033	34,795
F	UF	1,500,000	5.0	11/28/2008	11/01/2033	52,192
F	UF	759,000	4.5	11/28/2008	11/01/2033	27,487
F	UF	241,000	4.5	11/28/2008	11/01/2033	8,728
F	UF	4,130,000	4.2	11/28/2008	11/01/2033	152,621
F	UF	1,000,000	4.3	11/28/2008	11/01/2033	36,953
F	UF	70,000	4.2	11/28/2008	11/01/2033	2,595
F	UF	4,000,000	3.9	11/28/2008	11/01/2033	152,700
F	UF	2,300,000	3.8	11/28/2008	11/01/2033	88,162
G	UF	600,000	4.0	11/29/2011	11/01/2036	21,161
G	UF	50,000	4.0	11/29/2011	11/01/2036	1,763
G	UF	80,000	3.9	11/29/2011	11/01/2036	2,842
G	UF	450,000	3.9	11/29/2011	11/01/2036	16,001
G	UF	160,000	3.9	11/29/2011	11/01/2036	5,689
G	UF	1,000,000	2.7	11/29/2011	11/01/2036	40,400
G	UF	300,000	2.7	11/29/2011	11/01/2036	12,120
G	UF	1,360,000	2.6	11/29/2011	11/01/2036	55,117
J	UF	1,400,000	1.0	11/29/2011	11/01/2042	74,487
J	UF	1,500,000	1.0	11/29/2011	11/01/2042	79,924
J	UF	1,100,000	1.0	11/29/2011	11/01/2042	59,050
I	UF	900,000	1.0	11/29/2011	11/01/2040	47,031
				Total subordinated bonds due		1,029,546

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

23.	Financial instruments of regulatory capital issued, continued:

d)	Below is the detail of the subordinated bonds due as of March 31, 2023 and December 31, 2022 continued:

December 2022
Serie	Currency	Issuance currency amount	Interest rate %	Registration date	Maturity date	Balance due
						MCh$

C1	UF	300,000	7.5	12/06/1999	01/01/2030	5,553
C1	UF	200,000	7.4	12/06/1999	01/01/2030	3,707
C1	UF	530,000	7.1	12/06/1999	01/01/2030	9,906
C1	UF	300,000	7.1	12/06/1999	01/01/2030	5,610
C1	UF	50,000	6.5	12/06/1999	01/01/2030	951
C1	UF	450,000	6.6	12/06/1999	01/01/2030	8,555
D2	UF	1,600,000	4.3	06/20/2002	04/01/2023	2,820
D2	UF	400,000	4.3	06/20/2002	04/01/2023	705
D1	UF	2,000,000	3.6	06/20/2002	04/01/2026	21,279
F	UF	1,000,000	5.0	11/28/2008	11/01/2033	33,930
F	UF	1,500,000	5.0	11/28/2008	11/01/2033	50,895
F	UF	759,000	4.5	11/28/2008	11/01/2033	26,835
F	UF	241,000	4.5	11/28/2008	11/01/2033	8,521
F	UF	4,130,000	4.2	11/28/2008	11/01/2033	149,084
F	UF	1,000,000	4.3	11/28/2008	11/01/2033	36,098
F	UF	70,000	4.2	11/28/2008	11/01/2033	2,535
F	UF	4,000,000	3.9	11/28/2008	11/01/2033	149,314
F	UF	2,300,000	3.8	11/28/2008	11/01/2033	86,214
G	UF	600,000	4.0	11/29/2011	11/01/2036	20,686
G	UF	50,000	4.0	11/29/2011	11/01/2036	1,724
G	UF	80,000	3.9	11/29/2011	11/01/2036	2,778
G	UF	450,000	3.9	11/29/2011	11/01/2036	15,645
G	UF	160,000	3.9	11/29/2011	11/01/2036	5,563
G	UF	1,000,000	2.7	11/29/2011	11/01/2036	39,616
G	UF	300,000	2.7	11/29/2011	11/01/2036	11,885
G	UF	1,360,000	2.6	11/29/2011	11/01/2036	54,050
J	UF	1,400,000	1.0	11/29/2011	11/01/2042	73,326
J	UF	1,500,000	1.0	11/29/2011	11/01/2042	78,679
J	UF	1,100,000	1.0	11/29/2011	11/01/2042	58,137
I	UF	900,000	1.0	11/29/2011	11/01/2040	46,304
				Total subordinated bonds due		1,010,905

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

24.	Provisions for contingencies:

(a)	At the end of each period, this item is composed as follows:

	March	December
	2023	2022
	MCh$	MCh$

Provisions for employee benefit obligations	100,476	139,315
Provisions for obligations of customer loyalty and merit programs	30,718	33,609
Provisions for operational risk	2,670	2,838
Provisions of a bank branch abroad for profit remittances to its parent company	—	—
Provisions for reestructuring plans	—	—
Provisions for lawsuits and litigation	—	—
Other provisions for contingencies	264	264
Total	134,128	176,026

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

24.	Provisions for contingencies, continued;

(b)	The following table shows the changes in provisions during the period 2023 and 2022:

	Provisions for employee benefit obligations	Provisions of a bank branch abroad for profit remittances to its parent company	Provisions for reestructuring plans	Provisions for lawsuits and litigation	Provisions for obligations of customer loyalty and merit programs	Provisions for operational risk	Other provisions for contingencies	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2022	106,964	—	—	—	35,937	693	264	143,858
Provisions established	29,466	—	—	—	—	410	—	29,876
Provisions used	(56,595)	—	—	—	—	—	—	(56,595)
Provisions released	—	—	—	—	(3,926)	—	—	(3,926)
Balances as of of March 31, 2022	79,835	—	—	—	32,011	1,103	264	113,213
Provisions established	94,322	—	—	—	1,598	1,735	—	97,655
Provisions used	(34,842)	—	—	—	—	—	—	(34,842)
Provisions released	—	—	—	—	—	—	—	—
Balances as of December 31, 2022	139,315	—	—	—	33,609	2,838	264	176,026
Provisions established	31,539	—	—	—	—	—	—	31,539
Provisions used	(70,378)	—	—	—	—	—	—	(70,378)
Provisions released	—	—	—	—	(2,891)	(168)	—	(3,059)
Balances as of March 31, 2023	100,476	—	—	—	30,718	2,670	264	134,128

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

24.	Provisions for contingencies, continued;

(c)	Provisions for employee benefit obligations:

	March	December
	2023	2022
	MCh$	MCh$

Provision of short-term employee benefits	89,813	128,580
Provision of benefits to employees for contract termination	10,663	10,735
Provisión of benefits to post-employment employees	—	—
Provision of long-term employee benefits	—	—
Provision of share-based employee benefits	—	—
Provisión for obligations for defined contribution post-employment plans	—	—
Provisión for obligations for post-employment defined benefit plans	—	—
Provision for other employee obligations	—	—
Total	100,476	139,315

(d)	Provision of short-term employee benefits:

(i)	Compliance bonuses provision:

	March	March
	2023	2022
	MCh$	MCh$

Balances as of January 1	73,204	53,069
Net provisions established	15,139	15,345
Provisions used	(59,926)	(46,465)
Total	28,417	21,949

(ii)	Vacation provision:

	March	March
	2023	2022
	MCh$	MCh$

Balances as of January 1	41,257	37,010
Net provisions established	2,694	2,359
Provisions used	(2,443)	(2,188)
Total	41,508	37,181

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

24.	Provisions for contingencies, continued;

(d)	Provision of short-term employee benefits, continued:

(iii)	Provision of other benefits to personnel:

	March	March
	2023	2022
	MCh$	MCh$

Balances as of January 1	14,119	10,439
Net provisions established	13,295	11,497
Provisions used	(7,526)	(7,743)
Total	19,888	14,193

(e)	Provision of benefits to employees for contract termination:

(i)	Changes of the provision for employee benefits due to the termination of the employment contract:

	March	March
	2023	2022
	MCh$	MCh$

Present value of the obligations at the beginning of the period	10,735	6,446
Increase in provision	296	257
Benefit paid	(483)	(199)
Effect of change in actuarial factors	115	8
Total	10,663	6,512

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

24.	Provisions for contingencies, continued;

(e)	Provision of benefits to employees for contract termination, continued:

(ii)	Net benefits expenses:

	March	March
	2023	2022
	MCh$	MCh$

Increase (decrease) in provisions	(258)	(148)
Interest cost of benefits obligations	554	405
Effect of change in actuarial factors	115	8
Net benefit expenses	411	265

(iii)	Factors used in the calculation of the provision:

The main assumptions used in the determination of severance indemnity obligations for the Bank’s plan are shown below:

	March 31, 2023	December 31, 2022
	%	%

Discount rate	5.40	5.50
Salary increase rate	5.60	4.80
Payment probability	99.99	99.99

The most recent actuarial valuation of the staff severance indemnities provision was carried out during the first quarter of 2023.

(f)	Employee benefits share-based provision:

As of March 31, 2023 and December 31, 2022, the Bank and its subsidiaries do not have a stock-based compensation plan.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

25.	Provision for dividends, interests and reappraisal of financial instruments of regulatory capital issued:

(a)	The item detail is as follows:

	March	December
	2023	2022
	MCh$	MCh$

Provisions for dividends	130,002	520,158
Provisions for payment of interest on bonds with no fixed maturity date	—	—
Provision for revaluation of bonds without a fixed term of maturity	—	—
Total	130,002	520,158

(b)	The changes at the end of each period are as follows:

	Provisions for dividends	Provisions for payment of interest on bonds with no fixed maturity date	Provision for revaluation of bonds without a fixed term of maturity	Total
	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2022	323,897	—	—	323,897
Provisions established	116,359	—	—	116,359
Provisions used	(323,897)	—	—	(323,897)
Provisions released	—	—	—	—
Balances as of March 31, 2022	116,359	—	—	116,359
Provisions established	403,799	—	—	403,799
Provisions used	—	—	—	—
Provisions released	—	—	—	—
Balances as of December 31, 2022	520,158	—	—	520,158
Provisions used	130,002	—	—	130,002
Provisions released	(520,158)	—	—	(520,158)
Provisions used	—	—	—	—
Balances as of March 31, 2023	130,002	—	—	130,002

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

26.	Special provisions for credit risk:

a)	At the end of each period, this item is composed as follows:

	March	December
	2023	2022
	MCh$	MCh$

Additional loan provisions	700,252	700,252
Provisions for credit risk for contingent loans (*)	56,482	57,377
Provisions for country risk for transactions with debtors with residence abroad	8,830	8,137
Special provisions for loans abroad	—	—
Provisions for adjustments to the minimum provision required for normal portfolio with individual evaluation	—	—
Provisions constituted by credit risk as a result of additional prudential requirements	—	—
Total	765,564	765,766

(*)	The changes of provisions for credit risk for contingent loans is disclosed in Note No. 13 letter f).

b)	The changes of provisions for special credit risk is as follows:

	Additional loan provisions	Provisions for credit risk for contingent loans	Provisions for country risk for transactions with debtors with residence abroad	Total
	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2022	540,252	53,986	7,336	601,574
Provisions established	70,000	—	547	70,547
Provisions used	—	—	—	—
Provisions released	—	(763)	—	(763)
Foreign exchange adjustments	—	(1,769)	—	(1,769)
Balances as of March 31, 2022	610,252	51,454	7,883	669,589
Provisions established	90,000	4,631	254	94,885
Provisions used	—	—	—	—
Provisions released	—	—	—	—
Foreign exchange adjustments	—	1,292	—	1,292
Balances as of December 31, 2022	700,252	57,377	8,137	765,766
Provisions established	—	1	693	694
Provisions used	—	—	—	—
Provisions released	—	—	—	—
Foreign exchange adjustments	—	(896)	—	(896)
Balances as of March 31, 2023	700,252	56,482	8,830	765,564

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

27.	Other Liabilities:

At the end of each period, this item is composed as follows:

	March	December
	2023	2022
	MCh$	MCh$

Accounts payable to third parties	322,833	384,619
Cash guarantees received for derivative financial transactions	279,501	201,846
Creditors for intermediation of financial instruments	251,587	131,106
Obligations for mortgage loans granted to be remit to other banks and/or real estate companies	239,728	203,831
Liability for income from usual activities from contracts with customers	56,658	59,258
Agreed dividends payable	11,689	8,005
VAT debit	5,096	4,744
Outstanding transactions	1,607	1,208
Other cash guarantees received	481	475
Securities to be settled	25	27,198
Other liabilities	29,683	32,738
Total	1,198,888	1,055,028

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

28.	Equity:

(a)	Capital:

(i)	Authorized, subscribed and paid shares:

As of March 31, 2023, the paid-in capital of Banco de Chile is represented by 101,017,081,114 registered shares (101,017,081,114 shares as of December 31, 2022), with no par value, subscribed and fully paid.

	As of March 31, 2023
Corporate Name or Shareholders’s name	Number of Shares	% of Equity Holding

LQ Inversiones Financieras S.A.	46,815,289,329	46.344%
Banchile Corredores de Bolsa S.A.	5,332,957,650	5.279%
Banco Santander on behalf foreign investors	5,271,878,531	5.219%
Inversiones LQ-SM Limitada	4,854,988,014	4.806%
Banco de Chile on behalf State Street	4,749,856,573	4.702%
Banco de Chile on behalf of non-resident third parties	4,627,055,866	4.580%
Ever Chile SPA	1,888,369,814	1.869%
Banco de Chile on behalf Citibank New York	1,727,946,178	1.711%
J P Morgan Chase Bank	1,344,866,308	1.331%
Inversiones Avenida Borgoño SPA	1,190,565,316	1.179%
Ever 1 BAE SPA	1,166,584,950	1.155%
Larraín Vial S.A. Corredora de Bolsa	1,069,600,396	1.059%
Banco Santander Chile	874,056,387	0.865%
BCI Corredores de Bolsa S.A.	611,610,407	0.605%
A.F.P Hábitat S.A. for A Fund	589,252,147	0.583%
A.F.P Cuprum S.A. for A Fund	563,119,886	0.557%
Valores Security S.A. Corredores de Bolsa	539,270,726	0.534%
Inversiones CDP SPA	487,744,912	0.483%
Santander S.A. Corredores de Bolsa Limitada	466,204,250	0.462%
A.F.P Capital S.A. for A Fund	446,650,598	0.442%
Subtotal	84,617,868,238	83.766%
Others shareholders	16,399,212,876	16.234%
Total	101,017,081,114	100.000%

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

28.	Equity, continued:

(a)	Capital, continued:

(i)	Authorized, subscribed and paid shares, continued:

	As of December 31, 2022
Corporate Name or Shareholders’s name	Number of Shares	% of Equity Holding

LQ Inversiones Financieras S.A.	46,815,289,329	46.344%
Banco Santander on behalf foreign investors	5,152,721,486	5.101%
Banchile Corredores de Bolsa S.A.	5,136,168,146	5.084%
Inversiones LQ-SM Limitada	4,854,988,014	4.806%
Banco de Chile on behalf State Street	4,578,821,545	4.533%
Banco de Chile on behalf of non-resident third parties	4,469,302,412	4.424%
Banco de Chile on behalf Citibank New York	2,114,554,951	2.093%
Ever Chile SPA	1,888,369,814	1.869%
Inversiones Avenida Borgoño SPA	1,190,565,316	1.179%
Ever 1 BAE SPA	1,166,584,950	1.155%
Larraín Vial S.A. Corredora de Bolsa	992,600,803	0.983%
J P Morgan Chase Bank	912,758,708	0.904%
Banco Santander Chile	727,463,267	0.720%
A.F.P Cuprum S.A. for A Fund	665,713,252	0.659%
A.F.P Habitat S.A. for A Fund	574,953,861	0.569%
BCI Corredores de Bolsa S.A.	520,057,341	0.515%
Valores Security S.A. Corredores de Bolsa	516,590,290	0.511%
Inversiones CDP SPA	487,744,912	0.483%
A.F.P Capital S.A. for A Fund	475,086,799	0.470%
Santander S.A. Corredores de Bolsa Limitada	462,028,745	0.457%
Subtotal	83,702,363,941	82.860%
Others shareholders	17,314,717,173	17.140%
Total	101,017,081,114	100.000%

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

28.	Equity, continued:

(a)	Capital, continued:

(ii)	Shares:

The following table shows the changes in share from December 31, 2022 to March 31, 2023:

Total
Ordinary Shares
Total shares as of December 31, 2022	101,017,081,114
Total shares as of March 31, 2023	101,017,081,114

(b)	Approval and payment of dividends:

At the Bank Ordinary Shareholders’ Meeting held on March 23, 2023 it was approved the distribution and payment of dividend No. 211 of Ch$8.58200773490 per share of the Banco de Chile, with charge to the net distributable income for the year 2022. The dividends paid in the in the period 2023 amounted to Ch$866,929 million.

At the Bank Ordinary Shareholders’ Meeting held on March 17, 2022 it was approved the distribution and payment of dividend No. 210 of Ch$5.34393608948 per share of the Banco de Chile, with charge to the net distributable income for the year 2021. The dividends paid in the in the period 2022 amounted to Ch$539,827 million.

(c)	Provision for minimum dividends:

The Board of Directors of Banco de Chile agreed for the purposes of minimum dividends, to establish a provision of 60% of the net income resulting from reducing or adding to the net income for the corresponding period, the value effect of the monetary unit of paid capital and reserves, as a result of any change in the Consumer Price Index (CPI) between the month prior to the current month and the month of November of the previous year. The amount to be reduced of the liquid income for the period ended as of March 31, 2023 amounted to Ch$49,281 million.

As indicated, as of March 31, 2023, the amount of the net income determined in accordance with the preceding paragraph is equivalent to Ch$216,670 million (Ch$866,929 million as of December 31, 2022). Consequently, the Bank recorded a provision for minimum dividends under “Provision for dividends, interests and reappraisal of financial instruments of regulatory capital issued” as of March 31, for an amount of Ch$130,002 million (Ch$520,158 million in December 2022), which reflects as a counterpart an equity reduction for the same amount in the item “Retained earnings”.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

28.	Equity, continued:

(d)	Earnings per share:

(i)	Basic earnings per share:

Basic earnings per share are determined by dividing the net income attributable to the Bank ordinary equity holders in a period between the weighted average number of shares outstanding during that period, excluding the average number of own shares held throughout the period.

(ii)	Diluted earnings per share:

In order to calculate the diluted earnings per share, both the amount of income attributable to common shareholders and the weighted average number of shares outstanding, net of own shares, must be adjusted for all the inherent dilutive effects to the potential common shares (stock options, warrants and convertible debt).

Accordingly, the basic and diluted earnings per share as of March 31, 2023 and 2022 were determined as follows:

	March	March
	2023	2022
Basic earnings per share:
Net profits attributable to ordinary equity holders of the bank (in million Chilean pesos)	265,951	291,727
Weighted average number of ordinary shares	101,017,081,114	101,017,081,114
Earning per shares (in Chilean pesos)	2.63	2.89

Diluted earnings per share:
Net profits attributable to ordinary equity holders of the bank (in million Chilean pesos)	265,951	291,727
Weighted average number of ordinary shares	101,017,081,114	101,017,081,114
Assumed conversion of convertible debt	—	—
Adjusted number of shares	101,017,081,114	101,017,081,114
Diluted earnings per share (in Chilean pesos)	2.63	2.89

As of March 31, 2023 and 2022, the Bank does not have instruments that generate dilutive effects.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

28.	Equity, continued:

(e)	Other comprehensive income:

Below is the composition and changes of accumulated other comprehensive income as of March 31, 2023 and 2022:

	Elements that will not be reclassified in profit or loss				Elements that can be reclassified in profit or loss
	New measurements of net defined benefit liability and actuarial results for other employee benefit plans	Fair value changes of equity instruments designated as at fair value through other comprehensive income	Income tax	Subtotal	Fair value changes of financial assets at fair value through other comprehensive income	Cash flow accounting hedge	Participation in other comprehensive income of entities registered under the equity method	Income tax	Subtotal	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Opening balances as of January 1, 2022	(208)	3,590	(913)	2,469	(47,808)	111,694	(21)	(27,595)	36,270	38,739
Other comprehensive income for the period	(8)	74	(18)	48	(5,436)	(64,626)	(6)	16,967	(53,101)	(53,053)
Balances as of March 31, 2022	(216)	3,664	(931)	2,517	(53,244)	47,068	(27)	(10,628)	(16,831)	(14,314)

Opening balances as of January 1, 2023	(338)	3,790	(932)	2,520	268	(103,782)	(190)	31,382	(72,322)	(69,802)
Other comprehensive income for the period	(115)	74	11	(30)	16,791	56,304	(4)	(17,775)	55,316	55,286
Balances as of March 31, 2023	(453)	3,864	(921)	2,490	17,059	(47,478)	(194)	13,607	(17,006)	(14,516)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

28.	Equity, continued:

(f)	Retained earnings from previous years:

During the year 2023, the Ordinary Shareholders Meeting of Banco de Chile agreed to deduct and withhold from the year 2022 liquid income, an amount equivalent to the value effect of the monetary unit of paid capital and reserves according to the variation in the Consumer Price Index, which occurred between November 2021 and November 2022, amounting to Ch$542,504 million.

29.	Contingencies and Commitments:

(a)	The Bank and its subsidiaries have exposures associated with contingent loans and other liabilities according to the following detail:

(a.1)	Contingent loans:

	March	December
	2023	2022
	MCh$	MCh$
Guarantees and sureties
Guarantees and sureties in chilean currency	—	—
Guarantees and sureties in foreing currency	292,707	348,774

Letters of credit for goods circulation operations	439,843	424,195

Debt purchase commitments in local currency abroad	—	—

Transactions related to contingent events
Transactions related to contingent events in chilean currency	2,098,714	2,230,917
Transactions related to contingent events in foreing currency	390,505	466,691

Undrawn credit lines with immediate termination
Balance of lines of credit and agreed overdraft in current account – commercial loans	1,385,613	1,396,659
Balance of lines of credit on credit card – commercial loans	282,775	290,950
Balance of lines of credit and agreed overdraft in current account – consumer loans	1,472,602	1,457,303
Balance of lines of credit on credit card – consumer loans	6,137,885	6,202,951
Balance of lines of credit and agreed overdraft in current account – due from banks loans	—	—

Undrawn credit lines
Balance of lines of credit and agreed overdraft in current account – commercial loans	—	—
Balance of lines of credit on credit card – commercial loans	—	—
Balance of lines of credit and agreed overdraft in current account – consumer loans	—	—
Balance of lines of credit on credit card – consumer loans	—	—
Balance of lines of credit and agreed overdraft in current account – due from banks loans	—	—

Other commitments
Credits for higher studies Law No. 20,027 (CAE)	—	—
Other irrevocable credit commitments	66,834	72,355

Other credit commitments	—	—

Total	12,567,478	12,890,795

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

29.	Contingencies and Commitments, continued:

(a)	The Bank and its subsidiaries have exposures associated with contingent loans and other liabilities according to the following detail continued:

(a.2)	Responsibilities assumed to meet customer needs:

	March	December
	2023	2022
	MCh$	MCh$

Transactions on behalf of third parties
Collections	122,721	174,238
Placement or sale of financial instruments	—	—
Transferred financial assets managed by the bank	—	—
Third-party resources managed by the bank	767,502	766,706
Subtotal	890,223	940,944

Securities custody
Securities safekept by a banking subsidiary	5,402,324	5,593,924
Securities safekept by the Bank	3,487,294	3,646,536
Securities safekept deposited in another entity	14,382,045	14,855,338
Securities issued by the bank	—	—
Subtotal	23,271,663	24,095,798

Total	24,161,886	25,036,742

(b)	Lawsuits and legal proceedings:

(b.1)	Normal judicial contingencies in the industry:

At the date of issuance of these Interim Consolidated Financial Statements, there are legal actions filed against the Bank related with the ordinary course operations. As of March 31, 2023, the Bank maintain provisions for judicial contingencies amounting to Ch$1,799 million (Ch$1,790 million as of December 2022), which are part of the item “Provisions for contingencies” in the Statement of Financial Position.

The estimated end dates of the respective legal contingencies are as follows:

	As of March 31, 2023
	2023	2024	2025	2026	2027	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Legal contingencies	251	1,536	12	—	—	1,799

(b.2)	Contingencies for significant lawsuits in courts:

As of March 31, 2023 and December 31, 2022, there are not significant lawsuits in court that affect or may affect these Interim Consolidated Financial Statements.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

29.	Contingencies and Commitments, continued:

(c)	Guarantees granted by operations:

i.	In subsidiary Banchile Administradora General de Fondos S.A.:

In compliance with Article No, 12 of Law No. 20,712, Banchile Administradora General de Fondos S.A., has designated Banco de Chile as the representative of the beneficiaries of the guarantees it has established, and in such role the Bank has issued bank guarantees totaling UF 3,264,000 maturing January 5, 2024 (UF 4,153,500, maturing on January 6, 2023). The subsidiary took a policy with Mapfre Seguros Generales S.A. for the Real State Funds by a guaranteed amount of UF 885,300.

As of March 31, 2023 and December 31, 2022, the Bank has not guaranteed mutual funds.

ii.	In subsidiary Banchile Corredores de Bolsa S.A.:

For the purposes of ensuring correct and complete compliance with all of its obligations as broker-dealer entity, in conformity with the provisions from Article 30 and subsequent of Law No. 18,045 on Securities Markets, the subsidiary established a guarantee in an insurance policy for UF 20,000, insured by Mapfre Seguros Generales S.A., that matures April 22, 2024, whereby the Securities Exchange of the Santiago Stock Exchange was appointed as the subsidiary’s creditor representative.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

29.	Contingencies and Commitments, continued:

(c)	Guarantees granted by operations, continued:

	March	December
	2023	2022
Guarantees:	MCh$	MCh$
Shares delivered to guarantee forward sales transactions covered simultaneously:
Santiago Securities Exchange, Stock Exchange	16,679	15,840
Electronic Chilean Securities Exchange, Stock Exchange	9,744	10,323

Fixed income securities to guarantee CCLV system:
Santiago Securities Exchange, Stock Exchange	9,938	9,983

Fixed Income securities to guarantee equity short sale and Hedging Loan:
Santiago Securities Exchange, Stock Exchange	—	—

Shares delivered to guarantee equity lending and short-selling:
Santiago Securities Exchange, Stock Exchange	8,018	7,992

Cash guarantees received for operations with derivatives	2,340	743
Cash guarantees for operations with derivatives	5,280	1,443
Cash collateral provided for short sale transactions with pershing	2,442	3.035

Equity securities received for operations with derivatives:
Electronic Chilean Securities Exchange, Stock Exchange	—	273
Depósito Central de Valores S.A.	1,016	1,363

Financial intermediation securities received for operations with derivatives:
Internal custody	67	238

Total	55,524	48,198

In conformity with the internal regulation of the stock exchange in which it participates, and for the purpose of ensuring its proper performance, the Company maintains a pledge in favor of the Santiago Stock Exchange of one million shares of said stock exchange and the same number of shares of the Sociedad de Infraestructuras de Mercado S.A. It also maintains a pledge in favor of the Electronic Exchange for one hundred thousand shares of said Institution.

Banchile Corredores de Bolsa S.A. keeps an insurance policy current with Chubb Seguros Chile S.A. that expires May 2, 2023, this considers matters of employee fidelity, physical losses, falsification or adulteration, and currency fraud with a coverage amount equivalent to US$20,000,000.

It also provided a bank guarantee in the amount of UF 311,400 for the benefits of investors in portfolio management contracts. This bank guarantee is revaluated in UF to fixed term, non-endorsable and has a maturity date of January 8, 2024.

It also provided a cash guarantee in the amount of US$122,494.32 for the purpose of complying with the obligations to Pershing, for any operations conducted through that broker.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

29.	Contingencies and Commitments, continued:

(c)	Guarantees granted by operations, continued:

A guarantee corresponding to UF 10,000 has been constituted, to guarantee compliance with the fund’s investment portfolio management service contract. Said guarantee corresponds to a non-endorsable fixed-term readjustable bond in UF issued by Banco de Chile with validity until January 2, 2026.

iii.	In subsidiary Banchile Corredores de Seguros Ltda.:

According to established in article 58, letter D of D.F.L. 251, as of March 31, 2023 the entity maintains two insurance policies with effect from April 15, 2022 to April 14, 2023 which protect it against of potential damages caused by infractions of the law, regulations and complementary rules that regulate insurance brokers, especially when the non-compliance comes from acts, errors or omissions of the broker, its representatives, agents or dependents that participate in the intermediation.

The policies contracted are:

Matter insured	Amount Insured (UF)

Errors and omissions liability policy	500
Civil liability policy	60,000

(d)	Exempt Resolution No. 270 dated October 30, 2014, the Superintendency of Securities and Insurance (current Commission for the Financial Market) imposed a fine of UF 50,000 to Banchile Corredores de Bolsa S.A. for violations of the second paragraph of article 53 of the Securities Market Law, said company filed a claim with the competent Civil Court requesting the annulment of the fine. On December 10, 2019, a judgement in the case was issued reducing the fine to the amount of UF 7,500. The judgment indicated has been subject to cassation appeals filed by both parties, which are pending before the Illustrious Court of Appeals of Santiago.

The company has not made provisions considering that the Bank’s legal advisors in charge of the procedure estimate that there are solid grounds that the claim filed by Banchile Corredores de Bolsa S.A. can be accepted.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

30.	Interest Revenue and Expenses:

(a)	At the end of the period, the summary of interest is as follows:

	March	March
	2023	2022
	MCh$	MCh$

Interest revenue	773,145	449,518
Interest expenses	(405,228)	(143,303)
Total net interest income	367,917	306,215

(b)	The composition of interest revenue is as follows:

	March	March
	2023	2022
	MCh$	MCh$

Financial assets at amortized cost
Rights by resale agreements and securities lending	1,431	707
Debt financial instruments	3,344	3,273
Loans and advances to Banks	51,245	26,262
Commercial loans	354,290	200,392
Residential mortgage loans	88,883	74,427
Consumer Loans	184,994	127,794
Other financial instruments	11,601	326
Financial assets at fair value through other comprehensive income
Debt financial instruments	86,994	23,030
Other financial instruments	—	—
Income of accounting hedges of interest rate risk	(9,637)	(6,693)
Total	773,145	449,518

(b.1)	At the end of the period, the stock of interest not recognized in income is as follows:

	March	March
	2023	2022
	MCh$	MCh$

Commercial loans	24,018	12,607
Residential mortgage loans	3,004	2,042
Consumer Loans	3,861	1,215
Total	30,883	15,864

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

30.	Interest Revenue and Expenses, continued:

(b)	The composition of interest revenue is as follows continued:

(b.2)	The amount of interest recognized on a received basis for impaired portfolio in the period amounts to:

	March	March
	2023	2022
	MCh$	MCh$

Commercial loans	176	131
Residential mortgage loans	375	235
Consumer Loans	—	—
Total	551	366

(c)	The composition of interest expenses is as follows:

	March	March
	2023	2022
	MCh$	MCh$

Financial liabilities at amortized cost
Current accounts and other demand deposits	521	892
Saving accounts and time deposits	330,896	86,455
Obligations by repurchase agreements and securities lending	5,489	1,415
Borrowings from financial institutions	13,903	6,162
Debt financial instruments issued	57,617	48,316
Other financial obligations	—	—
Lease liabilities	439	457
Financial instruments of regulatory capital issued	8,134	7,417
Income of accounting hedges of interest rate risk	(11,771)	(7,811)
Total	405,228	143,303

(d)	As of March 31, 2023 and 2022, the Bank uses cross currency and interest rate swaps to hedge its position on changes on the fair value of corporate bonds and commercial loans and cross currency swaps to hedge the risk of variability of obligations flows with foreign banks and bonds issued in foreign currency.

	March 2023			March 2022
	Income	Expense	Total	Income	Expense	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Gain from fair value accounting hedges	—	—	—	—	—	—
Loss from fair value accounting hedges	—	—	—	(29)	—	(29)
Gain from cash flow accounting hedges	2,662	15,877	18,539	4,508	9,883	14,391
Loss from cash flow accounting hedges	(12,299)	(4,106)	(16,405)	(11,201)	(2,072)	(13,273)
Net gain on hedge items	—	—	—	29	—	29
Total	(9,637)	11,771	2,134	(6,693)	7,811	1,118

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

31.	UF indexation revenue and expenses:

(a)	At the end of the period, the summary of UF indexation is as follows:

	March	March
	2023	2022
	MCh$	MCh$

UF indexation revenue	227,418	386,218
UF indexation expenses	(141,287)	(199,064)
Total net income from UF indexation	86,131	187,154

(b)	The composition of UF indexation revenue is as follows:

	March	March
	2023	2022
	MCh$	MCh$

Financial assets at amortized cost
Rights by resale agreements and securities lending	—	—
Debt financial instruments	7,655	12,222
Loans and advances to Banks	—	—
Commercial loans	85,706	151,548
Residential mortgage loans	150,035	241,286
Consumer Loans	619	1,375
Other financial instruments	1,041	1,063
Financial assets at fair value through other comprehensive income
Debt financial instruments	8,870	11,505
Other financial instruments	—	—
Income of accounting hedges of UF, IVP, IPC indexation risk	(26,508)	(32,781)
Total	227,418	386,218

(b.1)	At the end of the period, the stock of UF indexation not recognized in results is as follows:

	March	March
	2023	2022
	MCh$	MCh$

Commercial loans	4,271	2,927
Residential mortgage loans	6,779	3,322
Consumer Loans	27	40
Total	11,077	6,289

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

31.	UF indexation revenue and expenses, continued:

(b)	The composition of UF indexation revenue is as follows continued:

(b.2)	The amount of indexation recognized on the basis received by the impaired portfolio in the period amounted to:

	March	March
	2023	2022
	MCh$	MCh$

Commercial loans	261	253
Residential mortgage loans	1,163	565
Consumer Loans	1	1
Total	1,425	819

(c)	The composition of UF indexation expenses is as follows:

	March	March
	2023	2022
	MCh$	MCh$

Financial liabilities at amortized cost
Current accounts and other demand deposits	2,757	7,682
Saving accounts and time deposits	30,112	24,587
Obligations by repurchase agreements and securities lending	—	—
Borrowings from financial institutions	—	—
Debt financial instruments issued	95,039	145,089
Other financial obligations	—	—
Financial instruments of regulatory capital issued	13,379	21,706
Income of accounting hedges of UF, IVP, IPC indexation risk	—	—
Total	141,287	199,064

(d)	As of March 31, 2023 and 2022, the Bank uses cross currency and interest rate swaps to hedge its position on Changes on the fair value of corporate bonds and commercial loans and cross currency swaps to hedge the risk of variability of obligations flows with foreign banks and bonds issued in foreign currency.

	March 2023			March 2022
	Income	Expense	Total	Income	Expense	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Gain from fair value accounting hedges	—	—	—	—	—	—
Loss from fair value accounting hedges	—	—	—	—	—	—
Gain from cash flow accounting hedges	—	—	—	—	—	—
Loss from cash flow accounting hedges	(26,508)	—	(26,508)	(32,781)	—	(32,781)
Net gain on hedge items	—	—	—	—	—	—
Total	(26,508)	—	(26,508)	(32,781)	—	(32,781)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

32.	Income and Expeses from commissions:

The income and expenses for commissions that are shown in the Interim Consolidated Statement of Income for the period is as following:

	March	March
	2023	2022
	MCh$	MCh$

Income from commissions and services rendered
Comissions from debit and credit card services	59,966	53,485
Remuneration from administration of mutual funds, investment funds or others	28,395	29,037
Comissions from collections and payments	18,808	19,939
Comissions from portfolio management	14,124	13,435
Remuneration from brokerage and insurance advisory	9,887	8,450
Comissions from guarantees and letters of credit	8,828	7,872
Use of distribution channel	7,533	6,773
Brand use agreement	7,445	6,573
Comissions from trading and securities management	4,021	4,668
Comissions from credit prepayments	2,467	2,422
Insurance not related to the granting of credits to legal entities	1,919	881
Financial advisory services	1,264	266
Comissions from lines of credit and current account overdrafts	1,220	1,112
Insurance related to the granting of credits to legal entities	515	398
Comissions from factoring operations services	319	327
Loan commissions with letters of credit	26	43
Other commission earned	4,190	5,028
Total	170,927	160,709

Expenses from commissions and services received
Commissions from card transactions	12,690	12,840
Interbank transactions	11,450	8,408
Expenses from obligations of loyalty and merit card customers programs	4,754	3,481
Commissions from use of card brands license	2,144	2,581
Comissions from securities transaction	1,400	1,418
Collections and payments	1,086	1,158
Other commissions from services received	498	583
Total	34,022	30,469

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

33.	Net Financial income (expense):

(a)	The amount of net financial income (expense) shown in the Interim Consolidated Income Statement for the period corresponds to the following concepts:

	March	March
	2023	2022
Financial result from:	MCh$	MCh$

Financial assets held for trading at fair value through profit or loss:
Financial derivative contracts	1,804,209	510,023
Debt Financial Instruments	76,066	36,045
Other financial instruments	7,638	2,112

Financial liabilities held for trading at fair value through profit or loss
Financial derivative contracts	(1,753,446)	(520,810)
Other financial instruments	(682)	1
Subtotal	133,785	27,371

Non-trading financial assets mandatorily measured at fair value through profit or loss:
Debt Financial Instruments	—	—
Other financial instruments	—	—

Financial assets designated as at fair value through profit or loss:
Debt Financial Instruments	—	—
Other financial instruments	—	—

Financial liabilities designated as at fair value through profit or loss:
Current accounts and other demand deposits and savings accounts and other time deposits	—	—
Debt instruments issued	—	—
Others	—	—

Derecognition of financial assets and liabilities at amortized cost and financial assets at fair value through other comprehensive income:
Financial assets at amortized cost	—	—
Financial assets at fair value through other comprehensive income	(117)	508
Financial liabilities at amortized cost	—	—
Financial instruments of regulatory capital issued	—	—
Subtotal	(117)	508

Exchange, indexation and accounting hedging of foreign currency
Gain (loss) from foreign currency exchange	111,397	171,639
Gain (loss) from indexation for exchange rate	(10,148)	(6,571)
Net gain (loss) from derivatives in accounting hedges of foreign currency risk	(131,945)	(136,968)
Subtotal	(30,696)	28,100

Reclassification of financial assets for changes to business models:
From financial assets at amortized cost to financial assets held for trading at fair value through profit or loss	—	—
From financial assets at fair value through other comprehensive income to financial assets held for trading at fair value through profit or loss	—	—

Modifications of financial assets and liabilities:
Financial assets at amortized cost	—	—
Financial assets at fair value through other comprehensive income	—	—
Financial liabilities at amortized cost	—	—
Lease liabilities	—	—
Financial instruments of regulatory capital issued	—	—

Ineffective accounting hedges:
Gain (loss) from ineffective cash flow accounting hedges	—	—
Gain (loss) from ineffective accounting hedges of net investment abroad	—	—

Other type of accounting hedges:
Hedges of other types of financial assets	—	—

Total	102,972	55,979

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

33.	Net Financial income (expense), continued:

(b)	Below is a detail of the income (expense) associated with the changes of provisions constituted for credit risk related to loans and contingent loans denominated in foreign currency, which is reflected in “Exchange, indexation and accounting hedging of foreign currency”.

	March	March
	2023	2022
	MCh$	MCh$

Loans and advances to Banks	38	35
Commercial loans	5,303	7,253
Residential mortgage loans	—	—
Consumer loans	60	73
Contingent loans	896	1,542
Total	6,297	8,903

34.	Income attributable to investments in other companies:

The income obtained from investments in companies detailed in note No. 14 corresponds to the following:

		March	March
Company	Shareholder	2023	2022
		MCh$	MCh$
Associates
Transbank S.A.	Banco de Chile	799	974
Centro de Compensación Automatizado S.A.	Banco de Chile	317	188
Redbanc S.A.	Banco de Chile	169	73
Administrador Financiero del Transantiago S.A.	Banco de Chile	130	82
Sociedad Interbancaria de Depósitos de Valores S.A.	Banco de Chile	61	39
Sociedad Imerc OTC S.A.	Banco de Chile	39	29
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Banco de Chile	20	17
Subtotal Associates		1,535	1,402

Joint Ventures
Servipag Ltda.	Banco de Chile	310	110
Artikos Chile S.A.	Banco de Chile	133	10
Subtotal Joint Ventures		443	120

Minority Investments
Banco Latinoamericano de Comercio Exterior S.A. (Bladex)	Banco de Chile	—	12
Subtotal Minority Investments		—	12
Total		1,978	1,534

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

35.	Result from non-current assets and disposal groups held for sale not admissible as discontinued operations:

	March	March
	2023	2022
	MCh$	MCh$

Net income from assets received in payment or adjudicated in judicial auction
Gain (loss) on sale of assets received in lieu of payment or foreclosed at judicial auction	1,071	1,291
Other income from assets received in payment or foreclosed at judicial auction	11	117
Provisions for adjustments to net realizable value of assets received in lieu of payment or foreclosed at judicial auction	(305)	(42)
Charge-off assets received in lieu of payment or foreclosed at judicial auction	(1,808)	(736)
Expenses to maintain assets received in lieu of payment or foreclosed at judicial auction	(228)	(123)
Non-current assets held for sale
Investments in other companies	—	—
Intangible assets	—	—
Property and equipment	(187)	21
Assets for recovery of assets transferred in financial leasing operations	45	449
Other assets	—	—
Disposal groups held for sale	—	—
Total	(1,401)	977

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

36.	Other operating Income and Expenses:

a)	During the periods 2023 and 2022, the Bank and its subsidiaries present other operating income, according to the following:

	March	March
	2023	2022
	MCh$	MCh$

Expense recovery	5,930	313
Income from investment properties	1,643	1,680
Income from correspondent banks	675	753
Tax management income	287	22
Fiduciary and trustee commissions	25	22
Foreign trade income	24	18
Expense recovery income	26	9
Provision for fixed income instruments	17	13
Revaluation of prepaid monthly payments	—	62
Others income	37	194
Total	8,664	3,086

b)	During the periods 2023 and 2022, the Bank and its subsidiaries present other operating expenses, according to the following:

	March	March
	2023	2022
	MCh$	MCh$

Write-offs for operating risks	6,045	3,009
Expenses for credit operations of financial leasing	743	637
Correspondent banks	666	821
Legal expenses	531	328
Provision for pending operations (90 days)	402	559
Card administration	113	1,220
Expenses for charge-off leased assets recoveries	103	59
Renegotiated loan insurance premium	78	95
Provisions for trials and litigation	60	13
Life ensurance	48	77
Expense of provisions for operational risk	(168)	(20)
Expense recovery from operational risk events	(1,934)	(1,371)
Others expenses	260	252
Total	6,947	5,679

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

37.	Expenses from salaries and employee benefits:

The composition of the expense for employee benefit obligations during the period 2023 and 2022 is as follows:

	March	March
	2023	2022
	MCh$	MCh$

Expenses for short-term employee benefit	125,727	112,557
Expenses for employee benefits due to termination of employment contract	4,951	6,892
Training expenses	1,016	665
Expenses for nursery and kindergarten	363	360
Other personnel expenses	1,961	1,593
Total	134,018	122,067

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

38.	Administrative expenses:

This item is composed as follows:

	March	March
	2023	2022
	MCh$	MCh$
General administrative expenses
Information technology and communications	34,410	28,963
Maintenance and repair of property and equipment	10,141	10,473
External advisory services and professional services fees	4,416	4,298
Surveillance and securities transport services	2,894	2,880
Insurance premiums except to cover operational risk events	2,398	2,059
Office supplies	1,974	2,011
External service of financial information	1,550	1,107
Energy, heating and other utilities	1,369	1,208
Legal and notary expenses	1,208	865
Other expenses of obligations for lease contracts	1,083	1,015
Expenses for short-term leases	1,052	1,119
Postal box, mail, postage and home delivery services	942	876
Representation and travel expenses	730	370
External service of custody of documentation	631	813
Fees for other technical reports	247	172
Fees for review and audit of the financial statements by the external auditor	158	174
Expenses for leases low value	112	129
Fines applied by other agencies	26	178
Other general administrative expenses	7,508	5,853

Outsource services
Technological developments expenses, certification and technology testing	5,001	4,594
Data processing	3,065	1,973
External credit evaluation service	1,632	1,129
External collection service	818	—
External human resources administration services and supply of external personnel	403	398
External cleaning service, casino, custody of files and documents, storage of furniture and equipment	90	84
Call Center service for sales, marketing, quality control customer service	25	22

Board expenses
Board of Directors Compensation	801	703
Other Board expenses	7	2

Marketing	9,748	7,863

Taxes, contributions and other legal charges
Contribution to the banking regulator	3,624	3,389
Real estate contributions	1,279	1,215
Taxes other than income tax	614	510
Municipal patents	434	377
Other legal charges	22	12
Total	100,412	86,834

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

39.	Depreciation and Amortization:

The amounts corresponding to charges to results for depreciation and amortization during the periods 2023 and 2022, are detailed as follows:

	March	March
	2023	2022
	MCh$	MCh$

Amortization of intangibles assets
Other intangible assets arising from business combinations	—	—
Other independently originated intangible assets	6,655	4,829
Depreciation of property and equipment
Buildings and land	2,281	2,329
Other property and equipment	5,302	5,386
Depreciation and impairment of leased assets
Buildings and land	8,285	7,167
Other property and equipment	—	—
Depreciation for improvements in leased real estate as leased of right-to-use assets	236	214
Amortization for the right-to-use other intangible assets under lease	—	—
Depreciation of other assets for investment properties	—	—
Amortization of other assets per activity income asset	—	—
Total	22,759	19,925

40.	Impairment of non-financial assets:

As of March 31, 2023 and 2022, the composition of the item for impairment of non-financial assets is composed as follows:

	March	March
	2023	2022
	MCh$	MCh$

Impairment of intangible assets	—	—
Impairment of property and equipment	(1)	—
Impairment of assets from income from ordinary activities from contracts with customers	30	98
Total	29	98

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

41.	Credit loss expense:

(a)	The composition is as follows:

	March	March
	2023	2022
	MCh$	MCh$

Expense of provisions established for loan credit risk	117,842	43,055
Expense of special provisions for loan credit risk	694	69,784
Recovery of written-off credits	(12,013)	(13,641)
Impairments for credit risk from financial assets at fair value through other comprehensive income	(1,015)	206
Total	105,508	99,404

(b)	Summary of the expense of provisions constituted for credit risk and expense for credit losses:

	Expense of loans provisions constituted in the period
	Normal Portfolio		Substandard Portfolio	Non-Complying Portfolio			Deductible warranty
	Evaluation		Evaluation	Evaluation			Fogape
As of March 31, 2023	Individual	Group	Individual	Individual	Group	Subtotal	Covid-19	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and advances to Banks
Provisions established	3	—	—	—	—	3	—	3
Provisions released	—	—	—	—	—	—	—	—
Subtotal	3	—	—	—	—	3	—	3
Commercial loans
Provisions established	2,028	752	—	7,205	19,349	29,334	—	29,334
Provisions released	—	—	(922)	—	—	(922)	(6,472)	(7,394)
Subtotal	2,028	752	(922)	7,205	19,349	28,412	(6,472)	21,940
Residential mortgage loans
Provisions established	—	—	—	—	3,262	3,262	—	3,262
Provisions released	—	(304)	—	—	—	(304)	—	(304)
Subtotal	—	(304)	—	—	3,262	2,958	—	2,958
Consumer loans
Provisions established	—	15,428	—	—	77,513	92,941	—	92,941
Provisions released	—	—	—	—	—	—	—	—
Subtotal	—	15,428	—	—	77,513	92,941	—	92,941
Expense (release) of provisions for credit risk	2,031	15,876	(922)	7,205	100,124	124,314	(6,472)	117,842

Recovery of written-off credits
Loans and advances to Banks								—
Commercial loans								(2,947)
Residential mortgage loans								(2,555)
Consumer loans								(6,511)
Subtotal								(12,013)
Loan credit loss expenses								105,829

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

41.	Credit loss expense, continued:

(b)	Summary of the expense of provisions constituted for credit risk and expense for credit losses, continued;

	Expense of loans provisions constituted in the period
	Normal Portfolio		Substandard Portfolio	Non-Complying Portfolio			Deductible warranty
	Evaluation		Evaluation	Evaluation			Fogape
As of March 31, 2022	Individual	Group	Individual	Individual	Group	Subtotal	Covid-19	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and advances to Banks
Provisions established	—	—	—	—	—	—	—	—
Provisions released	(53)	—	—	—	—	(53)	—	(53)
Subtotal	(53)	—	—	—	—	(53)	—	(53)
Commercial loans
Provisions established	3,178	8,864	—	5,606	2,706	20,354	—	20,354
Provisions released	—	—	(405)	—	—	(405)	(3,944)	(4,349)
Subtotal	3,178	8,864	(405)	5,606	2,706	19,949	(3,944)	16,005
Residential mortgage loans
Provisions established	—	486	—	—	170	656	—	656
Provisions released	—	—	—	—	—	—	—	—
Subtotal	—	486	—	—	170	656	—	656
Consumer loans
Provisions established	—	9,311	—	—	17,136	26,447	—	26,447
Provisions released	—	—	—	—	—	—	—	—
Subtotal	—	9,311	—	—	17,136	26,447	—	26,447
Expense (release) of provisions for credit risk	3,125	18,661	(405)	5,606	20,012	46,999	(3,944)	43,055

Recovery of written-off credits
Loans and advances to Banks								—
Commercial loans								(3,674)
Residential mortgage loans								(2,740)
Consumer loans								(7,227)
Subtotal								(13,641)
Loan credit loss expenses								29,414

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

41.	Credit loss expense, continued:

(c)	Summary of expense for special provisions for credit risk:

	March	March
	2023	2022
	MCh$	MCh$
Expenses (release) of provisions for contingent loans:
Loans and advances to Banks	—	—
Commercial loans	134	(96)
Consumer loans	(133)	(667)
Expenses form provisions for country risk for transactions with debtors with residence abroad	693	547
Expense of special provisions for loans abroad	—	—
Expenses of additional loan provisions:
Commercial loans	—	70,000
Residential mortgage loans	—	—
Consumer loans	—	—
Expense of other special provisions established for credit risk	694	69,784

42.	Income from discontinued operations:

As of March 31, 2023 and December 31, 2022, the Bank does not maintain income from discontinued operations.

43.	Related Party Disclosures:

Related parties are considered to be those natural or legal persons who are in positions to directly or indirectly have significant influence through their ownership or management of the Bank and its subsidiaries, as set out in the Compendium of Accounting Standards and Chapter 12-4 of the current Compilation of Standards issued by the CMF.

According to the above, the Bank has considered as related parties those natural or legal persons who have a direct participation or through third parties on Bank ownership, where such participation exceeds 5% of the shares, and also people who, regardless of ownership, have authority and responsibility for planning, management and control of the activities of the entity or its subsidiaries. There also are considered as related the companies in which the parties related by ownership or management of the Bank have a share which reaches or exceeds 5%, or has the position of director, general manager or equivalent.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

43.	Related Party Disclosures, continued:

(a)	Assets and liabilities with related parties:

	Related Party Type
Type of current assets and liabilities with related parties As of March 31, 2023	Parent Entity	Other Legal Entity	Key Personnel of the Consolidated Bank	Othe Related Party	Total
ASSETS	MCh$	MCh$	MCh$	MCh$	MCh$
Financial assets held for trading at fair value through profit or loss
Derivative Financial Instruments	—	357,716	—	—	357,716
Debt financial instruments	—	—	—	—	—
Other financial instruments	—	530	—	—	530
Non-trading financial assets mandatorily measured at fair value through profit or loss	—	—	—	—	—
Financial assets designated as at fair value through profit or loss	—	—	—	—	—
Financial assets at fair value through other comprehensive income	—	6,459	—	—	6,459
Derivative Financial Instruments for hedging purposes	—	—	—	—	—
Financial assets at amortized cost
Rights by resale agreements and securities lending	—	—	—	—	—
Debt financial instruments	—	—	—	—	—
Commercial loans	—	411,038	1,421	11,953	424,412
Residential mortgage loans	—	—	16,041	59,093	75,134
Consumer Loans	—	3	1,610	10,696	12,309
Allowances established – Loans	—	(3,460)	(19)	(399)	(3,878)
Other assets	9	208,619	14	119	208,761
Contingent loans	—	195,524	3,445	18,104	217,073

LIABILITIES
Financial liabilities held for trading at fair value through profit or loss
Derivative Financial Instruments	—	414,175	—	11	414,186
Financial liabilities designated as at fair value through profit or loss
Derivative Financial Instruments for hedging purposes	—	9,648	—	—	9,648
Financial liabilities at amortized cost
Current accounts and other demand deposits	232	232,209	1,452	19,984	253,877
Saving accounts and time deposits	104,976	198,033	5,515	27,824	336,348
Obligations by repurchase agreements and securities lending	—	—	—	—	—
Borrowings from financial institutions	—	270,116	—	—	270,116
Debt financial instruments issued	—	—	—	—	—
Other financial obligations	—	—	—	—	—
Lease liabilities	—	10,654	—	—	10,654
Other liabilities	—	152,512	6	141	152,659

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

43.	Related Party Disclosures, continued:

(a)	Assets and liabilities with related parties, continued:

	Related Party Type
Type of current assets and liabilities with related parties As of December 31, 2022	Parent Entity	Other Legal Entity	Key Personnel of the Consolidated Bank	Othe Related Party	Total
ASSETS	MCh$	MCh$	MCh$	MCh$	MCh$
Financial assets held for trading at fair value through profit or loss
Derivative Financial Instruments	—	343,278	—	—	343,278
Debt financial instruments	—	—	—	—	—
Other financial instruments	—	3,354	—	—	3,354
Non-trading financial assets mandatorily measured at fair value through profit or loss	—	—	—	—	—
Financial assets designated as at fair value through profit or loss	—	—	—	—	—
Financial assets at fair value through other comprehensive income	—	16,759	—	—	16,759
Derivative Financial Instruments for hedging purposes	—	—	—	—	—
Financial assets at amortized cost
Rights by resale agreements and securities lending	—	—	—	—	—
Debt financial instruments	—	—	—	—	—
Commercial loans	—	609,155	1,384	12,024	622,563
Residential mortgage loans	—	—	15,221	58,608	73,829
Consumer Loans	—	—	2,068	10,879	12,947
Allowances established – Loans	—	(4,153)	(21)	(401)	(4,575)
Other assets	9	149,096	—	21	149,126
Contingent loans	—	177,834	4,119	17,872	199,825

LIABILITIES
Financial liabilities held for trading at fair value through profit or loss
Derivative Financial Instruments	—	400,984	—	—	400,984
Financial liabilities designated as at fair value through profit or loss	—	—	—	—	—
Derivative Financial Instruments for hedging purposes	—	7,647	—	—	7,647
Financial liabilities at amortized cost
Current accounts and other demand deposits	217	206,465	3,081	6,529	216,292
Saving accounts and time deposits	4,643	274,318	3,815	24,125	306,901
Obligations by repurchase agreements and securities lending	—	—	—	—	—
Borrowings from financial institutions	—	177,827	—	—	177,827
Debt financial instruments issued	—	—	—	—	—
Other financial obligations	—	—	—	—	—
Lease liabilities	—	11,252	—	—	11,252
Other liabilities	—	108,767	517	52	109,336

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

43.	Related Party Disclosures, continued:

(b)	Income and expenses from related party transactions (*):

As of March 31, 2023	Parent Entity	Other Legal Entity	Key personnel of the consolidated Bank	Other Related party	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Interest revenue	—	8,854	132	663	9,649
UF indexation revenue	—	1,882	229	897	3,008
Income from commissions	60	26,084	2	11	26,157
Net Financial income (expense)	—	2,973	—	—	2,973
Other income	—	219	—	—	219
Total Income	60	40,012	363	1,571	42,006

Interest expense	193	1,831	97	631	2,752
UF indexation expenses	—	—	—	—	—
Expenses from commissions	—	10,082	—	—	10,082
Expenses credit losses (gains)	—	(399)	(1)	(18)	(418)
Expenses from salaries and employee benefits	—	19	21,136	31,940	53,095
Administrative expenses	—	4,676	43	926	5,645
Other expenses	—	—	—	4	4
Total Expenses	193	16,209	21,275	33,483	71,160

As of March 31, 2022	Parent Entity	Other Legal Entity	Key personnel of the consolidated Bank	Other Related party	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Interest revenue	—	3,767	91	409	4,267
UF indexation revenue	—	5,488	264	1,068	6,820
Income from commissions	22	28,095	6	8	28,131
Net Financial income (expense)	—	48,893	—	—	48,893
Other income	—	39	—	—	39
Total Income	22	86,282	361	1,485	88,150

Interest expense	77	937	15	91	1,120
UF indexation expenses	—	—	—	18	18
Expenses from commissions	—	8,312	—	—	8,312
Expenses credit losses (gains)	—	(142)	(14)	(142)	(298)
Expenses from salaries and employee benefits	—	—	17,237	27,365	44,602
Administrative expenses	—	5,269	808	17	6,094
Other expenses	—	—	—	2	2
Total Expenses	77	14,376	18,046	27,351	59,850

(*)	This does not constitute a Statement of Income from operations with related parties since the assets with these parties are not necessarily equal to the liabilities and in each of them the total income and expenses are reflected and not those corresponding to matched operations.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

43.	Related Party Disclosures, continued:

(c)	Transactions with related parties:

As of March 31, 2023

	Nature of the relationship with	Description of the transaction			Transactions under equivalence conditions to those transactions with mutual independence		Effect on Income		Effect on Financial position
Company name	the Bank	Type of service	Term	Renewal conditions	between the parties	Amount	Income	Expenses	Accounts receivable	Accounts payable
						MCh$	MCh$	MCh$	MCh$	MCh$

Ionix SPA	Other related parties	IT license services	30 days	Contract	Yes	123	—	123	—	79
		IT support services	30 days	Contract	Yes	120	—	120	—	—
Servipag Ltda.	Joint venture	IT support services	30 days	Contract	Yes	71	—	71	—	362
	Joint venture	Collection services	30 days	Contract	Yes	1,085	—	1,085	—	—
Bolsa de Comercio de Santiago	Other related parties	IT support services	30 days	Contract	Yes	71	—	71	—	—
		Service of financial information	30 days	Contract	Yes	93	—	93	—	—
		Brokerage commission	30 days	Contract	Yes	79	—	79	—	—
Enex S.A.	Other related parties	Rent spaces for ATM	30 days	Contract	Yes	180	—	180	—	284
Redbanc S.A.	Associates	Electronic transaction management services	30 days	Contract	Yes	3,894	—	3,894	—	—
Sistemas Oracle de Chile Ltda.	Other related parties	Software services	30 days	Contract	Yes	73	—	73	—	—
		Computer services	30 days	Contract	Yes	91	—	91	—	—
		IT support services	30 days	Contract	Yes	1,326	—	1,326	—	—
Depósito Central de Valores	Associates	Quality control and custody services	30 days	Contract	Yes	245	—	245	—	42
		Custodial services	30 days	Contract	Yes	324	—	324	—	—
Manantial S.A	Other related parties	General expenses	30 days	Contract	Yes	105	—	105	—	—
		General income	30 days	Contract	Yes	72	—	72	—	12
Nexus S.A.	Other related parties	General income	30 days	Contract	Yes	148	—	148	—	1,615
		Card processing	30 days	Contract	Yes	3,463	—	3,463	—	—
		Computer services	30 days	Contract	Yes	365	—	365	—	—
		Embossing services	30 days	Contract	Yes	198	—	198	—	—
		Customer product delivery services	30 days	Contract	Yes	259	—	259	—	—
		Fraud prevention services	30 days	Contract	Yes	377	—	377	—	—
Sociedad Operadora de la Cámara de Compensación	Associates	Collection services	30 days	Contract	Yes	159	—	159	—	56
Comder Contraparte Central S.A.	Associates	Securities clearing services	30 days	Contract	Yes	222	—	222	—	24
Citigroup Global Markets INC	Other related parties	Brokerage commission	30 days	Contract	Yes	130	—	130	—	8,919
Transbank S.A.	Associates	Card processing	30 days	Contract	Yes	174	—	174	—	69
		Exchange commission	30 days	Contract	Yes	24,689	24,689	—	377	69
Centro de Compensación Automatizado S.A.	Associates	Fraud prevention services	30 days	Contract	Yes	89	—	89	—	261
		Transfer services	30 days	Contract	Yes	606	—	606	—	—
		IT support services	30 days	Contract	Yes	114	—	114	—	—
Citibank	Other related parties	Connectivity business commissions	Quarterly	Contract	Yes	447	447	—	3,290	28,921

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

43.	Related Party Disclosures, continued:

(c)	Transactions with related parties, continued:

As of December 31, 2022

	Nature of the relationship with	Description of the transaction			Transactions under equivalence conditions to those transactions with mutual independence		Effect on Income		Effect on Financial position
Company name	the Bank	Type of service	Term	Renewal conditions	between the parties	Amount	Income	Expenses	Accounts receivable	Accounts payable
						MCh$	MCh$	MCh$	MCh$	MCh$
Ionix SPA	Other related parties	IT license services	30 days	Contract	Yes	440	—	440	—	32
		IT support services	30 days	Contract	Yes	334	—	334	—	—
Canal 13	Other related parties	Advertising service	30 days	Monthly	Yes	584	—	584	—	134
Servipag Ltda.	Joint venture	Software services	30 days	Contract	Yes	768	—	768	—	465
	Joint venture	Collection services	30 days	Contract	Yes	4,405	—	4,405	—	—
Bolsa de Comercio de Santiago	Other related parties	IT support services	30 days	Contract	Yes	259	—	259	—	—
		Service of financial information	30 days	Contract	Yes	335	—	335	—	—
		Brokerage commission	30 days	Contract	Yes	310	—	310	—	—
Enex S.A.	Other related parties	Rent spaces for ATM	30 days	Contract	Yes	168	—	168	—	168
Redbanc S.A.	Associates	Software development	30 days	Contract	Yes	399	—	399	—	1,223
		Electronic transaction management services	30 days	Contract	Yes	13,380	—	13,380	—	—
Sistemas Oracle de Chile Ltda.	Other related parties	Software services	30 days	Contract	Yes	6,029	—	6,029	—	2,281
		IT support services	30 days	Contract	Yes	2,873	—	2,873	—	—
Depósito Central de Valores	Associates	Custodial services	30 days	Contract	Yes	2,230	—	2,230	—	53
Inmobiliaria e inversiones Capitolio S.A.	Other related parties	Space rental	30 days	Contract	Yes	82	—	82	—	—
Tagle y Compañía limitada	Other related parties	Legal services	30 days	Contract	Yes	126	—	126	—	6
Manantial S.A	Other related parties	Materials and supplies	30 days	Contract	Yes	224	—	224	—	15
Radio difusión SPA	Other related parties	Advertising service	30 days	Contract	Yes	105	—	105	—	4
Nexus S.A.	Other related parties	Customer product delivery services	30 days	Contract	Yes	1,185	—	1,185	—	1,679
		Card processing	30 days	Contract	Yes	11,178	—	11,178	—	—
		IT development services	30 days	Contract	Yes	1,565	—	1,565	—	—
		Embossing services	30 days	Contract	Yes	724	—	724	—	—
		Fraud prevention services	30 days	Contract	Yes	1,234	—	1,234	—	—
Artikos Chile S.A.	Joint venture	IT support services	30 days	Contract	Yes	421	—	421	—	17
		IT services	30 days		Yes	340	—	340	—	—
DCV registros S.A	Associates	IT services	30 days	Contract	Yes	275	—	275	—	—
Sociedad Operadora de la Cámara de Compensación	Associates	Collection services	30 days	Contract	Yes	588	—	588	—	56
Comder Contraparte Central S.A.	Associates	Securities clearing services	30 days	Contract	Yes	830	—	830	—	27,198
Bolsa Electrónica de Chile S.A.	Associates	Brokerage commission	30 days	Contract	Yes	153	—	153	—	—
Transbank S.A.	Associates	Processing fees	30 days	Contract	Yes	1,150	—	1,150	—	91
		Exchange commission	30 days	Contract	Yes	94,489	94,489	—	409	—
Centro de Compensación Automatizado S.A.	Associates	Transfer services	30 days	Contract	Yes	2,340	—	2,340	—	378
Citibank	Other related parties	Connectivity business commissions	Quarterly	Contract	Yes	10,583	10,583	—	12,043	—

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

43.	Related Party Disclosures, continued:

(d)	Payments to the Board of Directors and to key personnel of the management of the Bank and its subsidiaries:

	March	March
	2023	2022
Directory:	MCh$	MCh$
Payment of remuneration and attendance fees of the Board of Directors - Bank and its subsidiaries	801	703

Key Personnel of the Management of the Bank and its Subsidiaries:
Payment for benefits to short-term employees	21,136	16,777
Payment for benefits to post-employment employees	—	—
Payment for benefits to long-term employees	—	—
Payment for benefits to employees for termination of employment contract	—	460
Payment to employees based on shares or equity instruments	—	—
Payment for obligations for defined contribution post-employment plans	—	—
Payment for obligations for post-employment defined benefit plans	—	—
Payment for other staff obligations	—	—
Subtotal	21,136	17,237
Total	21,937	17,940

(e)	Composition of the Board of Directors and key personnel of the Management of the Bank and its subsidiaries:

	March	March
	2023	2022
Directory:	No. Executives
Directors – Bank and its subsidiaries	19	19
Key Personnel of the Management of the Bank and its Subsidiaries:
CEO – Bank	1	1
CEOs – Subsidiaries	5	5
Division Managers / Area – Bank	91	97
Division Managers / Area – Subsidiaries	32	31
Subtotal	129	134
Total	148	153

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Fair Value of Financial Assets and Liabilities:

Banco de Chile and its subsidiaries have defined a corporate framework for valuation and control related with the process to the fair value measurement.

Within the established framework includes the Product Control Unit, which is independent of the business areas and reports to the Financial Management Control and Productivity Division Manager. This function befall to the Financial Control, Treasury and Capital Manager, through the Financial Risk Information and Control Section, is responsible for independent verification of price and results of trading (including derivatives) and investment operations and all fair value measurements.

To achieve the appropriate measurements and controls, the Bank and its subsidiaries, take into account at least the following aspects:

(i)	Industry standard valuation.

To value financial instruments, Banco de Chile uses industry standard modeling; quota value, share price, discounted cash flows and valuation of options through Black-Scholes-Merton, according to the case. The input parameters for the valuation correspond to rates, prices and levels of volatility for different terms and market factors that are traded in the national and international market and that are provided by the main sources of the market.

(ii)	Quoted prices in active markets.

The fair value for instruments with quoted prices in active markets is determined using daily quotes from electronic systems information (such as Bolsa de Comercio de Santiago, Bloomberg, LVA and Risk America, etc). This quote represents the price at which these instruments are regularly traded in the financial markets.

(iii)	Valuation techniques.

If no specific quotes are available for the instrument to be valued, valuation techniques will be used to determine the fair value.

Due to, in general, the valuation models require a set of market parameters as inputs, the aim is to maximize information based on observable or price-related quotations for similar instruments in active markets. To the extent there is no information in direct from the markets, data from external suppliers of information, prices of similar instruments and historical information are used to validate the valuation parameters.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Fair Value of Financial Assets and Liabilities, continued:

(iv)	Fair value adjustments.

Part of the fair value process considers three adjustments to the market value, calculated based on the market parameters, including; a liquidity adjustment, a Bid/Offer adjustment and an adjustment is made for credit risk of derivatives (CVA and DVA). Likewise, for certain fixed-income instruments maintained in investment portfolios, the portion of the adjustment at fair value explained by impairment due to credit risk of the counterparty is determined.

The calculation of the liquidity adjustment considers the size of the position in each factor, the particular liquidity of each factor, the relative size of Banco de Chile with respect to the market, and the liquidity observed in transactions recently carried out in the market. In turn, the Bid/Offer adjustment, represents the impact on the valuation of an instrument depending on whether the position corresponds to a long (bought) or a short (sold). To calculate this adjustment is used the direct quotes from active markets or indicative prices or derivatives of similar assets depending on the instrument, considering the Bid, Mid and Offer, respectively. Finally, the adjustment made for CVA and DVA for derivatives corresponds to the credit risk recognition of the issuer, either of the counterparty (CVA) or of Banco de Chile (DVA). Similarly, the determination of credit risk impairment is determined based on the counterparty risk implicit in the instrument’s market rate.

Liquidity value adjustments are made to trading instruments (including derivatives) only, while Bid / Offer adjustments are made for trading instruments and Financial instrument at fair value through Other Comprehensive Income. Adjustments for CVA / DVA are carried out only for derivatives. For its part, credit risk impairment is computed for fixed income instruments measured at fair value through other comprehensive income (FVTOCI) and fixed income instruments measured at amortized cost (held to maturity).

(v)	Fair value control.

A process of independent verification of prices and interest rates is executed daily, in order to control that the market parameters used by Banco de Chile in the valuation of the financial instruments relating to the current state of the market and from them the best estimate derived of the fair value. The objective of this process is to control that the official market parameters provided by the respective business areas, before being entered into the valuation, are within acceptable ranges of differences when compared to the same set of parameters prepared independently by the Financial Risk Information and Control Section. As a result, value differences are obtained at the level of currency, product and portfolio. In the event significant differences exist, these differences are scaled according to the amount of individual materiality of each market factor and aggregated at the portfolio level, according to the grouping levels within previously defined ranges. These ranges are approved by the Finance, International and Financial Risk Committee.

Complementary and in parallel, the Financial Risk Information and Control Section generates and reports on a daily basis Profit and Loss (“P&L”) and Exposure to Market Risks, which allow for proper control and consistency of the parameters used in the valuation.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Fair Value of Financial Assets and Liabilities, continued:

(vi)	Judgmental analysis and information to Management.

In particular cases, where there are no market quotations for the instrument to be valued and there are no prices for similar transactions instruments or indicative parameters, a specific control and a reasoned analysis must be carried out in order to estimate the fair value of the operation. Within the valuation framework described in the Reasonable Value Policy (and its procedure) approved by the Board of Directors of Banco de Chile, a required level of approval is set in order to carry out transactions where market information is not available or it is not possible to infer prices or rates from it.

(a)	Hierarchy of instrument valued at Fair value:

Banco de Chile and its subsidiaries, classify all the financial instruments among the following levels:

Level 1:	These are financial instruments whose fair value is calculated at quoted prices (unadjusted) in extracted from liquid and deep markets. For these instruments there are quotes or prices (return internal rates, quote value, price) the observable market, so that assumptions are not required to determine the value.

In this level, the following instruments are considered: currency futures, debt instruments issued by the Treasury and the Central Bank of Chile, which belong to benchmarks, mutual fund investments and equity shares.

For the instruments of the Central Bank of Chile and the General Treasury of the Republic, all those mnemonics belonging to a Benchmark, in other words corresponding to one of the following categories published by the Santiago Stock Exchange, will be considered as Level 1: Pesos-02, Pesos-03, Pesos-04, Pesos-05, Pesos-07, Pesos-10, UF-02, UF-04, UF-05, UF-07, UF-10, UF-20, UF-30. A Benchmark corresponds to a group of mnemonics that are similar in duration and are traded in an equivalent way, i.e., the price (return internal rates in this case) obtained is the same for all the instruments that make up a Benchmark. This feature defines a greater depth of market, with daily quotations that allow classifying these instruments as Level 1.

In the case of debt issued by the Chilean Government, the internal rate of return of the market is used to discount all flows to present value. In the case of mutual funds and equity shares, the current market price per share, which multiplied by the number of instruments results in the fair value.

The preceding described valuation methodology is equivalent to the one used by the Bolsa de Comercio de Santiago (Santiago Stock Exchange) and correspond to the standard methodology used in the market.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Fair Value of Financial Assets and Liabilities, continued:

(a)	Hierarchy of instrument valued at Fair value continued:

Level 2:	They are financial instruments whose fair value is calculated based on prices other than in quoted in Level 1 that are observable for the asset or liability, directly (that is, as prices or internal rates of return) or indirectly (that is, derived from prices or internal rates of return from similar instruments). These categories include:

a)	Quoted prices for similar assets or liabilities in active markets.

b)	Quoted prices for identical or similar assets or liabilities in markets that are not active.

c)	Inputs data other than quoted prices that are observable for the asset or liability.

d)	Inputs data corroborated by the market.

At this level there are mainly derivatives instruments, debt issued by banks, debt issues of Chilean and foreign companies, issued in Chile or abroad, mortgage claims, financial brokerage instruments and some issuances by the Central Bank of Chile and the General Treasury of the Republic, which do not belong to benchmarks.

To value derivatives, depends on whether they are impacted by volatility as a relevant market factor in standard valuation methodologies; for options the Black-Scholes-Merton formula is used; for the rest of the derivatives, forwards and swaps, discounted cash flows method is used.

For the remaining instruments at this level, as for debt issues of level 1, the valuation is done through cash flows model by using an internal rate of return that can be derived or estimated from internal rates of return of similar securities as mentioned above.

In the event that there is no observable price for an instrument in a specific term, the price will be inferred from the interpolation between periods that have observable quoted price in active markets. These models incorporate various market variables, including the credit quality of counterparties, exchange rates and interest rate curves.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Fair Value of Financial Assets and Liabilities, continued:

(a)	Hierarchy of instrument valued at Fair value continued:

Valuation Techniques and Inputs for Level 2 Instrument:

Type of Financial Instrument	Valuation Method	Description: Inputs and Sources

Local Bank and Corporate Bonds	Discounted cash flows model	Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market.
Model is based on a Base Yield (Central Bank Bonds) and issuer spread.
The model is based on daily prices and risk/maturity similarities between Instruments.
Offshore Bank and Corporate Bonds		Prices are provided by third party price providers that are widely used in the Chilean market.
Model is based on daily prices.
Local Central Bank and Treasury Bonds		Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market.
Model is based on daily prices.
Mortgage Notes		Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market.
Model is based on a Base Yield (Central Bank Bonds) and issuer spread.
The model takes into consideration daily prices and risk/maturity similarities between instruments.
Time Deposits		Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market.
Model is based on daily prices and considers risk/maturity similarities between instruments.
Cross Currency Swaps, Interest Rate Swaps, FX Forwards, Inflation Forwards		Forward Points, Inflation forecast and local swap rates are provided by market brokers that are widely used in the Chilean market.
Offshore rates and spreads are obtained from third party price providers that are widely used in the Chilean market.
Zero Coupon rates are calculated by using the bootstrapping method over swap rates.
FX Options	Black-Scholes Model	Prices for volatility surface estimates are obtained from market brokers that are widely used in the Chilean market.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Fair Value of Financial Assets and Liabilities, continued:

(a)	Hierarchy of instrument valued at Fair value continued:

Level 3:	These are financial instruments whose fair value is determined using non-observable inputs data neither for the assets or liabilities under analysis nor for similar instruments. An adjustment to an input that is significant to the entire measurement can result in a fair value measurement classified within Level 3 of the fair value hierarchy, if the adjustment uses significant non-observable data entry.

The instruments likely to be classified as level 3 are mainly Corporate Debt by Chilean and foreign companies, issued both in Chile and abroad.

Valuation Techniques and Inputs for Level 3 Instrument:

Type of Financial Instrument	Valuation Method	Description: Inputs and Sources
Local Bank and Corporate Bonds	Discounted cash flows model	Since inputs for these types of securities are not observable by the market, we model interest rate of returns for them based on a Base Yield (Central Bank Bonds) and issuer spread. These inputs (base yield and issuer spread) are provided on a daily basis by third party price providers that are widely used in the Chilean market.
Offshore Bank and Corporate Bonds	Discounted cash flows model	Since inputs for these types of securities are not observable by the market, we model interest rate of returns for them based on a Base Yield (US-Libor) and issuer spread. These inputs (base yield and issuer spread) are provided on a weekly basis by third party price providers that are widely used in the Chilean market.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Fair Value of Financial Assets and Liabilities, continued:

(b)	Level chart:

The following table shows the classification by levels, for financial instruments registered at fair value.

	Level 1		Level 2		Level 3		Total
	March	December	March	December	March	December	March	December
	2023	2022	2023	2022	2023	2022	2023	2022
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial Assets held for trading at fair value through profit or loss
Derivative contracts financial:
Forwards	—	—	631,576	565,373	—	—	631,576	565,373
Swaps	—	—	2,170,297	2,389,577	—	—	2,170,297	2,389,577
Call Options	—	—	980	2,321	—	—	980	2,321
Put Options	—	—	4,825	2,758	—	—	4,825	2,758
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	2,807,678	2,960,029	—	—	2,807,678	2,960,029
Debt Financial Instruments:
From the Chilean Government and Central Bank	124,489	28,128	2,270,232	3,031,164	—	—	2,394,721	3,059,292
Other debt financial instruments issued in Chile	—	—	184,707	273,934	62,079	100,519	246,786	374,453
Financial debt instruments issued Abroad	—	—	—	—	—	—	—	—
Subtotal	124,489	28,128	2,454,939	3,305,098	62,079	100,519	2,641,507	3,433,745

Others	4,302	257,325	—	—	—	—	4,302	257,325

Financial Assets at fair value through Other Comprehensive Income
Debt Financial Instruments: (1)
From the Chilean Government and Central Bank	468,946	552,763	2,828,277	1,706,094	—	—	3,297,223	2,258,857
Other debt financial instruments issued in Chile	—	—	1,523,546	1,499,625	86,839	41,283	1,610,385	1,540,908
Financial debt instruments issued Abroad	—	—	163,379	167,627	—	—	163,379	167,627
Subtotal	468,946	552,763	4,515,202	3,373,346	86,839	41,283	5,070,987	3,967,392

Derivative contracts financial for hedging purposes
Forwards	—	—	—	—	—	—	—	—
Swaps	—	—	3,911	27,077	—	—	3,911	27,077
Call Options	—	—	—	—	—	—	—	—
Put Options	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	3,911	27,077	—	—	3,911	27,077
Total	597,737	838,216	9,781,730	9,665,550	148,918	141,802	10,528,385	10,645,568

Financial Liabilities
Financial liabilities held for trading at fair value through profit or loss
Derivative contracts financial:
Forwards	—	—	656,885	535,643	—	—	656,885	535,643
Swaps	—	—	2,277,747	2,560,285	—	—	2,277,747	2,560,285
Call Options	—	—	503	1,665	—	—	503	1,665
Put Options	—	—	4,576	3,889	—	—	4,576	3,889
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	2,939,711	3,101,482	—	—	2,939,711	3,101,482

Others	—	—	2,689	6,271	—	—	2,689	6,271

Derivative contracts financial for hedging purposes
Forwards	—	—	—	—	—	—	—	—
Swaps	—	—	301,515	223,016	—	—	301,515	223,016
Call Options	—	—	—	—	—	—	—	—
Put Options	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	301,515	223,016	—	—	301,515	223,016
Total	—	—	3,243,915	3,330,769	—	—	3,243,915	3,330,769

(1)	As of March 31, 2023, 100% of instruments of Level 3 have denomination “Investment Grade”. Also, 100% of total of these financial instruments correspond to domestic issuers.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Fair Value of Financial Assets and Liabilities, continued:

(c)	Level 3 reconciliation:

The following table shows the reconciliation between the balances at the beginning and at the end of year for those instruments classified in Level 3, whose fair value is reflected in the Interim Consolidated Financial Statements:

	March 2023
	Balance as of January 1, 2023	Gain (Loss) Recognized in Income (1)	Gain (Loss) Recognized in Equity (2)	Purchases	Sales	Transfer from Level 1 and 2	Transfer to Level 1 and 2	Balance as of March 31, 2023
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets held for trading at fair value through profit or loss
Debt Financial Instruments:
Other debt financial instruments issued in Chile	100,519	1,120	—	18,016	(57,576)	—	—	62,079
Subtotal	100,519	1,120	—	18,016	(57,576)	—	—	62,079

Financial Assets at fair value through Other Comprehensive Income
Debt Financial Instruments:
Other debt financial instruments issued in Chile	41,283	325	481	49,517	(1,695)	—	(3,072)	86,839
Subtotal	41,283	325	481	49,517	(1,695)	—	(3,072)	86,839
Total	141,802	1,445	481	67,533	(59,271)	—	(3,072)	148,918

	December 2022
	Balance as of January 1, 2022	Gain (Loss) Recognized in Income (1)	Gain (Loss) Recognized in Equity (2)	Purchases	Sales	Transfer from Level 1 and 2	Transfer to Level 1 and 2	Balance as of December 31, 2022
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets held for trading at fair value through profit or loss
Debt Financial Instruments:
Other debt financial instruments issued in Chile	51,484	902	—	111,960	(63,827)	—	—	100,519
Subtotal	51,484	902	—	111,960	(63,827)	—	—	100,519

Financial Assets at fair value through Other Comprehensive Income
Debt Financial Instruments:
Other debt financial instruments issued in Chile	25,203	(1,477)	4,921	25,044	(12,408)	—	—	41,283
Subtotal	25,203	(1,477)	4,921	25,044	(12,408)	—	—	41,283
Total	76,687	(575)	4,921	137,004	(76,235)	—	—	141,802

(1)	Recorded in income under item “Net Financial income (expense)”.

(2)	Recorded in equity under item “Accumulated other comprehensive income”.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Fair Value of Financial Assets and Liabilities, continued:

(d)	Sensitivity of instruments classified in Level 3 to changes in key assumptions of models:

The following table shows the sensitivity, by type of instrument, of those instruments classified in Level 3 using alternative in key valuation assumptions:

	As of March 31, 2023		As of December 31, 2022
	Level 3	Sensitivity to changes in key assumptions of models	Level 3	Sensitivity to changes in key assumptions of models
	MCh$	MCh$	MCh$	MCh$

Financial Assets held for trading at fair value through profit or loss
Debt Financial Instruments:
Other debt financial instruments issued in Chile	62,079	(882)	100,519	(997)
Subtotal	62,079	(882)	100,519	(997)

Financial Assets at fair value through Other Comprehensive Income
Debt Financial Instruments:
Other debt financial instruments issued in Chile	86,839	(2,059)	41,283	(1,263)
Subtotal	86,839	(2,059)	41,283	(1,263)
Total	148,918	(2,941)	141,802	(2,260)

With the purpose of determining the sensitivity of the financial investments to changes in significant market factors, the Bank has made alternative calculations at fair value, changing those key parameters for the valuation and which are not directly observable in screens. In the case of the financial assets listed in the table above, which correspond to Bank Bonds and Corporate Bonds, it was considered that, since there are no current observables prices, the input prices will be based on brokers’ quotes. The prices are usually calculated as a base rate plus a spread. For Local Bonds it was determined to apply a 10% impact on the price, while for the Off Shore Bonds it was determined to apply a 10% impact only on the spread, since the base rate is covered by interest rate swaps instruments in the so-called accounting hedges. The 10% impact is considered reasonable, taking into account the market performance of these instruments and comparing it against the bid / offer adjustment that is provisioned by these instruments.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Fair Value of Financial Assets and Liabilities, continued:

(e)	Other assets and liabilities:

The following table summarizes the fair values of the Bank’s main financial assets and liabilities that are not recorded at fair value in the Statement of Financial Position. The values shown in this note are not attempt to estimate the value of the Bank’s income-generating assets, nor forecast their future behavior. The estimated fair value is as follows:

	Book Value		Estimated Fair Value
	March	December	March	December
	2023	2022	2023	2022
	MCh$	MCh$	MCh$	MCh$

Assets
Cash and due from banks	2,712,774	2,764,884	2,712,774	2,764,884
Transactions in the course of collection	644,311	772,196	644,311	772,196
Subtotal	3,357,085	3,537,080	3,357,085	3,537,080
Financial assets at amortized cost:
Rights by resale agreements and securities lending	45,895	54,061	45,895	54,061
Debt financial instruments	904,643	902,355	842,246	836,527
Loans and advances to Banks:
Domestic banks	—	—	—	—
Central Bank of Chile	1,300,397	1,801,100	1,300,397	1,801,100
Foreign banks	295,709	373,015	295,969	369,526
Subtotal	2,546,644	3,130,531	2,484,507	3,061,214
Loans to customers, net:
Commercial loans	19,927,387	19,871,510	19,409,728	19,161,774
Residential mortgage loans	11,554,612	11,386,851	11,331,978	11,138,046
Consumer loans	4,758,519	4,658,051	4,793,497	4,608,041
Subtotal	36,240,518	35,916,412	35,535,203	34,907,861
Total	42,144,247	42,584,023	41,376,795	41,506,155

Liabilities
Transactions in the course of payment	551,880	681,792	551,880	681,792
Financial liabilities at amortized cost:
Current accounts and other demand deposits	13,150,631	13,383,232	13,150,631	13,383,232
Saving accounts and time deposits	14,722,088	14,157,141	14,721,657	14,140,995
Obligations by repurchase agreements and securities lending	107,189	216,264	107,189	216,264
Borrowings from financial institutions	5,520,842	5,397,676	5,083,246	4,844,427
Debt financial instruments issued:
Letters of credit for residential purposes	1,968	2,328	2,068	2,466
Letters of credit for general purposes	36	49	37	52
Bonds	9,334,711	9,265,570	9,208,752	9,030,443
Other financial obligations	259,909	344,030	277,227	363,809
Subtotal	43,097,374	42,766,290	42,550,807	41,981,688
Financial instruments of regulatory capital issued:
Subordinate bonds	1,029,546	1,010,905	1,014,173	1,002,250
Total	44,678,800	44,458,987	44,116,860	43,665,730

Other financial assets and liabilities not measured at their fair value, but for which a fair value is estimated, even if not managed based on such value, include assets and liabilities such as placements, deposits and other time deposits, debt issued, and other financial assets and obligations with different maturities and characteristics. The fair value of these assets and liabilities is calculated using the Discounted Cash Flow model and the use of various data sources such as yield curves, credit risk spreads, etc. In addition, due to some of these assets and liabilities are not traded on the market, periodic reviews and analyzes are required to determine the suitability of the inputs and determined fair values.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Fair Value of Financial Assets and Liabilities, continued:

(f)	Levels of other assets and liabilities:

The following table shows the estimated fair value of financial assets and liabilities not valued at their fair value, as of March 31, 2023 and December 31, 2022:

	Level 1 Estimated Fair Value		Level 2 Estimated Fair Value		Level 3 Estimated Fair Value		Total Estimated Fair Value
	March	December	March	December	March	December	March	December
	2023	2022	2023	2022	2023	2022	2023	2022
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Cash and due from banks	2,712,774	2,764,884	—	—	—	—	2,712,774	2,764,884
Transactions in the course of collection	644,311	772,196	—	—	—	—	644,311	772,196
Subtotal	3,357,085	3,537,080	—	—	—	—	3,357,085	3,537,080
Financial assets at amortized cost:
Rights by resale agreements and securities lending	45,895	54,061	—	—	—	—	45,895	54,061
Debt financial instruments	842,246	836,527	—	—	—	—	842,246	836,527
Loans and advances to Banks:
Domestic banks	—	—	—	—	—	—	—	—
Central Bank of Chile	1,300,397	1,801,100	—	—	—	—	1,300,397	1,801,100
Foreign banks	—	—	—	—	295,969	369,526	295,969	369,526
Subtotal	2,188,538	2,691,688	—	—	295,969	369,526	2,484,507	3,061,214
Loans to customers, net:
Commercial loans	—	—	—	—	19,409,728	19,161,774	19,409,728	19,161,774
Residential mortgage loans	—	—	—	—	11,331,978	11,138,046	11,331,978	11,138,046
Consumer loans	—	—	—	—	4,793,497	4,608,041	4,793,497	4,608,041
Subtotal	—	—	—	—	35,535,203	34,907,861	35,535,203	34,907,861
Total	5,545,623	6,228,768	—	—	35,831,172	35,277,387	41,376,795	41,506,155

Liabilities
Transactions in the course of payment	551,880	681,792	—	—	—	—	551,880	681,792
Financial liabilities at amortized cost:
Current accounts and other demand deposits	13,150,631	13,383,232	—	—	—	—	13,150,631	13,383,232
Saving accounts and time deposits	—	—	—	—	14,721,657	14,140,995	14,721,657	14,140,995
Obligations by repurchase agreements and securities lending	107,189	216,264	—	—	—	—	107,189	216,264
Borrowings from financial institutions	—	—	—	—	5,083,246	4,844,427	5,083,246	4,844,427
Debt financial instruments issued:
Letters of credit for residential purposes	—	—	2,068	2,466	—	—	2,068	2,466
Letters of credit for general purposes	—	—	37	52	—	—	37	52
Bonds	—	—	9,208,752	9,030,443	—	—	9,208,752	9,030,443
Other financial obligations	—	—	—	—	277,227	363,809	277,227	363,809
Subtotal	13,257,820	13,599,496	9,210,857	9,032,961	20,082,130	19,349,231	42,550,807	41,981,688
Financial instruments of regulatory capital issued:
Subordinate bonds	—	—	—	—	1,014,173	1,002,250	1,014,173	1,002,250
Total	13,809,700	14,281,288	9,210,857	9,032,961	21,096,303	20,351,481	44,116,860	43,665,730

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Fair Value of Financial Assets and Liabilities, continued:

(f)	Levels of other assets and liabilities, continued:

The Bank determines the fair value of these assets and liabilities according to the following:

●	Short-term assets and liabilities: For assets and liabilities with short-term maturity, it is assumed that the book values approximate to their fair value. This assumption is applied to the following assets and liabilities:

Assets:		Liabilities:

-	Cash and deposits in banks	-	Current accounts and other demand deposits
-	Transactions in the course of collection	-	Transactions in the course of payments
-	Investment under resale agreements and securities loans	-	Obligations under repurchase agreements and securities loans
-	Loans and advance to domestic banks

●	Loans to Customers and Advance to foreign banks: Fair value is determined by using the discounted cash flow model and internally generated discount rates, based on internal transfer rates derived from our internal transfer price process. Once the present value is determined, we deduct the related loan loss allowances in order to incorporate the credit risk associated with each contract or loan. As we use internally generated parameters for valuation purposes, we categorize these instruments in Level 3.

●	Debt financial instruments at amortized cost: The fair value is calculated with the methodology of the Stock Exchange, using the IRR observed in the market. Because the instruments that are in this category correspond to Treasury Bonds that are Benchmark, they are classified in Level 1.

●	Letters of Credit and Bonds: In order to determine the present value of contractual cash flows, we apply the discounted cash flow model by using market interest rates that are available in the market, either for the instruments under valuation or instruments with similar features that fit valuation needs in terms of currency, maturities and liquidity. The market interest rates are obtained from third party price providers widely used by the market. As a result of the valuation technique and the quality of inputs (observable) used for valuation, we categorize these financial liabilities in Level 2.

●	Saving Accounts, Time Deposits, Borrowings from Financial Institutions, Subordinated Bonds and Other borrowings financial: The discounted cash flow model is used to obtain the present value of committed cash flows by applying a bucket approach and average adjusted discount rates that derived from both market rates for instruments with similar features and our internal transfer price process. As we use internally generated parameters and/or apply significant judgmental analysis for valuation purposes, we categorize these financial liabilities in Level 3.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

45.	Maturity according to their remaining Terms of Financial Assets and Liabilities:

The table below details the main financial assets and liabilities grouped in accordance with their remaining maturity, including capitals and accrued interest as of March 31, 2023 and December 31, 2022. As these are for trading and Financial instrument at fair value through other comprehensive income are included at their fair value:

		March 2023
	Demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
Assets	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash and due from banks	2,712,774	—	—	—	2,712,774	—	—	—	—	2,712,774
Transactions in the course of collection	—	644,311	—	—	644,311	—	—	—	—	644,311
Financial assets held for trading at fair value through profit or loss
Derivative contracts financial	—	168,776	279,929	583,270	1,031,975	692,820	356,802	726,081	1,775,703	2,807,678
Debt financial instruments	—	2,641,507	—	—	2,641,507	—	—	—	—	2,641,507
Others	—	4,302	—	—	4,302	—	—	—	—	4,302
Financial assets at fair value through other comprehensive income	—	571,599	513,640	2,441,261	3,526,500	799,455	14,018	731,014	1,544,487	5,070,987
Derivative contracts financial for hedging purposes	—	3,911	—	—	3,911	—	—	—	—	3,911
Financial assets at amortized cost
Rights by resale agreements and securities lending	—	29,137	15,864	894	45,895	—	—	—	—	45,895
Debt financial instruments	—	—	—	—	—	464,959	—	439,684	904,643	904,643
Loans and advances to Banks (*)	—	1,426,428	126,457	43,864	1,596,749	—	—	—	—	1,596,749
Loans to customers, net (*)	—	4,884,781	3,930,266	6,118,367	14,933,414	7,534,675	3,669,648	10,896,078	22,100,401	37,033,815
Total fnancial assets	2,712,774	10,374,752	4,866,156	9,187,656	27,141,338	9,491,909	4,040,468	12,792,857	26,325,234	53,466,572

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

45.	Maturity according to their remaining Terms of Financial Assets and Liabilities, continued:

	March 2023
	Demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
Liabilities	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Transactions in the course of payment	—	551,880	—	—	551,880	—	—	—	—	551,880
Financial liabilities held for trading at fair value through profit or loss
Derivative contracts financial	—	144,242	266,406	510,787	921,435	678,599	414,033	925,644	2,018,276	2,939,711
Others	—	1,154	22	1,513	2,689	—	—	—	—	2,689
Derivative contracts financial for hedging purposes	—	—	—	9,309	9,309	37,689	26,250	228,267	292,206	301,515
Financial liabilities at amortized cost
Current accounts and other demand deposits	13,150,631	—	—	—	13,150,631	—	—	—	—	13,150,631
Saving accounts and time deposits (**)	—	9,878,053	3,357,194	1,010,622	14,245,869	79,630	5,616	591	85,837	14,331,706
Obligations by repurchase agreements and securities lending	—	105,335	1,854	—	107,189	—	—	—	—	107,189
Borrowings from financial institutions	—	478,951	406,490	3,397,584	4,283,025	1,237,817	—	—	1,237,817	5,520,842
Debt financial instruments issued
Letters of credit	—	188	371	467	1,026	562	68	348	978	2,004
Bonds	—	98,091	361,246	1,019,391	1,478,728	2,012,344	2,087,250	3,756,389	7,855,983	9,334,711
Other financial obligations	—	259,834	17	47	259,898	11	—	—	11	259,909
Lease liabilities	—	2,771	5,479	16,452	24,702	27,924	19,294	20,273	67,491	92,193
Financial instruments of regulatory capital issued	—	6,797	108,014	6,193	121,004	20,827	12,893	874,822	908,542	1,029,546
Total financial liabilities	13,150,631	11,527,296	4,507,093	5,972,365	35,157,385	4,095,403	2,565,404	5,806,334	12,467,141	47,624,526

Mismatch	(10,437,857)	(1,152,544)	359,063	3,215,291	(8,016,047)	5,396,506	1,475,064	6,986,523	13,858,093	5,842,046

(*)	These balances are presented without deduction of their respective provisions, which amount to Ch$793,297 million for loans to customers and Ch$643 million for borrowings from financial institutions.

(**)	Excludes term saving accounts, which amount to Ch$390,382 million.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

45.	Maturity according to their remaining Terms of Financial Assets and Liabilities, continued:

	December 2022
	Demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
Assets	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash and due from banks	2,764,884	—	—	—	2,764,884	—	—	—	—	2,764,884
Transactions in the course of collection	—	772,196	—	—	772,196	—	—	—	—	772,196
Financial assets held for trading at fair value through profit or loss
Derivative contracts financial	—	174,943	243,091	637,830	1,055,864	701,848	415,817	786,500	1,904,165	2,960,029
Debt financial instruments	—	3,433,745	—	—	3,433,745	—	—	—	—	3,433,745
Others	—	257,325	—	—	257,325	—	—	—	—	257,325
Financial assets at fair value through other comprehensive income	—	71,345	231,925	2,143,838	2,447,108	718,241	80,008	722,035	1,520,284	3,967,392
Derivative contracts financial for hedging purposes	—	—	—	15,863	15,863	443	8,052	2,719	11,214	27,077
Financial assets at amortized cost
Rights by resale agreements and securities lending	—	35,549	14,324	4,188	54,061	—	—	—	—	54,061
Debt financial instruments	—	—	—	—	—	16,280	445,624	440,451	902,355	902,355
Loans and advances to Banks (*)	—	1,904,367	63,396	207,029	2,174,792	—	—	—	—	2,174,792
Loans to customers, net (*)	—	4,940,664	2,937,024	6,830,834	14,708,522	7,403,768	3,752,730	10,829,784	21,986,282	36,694,804
Total financial assets	2,764,884	11,590,134	3,489,760	9,839,582	27,684,360	8,840,580	4,702,231	12,781,489	26,324,300	54,008,660

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

45.	Maturity according to their remaining Terms of Financial Assets and Liabilities, continued:

	December 2022
	Demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
Liabilities	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Transactions in the course of payment	—	681,792	—	—	681,792	—	—	—	—	681,792
Financial liabilities held for trading at fair value through profit or loss
Derivative contracts financial	—	167,937	222,880	588,342	979,159	692,759	465,828	963,736	2,122,323	3,101,482
Others	—	4,355	1,916	—	6,271	—	—	—	—	6,271
Derivative contracts financial for hedging purposes	—	—	—	1,462	1,462	20,240	15,639	185,675	221,554	223,016
Financial liabilities at amortized cost
Current accounts and other demand deposits	13,383,232	—	—	—	13,383,232	—	—	—	—	13,383,232
Saving accounts and time deposits (**)	—	9,342,195	2,962,617	1,324,088	13,628,900	113,901	5,940	655	120,496	13,749,396
Obligations by repurchase agreements and securities lending	—	216,212	52	—	216,264	—	—	—	—	216,264
Borrowings from financial institutions	—	289,675	84,391	675,089	1,049,155	4,348,521	—	—	4,348,521	5,397,676
Debt financial instruments issued						—	—	—
Letters of credit	—	338	364	528	1,230	744	39	364	1,147	2,377
Bonds	—	38,469	173,248	1,248,410	1,460,127	1,895,121	2,282,248	3,628,074	7,805,443	9,265,570
Other financial obligations	—	343,943	11	54	344,008	22	—	—	22	344,030
Lease liabilities	—	2,618	7,644	17,353	27,615	27,634	15,009	19,111	61,754	89,369
Financial instruments of regulatory capital issued	—	1,153	—	117,262	118,415	20,157	12,345	859,988	892,490	1,010,905
Total fnancial liabilities	13,383,232	11,088,687	3,453,123	3,972,588	31,897,630	7,119,099	2,797,048	5,657,603	15,573,750	47,471,380

Mismatch	(10,618,348)	501,447	36,637	5,866,994	(4,213,270)	1,721,481	1,905,183	7,123,886	10,750,550	6,537,280

(*)	These balances are presented without deduction of their respective provisions, which amount to Ch$778,392 million for loans to customers and Ch$677 million for borrowings from financial institutions.
(**)	Excludes term saving accounts, which amount to Ch$407,745 million.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

46.	Financial and Non-Financial Assets and Liabilities by Currency:

As of March 31, 2023	CLP	CLF	FX Indexation	USD	COP	GBP	EUR	CHF	JPY	CNY	Others	TOTAL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Financial assets	26,374,679	19,850,898	111,064	6,031,016	—	48,951	189,082	3,246	16,018	31,772	15,906	52,672,632
Non-Financial assets	1,874,054	27,716	6,575	365,675	—	—	719	—	—	—	—	2,274,739
Total Assets	28,248,733	19,878,614	117,639	6,396,691	—	48,951	189,801	3,246	16,018	31,772	15,906	54,947,371

Liabilities
Financial liabilities	30,029,268	10,490,839	480	6,035,745	—	33,917	198,469	343,748	180,109	8,779	693,554	48,014,908
Non-Financial liabilities	1,641,210	244,886	380	338,122	—	72	4,808	12	49	—	133	2,229,672
Total Liabilities	31,670,478	10,735,725	860	6,373,867	—	33,989	203,277	343,760	180,158	8,779	693,687	50,244,580

Mismatch of Financial Assets and Liabilities (*)	(3,654,589)	9,360,059	110,584	(4,729)	—	15,034	(9,387)	(340,502)	(164,091)	22,993	(677,648)	4,657,724

(*)	This value does not consider non-financial assets and liabilities and the notional values of derivative instruments, which are disclosed at fair value.

As of December 31, 2022	CLP	CLF	FX Indexation	USD	COP	GBP	EUR	CHF	JPY	CNY	Others	TOTAL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Financial assets	27,002,192	19,662,498	118,265	6,164,921	—	40,693	191,526	2,646	13,243	14,491	19,116	53,229,591
Non-Financial assets	1,676,512	25,186	4,625	318,509	—	23	911	—	—	—	5	2,025,771
Total Assets	28,678,704	19,687,684	122,890	6,483,430	—	40,716	192,437	2,646	13,243	14,491	19,121	55,255,362

Liabilities
Financial liabilities	29,120,086	10,560,342	233	6,624,182	—	23,466	237,470	364,359	194,286	3,485	751,216	47,879,125
Non-Financial liabilities	1,981,737	209,270	355	323,996	—	28	2,106	56	37	117	208	2,517,910
Total Liabilities	31,101,823	10,769,612	588	6,948,178	—	23,494	239,576	364,415	194,323	3,602	751,424	50,397,035

Mismatch of Financial Assets and Liabilities (*)	(2,117,894)	9,102,156	118,032	(459,261)	—	17,227	(45,944)	(361,713)	(181,043)	11,006	(732,100)	5,350,466

(*)	This value does not consider non-financial assets and liabilities and the notional values of derivative instruments, which are disclosed at fair value.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report:

(1)	Introduction:

Banco de Chile seeks to maintain a risk profile that ensures the sustainable growth that is aligned with its strategic objectives, maximizing value creation and guarantee its long-term solvency.

Our risk management policies are established in order to identify and analyze the risks faced by the Bank, set appropriate risk limits, alerts and controls, monitor risks and compliance with limits and alerts in order to carry out the necessary action plans. Through its administration policies and procedures, the Bank develops a disciplined and constructive control environment. Policies as well as risk management standards, procedures and systems are regularly reviewed.

For this, the Bank has teams with extensive experience and knowledge in each area associated with risks, ensuring comprehensive and consolidated management of the same, including the Bank and its subsidiaries.

(a)	Risk Management Structure

Credit, Market and Operational Risk Management are at the all levels of the Organization, with a Corporate Governance structure that recognizes the relevance of the different risk areas that exist.

The Board of Directors of Banco de Chile is responsible for establishing the policies, the risk appetite framework, the guidelines for the development, validation and monitoring of models. Likewise, it approves the provision models, the Additional Provisions Policy and pronounces annually on the sufficient provisions. Also, it ratifies the strategies, policies, functional structure and comprehensive management model of Operational Risk and is in charge of guaranteeing the consistency of this model with the Bank’s strategy, ensuring proper implementation of the model in the organization. Along with this, it establishes the Subsidiary Risk Control Policy, describing the supervision scheme that the Bank applies to the relevant subsidiaries to control the risks that affect them. For its part, the Administration is responsible both for the establishment of standards and associated procedures as well as for the control and compliance with the disposed by the Board of Directors, ensuring that there is consistency between the criteria applied by the Bank and its subsidiaries, maintaining strict coordination at the corporate level and informing the Board of Directors in the defined instances.

The Bank’s Corporate Governance considers the active participation of the Board, acting directly or through different committees made up of Directors and Senior Management. It is permanently informed of the evolution of the different risk areas, participating through its Finance, International and Financial Risk, Credit, Portfolio Risk Committee and Higher Operational Risk Committee, in which the status of credit, market and operational risks are reviewed. These committees are described in the next paragraphs.

Risk Management is developed jointly by the Wholesale Credit Risk Division, the Retail Credit Risk and Global Risk Control Division and the Cybersecurity Division, which constitute the corporate risk governance structure, which by having highly experienced and specialized teams, together with a robust regulatory framework, allow optimal and effective management of the matters they address.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(1)	Introduction, continued:

(a)	Risk Management Structure, continued:

The Wholesale Credit Risk Division and the Retail Credit Risk and Global Risk Control Division are responsible for credit risk in the admission, monitoring and recovery phases for the different business segments. Additionally, the Wholesale Credit Risk Division has under its supervision the Market Risk Management that performs the function of measuring, limiting, controlling and reporting said risk together with the definition of valuation and management standards for the Bank’s assets and liabilities.

In turn, in the Retail Credit Risk and Global Risk Control Division, the Admissions Area, among its functions, develops the regulatory framework in matters of credit risk, and the Risk Models Area, which develops the different methodologies related to credit risk. Likewise, in this Division, model monitoring, validation and model risk management are carried out by the respective Areas that deal with these matters, ensuring the independence of the function.

This Division also has the Operational Risk and Business Continuity Management, in charge of managing and supervising the application of the policies, rules and procedures in each of these areas within the Bank and Subsidiaries. For purposes, the Operational Risk Management is in charge of guaranteeing the identification and efficient management of operational risks and promoting a culture in terms of risks to prevent financial losses and improve the quality of the processes, as well as proposing continuous improvements to risk management, aligned with business objectives. In addition to the above, the Business Continuity Management aims to manage the strategy and control of business continuity in the operational and technological field for the Bank, maintaining alternative operation plans and controlled tests to reduce the impact of disruptive events that may affect the organization. Both in Operational Risk and in Business Continuity, its methodologies, controls and scope are applied at the Banco de Chile level and are replicated in the subsidiaries, guaranteeing their homologation to the Bank’s global management model.

For its part, the Cybersecurity Division is responsible for defining, implementing and reporting the progress of the Strategic Cybersecurity Plan in line with the Bank’s business strategy, one of its main focuses being to protect internal information, that of its customers and collaborators.

This Division is comprises by the Cybersecurity Engineering Management, the Cyber Defense Management and the Strategic Management Deputy Management. The Technological Risk Management and the Cybersecurity Assurance Deputy Management also constitute it, as control units. By the end of 2022, the Advanced Cyber Intelligence and Analytics Unit was implemented. Numeral 5 of this Note describes the responsibilities of the indicated managers and deputy managers.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(1)	Introduction, continued:

(a)	Risk Management Structure, continued:

(i)	Finance, International and Financial Risk Committee

This committee functions are to design policies and procedures related to price and liquidity risk; design a structure of limits and alerts of financial exposures, review the proposal to the Board of Directors of the Risk Appetite Framework, and ensure a correct and timely measurement, control and reporting thereof; track exposures and financial risks; analyze impacts on the valuation of operations and / or results due to potential adverse movements in the values of market variables or liquidity narrowness; review the stress test assumptions and establish action plans where appropriate; ensure the existence of independent units that value financial positions, and analyze the results of financial positions; review and approve the Comprehensive Risk Measurement in the area of market and liquidity risk; track the international financial exposure of liabilities; review the main credit exposures of Treasury products (derivatives, bonds); ensure that the management guidelines for price and liquidity risks in subsidiaries are consistent with those of the Bank, and be aware of the evolution of their main financial risks.

The Finance, International and Financial Risk Committee, session monthly and is comprises by the Chairman of the Board, four Directors or Advisors to the Board, General Manager, Financial Management Control and Productivity Division Manager, Wholesale Credit Risk Division Manager, Treasury Division Manager and Market Risk Area Manager. If deemed appropriate, the Committee may invite certain persons to participate, on a permanent or occasional basis, in one or more sessions.

(ii) Credit Committees

The credit approval process is done mainly through various credit committees, which are composed of qualified professionals and with the sufficient attributions to take decisions required.

Each committee is responsible for defining the terms and conditions under which the Bank accepts counterparty risks and the Wholesale Credit Risk and Retail Credit Risk Divisions and Global Risk Control participate independently and autonomously of the commercial areas. They are constituted according to the commercial segments and the amounts to approve and have different meeting periodicities.

Within the risk management structure of the Bank, the maximum approval instance is the Credit Committee of Directors. Sessions weekly and is comprises by the Chairman of the Board, regular and alternate directors, General Manager and the Wholesale Credit Risk Division Manager. This Committee is responsible for knowing, analyzing and resolving all credit operations associated with clients and / or economic groups whose total amount subject for approval is equal to or greater than UF 750,000. It also has to know, analyze and resolve all those credit operations that, in accordance with the established in the Bank’s internal rules, must be approved by this Committee, with the exception of the special powers delegated by the Board to the Administration.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(1)	Introduction, continued:

(a)	Risk Management Structure, continued:

(iii)	Portfolio Risk Committee

The main function is to know the evolution of the composition, concentration and risk of the loan portfolio of the different banks and segments, covering the complete cycle of credit risk management with the processes of admission, monitoring and recovery of the credits granted. Review the main debtors and the different risk indicators of the portfolio, proposing differentiated management strategies. Approves and proposes to the Board the different credit risk policies. It is responsible for reviewing, approving and recommending to the Board of Directors, for its final approval, the different portfolio evaluation methodologies, provision models and methodologies associated with capital management. It is also responsible for reviewing and analyzing the adequacy of provisions for the different banks and segments. Also to review the guidelines and methodological advances for the development of internal models of credit risk, together with monitoring the concentration by sectors and segments according to the sectoral limits policy. Reviews and approves both the Comprehensive Risk Measurement (CRM) and the Credit Risk Appetite Framework (RAF) in the area of credit risk, ensuring their due approval by the Board of Directors. Defines the metrics that are part of the Risk Appetite Framework and their acceptable levels. Verifies the consistency of the credit risk policies of the subsidiaries in relation to those of the Bank, controls them globally and becomes aware of the credit risk management carried out by the subsidiaries. In general, know and analyze any relevant aspect in matters of Credit Risk in the portfolio of Banco de Chile.

The Portfolio Risk Committee meets monthly and is comprises by the Chairman of the Board, two regular and alternate Directors, General Manager, Wholesale Credit Risk Division Manager, Retail Credit Risk Division Manager and Global Risk Control, Commercial Division Manager, Risk Management and Information Control Manager.

(iv) Technical Committee for the Supervision of Internal Models

The main function of the Committee is to provide a framework of methodological guidelines for the Development, Follow-up and Documentation of the mathematical models that are used in the massive segments for credit risk management, such as Management Models (Admission, Follow-up, Collection and Rating, among others) and the regulatory models (Stress Testing, Capital and Provisions, specific for credit risk or additional, under local or international regulations), among others. The Committee may exceptionally evaluate alternative methodologies, other than those related to credit risk, at the request of its Chairman.

The Committee has the functions of defining the main criteria and guidelines to be used for the construction of new models; Review and approve methodologies associated with non-regulatory models (eg admission, collection), which must be submitted for the consideration of the Portfolio Risk Committee, so that it can rule on their ratification; In the case of regulatory models, the Technical Committee is limited to their review, leaving approval in the hands of the Portfolio Risk Committee and the Board of Directors. Establish minimum standards to monitor the quality of internal models. Establish the minimum standards to document the different areas related to the development, construction, monitoring, and operation of the models.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(1)	Introduction, continued:

(a)	Risk Management Structure, continued:

(iv)	Technical Committee for the Supervision of Internal Models, continued:

In terms of its composition, it is comprises by the manager of the Retail Credit Risk and Global Risk Control Division, the managers of the Risk Monitoring, Studies and Management, People Business Development, Risk Models Areas, Retail Monitoring and Models, and the Deputy Managers of Big Data and Regulatory Systems, of Models Validation, of Pre-approved Admission, of Regulatory Models, Management Models and Provisions and a Head of People Risk Department who acts as secretary. The Committee meets monthly.

(v)	Operational Risk Higher Committee

It is enforceable and is empowered to sanction the necessary changes in the processes, procedures, controls and computer systems that support the operation of the Bank, in order to mitigate its operational risks, ensuring that the different areas properly manage and control these risks. Additionally, it must be aware of the operational risk management carried out by the subsidiary companies and reported in their respective Operational Risk Committee, including the issues of Information Security and Business Continuity. Likewise, know the corrective measures adopted in the event of deviations or contingency scenarios that could affect the subsidiaries and/or the Bank in this type of risk.

The Operational Risk Higher Committee is comprises by the Chairman of the Board, three Directors, regular or alternate, appointed by the Bank’s Board of Directors, General Manager, Retail Credit Risk Divisions and Global Risk Control Manager, Operations and Technology Division Manager, Commercial Division Manager, Cybersecurity Division Manager, Marketing and Digital Banking Division Manager and Operational Risk Manager. The Committee meets monthly and can be summoned in an extraordinary manner.

(vi)	Operational Risk Committee

It is empowered to trigger the necessary changes in the processes, procedures, controls and information systems that support the operation of Banco de Chile, in order to mitigate its operational risks, ensuring that the different areas properly manage and control these risks.

The Operational Risk Committee is comprises by the Retail Credit Risk Divisions and Global Risk Control Manager, Financial Management Control and Productivity Division Manager, Cybersecurity Division Manager, Operational Risk Manager, Technological Risk Manager, Business Continuity Manager, Operations Area Manager, Planning and PMO Manager, Customer Area Manager, Large Companies Group Manager, Customer Service Manager, Chief Attorney and Operational Risk Management Deputy Manager. The Committee session monthly and can be summoned extraordinarily.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(1)	Introduction, continued:

(a)	Risk Management Structure, continued:

(vii)	Capital Management Committee

This committee meets quarterly and is comprised by two members of the Board of Directors; the General Manager; the Financial Management Control and Productivity Division Manager; the Wholesale Credit Risk Division Manager; the Retail Credit Risk and Global Risk Control Division Manager; and the Treasury and Capital Financial Control Area Manager. The Presidency of the Committee is in charge of a member of the board of Directors. In case of absence of the Chairman, he is subrogated by the other member of the board of Directors.

The Capital Management Committee’s main function is to monitor and supervise the capital management of the Bank and its subsidiaries, and ensure its compliance in accordance with the Corporate Capital Management Policy and related regulations, being responsible for: (i) review and propose to the Board of Directors, for its approval, the Corporate Capital Management Policy, at least annually, (ii) review and approve the governance documentation associated with capital management, at least annually, (iii) ensure that the Bank has sufficient capital to meet both its current needs and those arising from stress scenarios, over a three-year horizon, (iv) review and approve, on an annual basis, the Capital Plan and propose Internal Capital Objectives, for their subsequent approval by the Board of Directors, (v) review and approve the Comprehensive Risk Measurement (CRM) and the Business and Capital Risk Appetite Framework (RAF), (vi) review and approve the results of the Stress Tests (previously approved by the specialized Committees), in their integrated version, for inclusion in the Capital Plan, as well as the Bank’s CRM and RAF, in their integrated versions, and propose adjustments to the Specialized Committees if deemed necessary, (vii) review and propose to the Board of Directors, for its approval, the Effective Equity Self-Assessment Report, (viii) periodically monitor the different metrics defined for the Bank’s capital management, as well as the variables that affect those parameters, (ix) keep the Board of Directors informed of compliance with the Capital Plan, the Bank’s Integrated RAF, including the Business and Capital RAF, as well as the evolution of the variables that affect capital management, (x) propose the activation and supervise the execution of the Contingency Plans associated with non-compliance with the RAF for Businesses and Capital, prior to their approval by the Board of Directors, as well as reviewing their updates annually, (xi) know and approve the methodologies and criteria used in regulatory and internal measurements related to capital management, and risk management with an impact on capital, associated with Pillars 1 and 2 of Basel, (xii) know and approve the information disclosed to the market within the framework of Pillar 3 of Basel, (xiii) review the results of the validation of the models associated with capital management and quarterly monitor the status of the observations generated from the validations, (xiv) be aware of the results of the internal control evaluation of the Capital Self-Assessment Process, prior to the issuance of the Total or Regulatory Capital Self-Assessment Report.

(b)	Internal Audit

The risk management processes of the entire Bank are permanently audited by the Internal Audit Area, which examines the sufficiency of the procedures and their compliance. Internal Audit discusses the results of all evaluations with the administration and reports its findings and recommendations to the Board of Directors through the Audit Committee.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(1)	Introduction, continued:

(c)	Measurement Methodology

Regarding to Credit Risk, provision levels and portfolio expenses are the basic measures for determining the credit quality of our portfolio.

Banco de Chile permanently evaluates its loan portfolio, timely recognizing the associated level of risk of the loan portfolio. For this, there are specific guidelines for the generation of management models (reactive and proactive admission models and collection models), provision models (both under local regulations in accordance with the instructions issued by the CMF, as well as under IFRS 9) and stress tests. These guidelines and the models developed are approved by the Board of Directors.

As a result of this evaluation, on both individual and group portfolios, the level of provisions that the bank should constitute is determined, in the event of customers payment default.

The individual evaluation mainly applies to the Bank’s portfolio of legal persons that, due to their size, complexity or indebtedness, requires a more detailed level of knowledge and a case-by-case analysis. Each debtor is assigned one of the 16 risk categories defined by the CMF, in order to establish the provisions in a timely and appropriate manner. The review of the portfolio risk classifications is carried out permanently considering the financial situation, payment behavior and the environment of each client.

The group evaluation mainly applies to the portfolio of natural persons and smaller companies. These assessments are carried out monthly through statistical models that allow estimating the level of provisions necessary to cover the portfolio risk; in the case of commercial and mortgage portfolios, these results are contrasted with the standard models provided by the regulator, with the resulting provision being the largest between both methods. The consistency analysis of the models is carried out through an independent validation of the unit that develops them and, subsequently, through the analysis of retrospective tests that allow to compare the real losses with the expected ones. The CMF recently issued a regulation in consultation proposing a standard (minimum) model for the consumer portfolio, which is in the comment and revision phase.

During the year 2022, the Bank maintained prudential adjustments to the provisioning models made in 2020, in particular to its Probability of Default (PD) parameters, following a conservative and prospective approach in this regard. Therefore, a permanent monitoring of the models is maintained, in accordance with the guidelines approved by the Board of Directors.

In order to validate the quality and robustness of the risk assessment processes, the Bank annually performs a test of the sufficiency of provisions for the total loan portfolio, thus verifying that the provisions established are sufficient to cover the losses that could derive from the credit operations granted. The result of this analysis is presented to the Board of Directors, who manifests itself on the sufficiency of the provisions in each fiscal year.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(1)	Introduction, continued:

(c)	Measurement Methodology, continued:

Banco de Chile establishes additional provisions with the objective of protecting itself from the risk of unpredictable economic fluctuations that may affect the macroeconomic environment or the situation of a specific economic sector. At least once a year, the amount of additional provisions to be constituted or released is annually proposed to the Portfolio Risk Committee and subsequently to the Board of Directors for approval.

In this context, during the year 2022 the Bank constituted additional provisions taking into account various prospective analyzes, economic cycle expectations and local, among the main factors.

The monitoring and control of risks are carried out mainly based on limits established by the Board of Directors. These limits reflect the Bank’s business and market strategy, as well as the level of risk that it is willing to accept, with additional emphasis on the selected industries.

The Bank develops its capital planning process in an integrated manner with its strategic planning, in line with the risks inherent to its activity, the economic and competitive environment, its business strategy, corporate values, as well as its governance, management and risk control. As part of the capital planning process and, in line with what is required by the regulator, it has incorporated the new calculations of Risk-Weighted Assets and stress tests in the dimensions of credit, market and operational risk, as well as the Comprehensive Measurement of financial and non-financial risks.

The Bank annually reviews and updates its Risk Appetite Framework, approved by the Board of Directors, through which it is possible to identify, evaluate, measure, mitigate and control proactively and in advance all relevant risks that could materialize in the normal course of their business. To this end, the Bank uses different management tools and defines an adequate structure of alerts and limits, which are part of said Framework, which allow it to constantly monitor the performance of different indicators and implement timely corrective actions, in the event that are required. The result of these activities is part of the annual self-assessment report of effective equity approved by the Board of Directors and reported to the CMF.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(2)	Credit Risk:

Credit risk considers the likelihood that the counterparty in the credit operation will not be able to fulfill its contractual obligation due to incapacity or financial insolvency, and this leads to a potential credit loss.

The Bank seeks an adequate risk-return relation and an appropriate balance of the risks assumed, through a permanent credit risk management considering the processes of admission, monitoring and recovery of the loans granted. Likewise, it continuously manages risk knowledge, from a comprehensive approach, in order to contribute to the business and anticipate threats that could damage the solvency, quality of the portfolio, permeating a unique risk culture towards the Corporation, promoting the training and permanent formation of the Corporation’s personnel.

The foregoing has the permanent challenge of establishing the risk management framework for the different business segments served by the Bank, responding to regulatory requirements and commercial dynamism, being part of the digital transformation, and contributing from the perspective of risks to the various businesses addressed, through a vision of the portfolio that allows managing, resolving and controlling the business approval and monitoring process efficiently and proactively.

In the business segments, the application of additional management processes is taken into consideration, to the extent required, for those financing requests that that will have a greater exposure to environmental and/or social risks.

The Bank integrates the socio-environmental criteria in its evaluations for the granting of financing destined to the development of projects, whether national or regional and that can generate an impact of this type, where they are executed. For the financing of projects, they must have the corresponding permits, authorizations, patents and studies, according to the impact they generate. In addition, the Bank has specialized units for serving large clients, through which the financing of project development is concentrated, including those of Public Works concessions that contemplate the construction of infrastructure, mining, electrical, real estate developments that can generate an environmental impact.

Credit policies and processes materialize in the following management principles, which are addressed with a specialized approach according to the characteristics of the different markets and segments served, recognizing the singularities of each one of them:

1.	Apply a rigorous evaluation in the admission process, based on established credit policies, standards and procedures, together with the availability of sufficient and accurate information. Thus, it corresponds to analyze the generation of flows and solvency of the client to meet their payment commitments and, when the characteristics of the operation merit it, must constitute adequate collateral that allow mitigating the risk incurred with the client.

2.	Have permanent and robust portfolio tracking processes, through systems that alert both the potential signs of impairment of clients, with respect to the conditions of origin, and also the possible business opportunities with those that present a better payments quality and behavior.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(2)	Credit Risk, continued:

3.	To develop credit risk modeling guidelines, in regulatory aspects and management, for efficient decision-making at different stages of the credit process.

4.	Have a collection structure with timely, agile and effective processes that allow management to be carried out in accordance with the different types of clients and the types of breaches that arise, always in strict adherence to the regulatory framework and the Bank’s reputational definitions.

5.	Maintain an efficient administration in work teams organization, tools and availability of information that allow an optimal credit risk management.

Based on these management principles, the credit risk divisions contribute to the business and anticipate threats that may affect the solvency and quality of the portfolio. In particular, during the last three years the solidity of these principles and the role of credit risk have made it possible to respond adequately to the challenges derived from the pandemic, providing timely responses to clients while maintaining the solid fundamentals that characterize the Bank’s portfolio in its different segments and products.

Within the framework of risk management, during 2023, a permanent and focused monitoring of the behavior of the portfolios has continued, including the evolution of the credits associated with the Fogape Covid, Fogape Reactivation programs and recently Fogape Chile Apoya.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(2)	Credit Risk, continued:

(a)	Retail Segments:

In these segments, admission management is carried out mainly through a risk evaluation that uses scoring tools and an adequate credit attribution model to approve each operation. These evaluations take into consideration the level of indebtedness, payment capacity and the maximum acceptable exposure for the client.

For these segments, the Bank’s risk functions are segregated and distributed in the following areas:

−	Retail Admission and Regulatory Area, performs the evaluation of operations and clients, with specialization by products and segments. Maintains a framework of policies and standards that ensure the quality of the portfolio according to the desired risk, defining guidelines for the admission of clients and their respective parameterization in the evaluation systems. These definitions are released to commercial and risk areas through programs and continuous training, and their application is monitored through credit review processes.

−	Risk Model Area, is responsible for developing, maintaining and updating credit risk models, whether for regulatory or management uses, in accordance with local and international regulations, determining the most appropriate functional specifications and statistical techniques for the development of the required models. These models are validated by the Model Validation Subdivision and presented to the corresponding government bodies, such as the “Technical Committee for the Supervision and Development of Internal Models”, the Portfolio Risk Committee or the Board of Directors, as appropriate.

−	Model Risk and Internal Control Area, its purpose is to manage the risks associated with models and their processes, for which it relies on the functions of model validation, model risk management and internal control.

Model validation is responsible for carrying out an independent review of risk models, including risk-weighted assets and stress tests, both in the construction and implementation stages. It considers the validation of compliance with the guidelines established by the Board of Directors, addressing aspects such as governance, data quality, modeling techniques, implementation, methodological and parametric analysis, and documentation. The results of the review are presented and placed in consideration of the respective Committees, as appropriate.

For its part, model risk management is responsible for monitoring and ensuring compliance with the activities associated with the state in which the models are according to their life cycle.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(2)	Credit Risk, continued:

(a)	Retail Segments, continued:

Finally, internal control has the objective of ensuring the reliability and transparency of the information generated by the Bank. For this, a periodic evaluation process is carried out, based on the risks that could have a material impact and which is carried out through the evaluation of the design and operational effectiveness of the identified controls and thus be able to comply with the operating, information and compliance objectives. Additionally, and complying with the same previous framework, the internal control process for Basel III has been implemented, which consists of an independent review of the capital management function.

−	Retail Tracking and Models Area, is in charge of measuring the behavior of portfolios especially through the monitoring of the main indicators of the aggregate portfolio and the analysis of layers, reported in management reports, generating relevant information for decision-making in different instances defined. Also, special follow-ups are generated according to relevant events in the environment. This Area ensures that the different strategies executed meet the risk quality objectives that determined their implementation.

For its part, through the risk model monitoring function, they are monitored, ensuring compliance with the standards defined to ensure their predictive and discriminating power.

Additionally, this Area is responsible for managing the process for calculating provisions for credit risk, ensuring the correct execution of the processes and results obtained.

−	Collection Area performs a cross-collection management in the Bank and defines refinancing criteria through the establishment of predefined renegotiation guidelines to solve the indebtedness of viable customers and with payment intentions, maintaining an adequate risk-return ratio, together with the incorporation of robust tools for a differentiated collection management according to the institutional policies and with strict adherence to the current regulatory framework.

In this sense, the Bank has specific regulations related to the collection and normalization of clients, which makes it possible to ensure the quality of the portfolio in accordance with credit policies and the desired risk appetite framework. Through collection management, the attention of clients with temporary flow problems is favored, debt normalization plans are proposed to viable clients, in such a way that it is possible to maintain the relationship in the long term once their situation is regularized, the recovery of assets at risk is maximized and the necessary collection actions are carried out, in a timely manner, to ensure the recovery of debts or reduce potential loss.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(2)	Credit Risk, continued:

(b)	Wholesale Segments:

In these segments, admission management is carried out through an individual evaluation of the client and the relationship of the rest of the group with the Bank is also considered if it belongs to a group of companies. This individual evaluation - and group if applicable - considers, among others, generation capacity, financial capacity with emphasis on equity solvency, exposure levels, industry variables, evaluation of partners and management, and aspects of the operation such as financing structure, term, products and possible collaterals.

The indicated evaluation is supported by a rating model that allows greater homogeneity in the evaluation of the client and his group. This evaluation also includes specialized areas in some segments that by their nature require expert knowledge, such as real estate, construction, agriculture, financial, international, among others.

In a centralized manner, a permanent monitoring of the portfolio is carried at the individual level off business segments and economic sectors, based on periodically updated information from both the client and the industry. Through this process, alerts are generated that ensure the correct and timely recognition of the risk of the individual portfolio and the special conditions established in the admission stage are monitored, such as controls of financial covenants, coverage of certain collaterals and conditions imposed at the time of approval.

Additionally, within the Admission areas, joint monitoring tasks are carried out that allow monitoring the development of operations from their gestation to their recovery, with the aim of ensuring the correct and timely identification of portfolio risks, and to manage in advance those cases with higher risk levels.

Upon detection of clients that show signs of impairment or default with any condition, the commercial area to which the client belongs, together with the Wholesale Credit Risk Division, establish action plans for their regularization. In those more complex cases where specialized management is required, the Special Assets Management area, belonging to the Wholesale Credit Risk Division, is directly in charge of collection management, establishing action plans and negotiations based on the particular characteristics of each client.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(2)	Credit Risk, continued:

(c)	Portfolio Concentration:

The maximum exposure to credit risk, by client or counterparty, without taking into account guarantees or other credit enhancements as of March 31, 2023 and December 31, 2022, does not exceed 10% of the Bank’s effective equity.

The following tables show credit risk exposure per balance sheet item, including derivatives, detailed by both geographic region and industry sector as of March 31, 2023:

	Chile	United States	England	Brazil	Others	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets

Cash and Due from Banks	1,335,351	1,268,249	33,355	8	75,811	2,712,774

Financial assets held for trading at fair value through profit or loss

Derivative contracts Financial
Forwards (*)	308,450	49,063	119,746	—	154,317	631,576
Swaps (**)	974,871	35,520	960,792	—	199,114	2,170,297
Call Options	980	—	—	—	—	980
Put Options	4,825	—	—	—	—	4,825
Futures	—	—	—	—	—	—
Subtotal	1,289,126	84,583	1,080,538	—	353,431	2,807,678

Debt Financial Instruments
From the Chilean Government and Central Bank	2,394,721	—	—	—	—	2,394,721
Other debt financial instruments issued in Chile	246,786	—	—	—	—	246,786
Financial debt instruments issued Abroad	—	—	—	—	—	—
Subtotal	2,641,507	—	—	—	—	2,641,507

Others Financial Instruments
Investments in mutual funds	5	—	—	—	—	5
Equity instruments	1,768	—	—	—	—	1,768
Others	1,688	833	—	—	8	2,529
Subtotal	3,461	833	—	—	8	4,302

Financial Assets at fair value through other comprehensive income

Debt Financial Instruments
From the Chilean Government and Central Bank	3,297,223	—	—	—	—	3,297,223
Other debt financial instruments issued in Chile	1,610,385	—	—	—	—	1,610,385
Financial debt instruments issued Abroad	—	163,379	—	—	—	163,379
Subtotal	4,907,608	163,379	—	—	—	5,070,987

Derivative contracts financial for hedging purposes
Forwards	—	—	—	—	—	—
Swaps	—	3,911	—	—	—	3,911
Call Options	—	—	—	—	—	—
Put Options	—	—	—	—	—	—
Futures	—	—	—	—	—	—
Subtotal	—	3,911	—	—	—	3,911

Financial assets at amortized cost
Rights by resale agreements and securities lending	45,895	—	—	—	—	45,895

Debt Financial Instruments
From the Chilean Government and Central Bank	904,643	—	—	—	—	904,643
Subtotal	904,643	—	—	—	—	904,643

Loans and advances to Banks
Central Bank of Chile	1,300,397	—	—	—	—	1,300,397
Domestic banks	—	—	—	—	—	—
Foreign banks	—	—	361	166,847	129,144	296,352
Subtotal	1,300,397	—	361	166,847	129,144	1,596,749

Loans to Customers, Net
Commercial loans	20,327,459	—	—	—	9,051	20,336,510
Residential mortgage loans	11,584,487	—	—	—	—	11,584,487
Consumer loans	5,112,818	—	—	—	—	5,112,818
Subtotal	37,024,764	—	—	—	9,051	37,033,815

(*)	Others includes: France Ch$122,707 million and Spain Ch$25,962 million.

(**)	Others includes: France Ch$59,039 million and Spain Ch$47,015 million.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(2)	Credit Risk, continued:

(c)	Portfolio Concentration continued:

	Central Bank of Chile	Government	Retail (Individuals	Financial Services	Trade	Manufacturing	Mining	Electricity, Gas and Water	Agriculture and Livestock	Fishing	Transportation and Telecom	Construction	Services	Others	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash and Due from Banks	390,502	—	—	2,322,272	—	—	—	—	—	—	—	—	—	—	2,712,774

Financial Assets held for trading at fair value through profit or loss
Derivative contracts Financial
Forwards	—	—	—	431,744	34,951	10,918	54	2,705	9,758	1	340	4,033	137,072	—	631,576
Swaps	—	—	—	2,088,554	10,729	7,375	—	11,848	2,320	1,860	27,652	13,830	6,129	—	2,170,297
Call Options	—	—	—	27	155	42	—	—	—	—	—	709	10	—	980
Put Options	—	—	—	2,379	1,752	629	—	—	—	—	—	—	65	—	4,825
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	2,522,704	47,587	18,964	54	14,553	12,115	1,861	27,992	18,572	143,276	—	2,807,678

Debt Financial Instruments
From the Chilean Government and Central Bank	2,169,210	225,511	—	—	—	—	—	—	—	—	—	—	—	—	2,394,721
Other debt financial instruments issued in Chile	—	—	—	246,786	—	—	—	—	—	—	—	—	—	—	246,786
Financial debt instruments issued Abroad	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	2,169,210	225,511	—	246,786	—	—	—	—	—	—	—	—	—	—	2,641,507

Others Financial Instruments
Investments in mutual funds	—	—	—	5	—	—	—	—	—	—	—	—	—	—	5
Equity instruments	—	—	—	1,768	—	—	—	—	—	—	—	—	—	—	1,768
Others	—	—	—	2,529	—	—	—	—	—	—	—	—	—	—	2,529
Subtotal	—	—	—	4,302	—	—	—	—	—	—	—	—	—	—	4,302

Financial Assets at fair value through Other Comprehensive Income
Debt Financial Instruments
From the Chilean Government and Central Bank	—	3,297,223	—	—	—	—	—	—	—	—	—	—	—	—	3,297,223
Other debt financial instruments issued in Chile	—	—	—	1,343,376	17,040	—	—	5,019	—	—	4,731	—	—	240,219	1,610,385
Financial debt instruments issued Abroad	—	—	—	163,379	—	—	—	—	—	—	—	—	—	—	163,379
Subtotal	—	3,297,223	—	1,506,755	17,040	—	—	5,019	—	—	4,731	—	—	240,219	5,070,987

Derivative contracts financial for hedging purposes
Forwards	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Swaps	—	—	—	3,911	—	—	—	—	—	—	—	—	—	—	3,911
Call Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Put Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	3,911	—	—	—	—	—	—	—	—	—	—	3,911

Financial assets at amortized cost (*)
Rights by resale agreements	—	—	—	30,719	408	—	—	—	—	—	—	—	11,884	2,884	45,895

Debt financial instruments
From the Chilean Government and Central Bank	—	904,643	—	—	—	—	—	—	—	—	—	—	—	—	904,643
Subtotal	—	904,643	—	—	—	—	—	—	—	—	—	—	—	—	904,643

Loans and advances to Banks
Central Bank of Chile	1,300,397	—	—	—	—	—	—	—	—	—	—	—	—	—	1,300,397
Domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Foreign banks	—	—	—	296,352	—	—	—	—	—	—	—	—	—	—	296,352
Subtotal	1,300,397	—	—	296,352	—	—	—	—	—	—	—	—	—	—	1,596,749

(*)	Economic activity of Loans and accounts receivable from customers disclosed in Note No. 13 g).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(2)	Credit Risk, continued:

(c)	Portfolio Concentration continued:

The following tables show credit risk exposure per balance sheet item, including derivatives, detailed by both geographic region and industry sector as of December 31, 2022:

	Chile	United States	England	Brazil	Others	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets

Cash and Due from Banks	1,448,441	1,227,305	24,982	8	64,148	2,764,884

Financial assets held for trading at fair value through profit or loss

Derivative contracts Financial
Forwards (*)	315,527	38,355	91,832	—	119,659	565,373
Swaps (**)	1,037,521	32,161	1,095,040	—	224,855	2,389,577
Call Options	2,321	—	—	—	—	2,321
Put Options	2,758	—	—	—	—	2,758
Futures	—	—	—	—	—	—
Subtotal	1,358,127	70,516	1,186,872	—	344,514	2,960,029

Debt Financial Instruments
From the Chilean Government and Central Bank	3,059,292	—	—	—	—	3,059,292
Other debt financial instruments issued in Chile	374,453	—	—	—	—	374,453
Financial debt instruments issued Abroad	—	—	—	—	—	—
Subtotal	3,433,745	—	—	—	—	3,433,745

Others Financial Instruments
Investments in mutual funds	250,337	—	—	—	—	250,337
Equity instruments	2,357	3,261	—	—	—	5,618
Others	763	522	—	—	85	1,370
Subtotal	253,457	3,783	—	—	85	257,325

Financial Assets at fair value through other comprehensive income

Debt Financial Instruments
From the Chilean Government and Central Bank	2,258,857	—	—	—	—	2,258,857
Other debt financial instruments issued in Chile	1,540,908	—	—	—	—	1,540,908
Financial debt instruments issued Abroad	—	167,627	—	—	—	167,627
Subtotal	3,799,765	167,627	—	—	—	3,967,392

Derivative contracts financial for hedging purposes
Forwards	—	—	—	—	—	—
Swaps	118	18,368	8,142	—	449	27,077
Call Options	—	—	—	—	—	—
Put Options	—	—	—	—	—	—
Futures	—	—	—	—	—	—
Subtotal	118	18,368	8,142	—	449	27,077

Financial assets at amortized cost
Rights by resale agreements and securities lending	54,061	—	—	—	—	54,061

Debt Financial Instruments
From the Chilean Government and Central Bank	902,355	—	—	—	—	902,355
Subtotal	902,355	—	—	—	—	902,355

Loans and advances to Banks
Central Bank of Chile	1,801,100	—	—	—	—	1,801,100
Domestic banks	—	—	—	—	—	—
Foreign banks	—	—	18,679	182,320	172,693	373,692
Subtotal	1,801,100	—	18,679	182,320	172,693	2,174,792

Loans to Customers, Net
Commercial loans	20,256,166	—	—	—	29,544	20,285,710
Residential mortgage loans	11,416,154	—	—	—	—	11,416,154
Consumer loans	4,992,940	—	—	—	—	4,992,940
Subtotal	36,665,260	—	—	—	29,544	36,694,804

(*)	Others includes: France Ch$92,885 million and Spain Ch$18,923 million.

(**)	Others includes: France Ch$62,731 million and Spain Ch$45,189 million.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(2)	Credit Risk, continued:

(c)	Portfolio Concentration continued:

	Central Bank of Chile	Government	Retail (Individuals	Financial Services	Trade	Manufacturing	Mining	Electricity, Gas and Water	Agriculture and Livestock	Fishing	Transportation and Telecom	Construction	Services	Others	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash and Due from Banks	384,230	—	—	2,380,654	—	—	—	—	—	—	—	—	—	—	2,764,884

Financial Assets held for trading at fair value through profit or loss
Derivative contracts Financial
Forwards	—	—	—	371,960	28,966	12,435	124	2,153	8,456	18	144	1,602	139,515	—	565,373
Swaps	—	—	—	2,311,655	9,770	9,123	—	10,148	4,236	3,848	16,166	14,493	10,138	—	2,389,577
Call Options	—	—	—	123	601	61	—	—	90	6	1	1,437	2	—	2,321
Put Options	—	—	—	752	1,412	481	—	—	5	—	21	—	87	—	2,758
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	2,684,490	40,749	22,100	124	12,301	12,787	3,872	16,332	17,532	149,742	—	2,960,029

Debt Financial Instruments
From the Chilean Government and Central Bank	3,014,768	44,524	—	—	—	—	—	—	—	—	—	—	—	—	3,059,292
Other debt financial instruments issued in Chile	—	—	—	374,453	—	—	—	—	—	—	—	—	—	—	374,453
Financial debt instruments issued Abroad	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	3,014,768	44,524	—	374,453	—	—	—	—	—	—	—	—	—	—	3,433,745

Others Financial Instruments
Investments in mutual funds	—	—	—	250,337	—	—	—	—	—	—	—	—	—	—	250,337
Equity instruments	—	—	—	5,618	—	—	—	—	—	—	—	—	—	—	5,618
Others	—	—	—	1,370	—	—	—	—	—	—	—	—	—	—	1,370
Subtotal	—	—	—	257,325	—	—	—	—	—	—	—	—	—	—	257,325

Financial Assets at fair value through Other Comprehensive Income
Debt Financial Instruments
From the Chilean Government and Central Bank	—	2,258,857	—	—	—	—	—	—	—	—	—	—	—	—	2,258,857
Other debt financial instruments issued in Chile	—	—	—	1,513,240	13,591	—	—	4,934	—	—	4,639	4,504	—	—	1,540,908
Financial debt instruments issued Abroad	—	—	—	167,627	—	—	—	—	—	—	—	—	—	—	167,627
Subtotal	—	2,258,857	—	1,680,867	13,591	—	—	4,934	—	—	4,639	4,504	—	—	3,967,392

Derivative contracts financial for hedging purposes
Forwards	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Swaps	—	—	—	27,077	—	—	—	—	—	—	—	—	—	—	27,077
Call Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Put Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	27,077	—	—	—	—	—	—	—	—	—	—	27,077

Financial assets at amortized cost (*)
Rights by resale agreements	—	—	—	43,116	469	—	—	—	—	—	—	—	7,950	2,526	54,061

Debt financial instruments
From the Chilean Government and Central Bank	—	902,355	—	—	—	—	—	—	—	—	—	—	—	—	902,355
Subtotal	—	902,355	—	—	—	—	—	—	—	—	—	—	—	—	902,355

Loans and advances to Banks
Central Bank of Chile	1,801,100	—	—	—	—	—	—	—	—	—	—	—	—	—	1,801,100
Domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Foreign banks	—	—	—	373,692	—	—	—	—	—	—	—	—	—	—	373,692
Subtotal	1,801,100	—	—	373,692	—	—	—	—	—	—	—	—	—	—	2,174,792

(*)	Economic activity of Loans and accounts receivable from customers disclosed in Note No. 13 g).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(2)	Credit Risk, continued:

(d)	Collaterals and Other Credit Enhancements:

The amount and type of collateral required depends on the counterparty’s credit risk assessment.

The Bank has guidelines regarding the acceptability of types of collateral and valuation parameters.

The main types of collateral obtained are:

●	For commercial loans: Residential and non-residential real estate, liens and inventory.

●	For retail loans: Mortgages loans on residential property.

The Bank also obtains collateral from parent companies for loans granted to their subsidiaries.

Management makes sure its collateral is acceptable according to both external standards and internal policies guidelines and parameters. The Bank has approximately 244,156 collateral assets as of March 31, 2023 (244,033 in December 2022), the majority of which consist of real estate. The following table contains guarantees value:

		Guarantee
March 2023	Loans	Mortgages	Pledges	Securities	Warrants	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Corporate Lending	15,525,318	4,177,668	196,737	601,916	10,329	4,986,650
Small Business Lending	4,811,192	3,355,576	19,767	11,437	—	3,386,780
Consumer Lending	5,112,818	373,308	824	2,932	—	377,064
Mortgage Lending	11,584,487	10,040,930	135	428	—	10,041,493
Total	37,033,815	17,947,482	217,463	616,713	10,329	18,791,987

		Guarantee
December 2022	Loans	Mortgages	Pledges	Securities	Warrants	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Corporate Lending	15,469,444	3,993,984	193,235	590,126	4,386	4,781,731
Small Business Lending	4,816,266	3,352,055	20,294	11,700	—	3,384,049
Consumer Lending	4,992,940	364,469	912	3,364	—	368,745
Mortgage Lending	11,416,154	9,928,827	133	607	—	9,929,567
Total	36,694,804	17,639,335	214,574	605,797	4,386	18,464,092

The Bank also uses mitigating tactics for credit risk on derivative transactions. To date, the following mitigating tactics are used:

●	Accelerating transactions and net payment using market values at the date of default of one of the parties.

●	Option for both parties to terminate early any transactions with a counterparty at a given date, using market values as of the respective date.

●	Margins established with time deposits by customers who have FX forwards with subsidiary Banchile Corredores de Bolsa S.A.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(2)	Credit Risk, continued:

(d)	Collaterals and Other Credit Enhancements, continued:

The value of the guarantees that the Bank maintains related to the loans individually classified as impaired as of March 31, 2023 and December 31, 2022 amounted Ch$108,948 million and Ch$110,686 million, respectively.

The value guarantees related to past due loans but no impaired as of March 31, 2023 and December 31, 2022 amounted Ch$408,544 million and Ch$325,079 million respectively.

(e)	Credit Quality by Asset Class:

The Bank determines the credit quality of financial assets using internal credit ratings. The rating process is linked to the Bank’s approval and monitoring processes and is carried out in accordance with risk categories established by current standards. Credit quality is continuously updated based on any favorable or unfavorable developments to customers or their environments, considering aspects such as commercial and payment behavior as well as financial information.

The Bank also carries out reviews focused on companies that participate in specific economic sectors, which are affected either by macroeconomic variables or variables of the sector. In this way, it is possible to timely establish the necessary and sufficient level of provisions to cover the losses due to the eventual non-recoverability of the credits granted.

The credit quality by asset class for Consolidated Statements of Financial Position sheet items, based on the Bank’s credit rating system, is presented in Note No. 13 letter (d).

Below is the detail of the default but not impaired portfolio:

	Past due but no impaired (*)
	1 to 29 days	30 to 59 days	60 to 89 days	90 or more days
	MCh$	MCh$	MCh$	MCh$

March 2023	666,685	190,208	63,705	—
December 2022	622,379	157,852	46,762	—

(*)	These amounts include the overdue portion and the remaining balance of loans in default.

(f)	Assets Received in Lieu of Payment:

The Bank has received assets in lieu of payment totaling Ch$10,604 million and Ch$10,149 million as of March 31, 2023 and December 31, 2022, respectively, the majority of which are properties. All of these assets are managed for sale.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(2)	Credit Risk, continued:

(g)	Renegotiated Assets:

The loans are considered to be renegotiated when the corresponding financial commitments are restructured and the Bank assesses the probability of recovery as sufficiently high.

The following table details the book value of loans with renegotiated terms per financial asset class:

	March	December
	2023	2022
Financial Assets	MCh$	MCh$

Loans and advances to banks
Central Bank of Chile	—	—
Domestic banks	—	—
Foreign banks	—	—
Subtotal	—	—

Loans to customers, net
Commercial loans	389,939	381,171
Residential mortgage loans	251,778	251,380
Consumer loans	251,984	258,434
Subtotal	893,701	890,985
Total renegotiated financial assets	893,701	890,985

(h)	Compliance with credit limit granted to related debtors:

Below are detailed the figures for compliance with the credit limit granted to debtors related to the ownership or management of the Bank and subsidiaries, in accordance with the Article 84 No. 2 of the General Banking Law, which establishes that in no case the total of these credits may exceed the amount of its Total or Regulatory Capital:

	March 2023	December 2022
	MCh$	MCh$

Total related debt	650,250	960,640
Consolidated Total or Regulatory Capital	6,228,885	6,373,416
Limit used %	10.44%	15.07%

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk:

Market Risk refers to the loss that the Bank could face due to a liquidity shortage to honor the payments, or to close financial transactions in a timely manner (Liquidity Risk), or due to adverse movements in the values of market variables (Risk Price). For its correct management, the guidelines of the Liquidity Risk Management Policy and the Market Risk Management Policy are considered, both are subject to review, at least annually, by the Market Risk Manager and approval by the Bank’s Board of Directors, at least annually.

(a)	Liquidity Risk:

Liquidity Risk Measurement and Limits

The Bank manages the Liquidity Risk in accordance with the established on the Liquidity Risk Management Policy, managing separately for each sub-category thereof; this is for Trading Liquidity Risk and Funding Liquidity Risk.

Trading Liquidity Risk is the inability to close, at current market prices, the financial positions opened mainly from the Trading Book (which is daily valued at market prices and the value differences instantly reflected in the Income Statement). This risk is controlled by establishing limits on the positions amounts of the Trading Book in accordance with what is estimated to be closed in a short time period. Additionally, the Bank incorporates a negative impact on the Income Statement whenever it considers that the size of a certain position in the Trading Book exceeds the reasonable amount, negotiated in the secondary markets, which would allow the exposure to be offset without altering market prices.

Funding Liquidity Risk refers to the Bank’s inability to obtain sufficient cash to meet its immediate obligations. This risk is managed by a minimum amount of highly liquid assets called liquidity buffer, and establishing limits and controls of internal metrics, among which the Market Access Report (“MAR”) stands out, which estimates the amount of funding that the Bank would need from wholesale financial counterparties, for the next 30 and 90 days in each of the relevant currencies of the balance sheet, to face a cash need as a result of the operation under business as usual conditions.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(a)	Liquidity Risk, continued:

The use of March within 2023 is illustrated below (LCCY = local currency; FCCY = foreign currency):

	MAR LCCY + FCCY MMM$		MAR FCCY MMUS$
	1 - 30 days	1 - 90 days	1 - 30 days	1 - 90 days

Maximum	442	2,337	994	2,151
Minimum	-1,359	917	18	1,254
Average	-527	1,544	566	1,734

The Bank also monitors the amount of assets denominated in local currency that is funded by liabilities denominated in foreign currency, including all tenors and the cash flows generated by full delivery derivatives payments. This metric is referred to as Cross Currency Funding. The bank oversees and limits this amount in order to take precautions against not only Banco de Chile’s event but also against a systemic adverse environment generated by a country risk event that might trigger lack of foreign currency funding.

The use of Cross Currency Funding within the year 2023 is illustrated below:

Cross Currency Funding
MMUS$

Maximum	2,359
Minimum	1,315
Average	1,828

The Bank establishes thresholds that alert behaviors outside the expected ranges at a normal or prudent level of operation, in order to protect other dimensions of liquidity risk such as, for example, maturities concentration of fund providers, the diversification of sources of funds either by type of counterparty or type of product, among others.

The evolution over time of the statement of financial ratios of the Bank is monitored in order to detect structural changes in the characteristics of the balance sheet, such as those presented in the following table and whose relevant values of use during the year 2023 are shown below:

	Liquid Assets/ Net Funding <30 days	Liabilities>1 year/ Assets >1 year	Deposits/ Loans

Maximum	228%	100%	64%
Minimum	190%	91%	64%
Average	203%	97%	64%

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(a)	Liquidity Risk, continued:

Additionally, some market index, prices and monetary decisions taken by the Central Bank of Chile are monitored to detect structural changes in market conditions that can trigger a liquidity shortage or even a financial crisis.

Furthermore, the Liquidity Risk Management Policy enforces to perform stress tests periodically which are controlled against potentially accessible action plans in each modeled scenario, according with the guidelines established in the Liquidity Contingency Plan. This process is essential in determining the liquidity risk appetite framework of the institution.

The Bank measures and controls the mismatch of cash flows under regulatory standards with the C46 index report, which represents the net cash flows expected over time as a result of the contractual maturity of almost all assets and liabilities. Additionally, the Commission for the Financial Market (hereinafter, “CMF”) authorized Banco de Chile, among others, to report the adjusted C46 index. This allows the Bank to report, in addition to the regular C46 index, outflow behavior assumptions of certain specific elements of the liability, such as demand deposits and time deposits. In addition, the regulator also requires some rollover assumptions for the loan portfolio.

To date, the CMF establish the following dispositions for the C46 index:

Foreign Currency balance sheet items: 1-30 days, Regulatory Limit C46 index < 1 x Tier-1 Capital

The levels of use of this index during the period 2023 is illustrated below:

	Adjusted C46 All CCYs as part of Basic Capital		Adjusted C46 FCCY as part of Basic Capital
	1 - 30 days	1 - 90 days	1 - 30 days

Maximum	(0.12)	(0.16)	0.20
Minimum	(0.36)	(0.30)	0.14
Average	(0.24)	(0.25)	0.17
Regulatory Limit	N/A	N/A	1.0

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(a)	Liquidity Risk, continued:

The individual and consolidated term liquidity gap are presented below:

QUARTERLY STATEMENT OF INDIVIDUAL LIQUIDITY SITUATION
AS OF MARCH 31, 2023 CONTRACTUAL BASIS
Values in MCh$

CONSOLIDATED CURRENCY	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days

Cash flow receivable (assets) and income	8,671,109	11,396,170	12,553,502	16,117,319
Cash flow payable (liabilities) and expenses	17,964,927	20,749,117	25,043,749	29,273,995
Liquidity Gap	9,293,818	9,352,947	12,490,247	13,156,676

FOREIGN CURRENCY	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days

Cash flow receivable (assets) and income	2,027,983	2,275,104	2,247,399	2,835,193
Cash flow payable (liabilities) and expenses	3,217,727	3,511,373	4,055,532	4,852,312
Liquidity Gap	1,189,744	1,236,269	1,808,133	2,017,119

Limits:
One time capital			4,675,184
AVAILABLE MARGIN			2,867,051	—

QUARTERLY STATEMENT OF INDIVIDUAL LIQUIDITY SITUATION
AS OF MARCH 31, 2023 ADJUSTED BASIS
Values in MCh$

CONSOLIDATED CURRENCY	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days

Cash flow receivable (assets) and income	8,360,176	10,835,543	11,579,178	13,836,170
Cash flow payable (liabilities) and expenses	8,490,168	9,501,331	11,157,984	13,193,942
Liquidity Gap	129,992	(1,334,212)	(421,194)	(642,228)

FOREIGN CURRENCY	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days

Cash flow receivable (assets) and income	1,886,336	2,034,574	1,849,803	1,991,165
Cash flow payable (liabilities) and expenses	2,153,765	2,339,157	2,715,102	3,411,565
Liquidity Gap	267,429	304,583	865,299	1,420,400

Limits:
One time capital			4,675,184
AVAILABLE MARGIN			3,809,885	—

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(a)	Liquidity Risk, continued:

QUARTERLY STATEMENT OF CONSOLIDATED LIQUIDITY SITUATION
AS OF MARCH 31, 2023 CONTRACTUAL BASIS
Values in MCh$

CONSOLIDATED CURRENCY	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days

Cash flow receivable (assets) and income	9,309,839	12,036,956	13,205,622	16,785,891
Cash flow payable (liabilities) and expenses	18,455,071	21,245,479	25,541,655	29,773,766
Liquidity Gap	9,145,232	9,208,523	12,336,033	12,987,875

FOREIGN CURRENCY	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days

Cash flow receivable (assets) and income	2,027,983	2,275,909	2,249,402	2,839,562
Cash flow payable (liabilities) and expenses	3,217,727	3,512,178	4,057,542	4,856,187
Liquidity Gap	1,189,744	1,236,269	1,808,140	2,016,625

Limits:
One time capital			4,675,184
AVAILABLE MARGIN			2,867,044	—

QUARTERLY STATEMENT OF CONSOLIDATED LIQUIDITY SITUATION
AS OF MARCH 31, 2023 ADJUSTED BASIS
Values in MCh$

CONSOLIDATED CURRENCY	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days

Cash flow receivable (assets) and income	8,998,906	11,476,328	12,231,298	14,504,743
Cash flow payable (liabilities) and expenses	8,980,313	9,997,693	11,655,890	13,693,713
Liquidity Gap	(18,593)	(1,478,635)	(575,408)	(811,030)

FOREIGN CURRENCY	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days

Cash flow receivable (assets) and income	1,886,336	2,035,379	1,851,805	1,995,534
Cash flow payable (liabilities) and expenses	2,153,765	2,339,962	2,717,113	3,415,441
Liquidity Gap	267,429	304,583	865,308	1,419,907

Limits:
One time capital			4,675,184
AVAILABLE MARGIN			3,809,876	—

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(a)	Liquidity Risk, continued:

Liquid Assets Consolidated Balance Statement as of March 31, 2023, values in MMM$

Source: Financial Statements Banco de Chile as of March 31, 2023

Additionally, the regulatory entities have introduced other metrics that the Bank uses in its management, such as the Liquidity Coverage Ratio (“LCR”) and Net Stable Financing Ratio (“NSFR”), using assumptions similar to those used in the international banking. For the first, its phase-in was accelerated, increasing the minimum level required to 100%, while for the second, the requirement of the limit began at 70%. The evolution of the LCR and NSFR metrics during the year 2023 are shown below:

	LCR		NSFR

Maximum	3.04		1.36
Minimum	2.60		1.31
Average	2.82		1.33
Regulatory Limit	1.0	(*)	0.7	(**)

(*)	Valid value from June 1, 2022.

(**)	Effective value from June 1, 2022, which will gradually increase until reaching 1.0 in January 2026.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(a)	Liquidity Risk, continued:

The contractual maturity profile of the financial liabilities of Banco de Chile and its subsidiaries (consolidated basis), to March 31, 2023 and December 2022, is as follows:

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of March 31, 2023
Transactions in the course of payment	551,880	—	—	—	—	—	551,880
Full delivery derivative transactions	606,888	815,257	1,191,004	1,456,580	711,824	1,753,065	6,534,618
Financial liabilities at amortized cost
Current accounts and other demand deposits	13,150,631	—	—	—	—	—	13,150,631
Saving accounts and time deposits	10,297,354	3,417,392	1,046,019	86,517	5,610	591	14,853,483
Obligations by repurchase agreements and securities lending	109,014	1,852	—	—	—	—	110,866
Borrowings from financial institutions	356,242	399,574	3,511,517	1,237,800	—	—	5,505,133
Debt financial instruments issued (all currencies)	91,194	343,846	1,146,862	2,398,251	2,351,658	4,211,350	10,543,161
Other financial obligations	258,947	35	94	23	—	—	259,099
Financial instruments of regulatory capital issued (subordinated bonds)	6,886	17,799	26,891	95,931	86,104	1,147,987	1,381,598
Total (excluding non-delivery derivative transactions)	25,429,036	4,995,755	6,922,387	5,275,102	3,155,196	7,112,993	52,890,469

Non-delivery derivative transactions	680,185	539,774	1,497,411	1,239,931	679,089	2,108,121	6,744,511

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of December 31, 2022
Transactions in the course of payment	681,792	—	—	—	—	—	681,792
Full delivery derivative transactions	743,686	780,406	1,375,700	1,581,587	756,582	1,743,275	6,981,236
Financial liabilities at amortized cost
Current accounts and other demand deposits	13,383,232	—	—	—	—	—	13,383,232
Saving accounts and time deposits	9,774,591	3,013,166	1,362,905	121,808	5,940	655	14,279,065
Obligations by repurchase agreements and securities lending	219,043	52	—	—	—	—	219,095
Borrowings from financial institutions	158,173	83,612	795,721	4,348,400	—	—	5,385,906
Debt financial instruments issued (all currencies)	13,442	170,745	1,349,567	2,286,711	2,555,020	4,119,530	10,495,015
Other financial obligations	343,526	21	110	45	—	—	343,702
Financial instruments of regulatory capital issued (subordinated bonds)	2,869	—	48,017	94,649	84,952	1,135,504	1,365,991
Total (excluding non-delivery derivative transactions)	25,320,354	4,048,002	4,932,020	8,433,200	3,402,494	6,998,964	53,135,034

Non-delivery derivative transactions	686,308	751,720	1,595,212	1,283,629	683,109	2,161,307	7,161,285

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(b)	Price Risk:

Price Risk Measurement and Limits

The Price Risk measurement and management processes are carried out in accordance with the established on the Market Risk Management Policy, by using internal metrics developed by the Bank, both for the Trading Book and for the Accrual Book (the Accrual Book includes all balance sheet items, including those in the Trading Book but in such case these are reported at an interest rate adjustment term of one day, thus not generating accrual interest rate risk). In addition, the portfolio recorded under the Fair Value Through Other Comprehensive Income (hereinafter FVOCI) is considered, which is a sub-set of the Accrual Book, which given its nature is relevant to measure it independently. In addition, the Bank reports metrics to regulatory entities according to the models defined by them.

The Bank has established internal limits for the exposures of the Trading Book. In fact, FX positions (FX delta), interest rate sensitivities generated by the derivatives and debt securities portfolios (DV01 or also referred as to rho) and the FX options volatility sensitivity (vega) are measured, reported and controlled against their limits. Limits are established on an aggregate basis but also for some specific tenor points. The use of these limits is daily monitored, controlled and reported by independent control functions to the senior management of the bank. The internal governance framework also establishes that these limits must be approved by the board and reviewed at least annually.

The Bank measures and controls the risk for the Trading Book portfolios using the Value-at-Risk (VaR). The model uses a 99% confidence level and the most recent one-year observed rates, prices and yields data.

The use of VaR within the year 2023 is illustrated below:

Value-at-Risk 99% one-day confidence level
MCh$

Maximum	2,982
Minimum	796
Average	1,456

Additionally, the Bank performs measuring, limiting, controlling and reporting interest rate exposures and risks for the Accrual Book using internally developed methodologies based on the differences in the amounts of assets and liabilities considering the interest rate repricing dates. Exposures are measured according to the Interest Rate Exposure or IRE metric and their corresponding risks using the Earnings-at-Risk or EaR metric. Within these metrics, Prepayment Risk is considered, which corresponds to the customer’s ability to pay, totally or partially, their debt before maturity. For this, a loan flow allocation model is generated with exposure to interest rate fluctuations, according to their prepayment behavior, finally reflecting a decrease in their average maturity term.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

The use of EaR within the year 2023 is illustrated below:

12- months Earnings-at-Risk 99% confidence level 3 month closing period
MCh$
Maximum	252,659
Minimum	235,747
Average	245,080

The regulatory risk measurement for the Trading Book (APRM report, from the spanish Activos Ponderados por Riesgo Mercado) is produced by utilizing guidelines provided by the Central Bank of Chile (hereinafter, “BCCh”) and the CMF. The referred methodologies estimate the potential loss that the bank may incur considering standardized fluctuations of the value of market factors such as FX rates, interest rates and volatilities that may adversely impact the value of FX spot positions, interest rate exposures, and volatility exposures, respectively. In addition, correlation factors are included to represent non-parallel changes in the yield curve.

The risk measurement for the Banking Book, according to regulatory guidelines (C40 report), as a result of interest rate fluctuations is carried out through the use of standardized methodologies provided by regulatory entities (BCCh and CMF). The report includes models for reporting interest rate gaps and standardized adverse interest rate fluctuations. In addition to this, the regulatory entity has requested banks to establish internal limits, separately for short-term and long-term balances, for these regulatory measurements.

The results effectively realized during the month for trading activities are controlled against defined loss levels and if these levels are exceeded, senior management is notified in order to evaluate potential corrective actions.

In addition to the above, the Market Risk Management Policy of Banco de Chile enforces to perform daily stress tests for the Trading Book and monthly for the Accrual Book. Additionally, the stress test for the FVOCI portfolio is included, which is reported daily. The output of the stress testing process is monitored against corresponding alert levels; in the case those triggers are breached, the senior management is notified in order to implement further actions, if necessary. In addition, the results during the month for the trading activities are controlled against defined loss levels and in case such levels are exceeded, senior management is also notified.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets as of March 31, 2023
Cash and due from banks	2,632,450	—	—	—	—	—	2,632,450
Transactions in the course of collection	606,461	—	—	—	—	—	606,461
Financial assets at fair value through other comprehensive income
Debt financial instruments	617,155	651,413	2,719,294	631,499	217,248	233,851	5,070,460
Derivative financial instruments for hedging purposes	75,016	3,708	199,173	322,759	330,341	1,027,108	1,958,105
Financial assets at amortized cost
Rights by resale agreements and securities lending	—	—	—	—	—	—	—
Debt financial instruments	1,203	—	18,947	492,449	26,177	449,457	988,233
Loans and advances to Banks	1,426,460	127,276	46,850	—	—	—	1,600,586
Loans to customers, net	4,932,633	4,216,624	7,203,211	9,352,830	4,668,267	13,170,739	43,544,304
Total Assets	10,291,378	4,999,021	10,187,475	10,799,537	5,242,033	14,881,155	56,400,599

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets as of December 31, 2022
Cash and due from banks	2,624,888	—	—	—	—	—	2,624,888
Transactions in the course of collection	743,379	—	—	—	—	—	743,379
Financial assets at fair value through other comprehensive income
Debt financial instruments	82,025	324,492	2,487,874	614,944	220,962	248,832	3,979,129
Derivative financial instruments for hedging purposes	378	4,040	296,187	347,208	352,502	1,033,196	2,033,511
Financial assets at amortized cost
Rights by resale agreements and securities lending	—	—	—	—	—	—	—
Debt financial instruments	—	8,816	11,222	56,159	459,884	452,991	989,072
Loans and advances to Banks	1,904,368	63,569	209,047	—	—	—	2,176,984
Loans to customers, net	5,061,294	3,188,902	7,913,635	9,165,338	4,722,852	13,044,702	43,096,723
Total Assets	10,416,332	3,589,819	10,917,965	10,183,649	5,756,200	14,779,721	55,643,686

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of March 31, 2023
Transactions in the course of payment	508,303	—	—	—	—	—	508,303
Derivative Financial Instruments for hedging purposes	70,042	5,956	201,440	344,183	338,859	1,518,845	2,479,325
Financial liabilities at amortized cost
Current accounts and other demand deposits	13,171,329	—	—	—	—	—	13,171,329
Saving accounts and time deposits	10,297,354	3,417,392	1,046,019	86,517	5,610	591	14,853,483
Obligations by repurchase agreements and securities lending	3,488	—	—	—	—	—	3,488
Borrowings from financial institutions	356,242	399,574	3,511,517	1,237,800	—	—	5,505,133
Debt financial instruments issued (*)	91,194	343,846	1,146,862	2,398,251	2,351,658	4,211,350	10,543,161
Financial instruments of regulatory capital issued (subordinated bonds)	6,886	17,799	26,891	95,932	86,104	1,147,987	1,381,599
Other liabilities	258,947	35	94	23	—	—	259,099
Total liabilities	24,763,785	4,184,602	5,932,823	4,162,706	2,782,231	6,878,773	48,704,920

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of December 31, 2022
Transactions in the course of payment	650,640	—	—	—	—	—	650,640
Derivative Financial Instruments for hedging purposes	1,440	1,006	272,568	341,455	332,705	1,503,902	2,453,076
Financial liabilities at amortized cost
Current accounts and other demand deposits	13,454,288	—	—	—	—	—	13,454,288
Saving accounts and time deposits	9,774,591	3,013,166	1,362,905	121,808	5,940	655	14,279,065
Obligations by repurchase agreements and securities lending	7,344	—	—	—	—	—	7,344
Borrowings from financial institutions	158,173	83,612	795,721	4,348,400	—	—	5,385,906
Debt financial instruments issued (*)	13,443	170,745	1,349,566	2,286,711	2,555,020	4,119,530	10,495,015
Financial instruments of regulatory capital issued (subordinated bonds)	2,869	—	48,017	94,649	84,952	1,135,504	1,365,991
Other liabilities	343,526	21	110	45	—	—	343,702
Total liabilities	24,406,314	3,268,550	3,828,887	7,193,068	2,978,617	6,759,591	48,435,027

(*)	Amounts shown here are different from those reported in the liabilities report which is part of the liquidity analysis, due to differences in the treatment of mortgage bonds issued by the Bank in both reports.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

Price Risk Sensitivity Analysis

The Bank uses stress tests as the main sensitivity analysis tool for Price Risk. The analysis is implemented for the Trading Book, Accrual Book and the FVOCI portfolio separately. The Bank has adopted this tool as it is considered more useful than fluctuations in business as usual scenario, such as VaR or EaR, given that:

(i)	The financial crisis show market factors fluctuations that are materially larger than those used in the VaR with 99% of confidence level or EaR with 99% of confidence level.

(ii)	The financial crisis also show that correlations between these fluctuations are materially different from those used in the VaR computation, since a crisis precisely indicates severe disconnections between the behaviors of market factors fluctuations respect to the patterns observed under normal conditions.

(iii)	Trading liquidity dramatically diminishes during financial distress and especially in emerging markets. Therefore, the overnight VaR number might not be representative of the loss for trading portfolios in such environment since closing exposures period may exceed one business day. This may also happen when calculating EaR, even considering three months as the closing period.

The impacts are determined by mathematical simulations of fluctuations in the values of market factors, and also, estimating the changes of the economic and /or accounting value of the financial positions.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

In order to comply with IFRS 9, the following exercise was included illustrating an estimation of the impact of extreme but reasonable fluctuations of interest rates, swaps yields, FX rates and exchange volatility, which are used for valuing Trading Book, Accrual Book and the FVOCI portfolio. Given that the Bank’s portfolio includes positions denominated in nominal and real interest rates, these fluctuations must be aligned with extreme but realistic Chilean inflation changes forecasts.

For the Trading Book, the exercise is implemented by multiplying the sensitivities by the fluctuations obtained as the results of mathematical simulations over a two-week time horizon and using the maximum historical volatility, within a significant period of time, in each of the market factor present. In the case of the FVOCI portfolio a four-week time horizon is used due to liquidity constrains; Accrual Book impacts are estimated by multiplying cumulative gaps by forward interest rates fluctuations modeled over a three-month time horizon and using the maximum historical volatility of interest fluctuations but limited by maximum fluctuations and / or levels observed within a significant period of time. It is relevant to note that the methodology might ignore some portion of the interest rates convexity, since it is not captured properly when large fluctuations are modeled. In any case, given the magnitude of the changes, the methodology may be reasonable enough for the purposes and scope of the analysis.

The following table illustrates the fluctuations resulting from the main market factors in the maximum stress test exercise, or more adverse, for the Trading Book.

The directions or signs of these fluctuations are those that correspond to those that generate the most adverse impact at the aggregate level.

Average Fluctuations of Market Factors for Maximum Stress Scenario Trading Book
	CLP Derivatives (bps)	CLP Bonds (bps)	CLF Derivatives (bps)	CLF Bonds (bps)	USD Offshore Libor Derivatives (bps)	Spread USD On/Off Derivatives (bps)
Less than 1 year	51	162	79	397	7	(108)
Greater than 1 year	8	79	84	153	18	(62)

bps = basis points.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

The worst impact on the Bank’s Trading Book as of March 31, 2023, as a result of the simulation process described above, is as follows:

Most Adverse Stress Scenario P&L Impact
Trading Book
(MCh$)

CLP Interest Rate		(7,261)
Derivatives	(2,175)
Debt instruments	(5,086)
CLF Interest Rate		(11,914)
Derivatives	(276)
Debt instruments	(11,638)
Interest rate USD offshore		322
Domestic/offshore interest rate spread USD		(2,002)
Banking spread		(477)
Total Interest rates		(21,332)
Total FX and FX Options		27
Total		(21,305)

The modeled scenario would generate losses in the Trading Book for approximately Ch$21,305 million. In any case, such fluctuations would not result in material losses compared to Basic Capital or to the P&L estimate for the next 12-months.

The impact on the Accrual Book as of March 31, 2023, which does not necessarily mean a net loss(gain) but a greater(lower) net income from funds generation (resulting net interest rate generation), is illustrated below:

Most Adverse Stress Scenario 12-Month Revenue
Accrual Book
(MCh$)

Impact by Base Interest Rate shocks	(336,882)
Impact due to Spreads Shocks	(6,451)
Higher / (Lower) Net revenues	(343,333)

The impact on the FVOCI portfolio it is show in the followings tables. First are the main fluctuation in the market factors, due to the scenarios provided for the stress test meltdown (more adverse), for this portfolio.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

The sign of the fluctuation below, correspond to the ones that generate the most adverse impact.

Average Fluctuations of Market Factors for Maximum Stress Scenario

FVOCI Portfolio

	CLP Bonds (bps)	CLF Bonds (bps)	USD Offshore Libor Derivatives (bps)	Spread USD On/Off Derivatives (bps)
Less than 1 year	242	367	8	55
Greater than 1 year	116	199	48	16

bps = basis points

The worst impact on the Bank’s FVOCI portfolio as of March 31, 2023, as a result of the simulation process described above, is as follows:

Most Adverse Stress Scenario P&L Impact
FVOCI portfolio
(MCh$)

CLP Debt Instrument	(52,860)
CLF Debt Instrument	(57,561)
Interest rate USD offshore	(3,445)
Domestic/offshore interest rate spread USD	—
Banking spread	(478)
Corporative spread	(5,937)
Total	(120,281)

The modeled for the FVTOCI Portfolio would generate potential impacts on equity accounts for approximately Ch$120,281 million.

The main negative impact on the Trading Book would occur as a result of an increase in debt instruments in CLF over 1 year, followed by an increase in CLP debt instruments under 1 year, while in the case of the FVTOCI portfolio the main impact comes from upward fluctuations in interest rates on debt instruments in both CLP and CLF, the latter only for instruments over 1 year. For its part, the lowest potential income in the next 12 months in the Accrual Book would occur in a scenario of a sharp decline in inflation and nominal rates.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(4)	Other Information related to Financial Risks:

a)	Libor transition project:

As a consequence of the decisions made by the United Kingdom Financial Conduct Authority (FCA) and the recommendations of the Alternative Reference Rates Committee (ARRC) made up of the Federal Reserve Board and the New York FED, from 12-31-2021 Libor rates in currencies other than US$ are no longer published, from 01-01-2022 new operations based on Libor stopped being issued and it was reported that from 06-30-2023 Libor in US$ will stop being published. As a result, it was recommended to use the US$ Libor published only in contracts in force as of 12-31-2021 up to the last date of publication of this.

Because of this, since 2020 the Bank has been enabling and implementing, in its different dimensions, the new risk-free reference rates (“RFR”) for carrying out operations in foreign currency as of 01-01-2022.

The process has been structured in 5 phases:

●	1st phase

-	Identification of the risks associated with the Libor transition process through the collection of information regarding the number of operations, amounts involved, remaining terms, types of products and course coins.

-	Periodic exchange of information with the main global banks regarding the RFRs that were being defined as a replacement for Libor rates.

-	Review of the documents published by the ARRC with its recommendations.

●	2nd phase

-	Preparation and presentation to the CMF in the year 2021 of the situational analysis of Banco de Chile regarding the end of Libor. This included reporting on the information research carried out in the 1st stage and the impact that the end of the Libor rate had both at the level of products and at the level of Bank areas.

●	3rd phase

-	Definition of the new RFRs to be used in the different currencies (daily SOFR, term SOFR, TONAR, SONIA, etc.)

-	Implementation of the RFR in the Bank’s systems

●	4th phase

-	Carrying out tests of course of financial operations to review the correct accrual of the new RFR.

-	Preparation of documentation with the RFR.

●	5th phase, currently in process:

-	Renegotiation of contracts with floating Libor rate with expiration after June 2023, in process.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(4)	Other Information related to Financial Risks, continued:

b)	FCA publication of April 03, 2023:

In November 2022, FCA announced a consultation on the possibility of continuing to publish synthetic USD LIBOR rates for 1, 3 and 6 months after the cessation of the defined LIBOR panel on June 30, 2023.

From the inquiry, on April 3, 2023 the FCA has announced that it will require the LIBOR panel to continue to publish 1, 3 and 6 month LIBOR rate adjustments using a ‘synthetic’ non-representative methodology.

Likewise, the FCA intends to cease publishing synthetic adjustments on September 30, 2024, however, it will take into account any unforeseen and material events.

c)	Offsetting of financial assets and liabilities:

The Bank trades financial derivatives with foreign counterparties using ISDA Master Agreement (International Swaps and Derivatives Association, Inc.), under legal jurisdiction of the City of New York – USA or London – United Kingdom. Legal framework in these jurisdictions, along with documentation mentioned, it allows Banco de Chile the right to anticipate the maturity of the transaction and then, offset the net value of those transactions in case of default of counterparty. Additionally, the Bank has negotiated with these counterparties an additional annex (CSA Credit Support Annex), that includes other credit mitigating, such as entering margins on a certain amount of net value of transactions, early termination (optional or mandatory) of transactions at certain dates in the future, coupon adjustment of transaction in exchange for payment of the debtor counterpart over a certain threshold amount, etc.

Below are detail the contracts susceptible to offset:

	Fair Value		Negative Fair Value of contracts with right to offset		Positive Fair Value of contracts with right to offset		Financial Collateral		Net Fair Value
	March	December	March	December	March	December	March	December	March	December
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Derivative financial assets	2,811,589	2,987,106	(1,365,079)	(1,014,141)	(990,836)	(1,508,710)	(258,444)	(180,863)	197,230	283,392

Derivative financial liabilities	3,241,226	3,324,498	(1,365,079)	(1,014,141)	(990,836)	(1,508,710)	(329,347)	(302,571)	555,964	499,076

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(5)	Operational risk:

One of the Bank’s objectives is to monitor, control and maintain at adequate levels, the risk of losses resulting from a lack of adequacy or a failure of processes, personnel and/or internal systems, or due to external events. This definition includes legal risk and excludes strategic and reputational risk.

Operational risk is inherent in all activities, products and systems, and cuts across the entire organization in its strategic, business and support processes. It is the responsibility of all the Bank’s collaborators to manage and control the risks generated within their scope of action, since their materialization may lead to direct or indirect financial losses.

To face this risk, the Bank has defined a Regulatory Framework and a governance structure according to the volume and complexity of its activities. The Retail Credit Risk and Global Risk Control Division administer the management of this risk, through the establishment of an Operational Risk Management. Likewise, the “Superior Committee for Operational Risk” and the “Committee for Operational Risk” supervise it.

The Operational Risk Policy defines a comprehensive management framework that considers the identification, evaluation, control, mitigation, monitoring and reporting of these risks. This comprehensive management considers the execution of a series of structured activities in the following fields of action:

−	Fraud Management: considers the permanent analysis of information (both internal and external) to identify risk points and behavior, defining and driving mitigation actions, aiming to improve security for our customers and reduce economic losses associated with this concept.

−	Process Assessment: considers the identification and assessment of risks and controls associated with all bank processes, constantly monitoring and determining acceptable risk levels and mitigation actions to be applied in the event of deviation from these levels.

−	Testing of Controls: consists of evaluating the operational effectiveness of the documented controls by risk operational through effectiveness tests, allowing to verify if the controls are correctly designed and implemented to prevent or detect a material error.

−	Event Management: Significant operational risk events, whether resulting in losses or not, are analyzed, controlled, and reported to the defined governance entities, in order to prevent them from recurring, with emphasis on proper process execution and promoting mitigating measures to ensure an adequate control environment.

−	Loss Base Management: Its purpose is to establish processes and procedures that allow the identification, collection and treatment of operational loss records, and their proper recording in the loss base, ensuring compliance with the regulatory requirements established in the methodology for the computation of operational risk weighted assets.

−	Profile and Risk Appetite Framework: Operational Risk management is aligned with the statements established in Bank’s Risk Appetite Framework (“RAF”). Furthermore, the Comprehensive Risk Measurement (“CRM”) exercise is carried out, whose objective is to determine the inherent risk profile of the institution, through methodologies that allow quantifying the profile in all aspects of operational risk management.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(5)	Operational risk, continued:

−	Operational Risk Capital Management: considers designing and ensuring the implementation of the measurement, reporting and control of stress testing models for operational risk, in accordance with the regulatory framework established for this area. Additionally, ensure the correct measurement and reporting of operational risk weighted assets.

−	Supplier Management: Its purpose is to identify, manage and monitor the risks that may arise from outsourcing services to external providers. For this, the Bank has a supplier management model that considers an analysis of criticality and risk associated with the services contracted and a scheme of evaluation and monitoring with special focus on those considered relevant.

−	Self-Assessment Matrix: Its purpose is to comply with the established in Chapter 1-13 of the Updated Compilation of Standards for the Financial Market, where the management of both the Bank and its Subsidiaries must analyze and comment on the development of its risk management. This pronouncement considers each of the matters established in the standard, taking into account additional aspects related to management. In this context, the Operational Risk Management Department has the role of coordinator and general orchestrator of the exercise, consolidating results and reporting them to the corresponding government instances.

−	Operational Risk Assessment for Projects: The Bank is constantly working on project development, intensified in a digital transformation context, which includes the creation of new products and services, major technological implementations and operational changes in its processes. The implementation of these projects can lead to the emergence of new risks that must be properly mitigated prior to implementation, through the design of robust controls. For this, there is a methodological framework and specific tools that allow for an assessment of the different risks and controls, establish a general level of risk exposure, and determine mitigation actions in cases where necessary.

−	Relations with external entities: It involves the coordination, preparation and delivery of information for supervisions conducted by external entities to Operational Risk.

−	Corporate Training Plan: In order to constantly spread the culture of operational risk management throughout the corporation and promote the importance and responsibility of each employee in proper risk management, the Bank establishes an annual training plan, which takes into account the different areas of Operational Risk Management, which is developed through the use of different tools and communication methods.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(5)	Operational risk, continued:

All areas previously mentioned, together with the corresponding regulatory framework and governance structure, constitute the overall management of Operational Risk. Each of the areas is based on a process of identification, evaluation and mitigation of risks, whether or not they have been realized, which can lead to the definition of action plans or indicators that allow for adequate monitoring of each risk. In this way, Banco de Chile and its Subsidiaries ensure an adequate environment for the management of operational risk.

Below is the exposure to net loss, gross loss and recoveries due to operational risk events as of March 31, 2023 and 2022:

	March 2023			March 2022
Category	Lost Gross	Recoveries	Lost Net	Lost Gross	Recoveries	Lost Net
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Internal fraud	23	(1)	22	9	—	9
External fraud	5,385	(1,963)	3,422	2,745	(1,312)	1,433
Work practices and safety in the business position	504	—	504	371	—	371
Customers, products and business practices	298	—	298	107	—	107
Damage to physical assets	223	(1)	222	60	—	60
Business interruption and system failures	61	—	61	27	—	27
Execution, delivery and process management	751	(84)	667	617	(64)	553
Total	7,245	(2,049)	5,196	3,936	(1,376)	2,560

Business Continuity

The Bank in the management for the compliance with the objectives related to the delivery of the service of attention to its clients, has the Management of Business Continuity, responsible for managing the constant preparation for the safeguard of the operation of the critical products and services before situations that could affect the continuity of the organization or of the country.

In addition, the Business Continuity Management defines the global and regulatory framework established in the Policy and Standard, developing a consistent Continuity Plan for the Bank and its Subsidiaries, with the aim of managing the strategy and control of business continuity in operational and technological lines, maintaining alternate operation plans, controlled and simulation tests to reduce the impact of disruptive events, in addition to providing resilience to the organization by establishing comprehensive strategies to ensure the safety of the employees, protect the Bank’s assets from catastrophic scenarios, maintain relevant documentation and carry out trainings associated with this subject.

That is why Business Continuity has methodologies and controls that contribute to the application of the integrated model within the corporation, mainly represented in the following management areas:

−	Document Management: It consists of carrying out methodological processes of updating the documentation that supports Business Continuity in operational and technological areas, with the aim of keeping the strategy implemented in the Bank up to date and in accordance with the guidelines of Business Continuity Management (BCM).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(5)	Operational risk, continued:

−	Business Continuity Tests: It refers to annually scheduled contingency simulations that address the 5 risk scenarios defined for the Bank (Failure in Technology Infrastructure, Failure in Physical Infrastructure, Massive Absence of Personnel, Failure in Critical Supplier Service and Cybersecurity), allowing to maintain constant training and integration of critical personnel operating the payment chain, under the defined contingency procedures that support the Bank’s critical products and services.

−	Crisis Management: Internal process of the Bank that maintains and trains the key executive roles associated with the Crisis Groups in conjunction with the main recovery strategies and structures defined in the BCM model. In this way, it constantly strengthens the different areas necessary for preparation, execution and monitoring, which will allow to face crisis events in the Bank.

−	Critical Supplier Management: This involves the management, control and testing of Business Continuity Plans implemented by the suppliers involved in the processing of critical products and services for the Bank, associated with the risk scenarios established in direct relation to the contracted service.

−	Alternative Site Management: It includes the continuous management and control of secondary physical locations for the Bank’s critical units, to keep the operation active in case of failure in the main work location. The objective is to protect and maintain the technological and operational functionalities of the alternative sites, to reduce recovery times in case of crisis and that activation is effective when its use is required.

−	Relations with subsidiaries and External Entities: It consists of the permanent control, management and leveling on the compliance of Subsidiaries under the methodology and strategic lines established by the Bank in crisis environments and Business Continuity Management. It also includes the global management with the requirements of internal and external regulators.

−	Continuous Improvement: considers the application of automation processes and the adaptation of resources used in the internal processes of the business continuity model, with the objective of improving response times in the delivery and analysis of information in contingencies, complementing the managed processes of the BCM.

−	Training: It includes the development and implementation of processes and instances prepared under different learning methodologies to strengthen and empower employees about the continuity of business model.

The management and unification of the described areas, together with the compliance of the implemented regulations and the structured governability, constitute the Business Continuity Model of the Bank of Chile.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(5)	Operational risk, continued:

Cybersecurity

The Engineering Management is in charge of defining, implementing and maximizing existing cyber threat protection technologies, and defining and maintaining the security architecture. The Cyber Defense Management is responsible for safeguarding information assets by proactively detecting, responding and containing threats. Likewise, this department is responsible for managing cybersecurity incidents in an assertive and timely manner, minimizing the impact and improving response times, with the aim of protecting the Bank’s operations. The Strategic Management Sub-department is responsible for defining and managing and complying with the Strategic Plan of the Cybersecurity Division, guaranteeing the effective and efficient use of resources, and imparting and controlling the Cybersecurity guidelines to suppliers. The Technological Risk Management is in charge of identifying, evaluating, treating and reporting information security, technological and cybersecurity risks, this includes the management of technological risks in the Bank’s projects. Furthermore, the Sub-Management of Cybersecurity Assurance has the responsibility of reviewing compliance with the Strategic Plan, policies, procedures and regulatory framework in terms of cybersecurity. It also develops and implements the Cybersecurity Awareness Program of the corporation. Finally, the Advanced Cyber Intelligence and Analytics Unit aims to obtain, analyze, and process timely information regarding threats, to provide cyber intelligence and facilitate decision-making within the corporation, in order to keep it safe, protected and resilient.

48.	Information on Regulatory Capital and Capital Adequacy Ratios:

Requirements and Capital Management:

The main objectives of the Bank’s capital management are to ensure the adequacy and quality of its capital, at a consolidated level, based on the adequate management of the risks it faces in its operations, establishing sufficient capital levels, through the definition of an internal objective, which supports both the business strategy in normal scenarios, as well as stress scenarios in the short and medium terms, thus ensuring compliance with regulatory requirements, coverage of its material risks, a solid credit classification and the generation of adequate capital clearances. During 2022, the Bank has comfortably met the required capital requirements and its internal sufficiency objectives.

As part of its Capital Management Policy, the Bank has established capital sufficiency alerts and limits approved by the Board of Directors, which are monitored by the governance structures that the Bank has established for these purposes, including the Capital Management Committee. During 2023, none of the internal alerts defined by the Bank were activated as part of the Capital Risk Appetite Framework. In this sense, the Bank manages capital based on its strategic objectives, its risk profile and its ability to generate cash flows, as well as the economic and business context in which it operates. Consequently, the Bank may modify the amount of payment of dividends to its shareholders or issue basic capital, additional tier 1 capital or tier 2 capital instruments.

Capital Requirements

In accordance with the General Banking Law, the effective equity of a bank may not be less than 8% of its risk-weighted assets (RWA), net of required provisions. Additionally, it establishes that the Basic Capital may not be less than 4.5% of its APR or 3% of its total assets, net of required provisions. Regarding Tier 1 capital, corresponding to the sum of Basic Capital and Additional Tier 1 Capital, the latter in the form of bonds with no maturity date and preferred shares, it is established that it may not be less than 6% of their RWAs, net of required provisions. Likewise, banking entities must comply, as established by current regulations or regulators, with capital buffers, such as the conservation buffer, the systemically important buffer, the countercyclical buffer and/or capital charges by Pillar 2.

Adoption of the Basel III standard

In 2019, the CMF began the regulatory process for the implementation of Basel III standards in Chile, as established in Law No. 21,130 that modernizes banking legislation. During the years 2020 and 2021, the CMF promulgated the different regulations for the adoption of the Basel III standard for local banking, which are applicable as of December 1, 2021. The regulation includes the standard methodologies to determine, among others, Credit, Operational and Market Risk-Weighted Assets, regulatory capital, leverage ratio and systemically important banks. Additionally, the regulations describe requirements and conditions applicable to: (i) the application of internal models for the calculation of certain risk-weighted assets, (ii) the issuance of additional tier 1 and tier 2 capital hybrid instruments, (iii) market disclosure requirements (Pillar 3), (iv) the principles for determining capital buffers (countercyclical and conservation), (v) additional requirements to which banks defined as systemically important and (vi) the criteria by which banks with deficiencies identified in the supervision process (Pillar 2) could be subject to additional capital requirements, among others.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

48.	Information on Regulatory Capital and Capital Adequacy Ratios, continued:

Requirements and Capital Management continued:

On March 31, 2023, the CMF ratified the systemically important banking feature of Banco de Chile, confirming a system cushion of 1.25% for the entity, with the graduality defined by the regulation. Likewise, based on the conclusions of the self-assessment of capital process for the year ended December 31, 2021, the CMF did not establish additional capital charges for Pillar 2 for the Bank.

The aforementioned Basel III banking solvency standards consider a series of transitory regulations. These measures include: i) the gradual adoption of the conservation buffer, requirements for systemic banks and repeal of the requirements of article 35 of the LGB, ii) the gradual application of adjustments to regulatory capital, iii) the temporary substitution of additional tier 1 capital (AT1) for tier 2 capital instruments, that is, subordinated bonds and additional provisions and iv) gradualness to continue recognizing subordinated bonds issued by banking subsidiaries as effective equity, among other matters..

Information on regulatory capital and capital adequacy indicators is presented below:

	Total assets, risk-weighted assets and components of the	Local and Overall	Local and Overall
	effective equity according to Basel III	consolidated	consolidated
Item No.	Item description	March-2023	Dec-2022
		MCh$	MCh$

1	Total assets according to the statement of financial position	54,947,371	55,255,362
2	Non-consolidated investment in subsidiaries	—	—
3	Assets discounted from regulatory capital, other than item 2	181,290	165,833
4	Derivative credit equivalents	1,200,184	1,276,512
4.1	Financial derivative contracts	2,811,589	2,987,106
5	Contingent loans	2,582,267	2,756,396
6	Assets generated by the intermediation of financial instruments
7	= (1-2-3+4-4.1+5-6) Total assets for regulatory purposes	55,736,943	56,135,331
8.a	Credit risk weighted assets, estimated according to the standard methodology (CRWA)	31,430,205	30,657,020
8.b	Credit risk weighted assets, estimated according to internal methodologies (CRWA)	—	—
9	Market risk weighted assets (MRWA)	1,419,037	1,365,367
10	Operational risk weighted assets (ORWA)	3,707,364	3,630,835
11.a	= (8.a/8.b+9+10) Risk-weighted assets (RWA)	36,556,606	35,653,222
11.b	= (8.a/8.b+9+10) Risk-weighted assets, after application of the output floor (RWA)	36,556,606	35,653,222
12	Owner’s equity	4,702,789	4,858,325
13	Non-controlling interest	2	2
14	Goodwill	—	—
15	Excess minority investments	—	—
16	= (12+13-14-15) Core Tier 1 Capital (CET1)	4,702,791	4,858,327
17	Additional deductions to core tier 1 capital, other than item 2	27,607	18,940
18	= (16-17-2) Core Tier 1 Capital (CET1)	4,675,184	4,839,387
19	Voluntary provisions (additional) imputed as additional Tier 1 capital (AT1)	182,783	178,266
20	Subordinated bonds imputed as additional tier 1 capital (AT1)	—	—
21	Preferred shares allocated to additional tier 1 capital (AT1)	—	—
22	Bonds without a fixed term of maturity imputed to additional tier 1 capital (AT1)	—	—
23	Discounts applied to AT1	—	—
24	= (19+20+21+22-23) Additional Tier 1 Capital (AT1)	182,783	178,266
25	= (18+24) Tier 1 Capital	4,857,967	5,017,653
26	Voluntary provisions (additional) imputed as Tier 2 capital (T2)	392,878	383,213
27	Subordinated bonds imputed as Tier 2 capital (T2)	978,040	972,550
28	= (26+27) Equivalent tier 2 capital (T2)	1,370,918	1,355,763
29	Discounts applied to T2	—	—
30	= (28-29) Tier 2 capital (T2)	1,370,918	1,355,763
31	= (25+30) Effective equity	6,228,885	6,373,416
32	Additional basic capital required for the constitution of the conservation buffer	456,958	445,669
33	Additional basic capital required to set up the countercyclical buffer	—	—
34	Additional basic capital required for banks qualified as systemic	114,239	111,417
35	Additional capital required for the evaluation of the adequacy of effective equity (Pillar 2)	—	—

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

48.	Information on Regulatory Capital and Capital Adequacy Ratios, continued:

Requirements and Capital Management continued:

	Local and Overall consolidated	Local and Overall consolidated
	March-2023	December-2022
Capital Adequacy Ratios and Regulatory Compliance according to Basel III	%	%
Leverage Ratio	8.39%	8.62%
Leverage Ratio that the bank must meet, considering the minimum requirements	3%	3%
CET 1 Capital Ratio	12.79%	13.57%
CET 1 Capital Ratio that the bank must meet, considering the minimum requirements	4.81%	4.81%
Capital buffer shortfall	0%	0%
Tier 1 Capital Ratio	13.29%	14.07%
Tier 1 Capital Ratio that the bank must meet, considering the minimum requirements	6.00%	6.00%
Total or Regulatory Capital Ratio	17.04%	17.88%
Total or Regulatory Capital Ratio that the bank must meet, considering the minimum requirements	8.00%	8.00%
Total or Regulatory Capital Ratio that the bank must meet, considering the charge for article 35 bis	8.00%	8.00%
Total or Regulatory Capital Ratio that the bank must meet, considering the minimum requirements, conservation buffer and countercyclical buffer	9.25%	9.25%
Credit rating	A	A
Regulatory compliance for Capital Adequacy
Additional provisions computed in Tier 2 capital (T2) in relation to CRWA	1.25%	1.25%
Subordinated bonds computed as Tier 2 capital (T2) in relation to CET 1 Capital	20.80%	20.02%
Additional Tier 1 Capital (AT1) in relation to CET 1 Capital	3.91%	3.68%
Voluntary (additional) provisions and subordinated bonds computed as AT1 in relation to RWAs	0.50%	0.50%

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

49.	Subsequent Events:

a)	On April 11, 2023, a placement in the local market of senior, dematerialized and bearer bonds, issued by Banco de Chile and registered in the Securities Registry of the Financial Market Commission under number 11/ 2022 was carried out.

The specific conditions of said placement were the following:

GG Series Bond, for a total amount of UF650,000, maturing on May 1, 2035 and at an average placement rate of 2.50%.

The Interim Consolidated Financial Statements of Banco de Chile for the period ended March 31, 2023 were approved by the Directors on April 27, 2023.

In Management’s opinion, there are no other significant subsequent events that affect or could affect the Interim Consolidated Financial Statements of Banco de Chile and its subsidiaries between March 31, 2023 and the date of issuance of these Interim Consolidated Financial Statements.

/s/ Héctor Hernández G.	/s/ Eduardo Ebensperger O.
Héctor Hernández G.	Eduardo Ebensperger O.
General Accounting Manager	Chief Executive Officer